As filed with the Securities and Exchange Commission on November 2, 2006
Registration No. 333-137398

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Telesat Holding Inc.
(Exact Name of Registrant as Specified in its Charter)

Canada	4899	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No., if Applicable)

1601 Telesat Court
Gloucester, Ontario K1B 5P4
(613) 748-0123
(Address (including postal code) and telephone number
(including area code) of Registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8400
(Address (including zip code) and telephone number
(including area code) of Agent for Service in the United States)

Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Ian G. Putnam Stikeman Elliott LLP Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500	Christopher J. Cummings Adam M. Givertz Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, Ontario, Canada M5L 1E8 (416) 360-8484	Andrew Bleau Geoff Gilbert Ogilvy Renault LLP 1981, avenue McGill College Bureau 1100 Montreal, QC, Canada H3A 3C1 (514) 847-4747
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN THE PROSPECTUS

I-1

The information in this preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 2, 2006.
                                          Shares
Telesat Holding Inc.
Class B Non-Voting Shares

        This is an initial public offering of Class B non-voting shares of Telesat Holding Inc. All of the Class B non-voting shares are being sold by us. We are a wholly-owned subsidiary of BCE Inc., or BCE. Upon completion of this offering, BCE will own 100% of our Class A common shares, representing 100% of our outstanding voting shares.
      Prior to this offering, there has been no public market for the Class B non-voting shares. It is currently estimated that the initial public offering price per share will be between $          and $          .
      We intend to use the net proceeds of this offering, as well as a portion of the proceeds of certain debt financings, to make a distribution to our parent company, BCE.
      See “Risk Factors” on page 13 to read about factors you should consider before buying our Class B non-voting shares.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
      To the extent that the underwriters sell more than                     Class B non-voting shares, the underwriters have the option to purchase up to an additional                     Class B non-voting shares from us at the initial public offering price less the underwriting discount.

      The underwriters expect to deliver the Class B non-voting shares on                     , 2006.

Goldman, Sachs & Co.	Citigroup	RBC Capital Markets

Prospectus dated                     , 2006.

PROSPECTUS SUMMARY
      The following summary contains basic information about Telesat Holding Inc., Telesat Canada, which will become a wholly-owned subsidiary of Telesat Holding Inc. as part of the Reorganization described below, the subsidiaries of Telesat Canada, and the offering of our Class B non-voting shares, and should be read together with the more detailed information contained elsewhere in this prospectus. Unless otherwise indicated, the disclosure contained in this prospectus assumes that the transactions outlined under the heading “The Reorganization” have been completed. Certain terms used in this prospectus are defined in the Glossary. We use technical terms in this prospectus which are standard in the satellite industry. For an explanation of such terms, please refer to the Glossary at the end of this prospectus. References to “Telesat” refer to Telesat Canada and its subsidiaries. Unless the context otherwise requires, any reference to “we”, “our”, “us” or similar terms in the prospectus refers to Telesat Holding Inc., together with Telesat, except for historical references prior to the Reorganization which refer to Telesat.
OUR COMPANY
      We are the leading satellite services provider in Canada in terms of revenues and market share, with a significant and growing presence in the Americas. We own a state-of-the-art fleet of geostationary satellites that on average have over 60% of their total service life remaining, occupy prime orbital slots to which we have been granted access and from which we provide our fixed satellite services, or FSS, and our direct broadcast satellite, or DBS, services in Canada and the rest of the Americas. We earn the substantial majority of our revenue through the provision of broadcast and business network services. In addition, we are at the forefront of using commercial Ka-band frequency to provide high-speed Internet access, which we believe will drive additional growth in the industry. During the year ended December 31, 2005, we generated revenue of $474.7 million and net earnings of $90.7 million. For the nine months ended September 30, 2006, we generated revenue of $351.0 million and net earnings of $85.7 million. As of September 30, 2006, we had $146.7 million of indebtedness and, on a pro forma basis giving effect to the Recapitalization discussed below, we would have had $1,111.3 million of indebtedness.
      Our diverse range of customers includes direct-to-home, or DTH, service providers, cable companies, television broadcasters, Internet service providers, telecommunications carriers, other corporations and governments. Our customer service contracts are typically multi-year in duration and we generally contract all or a significant portion of a satellite’s capacity prior to commencing construction. As a result of our long-term contracts and our pre-sale strategy, we had approximately $4.1 billion in contracted backlog as of September 30, 2006, which represents our expected future revenue (without discounting for present value) under all contractual service agreements for in-orbit and future satellites, including any deferred revenue that we will recognize in the future in respect of cash already received. This represents a multiple of over eight times revenue for the year ended December 31, 2005, which we believe is the highest multiple among the major satellite operators in the industry.
      We currently have a fleet of seven in-orbit satellites comprised of five owned-and-operated satellites and two leased-and-operated satellites. Two additional satellites, Anik F3 and Nimiq 4, are scheduled for launch in the first half of 2007 and in mid-2008, respectively. We have contracted all 32 Ku-band transponders covering the 15-year lifetime capacity of Anik F3 to EchoStar and the entire payload of the lifetime capacity of Nimiq 4 to Bell ExpressVu. For the twelve month period ended September 30, 2006, our satellite service availability/continuity rate across all transponders in our satellite fleet was 99.997%, based on transponder-hours available during the year.
      We own and operate an extensive ground infrastructure across Canada and the United States with additional facilities in Brazil and Australia.

Our Services and Business Segments
      We provide our services through the following five business segments:

Broadcast: Our broadcast service business segment provides the greatest percentage of our total revenue, averaging approximately 52% over the 5-year period ended December 31, 2005. This segment’s services include: satellite services for major DTH service providers; video distribution for major Canadian broadcasters and cable television operators; and occasional use services consisting of satellite transmission services for the timely broadcast of video news, sports and live event coverage.

Business Networks: We provide end-to-end communication network services in Canada and the United States. Applications include point-of-sale, distance learning, and Internet and intranet requirements. We also offer business and consumer Ka-band services, Very Small Aperture Terminal, or VSAT, systems (which include satellite dishes installed on rooftops) and hybrid systems including digital subscriber line, or DSL.

Carrier: We provide capacity and end-to-end services for data and voice transmission services to telecommunication carriers located in Canada, the United States and South America.

Consulting & Other: This business segment includes revenue generated from our position as one of the world’s leading providers of commercial satellite consulting services in terms of the number of commercial satellite construction monitoring programs.

Subsidiaries: This business segment comprises our operation of Infosat Communications Inc., or Infosat, The SpaceConnection, Inc., or SpaceConnection, and Telesat Brasil Limitada, or Telesat Brasil, all of which are primarily resellers of satellite services.
Our Competitive Strengths
      Our business is characterized by the following key competitive strengths:

Leading Satellite Service Provider in Canada. Over 95% of video broadcasting signals originating in Canada are distributed over our satellites. We believe that we will continue to realize strong, sustainable performance in Canada as a result of our position as the country’s leading satellite operator, our strong relationships with customers, and our positions in prime Canadian orbital slots.

Strong Relationships with a High-Quality Customer Base. We have strong relationships with a high-quality, long-term customer base that includes Bell Canada, Canadian Broadcasting Corporation, the Government of Canada, Bell ExpressVu, Star Choice and EchoStar.

Attractive Canadian Orbital Slots and Ground Infrastructure in the Americas. We occupy a distinct collection of scarce Canadian orbital slots, including the only three currently assigned Canadian FSS slots and three of the four currently assigned Canadian DBS slots. We also own and operate ground infrastructure throughout the Americas which enables us to provide end-to-end services and diversifies our revenue base.

Strong and Predictable Cash Flow Generation Ability. Historically, we have been able to generate strong and predictable cash flows from our operating activities, due to the high operating margins in the satellite industry and our disciplined administration of expenses. Approximately $300 million of cash revenue is already contracted in each of 2007, 2008, 2009 and 2010. Over the five year period ended December 31, 2005, we demonstrated consecutive year over year growth in both revenue and Adjusted EBITDA.

Our Fleet of Satellites. We own a state of the art fleet of geostationary satellites that have on average over 60% of their service life remaining. We do not anticipate that we will need to begin procuring any replacement satellites in the near term.

History of Technical Expertise and Innovation. We believe that our history of innovation and our technical expertise, combined with the agility afforded us by our small size relative to major satellite operators, give us a competitive advantage by being able to be first to market with certain of our new services.

Experienced Team. We believe we have one of the most experienced management teams in our industry. Our President and Chief Executive Officer, Daniel Goldberg, has been working in the communications sector for the past 15 years and in satellite operating companies since 1998, most recently as the Chief Executive Officer of SES New Skies. Our remaining executive team has between 19 and 27 years of service with Telesat.

Our Business Strategy
      Our goal is to prudently grow our revenue and operating cash flow by capitalizing on increasing demand for satellite-delivered video, data and Internet services throughout the Americas and by differentiating ourselves from our competitors by leveraging our position in prime North American orbital slots, our ground infrastructure and our industry expertise. Our strategy includes the following initiatives:

Drive the disciplined growth of our business. We are capitalizing on significant growth opportunities in Canada and further expanding our services in the United States by prudently adding satellite capacity to our fleet and exploiting our North American orbital resources.

Leverage our attractive orbital locations to exploit increasing demand for video and data services. We believe that with our attractive orbital slots, we will continue to capitalize on a number of growth drivers in the satellite services industry, including increased demand for broadcast video applications, including DTH services, HDTV signals, interactive television, Internet Protocol television, or IPTV, and expanded local station distribution.

Focus on increasing the cash-flow generating ability of our business. We expect to further grow our cash flow from operations through the prudent investments we make in satellites, which leverage our fixed cost base to improve operational efficiencies and margins. In this regard, we anticipate that our planned Anik F3 and Nimiq 4 satellites, which already have a substantial portion of their capacity contracted, will generate incremental revenues which will allow us to expand our margins and increase our cash flow.

Continue to provide differentiated end-to-end services to grow revenues. We differentiate ourselves from our peers by providing end-to-end services which enable us to increase revenue by providing a wide range of service offerings for customers.

Leverage our unique position to participate in industry consolidation. We believe we are well positioned to participate in a consolidating industry.
Our Reorganization
      Prior to the completion of this offering, Telesat will undertake a reorganization in order to create an appropriate corporate structure for this offering. As part of the reorganization, Telesat Holding Inc. will acquire all of the outstanding common shares of Telesat from BCE. See “The Reorganization.”
Our Recapitalization
      Subsequent to the Reorganization and prior to completion of this offering, we expect to incur certain indebtedness that will be used by us, together with the net proceeds of this offering, to repay amounts due to BCE as part of the Reorganization and refinance certain of Telesat’s existing indebtedness. On November 1, 2006 Telesat used cash on hand to redeem its outstanding preferred shares. These transactions are also effected to create an appropriate corporate structure for this offering. See “The Recapitalization.” As of September 30, 2006, we had $146.7 million of indebtedness. On a pro forma basis, after giving effect to the Recapitalization, as of September 30, 2006, we would have had $1,111.3 million of indebtedness.

Risk Factors
      Our ability to execute our strategy is subject to certain risks, including those that are generally associated with operating in our industry. For example, our satellites may be affected by launch and construction delays, failures or anomalies, unforeseen competing technologies may emerge, demand for our services might not develop as expected, we may lose significant customers, and the regulation of our industry may change in a way that is detrimental to our business. These factors and other factors may limit our ability to successfully execute our business strategy. Investing in our Class B non-voting shares involves substantial risk. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our Class B non-voting shares.
Our Shareholder
      We are currently a wholly-owned subsidiary of BCE. BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides a suite of communications services to residential and business customers in Canada. Under the Bell brand, BCE’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and DTH satellite and very high-speed digital subscriber loop, or VDSL, television services. See “Principal Shareholder”.

Corporate Structure
      The charts below summarize our ownership structure before and after giving effect to the Reorganization, Recapitalization and this offering.
           Pre-Reorganization, Recapitalization and Offering Structure

           Post-Reorganization, Recapitalization and Offering Structure

      We were incorporated as a Canadian corporation in April 2006 for the purpose of effecting a holding company structure. Telesat is a Canadian corporation formed in 1969. Our registered offices and corporate headquarters are located at 1601 Telesat Court, Gloucester (Ottawa), Ontario, Canada K1B 5P4. Our telephone number is (613) 748-0123. We maintain an Internet site on the World Wide Web at www.telesat.ca. Information on our web site is not, and should not be deemed to be, part of this prospectus and is not being incorporated by reference herein.

The Offering

Class B non-voting shares offered by us in this offering:	Class B non-voting shares.

Class B non-voting shares outstanding after this offering:	Class B non-voting shares.

Class A common shares outstanding after this offering:	Class A common shares. BCE owns all of our Class A common shares.

Total Class B non-voting shares and Class A common shares outstanding after this offering:	shares.

Voting Rights:

Class A common shares:	Each Class A common share is entitled to one vote per share.

Class B non-voting shares:	Class B non-voting shares are not entitled to vote except as required by law.

Use of Proceeds:	We estimate that our net proceeds from our sale of approximately Class B non-voting shares in this offering at an initial price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commission and offering expenses payable by us, will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional Class B non-voting shares). None of the proceeds of this offering will be invested in our business but rather will be used to repay $ million, representing the balance of the note we issued to BCE as part of the Reorganization, and the balance of $ million will be distributed to BCE, the holder of our Class A common shares.

Dividend Policy:	In accordance with our dividend policy, we currently intend to pay a dividend to holders of Class A common shares, Class B non-voting shares and Class C common shares. The amount and timing of such dividend will be determined by our board of directors prior to the closing of this offering. The declaration and payment of dividends, however, is discretionary and will depend on a number of factors. See “Dividend Policy.”

Over-Allotment Option:	We have granted the underwriters an over-allotment option exercisable for a period of 30 days from the closing of the offering to purchase up to an additional Class B non-voting shares from us (representing % of the Class B non-voting shares offered hereby) at the offering price to cover over-allotments, if any, and for market stabilization purposes. See “Underwriting.”

      Unless we specifically state otherwise, all information in this prospectus regarding our Class B non-voting shares:

•	gives effect to the Reorganization and the Recapitalization. See “The Reorganization” and “The Recapitalization;” and

•	assumes no exercise by the underwriters of their over-allotment option to purchase additional Class B non-voting shares.
Risk Factors
      Investing in our Class B non-voting shares involves substantial risk. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our Class B non-voting shares.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL, OPERATING AND OTHER DATA
      The following table sets forth a summary of certain financial information for the dates and periods indicated. The summary financial information for the years ended December 31, 2003, 2004 and 2005 and as at December 31, 2004 and 2005 has been prepared from our audited financial statements appearing elsewhere in this prospectus. The summary financial information for the nine months ended September 30, 2005 and 2006 and as at September 30, 2006 has been prepared from our unaudited financial statements appearing elsewhere in this prospectus.
      The pro forma statement of operations data gives effect to the Reorganization and the Recapitalization, in the manner described under “Unaudited Pro Forma Financial Data,” as if these transactions had occurred on January 1, 2005. The pro forma balance sheet data was prepared as if these transactions had occurred as of September 30, 2006. The unaudited pro forma financial statements do not purport to represent what our financial position and results of operations actually would have been had the Reorganization and Recapitalization occurred as of the dates indicated and for the periods presented, and should not be taken as representative of our results of operations or financial condition following completion of these transactions.
      Our financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the differences between our financial results as prepared under Canadian GAAP and under U.S. GAAP, you should refer to note 24 of our audited consolidated financial statements and note 8 to our unaudited consolidated financial statements, which are included elsewhere in this prospectus.
      The summary historical and pro forma financial information should be read in conjunction with our financial statements and the notes thereto and “Selected Historical Financial Information”, “Unaudited Pro Forma Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each of which are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period.

      Dollar amounts presented in the table below are in Canadian dollars.

					Nine Months Ended
	Year Ended December 31,			Pro Forma	September 30,		Pro Forma
				December 31,			September 30,
Canadian GAAP	2003	2004	2005	2005	2005	2006	2006

	(Dollars in millions except per share, number of shares and operating data)
Statement of Operations Data:
Operating revenues:
Broadcast	$193.5	$200.0	$207.1	$207.1	$154.5	$165.2	$165.2
Business Networks	66.7	78.4	132.5	132.5	105.9	85.1	85.1
Carrier	27.5	29.5	35.1	35.1	25.1	18.7	18.7
Consulting and Other	29.7	23.4	26.2	26.2	18.0	21.4	21.4
Subsidiaries	32.0	41.8	89.4	89.4	67.7	74.2	74.2
Inter-segment eliminations	(4.9)	(10.9)	(15.6)	(15.6)	(14.0)	(13.6)	(13.6)

Total operating revenues	344.5	362.2	474.7	474.7	357.2	351.0	351.0
Operating expenses:
Amortization	81.6	84.3	111.8	111.8	81.0	90.8	90.8
Operations and administration	125.0	117.7	161.0	161.0	114.1	128.5	128.5
Cost of equipment sales	13.8	18.9	45.7	45.7	39.2	22.1	22.1

Earnings from operations	124.1	141.3	156.2	156.2	122.9	109.6	109.6
Other expenses (income):
Interest expense, net	30.4	26.5	29.5	107.8	22.3	19.7	79.5
Other income	(35.8)	(18.3)	(14.7)	(11.4)	(12.8)	(9.8)	(7.3)
Income tax expense	57.5	47.9	50.7	28.1	41.0	14.0	(3.3)

Net earnings	$72.0	$85.2	$90.7	$31.7	$72.4	$85.7	$40.7

Dividends declared on common shares	—	—	—	$900.0	—	—	—
Dividends declared on preferred shares	$2.0	$1.8	$1.8	$—	$1.3	$1.3	$—
Net Earnings Per Share Data:
Basic and diluted net earnings per share:
Net earnings per share (basic and diluted)	$10.23	$12.19	$12.99	$	$10.39	$12.33	$
Weighted average shares — basic and diluted (in thousands)	6,843	6,843	6,843		6,843	6,843
Statement of Cash Flow Data:
Cash flows from operating activities	$170.4	$318.1	$230.2	$204.1	$175.2	$171.5	$8.2
Cash flows from investing activities	(86.2)	(177.8)	(134.6)	(138.4)	(122.6)	(117.4)	(122.1)
Cash flows from financing activities	(90.3)	(111.5)	(13.4)	17.7	(7.1)	(144.9)	(127.2)
Other Data:
Adjusted EBITDA(1)	$205.7	$225.6	$268.0	$268.0	$203.9	$200.4	$200.4
Capital expenditures — satellite programs	109.1	210.5	229.7	229.7	173.7	151.7	151.7
Contractual backlog (at end of period) (2)	n/a	3,101.0	2,987.0	2,987.0	n/a	4,110.0	4,093.0
Operating Data (at end of period):
Number of satellites in commercial operation	6	7	6	6	6	7	7
Number of available transponders:(3)
C-band	60	53	60	60	43	58	58
Ku-band	68	77	80	80	74	80	80
Ka-band(4)	—	117	117	117	117	117	117
DBS	58	58	57	57	57	59	59
Satellite utilization(5)	87.8%	81.9%	80.4%	80.4%	85.6%	85.6%	85.6%
Employees(6)	565	585	636	636	631	676	676

	As of September 30,
	2006

Balance Sheet Data	Actual	Pro Forma

Cash and cash equivalents	$22.0	($128.3)
Capital assets, net	1,380.7	1,380.7
Total assets	1,552.8	1,407.8
Total debt financing (including current portion)(7)	146.7	1,111.3
Total shareholders’ equity	733.2	(336.4)

					Nine Months Ended
	Year Ended December 31,			Pro Forma	September 30,		Pro Forma
				December 31,			September 30,
U.S. GAAP	2003	2004	2005	2005	2005	2006	2006

	(Dollars in millions except per share, number of shares and operating data)
Statement of Operations Data:
Operating revenues:
Broadcast	$193.5	$200.0	$207.1	$207.1	$154.5	$165.2	$165.2
Business Networks	66.7	78.4	132.5	132.5	105.9	85.1	85.1
Carrier	27.5	29.5	35.1	35.1	25.1	18.7	18.7
Consulting and Other	29.7	23.4	26.2	26.2	18.0	21.4	21.4
Subsidiaries	32.0	41.8	89.4	89.4	67.7	74.2	74.2
Inter-segment eliminations	(4.9)	(10.9)	(15.6)	(15.6)	(14.0)	(13.6)	(13.6)

Total operating revenues	344.5	362.2	474.7	474.7	357.2	351.0	351.0
Operating expenses:
Amortization	81.6	84.3	111.8	111.8	81.0	90.8	90.8
Operations and administration	125.0	117.7	161.0	161.0	114.1	128.5	128.5
Cost of equipment sales	13.8	18.9	45.7	45.7	39.2	22.1	22.1

Earnings from operations	124.1	141.3	156.2	156.2	122.9	109.6	109.6
Interest expense, net	30.4	26.5	29.5	107.8	22.3	19.7	79.5
Other income	(55.4)	(37.9)	(16.1)	(12.8)	(14.9)	(11.2)	(8.7)
Income tax expense	64.5	54.8	51.2	28.5	41.7	14.5	(2.8)

Net earnings	$84.6	$97.9	$91.6	$32.7	$73.8	$86.6	$41.6

	As of September 30,
	2006

	Actual	Pro Forma

Balance Sheet Data
Total assets	$1,606.6	$1,461.6
Total debt financing (including current portion)(7)	146.7	1,111.3
Total shareholders’ equity	760.4	(309.2)

(1)	We define Adjusted EBITDA as EBITDA (which is net earnings before interest expense, income taxes and amortization) before other income (which includes ancillary income such as capitalized interest, foreign exchange gains (losses) and interest income). Adjusted EBITDA is used by management as a performance measure for benchmarking against our peers and our competitors. Additionally, Adjusted EBITDA is also one of the metrics used by management and our board of directors, as the case may be, to review the financial performance of the business on a monthly basis and to determine the level of variable compensation for management and employees. We believe Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. Adjusted EBITDA is not recognized under Canadian or U.S. GAAP. Adjusted EBITDA should not be viewed in isolation and does not purport to be an alternative to net earnings as an indicator of operating performance. There are material limitations associated with making the adjustments to calculate Adjusted EBITDA and using this non-GAAP financial measure as compared to the most directly comparable GAAP financial measure. For instance, EBITDA does not include:

•	interest expense, and because we have borrowed money to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	amortization expense, and because we use capital assets, amortization expense is a necessary element of our costs and ability to generate revenue; and

•	income tax expense, and because the payment of income taxes is part of our operations, income tax expense is a necessary element of our costs and ability to operate.

      Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, income tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The following is a reconciliation of Adjusted EBITDA to net earnings, the most directly comparable GAAP measure, for the periods presented.

					Nine Months
					Ended
	Year ended December 31,			Pro Forma	September 30,		Pro Forma
				December 31,			September 30,
	2003	2004	2005	2005	2005	2006	2006

				(unaudited)			(unaudited)
	(unaudited)
	(dollars in millions except per share, number of shares and operating data)
Net earnings	$72.0	$85.2	$90.7	$31.7	$72.4	$85.7	$40.7
Interest expense, net	30.4	26.5	29.5	107.8	22.3	19.7	79.5
Other income	(35.8)	(18.3)	(14.7)	(11.4)	(12.8)	(9.8)	(7.3)
Amortization	81.6	84.3	111.8	111.8	81.0	90.8	90.8
Income tax expense	57.5	47.9	50.7	28.1	41.0	14.0	(3.3)

Adjusted EBITDA	$205.7	$225.6	$268.0	$268.0	$203.9	$200.4	$200.4

(2)	Contractual backlog represents our expected future revenue (without discounting for present value) under all contractual service agreements, including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of this contractual backlog is in respect of service or other agreements for transponder satellite capacity. These agreements may extend to the end of the life of the satellite. Contractual backlog is attributable to both satellites currently in orbit and to those planned for future launch. See “Business — Sales and Marketing — Backlog.”

(3)	Includes the number of transponders that are available for operation on our owned and leased satellites.

(4)	Ka-band expressed in number of channels (47 forward channels plus 70 return channels).

(5)	Satellite utilization is defined as the number of our revenue-generating channels divided by our channel capacity available for service.

(6)	Includes full-time independent contractors.

(7)	Total debt financing does not include deferred satellite performance incentive payments, deferred milestone payments or capital lease liabilities. See notes 12 and 16 to our audited consolidated financial statements. In addition, other than in the pro forma columns, total debt financing does not reflect the additional debt we will incur in connection with the Recapitalization.

RISK FACTORS
      An investment in our Class B non-voting shares involves a number of risks. You should give careful consideration to the following factors, together with the other information in this prospectus, before you make a decision to purchase our Class B non-voting shares.
Risks Relating to Our Business

Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenue, increased costs or termination of contracts.
      Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Our satellites may suffer from other problems that could reduce their commercial lives. Acts of war, terrorism, magnetic, electrostatic or solar storms, space debris or micrometeoroids could also damage our satellites. Additionally, due to the specialized nature of the Ka-band payload on our Anik F2 satellite, our largest and most expensive satellite, and the fact that it is partially uninsured and that no alternate satellite capacity is available, a partial or complete failure of Anik F2 could result in the total loss of revenues associated with this service with no restoration possible.
      Despite working closely with the satellite manufacturers to determine and eliminate the cause of anomalies in new satellites and to provide for on-satellite back-ups for certain critical components to minimize or eliminate service disruptions in the event of failure, anomalies are likely to be experienced in the future, whether due to the types of anomalies described above or arising from the failure of other systems or components, and an on-satellite back-up may not be available upon the occurrence of such anomalies. We cannot assure you that, in these cases, it will be possible to restore normal operations. Where service cannot be restored, the failure could cause the satellite to have less capacity available for sale, to suffer a performance degradation, or to cease operating prematurely, either in whole or in part. We have experienced certain anomalies on our satellites in the past. For a discussion of certain recent anomalies please see “Our Business — Our Satellites.”
      Any single anomaly or series of anomalies or other failure (whether full or partial) of one of our satellites could cause our revenues, cash flows and backlog to decline materially, could require us to repay prepayments made by customers of the affected satellite and could materially and adversely affect our relationships with current customers and our ability to attract new customers for satellite services. A failure could result in a customer terminating its contract for service on the affected satellite. In addition, an anomaly that has a material adverse effect on a satellite’s overall performance or anticipated future commercial life could require us to recognize an impairment loss. It may also require that we expedite our planned replacement program, adversely affecting our profitability, increasing our financing needs and limiting the availability of funds for other business purposes. Finally, the occurrence of anomalies may adversely affect our ability to insure satellites at commercially reasonable premiums, if at all, and may cause insurers to carve out additional exclusions in policies they issue.
      DIRECTV Inc., or DIRECTV, has a right to terminate one of the contracts for satellites we have leased from them if there is a significant failure of one or more of their satellites. See “Our Satellites — In-Orbit Leased Satellites.” Any termination by DIRECTV would have a significant impact on our back-up and redundancy schedule for some of the services we provide to Bell ExpressVu.

Our satellites may have launch failures or may fail to reach their planned orbital positions. Any such failure could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our business.
      Satellites are subject to certain risks related to failed launches. Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could materially and adversely affect operations, revenues, cash flows and backlog. Launch vehicles may also underperform, in which case the satellite may be lost or, if it can be placed into service by using its onboard propulsion systems to reach the desired orbital location, will have a shorter useful life. Certain launch vehicles used by us or scheduled to be used, such as the Proton rocket which we will be using to launch Anik F3, have experienced launch failures. Although we have had launch insurance on all of our launches to date, should we not be able to obtain launch insurance on reasonable terms and a launch failure were to occur, we could directly suffer the loss of the cost of the satellite and related costs. A failed launch could also increase, perhaps prohibitively, our cost of insuring future launches. In addition, our contracts with customers that purchase or reserve satellite capacity allow the customers to terminate their contracts in the event of material delays such as would be caused by a launch failure. Any such termination would result in the repayment of any prepayment and in a reduction in our contracted backlog and would delay or prevent our pursuit of new business opportunities.

The launch of satellites may be delayed which could have a material adverse effect on our ability to meet our contractual commitments and to generate and grow future revenues.
      The launch of satellites is subject to certain delays. Launch delays can result from the delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Delays in the commencement of service could enable customers who have contracted for transponder capacity to terminate their contracts, could affect plans to replace an in-orbit satellite prior to the end of its useful life, could result in the expiration or cancellation of launch insurance and could result in the loss of orbital rights. The failure to implement a satellite deployment plan on schedule could have a material adverse effect on our financial condition and results of operations. We currently have two satellites scheduled for launch. See “Our Business — Future Satellites.”

Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all.
      Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. As of December 31, 2005, the total net book value of in-orbit satellites for which we do not have insurance is approximately $294 million. See “Our Business — Satellite Operations — Risk Management.” Typically, we do not insure against all possible partial failures. The insurance will not protect us against business interruption, lost revenues or delay of revenues. In addition, we do not insure the net book value of performance incentives as these are payable only to the extent that the satellite operates in accordance with contracted technical specifications. Our existing launch and in-orbit insurance policies include, and any future policies that we obtain can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage arising from acts of war, lasers, and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites that are known at the time the policy is written. The Anik F2 Satellite Launch and In-Orbit insurance policy contains an exclusion for the failure of the experimental Ka-Band processor or any of its components to perform in accordance with the performance specifications. Any claims under existing policies are subject to settlement with the insurers and may be used to compensate customers. Any failure of a revenue-producing satellite, whether insured or not, could require additional, unplanned capital expenditures or an acceleration of planned capital expenditures, and may result in interruptions in service, a reduction in contracted backlog and lost revenue, any of which could have a material adverse effect on our results of operations, business prospects and financial condition.

      The price, terms and availability of satellite insurance has fluctuated significantly in recent years. See “Our Business — Satellite Operations — Risk Management.” These fluctuations can be affected by recent satellite launch or in-orbit failures and general conditions in the insurance industry. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. To the extent we experience a launch or in-orbit failure that is not fully insured, or for which insurance proceeds are delayed or disputed, we may not have sufficient resources to replace the affected satellite. In addition, higher premiums on insurance policies increase our costs, thereby reducing our profit. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage period, higher loss percentages required for constructive total loss claims and additional satellite health-related policy exclusions.
      We may elect to reduce or eliminate insurance coverage relating to certain of our existing satellites, or elect not to obtain insurance policies for our future satellites, especially if exclusions make such policies ineffective or the costs of coverage make such insurance impractical or if the use of back-up transponders and self-insurance is deemed more effective.

We may experience a failure of ground operations infrastructure that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenue and could cause us to incur material contractual or civil liability.
      We own and operate an extensive ground infrastructure including our satellite control centre in Ottawa, our main earth station and back up facility at Allan Park, our six teleports throughout Canada, our two teleports located in the United States and Brazil and our TT&C facility in Perth, Australia. These ground facilities are used for the provision of end-to-end services for our customers. For example, our Toronto teleport houses equipment used in the provision of broadcast services for major broadcasters and DTH customers, VSAT services for enterprise customers and gateway services for the provision of direct-to-home internet services to consumers.
      We may experience a partial or total loss of one or more of these facilities due to natural disasters (tornado, flood, hurricane or other such Acts of God), fire, acts of war or terrorism or other catastrophic events. A failure at one of these facilities would cause a significant loss of service for our customers. Additionally, we may experience a failure in the necessary equipment at the satellite operations center, at the back-up facility, or in the communication links between these facilities and remote teleport facilities. A failure or error affecting tracking, telemetry and control operations might lead to a break-down in the ability to communicate with one or more satellites or cause the transmission of incorrect instructions to the affected satellite(s), which could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more satellites. A failure at one of our facilities or in the communications links between our facilities could cause our revenues and backlog to decline materially and could adversely affect our ability to market our services and generate future revenues, our profitability, our financing needs and our ability to use available funds for other purposes.

We derive a substantial amount of our revenues from only a few of our customers. A loss of one or more of these major customers, or a material adverse change in any such customer’s business, could materially reduce our future revenues and contracted backlog.
      For the year ended December 31, 2005, Bell ExpressVu and Star Choice together accounted for 35% of our revenues, and our top five customers together accounted for 51%. For the nine months ended September 30, 2006, Bell ExpressVu and Star Choice together accounted for 38.5% of our revenues, and our top five customers together accounted for 48.4%. At September 30, 2006, Bell ExpressVu and Star Choice accounted for 57% of our backlog, and our top five customers together accounted for 63%. Any of our major customers could refuse to renew their contracts, or could seek to negotiate concessions, particularly on price, that would have a material adverse effect on our business, financial condition and results of operations. In addition, our customers could experience a downturn in their business, find themselves in financial difficulties or consolidate, which could result in their ceasing or reducing their use of our services (or becoming unable to pay for services they had contracted to buy).

      Our customers’ industries are undergoing significant consolidation, and our customers may be acquired by other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve.

Government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to run or grow our business.
      We are subject to the laws of Canada and the regulation of regulatory authorities of the Canadian government, primarily the Canadian Radio-television and Telecommunications Commission, or CRTC, and Industry Canada, as well as the laws and regulations of countries to, from or within which we provide services. Such laws and regulations may limit or prohibit our ability to sell our services in certain markets. In addition, the laws, regulations and practices of some countries may make it harder for us to compete against a domestic or regional satellite system operator from that country. Obtaining and maintaining regulatory approvals involves significant time and expense. Generally, once we have received regulatory authorization, we need an additional authorization only if we introduce new services or place a new or replacement satellite into operation. We do, however, need to renew our spectrum licenses upon expiry. Furthermore, our spectrum licenses are subject to periodic review during the term of the license. Our radio licenses also need to be renewed on an annual basis.
      Countries or their regulatory authorities may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, that could cause our existing authorizations to be changed or cancelled, require us to incur additional costs, impose or change existing price ceilings, or otherwise adversely affect our operations or revenues. As a result, any currently held regulatory approvals are subject to rescission and renewal and may not remain sufficient or additional approvals may be necessary that we may not be able to obtain on a timely basis or on terms that are not unduly burdensome. Further, because the regulatory schemes vary by country, we may be subject to regulations in foreign countries of which we are not presently aware with which we are not in compliance, and as a result could be subject to sanctions by a foreign government.
      If we fail to obtain or maintain particular approvals on acceptable terms, such failure could delay or prevent us from offering some or all of our services and adversely affect our results of operations, business prospects and financial condition. In particular, we may not be able to obtain all of the required regulatory approvals for the construction, launch and operation of any of our future satellites, or for the orbital slots planned for these satellites. Even if we were able to obtain the necessary approvals and orbital slots, the licenses we obtain may impose significant operational restrictions, or permit interference that could affect the use of our satellites. See “Our Business — Government Regulation.”
      Prior to March 1, 2000, the CRTC regulated our Radio Frequency Channel service rates under a form of rate of return regulation. Effective after this date, the CRTC approved an alternative form of regulation for these service rates based on certain price ceilings. While the price ceiling levels were established based on prevailing market conditions and are above current rates for certain of our existing satellite services, there can be no assurance that these ceilings will be appropriate for services offered on any future satellites operated by us.
      In November 2000, the CRTC issued a decision, known as Decision 2000-745, which changed the mechanism by which local telephone service in high-cost areas is subsidized in Canada. Decision 2000-745 requires us to remit a contribution payment based on a percentage of eligible telecommunications revenues. Although these rates have not been material to date, they may increase materially in the future.
      In fiscal 1999, the U.S. State Department published amendments to the International Traffic in Arms Regulations which included satellites on the list of items requiring export permits. These provisions have constrained our access to technical information and have had a negative impact on our international consulting revenues.
      Provision of services into Latin American markets could be materially adversely affected by changes in applicable government regulations and telecommunication standards, licensing requirements, tariffs, taxes and other matters. Latin American operations are also subject to risks associated with economic and social instability, regulatory and licensing restrictions, exchange controls and significant fluctuations in the value of applicable currencies.

Section 28(2) of the Telecommunications Act (Canada) may require us to reallocate capacity away from existing customers which could have a material adverse effect on our results, business prospects and financial condition.
      Section 28(2) of the Telecommunications Act (Canada) legislates that the CRTC may allocate satellite capacity to particular broadcasting undertakings if it is satisfied that the allocation will further the implementation of the broadcasting policy for Canada. Third parties have a right to petition the CRTC for reallocation of satellite capacity and on three occasions between 1997 and 2001 a customer or potential customer has made such a petition, in one case succeeding in blocking our ability to “claw back” transponder capacity in accordance with a contract with that customer. The exercise by the CRTC of its rights under section 28(2) of the Telecommunications Act could affect our contractual agreements with existing customers, which could have a material adverse effect on our results, business prospects and financial condition.

Our operations may be limited or precluded by future changes in ITU rules or processes, and we are required to coordinate our operations with those of nearby satellites. We cannot guarantee that other operators will comply with ITU rules requiring coordination of operations; and failure of such other operators to comply could cause harmful interference to the signals that we, or our customers, transmit.
      The International Telecommunications Union, or ITU, a specialized United Nations agency with roughly 190 member states, regulates the global allocation of bands of the radiofrequency spectrum and the registration of radiofrequency assignments and any associated orbital position in the geostationary satellite orbit. The ITU also establishes binding rules, or Radio Regulations, on radiofrequency use. These rules and spectrum allocation decisions are periodically reviewed and revised at The World Radiocommunication Conference, which takes place every two to three years. As a result, we cannot guarantee that the ITU will not change its allocation decisions and rules in the future in a way that could limit or preclude our use of some or all of our existing or future orbital positions or frequencies.
      The Radio Regulations define the allocation of radiofrequency to specific uses. They also establish operating procedures for stations and prescribe detailed coordination, notification and recording procedures. With respect to the primary frequencies used by commercial geostationary satellites, the Radio Regulations set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. In order to comply with these rules, we must coordinate the operation of our satellites, including any replacement satellite that has performance characteristics that are different from or exceed those of the satellite it replaces, with other satellites. The coordination process may require us to modify our proposed coverage areas, or satellite design or transmission plans, in order to eliminate or minimize interference with other satellites or ground-based facilities. Those modifications may mean that our use of a particular orbital position is restricted, possibly to the extent that it may not be commercially desirable to place a new satellite in that location.
      In certain countries, a failure to resolve coordination issues is used by regulators as a justification to limit or condition market access by foreign satellite operators. In addition, while the Radio Regulations oblige later-in-time systems to coordinate their operations with us, we cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that we, or our customers, transmit. This interference could require us to take steps, or pay or refund amounts, that could have a material adverse effect on our business, financial position, results of operations and cash flows.

We will have substantial indebtedness and significant debt service obligations, which could adversely affect our cash flow and our ability to operate our business.
      As of September 30, 2006, on a pro forma basis giving effect to the Recapitalization, we would have had $1,111.3 million of indebtedness. Our substantial indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to adverse economic and industry conditions and changes in government regulation;

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the availability of cash to fund working capital and capital expenditures and for other general corporate purposes;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	limit our ability to manage and mitigate technical and business risk through insurance or other arrangements;

•	place us at a disadvantage compared to our competitors that have less debt;

•	limit our flexibility in planning for or reacting to changes in technology, products, services or the competitive landscape; and

•	adversely affect our ability to pay dividends.
      If we do not generate sufficient cash flow from our operating activities to satisfy our debt service obligations, which we estimate to be approximately $           million over the next            years, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance such debt will depend on the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect, which could be material on our business, financial position, results of operations and cash flows.

We may incur additional indebtedness, which, if incurred, could further exacerbate the risks associated with our substantial indebtedness.
      We may incur significant additional indebtedness in the future. Although the agreements governing our existing indebtedness contain, and the indebtedness we expect to enter into in connection with the Recapitalization will contain, restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions and the indebtedness we incur in compliance with these restrictions could be substantial. As of September 30, 2006, on a pro forma basis giving effect to the Recapitalization and this offering, we will be able to incur approximately $1.6 billion of indebtedness. If we incur additional indebtedness in the future, the related risks that we now face, including those described above, could intensify.

The agreements governing our indebtedness will contain significant restrictions that limit our operating and financial flexibility.
      The indenture governing our existing notes and our existing credit agreement contains, and the agreements governing the indebtedness we expect to incur in connection with the Recapitalization will contain, covenants that, among other things, limit our ability to:

•	incur additional indebtedness and issue preferred stock;

•	pay dividends and make distributions;

•	repurchase stock or repay subordinated indebtedness;

•	make certain investments;

•	transfer, sell or make certain dispositions of assets or engage in sale and leaseback transactions;

•	incur liens;

•	enter into transactions with affiliates;

•	create dividend or other payment restrictions affecting restricted subsidiaries; and

•	merge, consolidate, amalgamate or sell all or substantially all of our assets to another party.
      In addition, certain of these agreements will require us to maintain financial covenant ratios. In the event of a default under any of these agreements the lender or note holder, as applicable, could seek to declare all amounts that we have borrowed thereunder, together with accrued and unpaid interest, to be immediately due and payable. This could result in a cross-default under the instruments governing our other indebtedness. If any of our indebtedness were accelerated, our assets or other available capital resources might not be sufficient to repay in full that indebtedness or any of our other indebtedness.

We are subject to significant and intensifying competition. We experience competition both within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenue and a decline in profitability, which would adversely affect our business and results of operations.
      We provide point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed Internet access. We compete against other global and regional satellite operators and against suppliers of ground-based communications capacity. Some of our direct and indirect competitors, both those in and outside of the satellite industry, have greater financial resources and operating flexibility than we do. This may permit them to respond better to changes in the industry. Our primary business activities (broadcast, business networks and carrier services) have been largely dedicated to the Canadian domestic market. This market is characterized by increasing competition and rapid technological development among satellite providers. We face significant and intensifying competition in the satellite industry in both North America and South America from companies such as: Intelsat Ltd., or Intelsat, SES Global, and Loral Space & Communications Ltd., among others. There has been a trend toward consolidation of major FSS providers. Our business is also subject to competition from ground based forms of communications technology. For many point-to-point and other services, the offering provided by terrestrial companies can be more competitive than the services offered via satellite. A number of companies are increasing their ability to transmit signals from existing terrestrial infrastructures, such as fiber optic cable. The ability of any of these companies to significantly increase their capacity through existing infrastructures would result in a decrease in the demand for our services. Increasing availability of satellite capacity, improvements in transmission technology and increasing capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices we would be able to charge for our services under new service contracts and thereby negatively affecting our profitability. Our failure to compete effectively would result in a loss of revenue and a decline in profitability, a decrease in the value of our business and a downgrade of our credit rating, which would restrict our access to the capital markets.

Demand for our current and planned services may decrease materially due to downturns in the economy and technological developments which could have a material adverse effect on our business and results of operations.
      The market for fixed satellite services may not grow or may shrink due to downturns in the economy and competing technologies that provide cheaper or better service. As a result, we may not be able to attract customers for the services that we are providing as part of our strategy to sustain our business. Also, the implementation of new transmission technologies, or the improvement of existing technologies such as signal compression, may reduce the transponder capacity needed to transmit a given amount of information thereby reducing the total demand for capacity. Decreasing demand could reduce the number and value of our contract renewals and could have a material adverse effect on our business and results of operations going forward. In addition, there could be a negative impact on our credit ratings and our ability to access the capital markets.
      Developments that we expect to support the growth of the satellite service industry, such as continued growth in data traffic and the proliferation of HDTV, may fail to materialize or may not occur in the manner or to the extent we anticipate. For example, the Ka-band payload on Anik F2 permits us to provide broadband Internet access via satellite to markets that we have not previously served. We are working with Internet service providers, telephone companies, and other partners to relay the service to end users. The sale or license of this Ka-band capacity represents a new area of business which may not be adopted as we expect.

We are subject to competition in Canada for rights of access to existing and new orbital slots. The loss of an existing orbital slot or the failure to obtain a new orbital slot could have a material adverse effect on our business.
      Canada has the rights to a limited number of orbital slots, in conformity with the ITU Radio Regulations. Industry Canada has authorized us to access spectrum at three Canadian FSS slots and three DBS orbital slots. In September 2004, Ciel Satellite Group, or Ciel, received provisional authority from Industry Canada to operate a broadcast satellite at 129° WL, and Ciel has begun satellite operations. As a result of increased competition in Canada for access rights to Canadian orbital slots, we may in the future lose our access rights to certain Canadian orbital slots, which generally come up for review when an existing satellite reaches the end of its useful life. Our failure to retain access rights to the orbital slots we currently have could have a material adverse effect on our business, financial position, results of operations and cash flows. On July 7, 2006, Industry Canada invited applications for up to 29 licences to be awarded for Canadian satellite spectrum. We are reviewing the licences and expect to apply for licences that we can develop. We may not be successful in some or all of our applications, which could have an adverse effect on our current plans for growth. Furthermore, Industry Canada may license one or more new entrants who may have business relationships with our foreign competitors, allowing them to gain a foothold into our current market base.

Our strategy of selectively pursuing acquisitions and strategic transactions may result in unexpected barriers or expenses.
      Our strategy includes selectively pursuing acquisitions and strategic transactions. Acquisitions and strategic transactions involve a number of risks, including:

•	potential disruption of our ongoing business;

•	distraction of management;

•	difficulty with integration;

•	additional staffing; and

•	increasing the scope and complexity of our operations.

      The presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses.

We are subject to exchange rate risk. Significant changes in exchange rates could have a material adverse effect on our revenues.
      A substantial portion of our capital expenditures is in U.S. dollars. Our satellite insurance policies are also denominated in U.S. dollars. The currency denomination of our revenue and earnings that may be received from satellite infrastructure investments is subject to individual customer contractual arrangements. As a result, we may become exposed to foreign exchange risks which we attempt to mitigate through the use of forward currency contracts.

The amount that we could be required to pay counterparties under the indemnifications and guarantees which we provide in the ordinary course of business is uncertain. If these payments were to become significant, our future liquidity, capital resources or our credit risk profile may be adversely affected.
      In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. If these payments were to become significant, our future liquidity, capital resources or our credit risk profile may be adversely affected.

We could experience the departure of key employees or may be unable to recruit the employees needed for our success.
      We rely on a number of key employees, including members of our management and certain other employees possessing unique experience in technical and commercial aspects of the satellite services business. If we are unable to retain these employees, it could be difficult to replace them. In addition, our business, with its constant technological developments, must continue to attract highly qualified and technically skilled employees. In the future, our inability to retain or replace these employees, or our inability to attract new highly qualified employees, could have a material adverse effect on our business, financial condition and results of operations.

We depend on a limited number of major suppliers of satellite construction and launch services. These suppliers are therefore able to negotiate favourable terms in our contracts. We also bear material risk if our suppliers experience financial or logistical difficulty.
      There are a limited number of manufacturers, including Astrium Satellites, Alcatel Alenia, Boeing Satellite Systems, Lockheed Martin, Orbital Science and Loral, that are able to design and build satellites according to the technical specifications and standards of quality we require. There are also a limited number of agencies able to launch such satellites, including International Launch Services, Arianespace, Lockheed Martin Launch Systems and Sea Launch Company. The small number of these suppliers may reduce our negotiating power and could mean that we obtain less favourable financial terms. In addition, the small number of suppliers may make it difficult for us to implement our deployment program according to the desired schedule. We are currently dependent on Astrium Satellites for the construction of Nimiq 4 and on International Launch Services for the launch of Anik F3 and Nimiq 4. We are also exposed to the risk that our suppliers experience operating or financial problems, that they seek bankruptcy protection, or that they are involved in lawsuits over intellectual property rights. The small number of suppliers could therefore have a material adverse effect on our business, financial condition and results of operations.

Restrictions on non-Canadian ownership and control may reduce the possibility of our business being acquired or otherwise limit our ability to participate in industry consolidation, which may adversely affect our business.
      Telesat must be Canadian-owned and controlled under requirements enacted or adopted under the Telecommunications Act (Canada) and the Radiocommunication Act (Canada). See “Our Business.” The requirements generally provide that Canadians must own at least 80% of Telesat’s voting shares, at least 80% of the members of Telesat’s board of directors must be Canadian, and Telesat must not be controlled in fact by non-Canadians. In addition, at least 66 2/3% of the voting shares of Telesat Holding Inc. or another parent company, such as BCE, must be held by Canadians and the parent company must not be controlled in fact by non-Canadians in order that such parent corporation may qualify as Canadian. Although we believe that we are in compliance with the relevant legislation, a future CRTC or Industry Canada determination, or events beyond our control, could result in us ceasing to comply with the relevant legislation. If such a development were to occur, we may lose our license, our ability to operate our business could be jeopardized and our business could be materially affected.
      Many of our competitors in the satellite industry have participated in consolidating transactions, such as mergers, in recent years. Because of the Canadian ownership restrictions, our ability to participate in industry consolidation is significantly reduced. As a result, our competitors may grow at a rate outpacing ours, allowing them to realize greater economies of scale and access to resources. Additionally, the universe of potential companies that might acquire us is significantly reduced, limiting the potential for, and the likely amount of, any premium that might be paid for your Class B non-voting shares. The potential that we might be acquired is also limited by the terms of certain of our existing debt and the new debt that we intend to incur as part of the Recapitalization, as they provide (or will provide, as applicable) that certain change of control events will be an event of default or will require us (or the person acquiring us) to make an offer to purchase that debt.

Our operations in South America subject us to specific regulatory, political and competitive risks that could cause a material adverse effect on our business, financial condition and results of operations.
      Our provision of services into the South American markets is subject to certain risks such as changes in foreign government regulations and telecommunication standards, licensing requirements, tariffs, taxes and other matters. Our South American operations are also subject to risks associated with economic and social instability, regulatory and licensing restrictions, exchange controls and significant fluctuations in the value of foreign currencies.

Telesat may not have access to the usual protections from creditors and other rights available to insolvent persons under applicable bankruptcy and insolvency laws.
      Pursuant to the Telesat Canada Reorganization and Divestiture Act, or the Divestiture Act, Telesat is subject to certain special conditions and restrictions. The Divestiture Act provides that no act relating to the solvency or winding-up of a corporation applies to it and in no case shall its affairs be wound up unless authorized by an Act of Parliament. As a result of such legislative provisions, Telesat may not have access to the usual protections from creditors, the restructuring process and other rights available to insolvent persons under applicable bankruptcy and insolvency laws. See “Our Business — Government Regulation — Canadian Regulatory Environment.”
Risks Relating to Our Dividend Policy

You may not receive any dividends, and the reduction or elimination of dividends would negatively affect the market price of our Class B non-voting shares.
      While our board of directors has adopted a dividend policy, effective upon the closing of this offering, we are not obligated to pay dividends on our Class B non-voting shares. Dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. For example, we might not generate sufficient cash from operations in the future, or we might suffer an uninsured loss of a satellite requiring significant and unplanned capital expenditures, resulting in an inability to pay dividends on our Class B non-voting shares in the intended amounts or at all. In addition, we are subject to certain restrictions on payment of dividends under our credit facilities and the indentures governing our indebtedness which, if triggered, may result in our modification or elimination of dividends. Additionally, restrictions under the Canada Business Corporations Act, the law under which we are incorporated, may also limit our ability to make dividend payments. Moreover, our need for cash to fund capital expenditures and new growth opportunities may increase. Under those circumstances, our board of directors may decide to use cash from operations for increased capital expenditures or to take advantage of new growth opportunities. Any reduction or elimination of dividends could adversely affect the market price of our common stock.

Our dividend policy may limit our ability to pursue growth opportunities.
      Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a portion of the cash generated by our business in excess of operating expenses and working capital requirements, interest and principal payments on our indebtedness and capital expenditures as regular dividends to our stockholders. As a result of the dividend policy, our ability to finance any material expansion of our business or to fund our operations may be more limited than if we had retained all of our cash flow from operations. In addition, our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, will depend more than it otherwise would on our ability to obtain third party financing. We cannot assure you that such financing will be available to us at an acceptable cost, or at all.
Risks Related to our Class B Non-Voting Shares and this Offering

BCE has significant influence on our company, including control over decisions that require the approval of equity holders, whether or not such decision is believed by the other equity holders to be in their own best interests.
      BCE owns, and will continue to own following this offering, all of our Class A common shares. As a result, BCE will be able to control and influence the outcome of virtually all matters submitted to a vote of our shareholders, including:

•	composition of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

•	amendments to our articles and by-laws;

•	corporate actions requiring shareholder approval, including the approval of transactions involving a change in control;

•	decisions affecting our capital structure, including the incurrence of additional indebtedness; and

•	the declaration of dividends.
      The interests of BCE may not coincide with our interests or the interests of our other shareholders. BCE carries on ground-based telecommunication business activities that may compete with our business. Additionally, BCE and its affiliates, including Bell ExpressVu (currently our largest customer) engage in significant transactions with us. Situations may arise where our interests and those of BCE and its affiliates may not be aligned.

There is no existing market for our Class B non-voting shares, and we cannot assure you that an active trading market will develop to provide you with adequate liquidity.
      Prior to this offering, there has been no public market for our Class B non-voting shares, and there can be no assurance that an active trading market will develop and continue upon completion of this offering to provide you with adequate liquidity or that the market price for our Class B non-voting shares will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters. The initial public offering price of our Class B non-voting shares will be based on numerous factors and may not be indicative of the market price for our Class B non-voting shares after the initial public offering. Factors such as variations in our actual or anticipated operating results, changes in, or failure to meet, earnings estimates of securities analysts, failure to pay cash dividends at anticipated levels, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price of our Class B non-voting shares to decline below the initial public offering price.

The market price of our Class B non-voting shares may be volatile, which could cause the value of your investment to decline.
      Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as satellite failures, general economic, market or political conditions, could reduce the market price of our Class B non-voting shares irrespective of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Class B non-voting shares could decrease significantly. You may be unable to resell your Class B non-voting shares at or above the initial public offering price.

The book value of Class B non-voting shares purchased in the offering will be immediately diluted.
      The initial public offering price of our Class B non-voting shares will be substantially higher than the pro forma as adjusted net tangible book value per share of such Class B non-voting shares after the offering. Accordingly, if you purchase Class B non-voting shares in this offering, you will suffer immediate and substantial dilution of your investment. Based upon our issuance and sale of million Class B non-voting shares, you will incur immediate dilution of $          in the net tangible book value per share. See “Dilution.”

We intend to elect to be treated as a “controlled company” within the meaning of the NYSE Corporate Governance Rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. As a result, we will not be subject to all NYSE corporate governance requirements.
      We intend to elect to be treated as a “controlled company” within the meaning of the NYSE Corporate Governance Rules. Under the NYSE Corporate Governance Rules, a company of which more than 50% of the voting power is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain NYSE Corporate Governance Rules, as applicable, including (1) the requirement that a majority of the board of directors consists of independent directors, (2) the requirement that we have a nominating/corporate governance committee and that it be composed entirely of independent directors and (3) the requirement that we have a compensation committee and that it be composed entirely of independent directors. Following this offering, we intend to rely on these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE Corporate Governance Rules.

We are incorporated in Canada, and a significant portion of our assets are located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the U.S. federal or state laws.
      We are a corporation organized under the laws of Canada. Most of our directors and officers and some of the experts named in this prospectus reside principally in Canada. Because these persons are located outside the U.S., it may not be possible for you to effect service of process within the U.S. upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in the U.S., judgments obtained in U.S. courts, because all or a substantial portion of our assets and the assets of those persons are located outside the U.S. We have been advised by Stikeman Elliott LLP, our Canadian counsel, that there are defenses that can be raised to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws, such that the enforcement in Canada of such liabilities and judgments is not certain. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in this prospectus.

Our share price may decline from sales of substantial amounts of our shares or the possibility of those sales, which could adversely affect the market price of our Class B non-voting shares and impede our ability to raise capital through the issuance of equity securities.
      Sales of substantial amounts of our Class A common shares, Class B non-voting shares or Class C common shares after this offering, or the possibility of those sales, could adversely affect the market price of our Class B non-voting shares and impede our ability to raise capital through the issuance of equity securities. See “Shares Eligible for Future Sale” for a discussion of possible future sales of our shares.
      After this offering, BCE will own all of our outstanding Class A common shares, representing           % of our outstanding equity securities and 100% of the total voting power of our outstanding voting securities. While Telesat must be Canadian-owned and controlled pursuant to Canadian regulatory requirements, BCE has no contractual obligation to retain its Class A common shares (or the other classes of shares into which they may be converted), except for a limited period described under “Underwriting” during which it will not sell any of its shares without the underwriters’ consent until days after the date of this prospectus. Subject to applicable U.S. federal and state and Canadian securities laws, after the expiration of this day waiting period (or before, with consent of the underwriters to the offering), BCE may sell any and all of the Class A common shares that it beneficially owns subject to the Canadian ownership and control restrictions. BCE may also convert them into Class B non-voting shares or Class C common shares and, subject to similar constraints, sell those shares. The registration rights agreement described elsewhere in this prospectus grants BCE the right to require us to register Class B non-voting shares and Class C common shares into which the Class A common shares it holds may be converted in specified circumstances. In addition, after the expiration of this day waiting period, we could sell additional shares of any class, subject to BCE’s consent. Any sale by BCE or us of our Class A common shares, Class B non-voting shares or Class C common shares in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices for our Class B non-voting shares.
      In the future, we may issue our Class A common shares, Class B non-voting shares or Class C common shares in connection with acquisitions, investments or repayment of our debt or for other purposes. The number of such shares issued could constitute a material portion of our then outstanding shares.

Certain of our directors and executive officers may have potential conflicts of interest because of their ownership of BCE common shares, options to acquire BCE common shares and positions with BCE.
      Certain of our executive officers and directors own BCE common shares, options to purchase BCE common shares and other equity securities of BCE. In addition, certain of our directors may be executive officers or directors of BCE. Ownership of BCE common shares, options to acquire BCE common shares and other equity securities of BCE by our directors and officers after this offering and the presence of BCE officers or directors on our board of directors could create, or appear to create, potential conflicts of interest when our directors and officers are faced with decisions that could have different implications for BCE than they do for us. A total of           of our directors hold director and/or officer positions with BCE and beneficially own BCE common shares and other equity securities of BCE or options to purchase BCE common shares, and           of our executive officers beneficially own BCE common shares and other equity securities of BCE or options to purchase BCE common shares. See “Management.”
      In addition, several of our executive compensation plans are currently linked to the market performance of BCE’s common shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Certain statements in this prospectus are not historical facts and are “forward-looking statements” within the meaning of applicable securities laws. We intend that those statements be covered by the safe harbors created under those laws. Words such as “believes,” “expects,” “estimates,” “may,” “intends,” “should” or “anticipates” and similar expressions or their negatives identify forward-looking statements.
      Forward-looking statements, such as the statements regarding our ability to develop and expand our business, our ability to manage costs, our ability to exploit and respond to technological innovation, the effects of laws and regulations (including tax laws and regulations) and legal and regulatory changes, our anticipated future revenues, our anticipated capital spending (including for future satellite procurements), our anticipated financial resources, expected revenue from contractual backlog, our expectations about the future operational performance of our satellites (including their projected operational lives), the expected strength of and growth prospects for our existing customers and the markets that we serve, our ability to pay dividends, and other statements contained in this prospectus regarding matters that are not historical facts, involve predictions. Statements of that sort involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by any statements of that sort. These risks and uncertainties include, among other things:

•	in-orbit failures of our satellites;

•	failed, deficient or delayed launches of future satellites;

•	insurance policies that do not protect against all relevant losses;

•	the continued availability of insurance on commercially reasonable terms, and the effects of any insurance exclusions;

•	failure of ground infrastructure;

•	loss of one or more major customer(s);

•	legal, regulatory, and tax developments, including changes in domestic and international government regulation;

•	existing substantial indebtedness, and future indebtedness we may incur;

•	our ability to attract sufficient funding to meet our future capital requirements;

•	restrictions on our operations in the agreements governing indebtedness;

•	competition and our competitiveness vis-à-vis other providers of satellite and ground-based services;

•	the level and type of demand for our services and for the products and services provided by our customers to third parties;

•	changing technology;

•	the pace and effects of industry consolidation;

•	failure to renew or compete successfully for orbital positions;

•	changes in our business strategy or development plans;

•	foreign exchange risks;

•	our ability to attract and retain qualified personnel;

•	dependence on certain key suppliers;

•	control by our controlling shareholder;

•	worldwide economic, geopolitical and business conditions; and

•	the other factors set forth under “Risk Factors” included elsewhere in this prospectus.

      We caution you that the foregoing list of important factors is not exclusive. These risks and uncertainties could cause actual results to vary materially from future results indicated, expressed or implied in any forward-looking statements. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to update or revise publicly any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.
INDUSTRY AND MARKET DATA
      We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry publications, studies and surveys conducted by third parties, including Informa Telecoms & Media and Strategy Analytics. None of these publications, studies or surveys were prepared for use in connection with this prospectus. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.
PRESENTATION OF FINANCIAL INFORMATION
      The financial statements included in this prospectus are presented in Canadian dollars. In this prospectus, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars. See “Exchange Rate Information” below.
      The financial statements included in this prospectus have been prepared in accordance with Canadian generally accepted accounting principles, or GAAP. Canadian GAAP differs in some material respects from U.S. GAAP, and so these financial statements may not be comparable to the financial statements of U.S. companies. For a discussion of the differences between Canadian GAAP and U.S. GAAP as they relate to us, see note 24 to our audited consolidated financial statements and note 8 to our unaudited consolidated financial statements, which are included elsewhere in this prospectus.
EXCHANGE RATE INFORMATION
      The following tables set forth, for each period as indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, or the average of such exchange rates on the last day of each month during such period. These rates are based on the inverse noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

						Nine Months Ended
	Year Ended December 31,					September 30,

	2001	2002	2003	2004	2005	2005	2006

	(U.S. dollars)					(U.S. dollars)
Average(1)	0.6460	0.6369	0.7159	0.7696	0.8260	0.8175	0.8834

(1)	Determined by averaging the daily rates over the respective period.

	Month Ended

	May 31,	June 30,	July 31,	August 31,	September 30,	October 31,
	2006	2006	2006	2006	2006	2006

	(U.S. dollars)
High	$0.9100	$0.9098	$0.8999	$0.9037	$0.9048	$0.8965

Low	0.8903	0.8896	0.8760	0.8840	0.8872	0.8784

      On November 1, 2006, the inverse of the noon buying rate was $1.00 per US$0.8839.
THE REORGANIZATION
      Telesat indirectly owned all of the limited partnership interests in TMI Communications and Company, Limited Partnership, or TMI. The general partnership interests of TMI are held by our parent company, BCE. TMI is an indirect limited partner in Mobile Satellite Ventures, Limited Partnership, a U.S. limited partnership which operates satellite systems for the purpose of remote and mobile communication services in both Canada and the U.S. TMI also indirectly owns a minority interest in TerreStar Networks Inc., which plans to be a provider of mobile satellite services for the North American market.
      Telesat owns a minority interest in Wildblue Communications, Inc., or Wildblue. Wildblue is a private Delaware corporation offering high speed satellite-based Internet services in the United States using our Anik F2 satellite.
      Telesat’s investment in TMI, recorded at approximately $709,000 in its financial statements, was carried at cost, which amount is considered to be lower than its realizable market value. On October 16, 2006, Telesat indirectly sold its limited partnership interests in TMI to BCE and a wholly-owned subsidiary of BCE and received as consideration non-interest bearing notes in the aggregate principal amount of $201 million. Telesat also holds two promissory notes receivable from TMI, or the TMI Notes. As of September 30, 2006, the TMI Notes had a book value of $3.8 million and a face value of $18.8 million, one of the TMI Notes having been written down to zero in 1993. No material income from its limited partnership interests in TMI was realized by Telesat in the three years ended December 31, 2005 or during the nine months ended September 30, 2006.
      Telesat’s investment in Wildblue, recorded at approximately $14.5 million in its financial statements, is carried at cost. No material income from its investment in Wildblue was realized by Telesat in the three years ended December 31, 2005 or during the nine months ended September 30, 2006.
      Prior to the completion of this offering, Telesat will amalgamate with certain of its non-operating affiliates, none of which has any material assets or liabilities other than tax losses. Immediately thereafter, Telesat will effect a reorganization under which the TMI Notes and Telesat’s investment in Wildblue will be transferred to BCE in consideration for a non-interest bearing note in the principal amount equal to the fair market value of these assets, being $          .
      As part of the reorganization, BCE will also transfer four patent applications used by Telesat to Telesat in exchange for Telesat common shares with a fair market value equal to the fair market value of such patent applications, being approximately $59,000.
      We will also amend our articles of incorporation in order to create an unlimited number of Class A common shares, Class B non-voting shares, Class C common shares and Preferred Shares. See “Description of the Share Capital.” In addition, Telesat and Telesat Holding Inc. will declare dividends for an aggregate amount of approximately $900 million payable to BCE. These dividends will be declared prior to the closing of this offering and will be paid to BCE through funds obtained by Telesat and Telesat Holding Inc. further to the Recapitalization (which includes this offering). An additional dividend of $234.3 million will be paid through the return for cancellation to BCE of all the non-interest bearing notes issued in connection with the

TMI transaction and Wildblue transaction described above. See “The Recapitalization.” We will also acquire all of the outstanding common shares of Telesat held by BCE in exchange for a note payable to BCE in the principal amount of approximately $470 million and                     of our Class A common shares. We refer to these transactions collectively as the “Reorganization.”
THE RECAPITALIZATION
      Subsequent to the Reorganization and prior to the completion of this offering, we expect to incur $           million of indebtedness. This indebtedness is expected to be comprised of (i) $           million of senior notes due                                         and having no scheduled principal payments prior to maturity; (ii) a $           million term loan; (iii) a $           million revolving credit facility; and (iv) a $           million delayed draw term loan facility. We expect to receive net proceeds (after related transaction fees and expenses) of approximately $           million from this incurrence of indebtedness which we will use, together with the proceeds of this offering, to:

•	pay the amounts due to BCE as part of the Reorganization; and

•	refinance Telesat’s existing credit facility.

      On November 1, 2006, Telesat used cash on hand to redeem its outstanding preferred shares.
      We refer to these transactions, including this offering, collectively as the “Recapitalization.” See “The Reorganization,” “Use of Proceeds” and “Capitalization.”
USE OF PROCEEDS
      We estimate that our net proceeds from our sale of approximately                      million Class B non-voting shares in this offering at an initial price of $           per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commission and offering expenses payable by us, will be approximately $           million, or approximately $           million if the underwriters exercise in full their option to purchase additional Class B non-voting shares. None of the proceeds of this offering (including any net proceeds from the sale of Class B non-voting shares pursuant to any exercise of the underwriters’ over-allotment option) will be invested in our business but rather will be used to repay $           million, representing the balance of the note we issued to BCE as part of the Reorganization and the balance of approximately $           million will be distributed to BCE, the holder of our Class A common shares. See also “The Reorganization” and “The Recapitalization”.
DIVIDEND POLICY
      In accordance with our dividend policy, we currently intend to pay a dividend to holders of Class A common shares, Class B non-voting shares and Class C common shares. The amount and timing of such dividend will be determined by our board of directors prior to the closing of this offering. Our future dividend policy will be determined by our board of directors based on all relevant circumstances at the relevant time, including the desirability of financing further our growth, our financial position at the relevant time, our ability to pay dividends under certain covenants, and such other factors as our board of directors deems relevant. If cash dividends are to be paid in the future, holders of Class A common shares, Class B non-voting shares and Class C common shares would share equally on a per share basis in any such dividend.
      For information regarding our ability to pay dividends, see “Risks Relating to Our Business,” “Risks Relating to Our Dividend Policy” and “Risks Related to our Class B Non-Voting Shares and this Offering.”

CAPITALIZATION
      The following table sets forth the cash and cash equivalents and the capitalization as of September 30, 2006:

•	for Telesat, on an actual basis; and

•	for us, on a pro forma basis to give effect to the Reorganization and Recapitalization, including our sale of approximately Class B non-voting shares in this offering and the application of the net proceeds as described in “Use of Proceeds.”
      You should read the information in the following table together with “The Reorganization,” “The Recapitalization,” “Unaudited Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2006

	Actual	Pro Forma

	(Dollars in millions)
Cash and cash equivalents	$22.0	$

Long-term debt (including current portion)(1):
8.2% Notes due November 7, 2008	125.0
Credit facilities(2)	14.0
Other(3)	7.7
New debt(4)	—

Total long-term debt (including current portion)	$146.7	$

Shareholders’ equity
Common shares, 10,000,000 shares authorized, 6,842,547 shares issued and outstanding	$111.9	$
Contributed surplus	1.2		—
Class A common shares, unlimited number of shares authorized, shares issued and outstanding pro forma	—		—
Class B non-voting shares, unlimited number of shares authorized, shares issued and outstanding pro forma	—		—
Class C common shares, unlimited number of shares authorized, no shares issued and outstanding	—
Retained earnings	572.7
Cumulative translation adjustment	(2.6)

Total common equity	683.2
Preferred equity, 5,000,000 shares authorized, 5,000,000 shares issued and outstanding	50.0		—

Total shareholders’ equity	733.2

Total capitalization	$879.9	$

(1)	Total long-term debt does not include deferred satellite performance incentive payments, deferred milestone payments or capital lease liabilities. See notes 12 and 16 to our audited consolidated financial statements.

(2)	As of September 30, 2006 we had $14 million in outstanding borrowings under our credit facilities and an aggregate of $0.9 million in committed but undrawn letters of credit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources — Liquidity” and note 13 to our audited consolidated financial statements.

(3)	See note 15 to our audited consolidated financial statements.

(4)	New debt is the indebtedness we intend to incur as part of the Recapitalization.
DILUTION
      Dilution is the amount by which the offering price paid by the purchasers of the Class B non-voting shares to be sold in this offering will exceed our pro forma as adjusted net tangible book value per share of Class B non-voting shares after the offering. The pro forma net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of Class A common shares outstanding, assuming the Reorganization and the Recapitalization (excluding this offering) had taken place on September 30, 2006. Pro forma as adjusted net tangible book value per share is equal to pro forma net tangible book value divided by the number of Class A common shares and Class B non-voting shares outstanding after giving further effect to the           million Class B non-voting shares offered in this offering and the application of the proceeds from this offering as of September 30, 2006. Our pro forma as adjusted net tangible book value as of September 30, 2006 would have been $          , or $           per share. This represents an immediate increase in net tangible book value of $           per share to BCE and an immediate dilution in net tangible book value of $           per share to new investors.
      The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share at September 30, 2006 after giving effect to the Recapitalization (excluding this offering) and the Reorganization
Increase in net tangible book value per share attributable to this offering	$
Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

      The following table summarizes, on the same pro forma as adjusted basis as of September 30, 2006, the total number of Class A voting shares and Class B non-voting shares, as applicable, purchased from us, the total consideration paid or to be paid for those shares and the average price per share paid by our existing shareholder for Class A voting shares and by new investors purchasing Class B non-voting shares in this offering:

	Shares Purchased			Total Consideration			Average
Price per
	Number	Percent		Amount	Percent		Share

Existing shareholder(1)			%	$		%	$
New investors(2)

Total		100%		$	100%		$

(1)	Total consideration and average price paid by our existing shareholder gives effect to the $ million we intend to distribute to our existing shareholder with a portion of the net proceeds of the Recapitalization, including this offering. See “The Reorganization,” “The Recapitalization” and “Use of Proceeds.”

(2)	Calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $ per Class B non-voting share (the midpoint of the range set forth on the cover page of this prospectus).
      The tables and calculations above exclude an aggregate of                     Class B non-voting shares issuable pursuant to the underwriters’ over-allotment option.
      If the underwriters exercise their option to purchase additional shares in full there will be dilution of $           per share in the net tangible value of our Class A common shares and Class B non-voting shares.

SELECTED HISTORICAL FINANCIAL INFORMATION
      The following table sets forth selected historical financial information for the dates and periods indicated. The selected historical financial information as at and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 has been prepared from our audited consolidated financial statements. The selected historical financial information for the nine months ended September 30, 2005 and 2006 and as of September 30, 2006 has been prepared from our unaudited consolidated financial statements. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 24 of our audited consolidated financial statements and note 8 to our unaudited consolidated financial statements which are included elsewhere in this prospectus. The selected historical financial information should be read in conjunction with our financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2001	2002	2003	2004	2005	2005	2006

	(Dollars in millions except per share and number of share data)
Canadian GAAP
Statement of Operations Data:
Operating revenues:
Broadcast	$173.8	$172.7	$193.5	$200.0	$207.1	$154.5	$165.2
Business Networks	63.4	76.5	66.7	78.4	132.5	105.9	85.1
Carrier	31.8	36.2	27.5	29.5	35.1	25.1	18.7
Consulting and Other	28.2	19.7	29.7	23.4	26.2	18.0	21.4
Subsidiaries	27.7	26.5	32.0	41.8	89.4	67.7	74.2
Inter-segment eliminations	(4.2)	(4.8)	(4.9)	(10.9)	(15.6)	(14.0)	(13.6)

Total operating revenues	$320.7	$326.8	$344.5	$362.2	$474.7	$357.2	$351.0
Operating expenses:
Amortization	$93.7	$91.3	$81.6	$84.3	$111.8	$81.0	$90.8
Operations and administration	120.6	118.9	125.0	117.7	161.0	114.1	128.5
Cost of equipment sales	24.7	23.5	13.8	18.9	45.7	39.2	22.1

Earnings from operations	$81.7	$93.1	$124.1	$141.3	$156.2	$122.9	$109.6
Other expenses (income):
Interest expense, net	$33.7	$29.3	$30.4	$26.5	$29.5	$22.3	$19.7
Other income	(13.0)	(23.5)	(35.8)	(18.3)	(14.7)	(12.8)	(9.8)
Income tax expense	8.8	31.1	57.5	47.9	50.7	41.0	14.0

Net earnings	$52.2	$56.2	$72.0	$85.2	$90.7	$72.4	$85.7

Dividends declared on common shares	$24.0	$1.5	$—	$—	$—	$—	$—
Dividends declared on preferred shares	2.7	2.1	2.0	1.8	1.8	1.3	1.3
Net Earnings Per Share Data:(1)
Basic and diluted net earnings per share:
Net earnings per share	$7.23	$7.90	$10.23	$12.19	$12.99	$10.39	$12.33
Weighted average shares — basic and diluted (in thousands)	6,843	6,843	6,843	6,843	6,843	6,843	6,843
Statement of Cash Flow Data:
Cash flows from operating activities	$150.6	$139.2	$170.4	$318.2	$230.2	$175.2	$171.5
Cash flows from investing activities	(61.5)	(194.2)	(86.2)	(177.8)	(134.6)	(122.6)	(117.4)
Cash flows from financing activities	(84.1)	45.9	(90.3)	(111.5)	(13.4)	(7.1)	(144.9)

						Nine Months Ended
	Year Ended December 31,					September 30,

	2001	2002	2003	2004	2005	2005	2006

	(Dollars in millions except per share and number of share data)
Balance Sheet Data (end of period):
Cash and cash equivalents	$17.3	$8.2	$2.1	$30.9	$113.5	$76.6	$22.0
Capital assets, net	1,136.6	1,298.3	1,146.5	1,171.8	1,335.4	1,319.2	1,380.7
Total assets	1,321.1	1,432.3	1,262.0	1,502.5	1,664.3	1,654.7	1,552.8
Total debt financing (including current portion)(2)	405.6	456.6	383.1	287.2	285.0	285.7	146.7
Total shareholders’ equity	355.1	405.3	475.6	558.9	648.4	630.1	733.2
U.S. GAAP
Statement of Operations Data:
Operating revenues:
Broadcast			$193.5	$200.0	$207.1	$154.5	$165.2
Business Networks			66.7	78.4	132.5	105.9	85.1
Carrier			27.5	29.5	35.1	25.1	18.7
Consulting and Other			29.7	23.4	26.2	18.0	21.4
Subsidiaries			32.0	41.8	89.4	67.7	74.2
Inter-segment eliminations			(4.9)	(10.9)	(15.6)	(14.0)	(13.6)

Total operating revenues			344.5	362.2	474.7	$357.2	$351.0
Operating expenses:
Amortization			81.6	84.3	111.8	81.0	90.8
Operations and administration			125.0	117.7	161.0	114.1	128.5
Cost of equipment sales			13.8	18.9	45.7	39.2	22.1

Earnings from operations			124.1	141.3	156.2	122.9	109.6
Other expenses (income):
Interest expense, net			30.4	26.5	29.5	22.3	19.7
Other income			(55.4)	(37.9)	(16.1)	(14.9)	(11.2)
Income tax expense			64.5	54.8	51.2	41.7	14.5

Net earnings			$84.6	$97.9	$91.6	$73.8	$86.6

Net earnings per share, basic and diluted			$12.08	$14.04	$13.13	$10.59	$12.47
Balance Sheet Data (end of period):
Total assets			$1,283.8	$1,556.1	$1,713.5	$1,706.3	$1,606.6
Total debt financing (including current portion)(2)			383.1	287.2	285.0	285.7	146.7
Total shareholders’ equity			488.2	584.1	674.6	656.8	760.4

(1)	Basic and diluted net income per share has not been adjusted to reflect the Reorganization or the Recapitalization. See “Unaudited Pro Forma Financial Data”.

(2)	Total debt financing does not include deferred satellite performance incentive payments, deferred milestone payments or capital lease liabilities. See notes 12 and 16 to our audited consolidated financial statements. In addition, total debt financing does not reflect the additional debt we will incur in connection with the Recapitalization.

UNAUDITED PRO FORMA FINANCIAL DATA
      We derived the following unaudited pro forma financial statements, set forth below, from our audited consolidated financial statements for the year ended December 31, 2005 and our unaudited interim consolidated financial statements for the nine months ended September 30, 2006, each of which is included elsewhere in this prospectus. These unaudited pro forma financial statements are presented using the consolidated financial statements of Telesat Canada as it is the predecessor of Telesat Holding Inc.
      The unaudited pro forma statement of operations data gives effect to the Reorganization and the Recapitalization as if these transactions had occurred on January 1, 2005. The unaudited pro forma balance sheet data was prepared as if these transactions had occurred as of September 30, 2006. The unaudited pro forma financial statements do not purport to represent what our financial position and results of operations actually would have been had the Reorganization and Recapitalization occurred as of the dates indicated and for the periods presented, and should not be taken as representative of our results of operations or financial condition following completion of these transactions.
      The pro forma financial information should be read in conjunction with our financial statements and the notes thereto and “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period.
      Telesat indirectly owned all of the limited partnership interests in TMI. The general partnership interests of TMI are held by our parent company, BCE. TMI is an indirect limited partner in Mobile Satellite Ventures, Limited Partnership, a U.S. limited partnership which operates satellite systems for the purpose of remote and mobile communication services in both Canada and the U.S. TMI also indirectly owns a minority interest in TerreStar Networks Inc., which plans to be a provider of mobile satellite services for the North American market.
      Telesat owns a minority interest in Wildblue. Wildblue is a private Delaware corporation offering high speed satellite-based Internet services in the United States using our Anik F2 satellite.
      Telesat’s investment in TMI, recorded at approximately $709,000 in its financial statements, was carried at cost, which amount is considered to be lower than its realizable market value. Telesat indirectly sold its limited partnership interests in TMI to BCE and a wholly-owned subsidiary of BCE and received as consideration non-interest bearing notes in the aggregate amount of $201 million. Telesat also holds two promissory notes receivable from TMI, or the TMI Notes. As of September 30, 2006, the TMI Notes had a book value of $3.8 million and a face value of $18.8 million, one of the TMI Notes having been written down to zero in 1993. No material income from its limited partnership interests in TMI was realized by Telesat in the three years ended December 31, 2005 or during the nine months ended September 30, 2006.
      Telesat’s investment in Wildblue, recorded at approximately $14.5 million in its financial statements, is carried at cost. No material income from its investment in Wildblue was realized by Telesat in the three years ended December 31, 2005 or during the nine months ended September 30, 2006.
      Prior to the transfer of the TMI interests to BCE, 3484203 Canada Inc., a subsidiary of Telesat which owns the TMI interests, acquired and then amalgamated with 3652041 Canada Inc. to become 4387678 Canada Inc. Tax arising on the transfer was eliminated by tax losses in 4387678 Canada Inc. Immediately thereafter, Telesat will effect a reorganization under which the TMI Notes and Telesat’s investment in Wildblue will be transferred to BCE in consideration for a non-interest bearing note in the principal amount equal to the fair market value of these assets being $33.3 million.
      As part of the reorganization, BCE will also transfer four patent applications used by Telesat to Telesat in exchange for Telesat common shares with a fair market value equal to the fair market value of such patent applications, being approximately $59,000.
      We will also amend our articles of incorporation in order to create an unlimited number of Class A common shares, Class B non-voting shares, Class C common shares and Preferred Shares. See “Description of the Share Capital.” In addition, Telesat and Telesat Holding Inc. will declare dividends for an aggregate amount of approximately $900 million payable to BCE. These dividends will be declared prior to the closing of this offering and will be paid to BCE through funds obtained by Telesat and Telesat Holding Inc. further to the Recapitalization (which includes this offering). An additional dividend of $234.3 million will be paid through the return for cancellation to BCE of all the non-interest bearing notes issued in connection with the TMI transaction and Wildblue transaction described above. See “The Recapitalization.” We will acquire all of the outstanding common shares of Telesat held by BCE in exchange for a note payable to BCE in the principal amount of approximately $470 million and                     of our Class A common shares. We refer to these transactions collectively as the “Reorganization”.
      Subsequent to the Reorganization and prior to the completion of this offering, we expect to incur $980 million of indebtedness. This indebtedness is expected to be comprised of (i) $680 million of senior notes due                     and having no scheduled principal payments prior to maturity; and (ii) $300 million term loan. We expect to receive net proceeds (after related transaction fees and expenses) of approximately $950 million from this incurrence of indebtedness which we will use, together with the proceeds of this offering, and cash on hand, to 1) pay the amounts due to BCE as part of the Reorganization; 2) refinance Telesat’s existing credit facility; and 3) redeem Telesat’s outstanding preferred shares.
      We refer to these transactions, including this offering, collectively as the “Recapitalization.” See “The Reorganization,” “Use of Proceeds” and “Capitalization.”
TELESAT HOLDING INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

	Year Ended December 31, 2005

	Historical	Adjustments		Pro Forma

	(CDN Dollars in thousands, except per share data)
Operating revenues
Service revenues	$420,297	$—			$420,297
Equipment sales revenues	54,444				54,444

	474,741	—			474,741

Operating expenses
Amortization	111,809	—			111,809
Operations and administration	160,964	—			160,964
Cost of equipment sales	45,705	—			45,705

	318,478	—			318,478

Earnings from operations	156,263	—			156,263

Other expense (income)
Interest expense	29,526	78,316	(6)		107,842
Other income	(14,739)	3,333	(6)		(11,406)

	14,787	81,649			96,436

Earnings before income taxes	141,476	(81,649)			59,827
Income taxes	50,782	(22,678	)(7)		28,104

Net earnings	90,694	(58,971)			31,723
Dividends on preferred shares	1,780	898,220	(4),(5)		900,000

Net earnings applicable to common shares	$88,914	$957,191			$868,277

Earnings per share:
Basic and diluted	$12.99			$
Weighted average shares outstanding	6,842,547			$

	Nine Months Ended September 30, 2006

	Historical	Adjustments		Pro Forma

	(CDN Dollars in thousands, except per
	share data)
Operating revenues
Service revenues	$322,678	$—			$322,678
Equipment sales revenues	28,288				28,288

	350,966	—			350,966

Operating expenses
Amortization	90,757				90,757
Operations and administration	128,536				128,536
Cost of equipment sales	22,077				22,077

	241,370	—			241,370

Earnings from operations	109,596	—			109,596

Other expense (income)
Interest expense	19,688	59,769	(6)		79,457
Other income	(9,839)	2,500	(6)		(7,339)

Earnings before income taxes	99,747	(62,269)			37,478
Income taxes	14,043	(17,320	) (7)		(3,277)

Net earnings	85,704	(44,949)			40,755
Dividends on preferred shares	1,331	(1,331	)(4)		—

Net earnings applicable to common shares	$84,373	$(43,618)			$40,755

Earnings per share:
Basic and diluted	$12.33			$
Weighted average shares outstanding	6,842,547			$

TELESAT HOLDING INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

	As of September 30, 2006

	Telesat Holding Inc.	Telesat Canada
	Historical	Historical	Adjustments		Pro Forma

	(Dollars in thousands)
Assets
Current assets
Cash and cash equivalents	$-	$22,036	$(150,356	) (3), (4), (5), (6)	$(128,320)
Short term investments	-	2,008	246	(3)	2,254
Accounts receivable	-	47,353	(17	)(1), (2), (3)	47,336
Current future tax asset	-	6,246	-		6,246
Other current assets	-	29,203	-		29,203

Total current assets	-	106,846	(150,127)		(43,281)
Capital assets, net	-	1,380,731	-		1,380,731
Other assets	-	34,974	5,093	(1), (2), (6)	40,067
Finite-life intangible assets, net	-	6,332	-		6,332
Goodwill	-	23,934	-		23,934

	$-	$1,552,817	$(145,034)		$1,407,783

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$-	$36,298	$3	(3)	$36,301
Other current liabilities	-	94,878	(41,683	) (7)	53,195
Debt due within one year	-	3,047	-		3,047

Total current liabilities	-	134,223	(41,680)		92,543
Debt financing	-	143,644	964,600	(6)	1,108,244
Future tax liability	-	192,498	1,685	(7)	194,183
Other long-term liabilities	-	349,224	-		349,224

	$-	$819,589	$924,605		$1,744,194

Shareholders’ Equity
Capital stock — common shares	-	111,898	$200,794	(3)	$312,692
Capital stock — Class A voting shares	-	-	-		-
Capital stock — Class B non-voting shares ( shares)	-	-	470,000	(6)	470,000
Contributed surplus	-	1,199	(1,199	) (1), (2)	-
Retained earnings	-	572,714	(1,689,234	) (3), (5)	(1,116,520)
Cumulative translation adjustment	-	(2,583)	-		(2,583)

	-	683,228	(1,019,639)		(336,411)
Capital stock — preferred shares	-	50,000	(50,000	) (4)	-

Total shareholders’ equity	-	733,228	(1,069,639)		(336,411)

Total liabilities and shareholders’ equity	$-	$1,552,817	$(145,034)		$1,407,783

TELESAT HOLDING INC.
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of CDN dollars)
      Description of the various entries required for the Reorganization and Recapitalization of Telesat Canada.

(1)	Telesat sold its investment in Wildblue and the promissory notes receivable from TMI, at fair market value, to BCE in exchange for a non interest bearing note receivable equal to the fair market value of these assets. The fair market value of these assets was $33,365, as determined by management. Prior to this transfer, the book value included in other assets at September 30, 2006 was $18,365. This transaction was accounted for at carrying value. The difference of $15,000 between carrying value and fair market value was applied to contributed surplus.

Telesat Canada declared a dividend-in-kind to BCE for the fair market value, $33,365, of the non interest bearing note receivable as repayment of the note receivable.

(2)	Telesat sold 99% of its investment in TMI to BCE, at fair market value, and received two non interest bearing notes receivable equal to the fair market value. Management determined the fair market value with the assistance of an independent valuator. Telesat sold the remaining 1% of its investment in TMI to a wholly-owned subsidiary of BCE, at fair market value, and received a non interest bearing note receivable equal to the fair market value. At September 30, 2006, the fair market value of Telesat’s investment in TMI was $201,000 and the book value was $709. The difference of $200,291 between the carrying value and the fair market value was applied to contributed surplus.

Telesat Canada declared a dividend-in-kind to BCE for the aggregate fair market value, $201,000, of the non interest bearing notes receivables as repayment of the notes receivable.

(3)	Telesat Canada and Alouette Telecommunications Inc. were amalgamated. Net assets of $254 from Alouette were added to Telesat Canada’s historical balances. Alouette’s investment in Telesat Canada of $341,106, as well intercompany balances totaling $140,312 were eliminated as part of the amalgamation.

Cash	$28
Short term investments	246
Accounts receivable	(17)
Accounts payable	(3)

$254

(4)	Telesat Canada’s preferred shares were redeemed for $50,000 cash. This has been reflected as a reduction of preferred shares on the Pro Forma Consolidated Balance Sheet as at September 30, 2006. As a result, the dividends that were paid on these preferred shares for the year ended December 31, 2005 and the nine months ended September 30, 2006 were reversed. This has been reflected as a $3,111 increase to cash and retained earnings on the Pro Forma Consolidated Balance Sheet as at September 30, 2006 and an increase to net earnings (loss) applicable to common shares of $1,780 and $1,331 for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively.

(5)	Telesat Canada paid a cash dividend totaling $567,000 to BCE from the cash received from the debt issuance. Telesat Holding Inc. paid a cash dividend totaling $333,000 to BCE from the proceeds of this offering. Telesat Holding Inc. repaid the $470,000 note payable to BCE with proceeds from the debt issuance. Class B non-voting shares will be required to pay these dividends.

(6)	Telesat Holding Inc. is assumed to have received $500,000 from this offering of Class B non-voting shares, and debt proceeds of $980,000. Total costs of these transactions were estimated to be $60,000 and have been reflected in the Pro Forma Consolidated Balance Sheet as a reduction of cash. Of the $60,000 of transaction costs, $30,000 related to the debt offering and have been capitalized to other assets, and amortized over the term of the debt. Amortization expense of $3,333 and $2,500 has been reflected in the Pro Forma Consolidated Statements of Earnings for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively.

The $980,000 of debt consisted of: $680,000 of senior notes with an interest rate of 8.5% and a 10 year term, and a $300,000 Term Loan with an interest rate of LIBOR + 200 bps and a 7 year term. Interest expense of $78,316 and $59,769 has been reflected in the Pro Forma Consolidated Statements of Earnings for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, and as a reduction of cash in the Pro Forma Consolidated Balance Sheet at September 30, 2006. Interest was calculated using the stated rate for the senior notes and the 1 year USD LIBOR rate at December 31, 2005 and September 30, 2006. As a result of the recapitalization, Telesat Canada repaid $15,400 of its bank line and letters of credit in order to remain in compliance with banking covenants at September 30, 2006.

(7)	The income tax benefit of $41,683 is a direct result of the increase in the interest expense deduction resulting from the debt issuance. This has been reflected in the Pro Forma Consolidated Balance Sheet at September 30, 2006 as a reduction of other current liabilities, and in the Pro Forma Consolidated Statements of Earnings for the year ended December 31, 2005 and September 30, 2006 as a reduction of Income Taxes of $22,678 and $17,320, respectively. The future tax liability of $1,685 at September 30, 2006 is a direct result of a timing difference arising from the difference in the amortization period between accounting and tax. This has been reflected in the Pro Forma Consolidated Balance Sheet at September 30, 2006 as an increase in the Future Tax Liability, and in the Pro Forma Consolidated Statements of Earnings for the year ended December 31, 2005 and September 30, 2006 as a reduction of Income Taxes of $963 and $722, respectively. The above tax adjustments were calculated using the statutory rates for the year ended December 31, 2005 and the nine months ended September 30, 2006.

(8)	Basic and diluted net income per share has not been adjusted to reflect the reorganization or the recapitalization as the weighted average number of shares outstanding cannot be reasonably be estimated at this time.

(9)	BCE Inc. transferred patents to Telesat Canada with a carrying value equal to $0 and a fair market value of $59. This transaction has been excluded from the Pro Forma adjustments as it would not have a significant impact on the Pro Forma Consolidated Financial Statements.

(10)	Reconciliation of Canadian GAAP to United States GAAP

Reconciliation of Net Earnings

	Nine months
	ended	Year ended
	September 30,	December 31,
	2006	2005

	(Cdn Dollars in thousands)
Canadian GAAP Pro Forma Net Earnings	$40,755	$31,723
Gains (losses) on derivatives	1,409	1 457
Tax effect of above adjustment	(456)	(513)

United States GAAP Pro Forma Net earnings	41,708	32,667
Dividends on preferred shares	—	—

United States GAAP Pro Forma Net earnings applicable to common shares	$41,708	$32,667

Other comprehensive earnings (loss) items
Change in currency translation adjustment	268	337

United States GAAP Pro Forma Comprehensive Earnings	$41,976	$33,004

United States GAAP Pro Forma Net Earnings per common share — basic and diluted
Accumulated other comprehensive income (loss)

September 30,
2006

Cumulative translation adjustment	$(2,582)

Accumulated other comprehensive income (loss)	$(2,582)

Reconciliation of total shareholders’ equity

September 30,
2006

Canadian GAAP	$(336,411)
Adjustments
Gains (losses) on derivatives	42 012
Tax effect of above adjustments	(14 844)

United States GAAP	$(309,243)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following management’s discussion and analysis of financial condition and results of operations, or MD&A, together with the consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion and analysis contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our future results and financial condition may differ materially from those we currently anticipate as a result of the factors we described under “Forward-looking Statements” and “Risk Factors” and elsewhere in this prospectus.
      The financial information presented herein has been prepared on the basis of Canadian GAAP, which differs in certain respects from U.S. GAAP. Please refer to note 24 to our audited consolidated financial statements and note 8 to our unaudited consolidated financial statements for a summary of differences between Canadian and U.S. GAAP.
      All amounts in this MD&A are in millions of Canadian dollars unless otherwise specified. Unless otherwise specified, none of the information in this MD&A gives effect to the Reorganization or the Recapitalization. See “The Reorganization” and “The Recapitalization.”
Company Overview
      We are the leading satellite service provider in Canada, with a significant and growing presence in the Americas. We provide our satellite and communication services throughout Canada and the Americas from a fleet of satellites that occupy Canadian orbital slots to which we have been granted access. Since our inception in 1969, we have developed strong relationships with high-quality customers. We provide our services through five business segments: Broadcast, Business Networks, Carrier, Consulting & Other and Subsidiaries. See “Our Business — Our Services and Business Segments.”
      We currently own and operate five satellites, comprised of three FSS satellites, Anik F1, Anik F1-R and Anik F2, and two DBS satellites, Nimiq 1 and Nimiq 2. Construction on a fourth FSS satellite, Anik F3, is complete and its launch is scheduled for the first half of 2007. Our construction contract for Nimiq 4, for delivery in 2008, was signed in January 2006. We also lease and operate two satellites, Nimiq 3 and Nimiq 4i, that are owned by DIRECTV but are located in our orbital slots and are used by us. In addition, we operate six satellites for others: two Mobile Satellite Services, or MSS, satellites for an entity managed by MSV LP, one satellite for DIRECTV and three satellites for XM Satellite Radio. See “Our Business — Our Satellites.”
      We are regulated as a telecommunications common carrier by the CRTC as well as being licensed by Industry Canada for access and use of Canadian orbital slots and associated spectrum resources. The use of our orbital slots, as well as our other operations, are subject to a variety of other Canadian and international regulations. See “Our Business — Regulation.”

Revenue Sources
      We earn the majority of our revenues by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.
      Our broadcast, business networks, carrier and subsidiaries segments each generate revenues from both satellite (or space) services as well as ground (or earth) based services.

Space Revenue
      We sell satellite transponder capacity to our customers using three different contractual arrangements:

•	Service agreements: The most common type of agreement that we enter into for the provision of satellite capacity is the service agreement. In our service agreements, a customer commits to purchase a type of service (Ku-band, C-band or DBS) according to its individual requirements for channel bandwidth. These service agreements contain terms that are generally consistent with industry practices;

•	Transponder purchase and operating services agreements. We have also entered into transponder purchase and operating services agreements with a number of our customers to provide them with access to capacity on Anik F1, Anik F2, Nimiq 1 and Nimiq 2. We refer to these transponder purchase and operating services agreements as “condominium style” agreements as the customer purchases the transponder on the satellite and then pays us ongoing operating fees for the life of the satellite. We have not entered into any transponder purchase and operating services agreements since 2001 when we sold all of the DBS transponders on the Nimiq 2 satellite to Bell ExpressVu; and

•	License agreements. We have also entered into a license arrangement with WildBlue for Ka-band capacity on Anik F2. This license agreement provides WildBlue with the exclusive right to access and use the U.S. portion of the Ka-band capacity on the Anik F2 satellite for the life of the satellite.

      Amounts that we receive in advance of our provision of services, including WildBlue’s prepayment for the Anik F2 Ka-band license agreement, are recorded as deferred revenues and are carried as a liability until the prepaid amount is earned as revenue over the period of service to which the prepayment applies. See notes 12 and 16 to our audited consolidated financial statements.

Ground-based Revenue
      We own and operate ground infrastructure in North and South America, including six teleports throughout Canada, one teleport in the United States, one teleport in Brazil and our TT&C facility in Perth, Australia. This network provides transmission, monitoring and control services for our satellite fleet, as well as ground-based transmit and receive services, content aggregation and a variety of other services for our customers.
      Our business network segment generates a significant portion of the revenue that we derive from our ground infrastructure. We design, procure equipment, install and maintain networks for our customers. We utilize ground-based assets as part of the provision of bundled space-based and ground-based services, 24/7 network management, and full-service gateways and teleports. These end-to-end services enable us to increase revenue by providing robust product offerings for customers that prefer to outsource any or all of their satellite requirements. Business network revenue is also derived from long-term network management contracts, of which a significant portion is the associated maintenance of these networks. We provide maintenance services at approximately 18,000 customer-owned earth stations within North America.
      Broadcasters and carriers use our ground infrastructure and our technical field resources for transmitting-and-receiving signals to and from the satellite, hosting and maintaining customer hardware, economically sharing network components among many users, and integrating terrestrial networks with our satellite.

Consulting and Other Revenue
      We offer consulting services as a means to generate incremental revenue by further utilizing our current infrastructure and employee base. We generate revenue through numerous one-time and repeat contracts ranging generally from $100,000 to $2,000,000 in value and with a typical duration between three months to two years. We also have multi-year contracts to operate satellites owned by others, a few of which extend to the life of the satellites.

Geographic Distribution of Revenue
      We earn the majority of our revenues within Canada, reflecting our position as Canada’s principal domestic satellite service provider. Over the past decade, we have expanded our operations to provide satellite and satellite network services throughout the Americas, and continue to provide consulting services around the world. The proportion of our revenues from Canada has decreased from approximately 83% of total revenues in 2003 to 68% at September 30, 2006, with our revenues from the United States growing from approximately 13% in 2003 to 25% at September 30, 2006. The shift is due to our acquisition in 2005 of SpaceConnection, the acquisition in 2006 of Able Leasing Co. by our subsidiary Infosat, sales of capacity on Anik F2 and Anik F1-R to WildBlue and Lockheed Martin, and the continued growth of our business network services being provided into the United States.

Revenue Recognition
      We recognize revenues when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue there must be clear proof that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast, carrier and business networks revenues are generally pre-billed to the customers and recognized in the month for which the service is rendered. Equipment sales revenues are recognized when the equipment is delivered to the customer and accepted. Consulting revenues for cost plus contracts are recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for fixed price contracts.

Revenue Drivers
      The primary drivers of our revenues from providing satellite transmission capacity are the overall levels of supply and demand for that capacity, generally reflected in utilization rates for satellite operators that serve our markets. Prices that we are able to charge for our capacity are a function of both supply and demand.

Supply
      The supply of suitable satellite transmission capacity is driven by a number of factors, including:

•	the orbital locations and the frequency band used by commercial satellites;

•	idle satellite capacity in orbit;

•	the launch of satellites and whether the new launch is for growth or replacement purposes;

•	the retirement of existing satellites; and

•	the suitability of fiber optic networks and other ground-based services to provide a substitute for satellite capacity.
      Before we embark on a new satellite procurement program, we attempt to mitigate the risk of under-utilization by contracting a significant portion of the capacity in advance.
      With respect to current capacity, we believe that pricing for Ku-band in the Americas remains firm and is upward trending given the high utilization rates for this frequency band. DBS pricing and utilization in the Americas is also firm given the continued growth in DTH services. We believe that the near-term outlook for Ka-band pricing and utilization is positive as there are currently a limited number of commercial suppliers of Ka-band capacity in the Americas. We believe that in the short-term pricing for C-band remains soft as a result of excess supply in the Americas.
      The market for satellite consulting services is generally comprised of a limited number of companies qualified to provide services in specific areas of expertise. We believe that we are one of a relatively limited number of satellite service providers who currently offer our range of end-to-end services throughout the Americas. However, we believe a growing number of the major operators are becoming more active in offering these services. Notwithstanding this trend and the resulting increased competition, we believe that there are a growing number of opportunities in this sector, for example in hybrid networks, and we expect this sector to continue to grow in the foreseeable future.

Demand
      On a macro level, demand for satellite transmission capacity and ground based services is driven by economic and regulatory conditions. Economic growth generally leads to increased consumption of media, higher disposable incomes and greater advertising expenditures. These, in turn, typically lead to greater demand for video programming and a corresponding increase in demand for satellite capacity to transmit that programming. Demand has also been driven by increased awareness and understanding about the services, products and applications of satellites among businesses and consumers.
      More specifically, there has recently been growth in demand for satellite transmission capacity as a result of the increase in demand for video and data in the new information economy. As the deployment of broadband applications, including high-speed access to the Internet and delivery of multi-media services, continues to increase, we expect demand for satellite services will grow, particularly in areas beyond the economic reach of terrestrially-based systems.
      A continued significant driver of growth has been increased consumer penetration of satellite-delivered television. Digital compression technology has reduced transmission costs per channel, allowing satellite-based video services to be delivered directly to the consumer market. We believe the introduction and growth of HDTV is likely to increase market demand for satellite capacity as content providers transition to this format for their programming. However, new standards for compressing digital signals are increasingly permitting more and more channels to be transmitted on a single transponder. As a result, depending on the format or formats used by content providers, compression technology may partially offset any additional demand driven by HDTV.
      While general economic conditions will always be a contributing factor in driving demand for business network solutions, the most significant demand drivers continue to be the lowering of equipment costs and the improved efficiency of satellite networks. Smaller business intranet and Internet-based communication systems in areas outside of the terrestrial network coverage needing a consistent level of service will drive demand for alternative solutions, including satellite. Increasing transponder demand is also resulting from a growing number of applications that can be run on satellite networks.
      Demand for satellite consulting services is typically driven by the increased utility and deployment of satellite communications and the resulting need for consulting advice from companies such as us, who have a strong reputation for technical expertise. Consulting demand has also recently been driven in particular by the expansion of satellite technology into new markets.
      For a further discussion of general market and economic factors influencing our growth and demand, see “Industry Overview and Trends — Drivers of Demand.”

Pricing
      Pricing for our transponder capacity is typically determined prior to and during construction of our satellites as we try to pre-sell capacity on our satellites. We try to mitigate the risk of under-utilization, and thereby any downward price pressure, by contracting the capacity in advance of commencing construction on a new satellite.
      The price of ground based services is primarily driven by the availability of alternate business network systems. Our ability to provide a fully distributed service over geographically dispersed networks to customers who are typically not consistently served by cable and fiber-optic network providers determines the competitiveness and thus pricing for our suite of ground-based services.
      Our pricing for transponder capacity is subject to regulation in Canada. However, we have pricing flexibility subject to a price ceiling of $170,000 per transponder per month on certain of our full period services offered in Canada under minimum five-year arrangements. See “Our Business — Government Regulation — Canada Regulatory Environment.”

Expenses
      A significant expense is the straight-line amortization of the cost of each of our satellites over its useful life (generally 12 to 15 years).

      Our operations and administration expenses consist mainly of labour, the cost of which is relatively stable. As we take advantage of growth opportunities through the addition of satellites to our fleet, we can significantly increase revenue with relatively smaller increases in expenses from operations and administration. Our most significant variable expenses are in-orbit insurance (see “Our Business — Satellite Operations Risk Management”) and direct-billed expenses, such as third-party contractor services. The majority of our operations and administration expenses are recorded on a segment-by-segment basis; however, management makes allocation estimates for some general administrative costs over business segments. See note 2 to our audited consolidated financial statements and unaudited consolidated financial statements.
      Cost of equipment sales has been significant because of our role in setting up comprehensive communication networks for our large corporate customers. We generally do not bear inventory risk but rather purchase equipment as part of an overall service to the customer.

Reorganization and Recapitalization
      Prior to the completion of this offering, we will undertake the Reorganization and Recapitalization, neither of which are reflected in our historical financial results. In connection with the Recapitalization, we will incur approximately $           million of total indebtedness and repay approximately $           million of existing indebtedness. As a result, we will incur $78 million of additional annual interest expense and $3 million of additional annual amortization expense related to the debt issue costs as well as a reduction in our effective income tax as a result of these incremental expenses. The net proceeds generated by the Recapitalization, including this offering, will be paid to our parent, BCE. We do not expect any other material effects on our results of operations as a result of the Recapitalization.
Critical Accounting Estimates
      Our significant accounting policies are described in note 1 to our audited consolidated financial statements. Under Canadian GAAP, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements.
      Estimates are based on past experience and on other reasonable factors. Because this involves varying degrees of judgment and uncertainty, actual results reported in the financial statements could, in the future, prove to be inaccurate.
      The following estimates rely heavily on management’s judgment and are based on factors that are highly uncertain.

Receivables
      We continuously monitor collections and payments from customers and maintain an allowance for doubtful accounts based upon historical experience and any specific customer collection issues which have been identified. If our ability to collect the receivable is not reasonably assured at the time services are performed, we will not initially record the revenues. If there is a change in the customer’s financial status or the receivable is collected, revenues are recorded at that time. The estimate of our allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the composition of accounts receivable, which can vary on a month-to-month basis.

Evaluation of satellites and other long-lived assets for impairment and insurance coverage
      We periodically evaluate potential impairment loss relating to the satellites and other long-lived assets, when a change in circumstances occurs, by assessing whether the carrying amount of these assets can be recovered over their remaining lives through undiscounted future expected cash flows generated by those assets. If the expected undiscounted future cash flows are determined to be less than the carrying value of the long-lived asset, an impairment charge would be recorded. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows could be impacted by, among other things:

•	changes in estimates of the useful life of the satellite;

•	changes in estimates of our ability to operate the satellite at expected levels;

•	changes in the manner in which the satellite is to be used; and

•	the loss of one or several significant customer contracts on the satellite.
      If an impairment loss were indicated, such amount would be recognized in the period of the occurrence, net of any insurance proceeds to be received so long as such amounts are determinable and receipt is probable. If no impairment loss were indicated and insurance proceeds were received, the proceeds would offset the carrying value of the satellite. In the event that the insurance proceeds received exceeded the carrying value of the satellite, the excess of the proceeds over the carrying value of the satellite would be recognized in the statement of earnings.

Depreciable lives
      Management makes assumptions of the estimated useful lives of assets which it believes are reasonable. The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of tangible assets is significantly impacted by the estimated useful lives of assets.
      The estimated useful lives of the satellites are based upon the lesser of the satellite’s design life or the estimated life of the satellite as determined by an engineering analysis performed during initial in-orbit testing. As the telecommunications industry is subject to rapid technological change and the satellites can be subject to certain anomalies, the estimated useful lives of satellites and communications equipment may have to be revised and the carrying value adjusted. Accordingly, the estimated useful lives of the satellites are periodically reviewed using current engineering data. If a significant change in the estimated useful lives of the satellites is identified, the effect of such changes on amortization expense would be accounted for on a prospective basis. Reductions in the estimated useful lives of the satellites would result in additional amortization expense in future periods and may necessitate acceleration of planned capital expenditures in order to replace or supplement the satellite earlier than planned. If the reduction in the estimated useful life of a satellite results in undiscounted future cash flows for the satellite to be less than the carrying value of the satellite, an impairment charge would be recorded.

Investments
      We assess the recoverability of our long-term investments on a regular, recurring basis. The estimate of our recoverability of long-term investments could materially change from period to period due to the nature of long-term investments as we do not control the investees.

Goodwill impairment
      The valuation of goodwill is assessed every year and whenever events or changes in circumstances indicate that it might be impaired. We generally measure for impairment using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its fair value, the difference is recorded as a reduction in the amount of goodwill on the balance sheet and an impairment charge in the statement of earnings.
      A number of significant estimates are made when calculating fair value using a projected discounted cash flow method. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, the discount rate and many others.
      Management believes that all of the estimates are reasonable. They are consistent with the internal planning and reflect best estimates, but they have inherent uncertainties that management may not be able to control.

      Any changes in each of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are not able to reasonably quantify the changes in the overall financial performance had different assumptions been used. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values.
      There were no impairment charges recorded in 2003, 2004, or 2005 or during the nine month period ended September 30, 2006.

Employee benefit plans
      We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for some of our employees. The amounts reported in the financial statements relating to these benefits are determined using actuarial calculations that are based on several assumptions.
      A valuation is performed at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, health-care cost trends and expected average remaining years of service of employees.
      While management believes that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs.
      The differences between actual and assumed results are accounted for by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.
      The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate and the expected long-term rate of return on plan assets:

•	Discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows required to settle employee benefit obligations. It is based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the plan. The appropriate discount rate is determined at the end of each year. At December 31, 2005, the discount rate was 5.2%, a decrease from 6% at December 31, 2004 and 6.5% at December 31, 2003. A lower discount rate results in a higher accrued benefit obligation and a lower pension surplus which could trigger cash contributions to the plan.

•	Expected long-term rate of return. The expected long-term rate of return is a weighted average rate of management’s forward-looking view of long-term returns on each of the major plan asset categories in our funds. The appropriate expected long-term rate of return is determined at the end of every year. In 2005, a 7.5% rate of return on plan assets was estimated, which is the same as it was in 2004 and 2003. A poor fund performance results in a lower fair value of plan assets and a lower pension surplus which could result in cash contributions to the plan.

Contingencies
      We accrue a potential loss where management believes the loss is probable and it can be reasonably estimated. The decision is based on information that is available at the time. The amount of the loss is estimated by consulting with outside counsel when applicable, and can involve analyzing potential outcomes and assuming various litigation and settlement strategies.
      If the final resolution of a legal or regulatory matter results in a judgment against us or requires the payment of a large settlement, it could have a material and negative effect on the results of operations, cash flows and financial position in the period that the judgment or settlement occurs. Any accrual would be charged to operating income and included in other current or long-term liabilities. Any cash settlement would be included in cash from operating activities.

      We do not have any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at September 30, 2006. There have not been any significant changes to the Company’s estimates in the past three years.

Income taxes
      Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.
      Tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities. There were no significant changes to the estimates made in the past three years.
Results of Operations
      The following selected consolidated financial information for the years ended December 31, 2003, 2004 and 2005 has been derived from and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2005, and our annual audited consolidated financial statements for previous years and the consolidated financial information for the nine months ended September 30, 2005 and 2006 has been derived from and should be read in conjunction with our unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2006.

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	(Dollars in millions except per share data)
Operating revenues	$344.5	$362.2	$474.7	$357.2	$351.0
Operating expenses	220.4	220.9	318.5	234.3	241.4
Other expense (income)	(5.4)	8.2	14.8	9.5	9.9
Income tax expense	57.5	47.9	50.7	41.0	14.0
Net earnings	72.0	85.2	90.7	72.4	85.7
Dividends on preferred shares	2.0	1.8	1.8	1.3	1.3
Net earnings applicable to common shares	70.0	83.4	88.9	71.1	84.4
Basic and diluted net earnings per common share(1)	$10.23	$12.19	$12.99	$10.39	$12.33

(1)	At September 30, 2006, there were 6,842,547 common shares outstanding with a stated value of $111.9 million, and 5,000,000 non-voting preferred shares outstanding with a stated value of $50.0 million. Per share data has not been adjusted to reflect the Reorganization.

Nine Month Period Ended September 30, 2006 compared to Nine Month Period Ended September 30, 2005

	Nine Months
	Ended
	September 30,

	2005	2006	% Change

	(Dollars in millions)
Operating revenues:
Broadcast	$154.5	$165.2	6.9%
Business Networks	105.9	85.1	(19.6)%
Carrier	25.1	18.7	(25.5)%
Consulting and Other	18.0	21.4	18.9%
Subsidiaries	67.7	74.2	9.6%
Inter-segment eliminations	(14.0)	(13.6)	(2.9)%

Total operating revenues	357.2	351.0	(1.7)%
Operating expenses:
Amortization	81.0	90.8	12.1%
Operations and administration	114.1	128.5	12.6%
Cost of equipment sales	39.2	22.1	(43.6)%

Total operating expenses	234.3	241.4	3.0%
Earnings from operations	122.9	109.6	(10.8)%
Other expense (income):
Interest expense	22.3	19.7	(11.7)%
Other income	(12.8)	(9.8)	(23.4)%

Earnings before income taxes	113.4	99.7	(12.1)%
Income taxes	41.0	14.0	(65.9)%

Net earnings	72.4	85.7	18.4%
Dividends on preferred shares	1.3	1.3	—

Net earnings applicable to common shares	$71.1	$84.4	18.7%

Operating Revenues
      Operating revenues decreased $6.2 million or 2% to $351.0 million for the first nine months of 2006, compared to the same period last year. The decrease is due to a significant one-time equipment sale in 2005 to support an interactive distance learning, or IDL, network. This equipment sale of $27.6 million represents 60% of the 2005 equipment sale results.
      Broadcast revenues increased $10.7 million to $165.2 million for the first nine months of 2006, compared to the same period last year. The increase is due to the additional capacity provided by Nimiq 4i to Bell ExpressVu in 2006, to additional Ku-band capacity on Anik F2 for Star Choice and to the installation of a terrestrial repeater network for Canadian Satellite Radio with work starting in the fourth quarter of 2005 and continuing into the third quarter of 2006.
      Business Networks revenues decreased by $20.8 million to $85.1 million for the first nine months of 2006, compared to the same period last year. The decrease resulted from the one-time sale and installation in 2005 of an IDL network to approximately 9,200 locations in North America and from lower VSAT sales in 2006. We are currently into the maintenance phase of the 5 year contract for the IDL network. This decrease has been partially offset by increased Canadian Ka-band revenues on Anik F2, as the agreements with the Canadian service providers were only completed in the third quarter of 2005 with service ramping up subsequent to that quarter, by the Lockheed Martin navigational payload revenues on Anik F1-R which only started in October 2005, by revenues from the new Telesat service Teliprotm, an IP-based network satellite solution delivering bi-directional Broadband connectivity throughout North America, and by higher equipment sales to our subsidiary Infosat.
      Carrier revenues decreased by $6.4 million to $18.7 million on a year-to-date basis, compared to the same period last year. The decrease is the result of lower capacity sales in Brazil resulting from the ongoing transition off the Telesat Brasil interim VSAT network servicing a number of essential service organizations in Brazil.
      Consulting and Other revenues increased by $3.4 million to $21.4 million on a year-to-date basis, compared to the same period in 2005. Consulting revenues by nature are generally one-time contracts in specific periods and do not normally recur year-over-year. Revenues in 2006 include work for WildBlue in preparation for the launch of their WildBlue 1 satellite later this year, which will subsequently be controlled by us, and a transfer orbit services contract with Astrium for an Arabsat satellite which became an extended mission following the Proton rocket launch failure earlier this year.
      The Telesat Subsidiaries segment increased $6.5 million or 10% on a year-to-date basis, compared to the same period last year. The increase comes mainly from Infosat as a result of the incremental revenues realized with the acquisition of Able earlier in 2006, continued equipment sales to an American oil and gas services company which in turn generate additional demand for the associated space capacity, and to increased sales from their security hardware division. The Infosat results were partially offset by a decrease in occasional use revenues at SpaceConnection.

Operating Expenses
      Amortization expense of $90.8 million was $9.8 million or 12% higher in 2006. This increase was due to the amortization of Anik F1-R which went into service in October 2005, partially offset by a reduction in the amortization of Anik F1 as a result of the receipt in December 2005 of additional insurance proceeds, reducing the cost of Anik F1.
      Operations and administration expenses increased $14.4 million or 13% to $128.5 million for the first nine months of 2006. An important component of this increase can be attributed to the special one-time compensation arrangements incurred in September 2006 for certain executive changes approximating $7.7 million. In addition, Infosat has experienced higher expense levels due to the acquisition of Able and for their Connect service airtime requirements. As a result of the quarterly review of the allowance for doubtful accounts, Telesat wrote down the allowance by $2.5 million in March 2006. The collection of a promissory note receivable, of several receivables from one-time sales in 2005 and an improvement in the receivable balance of a significant customer were the justifications for this transaction. In September 2005, Telesat wrote down the allowance by $4 million following the satisfactory resolution of a dispute with a customer concerning the application of the Canadian Radio-television and Telecommunications Commission contribution levy.
      Cost of equipment sales of $22.1 million was $17.1 million or 44% lower than the 2005 figure of $39.2 million. The decrease is entirely due to the one-time costs in 2005 associated with the equipment sale portion of the IDL network, and was partially offset by higher costs in 2006 at Infosat driven by the new equipment sales for Able and continued Connect service equipment sales to an American oil and gas servicing company, and at Telesat Brasil.

Other Expense (Income)
      Interest expense of $19.7 million for the first nine months of 2006 was $2.6 million lower than the same period in 2005. The decrease is due to the impact of lower debt levels for Telesat as a result of the repayment of $150 million notes in June 2006 and to the lower exchange rates for the U.S. dollar denominated interest on the SpaceConnection capital leases.

      Other income was $9.8 million for the first nine months of 2006, compared to $12.8 million for the same period last year, a decrease of $3.0 million. The decrease is mainly due to lower capitalized interest on satellite construction and to lower interest income. The decrease was partially offset by a lower interest expense on performance incentives and on deferred satellite construction payments due to lower liability balances in 2006, and to lower exchange rates on these U.S. dollar denominated liabilities.

Income Taxes
      On a year-to-date basis, income taxes of $14.0 million were $27.0 million lower than the 2005 expense of $41.0 million. The decrease can be attributed to lower future tax rates and the elimination of the large corporation tax on a retroactive basis to January 1, 2006, both of which result from the enactment of the Canadian federal budget proposals in the second quarter of 2006, and to the lower income before tax in 2006.

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

	Year Ended
	December 31,

	2004	2005	% Change

	(Dollars in millions)
Operating revenues:
Broadcast	$200.0	$207.1	3.6%
Business Networks	78.4	132.5	69.0%
Carrier	29.5	35.1	19.0%
Consulting and Other	23.4	26.2	12.0%
Subsidiaries	41.8	89.4	113.9%
Inter-segment eliminations	(10.9)	(15.6)	43.1%

Total operating revenues	362.2	474.7	31.1%
Operating expenses:
Amortization	84.3	111.8	32.6%
Operations and administration	117.7	161.0	36.8%
Cost of equipment sales	18.9	45.7	141.8%

Total operating expenses	220.9	318.5	44.2%
Earnings from operations	141.3	156.2	10.5%
Other expense (income):
Interest expense	26.5	29.5	11.3%
Other income	(18.3)	(14.7)	(19.7)%

Earnings before income taxes	133.1	141.4	6.2%
Income taxes	47.9	50.7	5.8%

Net earnings	85.2	90.7	6.5%
Dividends on preferred shares	1.8	1.8	—

Net earnings applicable to common shares	$83.4	$88.9	6.6%

Operating Revenues
      Consolidated operating revenues increased significantly in 2005, when compared with 2004, going from $362.2 million to $474.7 million, or a 31% increase. This increase was driven by the 2005 implementation of a large IDL network for a customer, the acquisition of SpaceConnection in January 2005, the official launch of Ka-band services in North America on Anik F2, a significant contract in Brazil for an interim network serving a government department, a full year of additional capacity for ExpressVu’s DTH services on Nimiq 3 and the relocation of Anik E2 late in 2005 for services to both Venezuela and Argentina.
      Broadcast revenues grew by $7.1 million to $207.1 million in 2005. The increase can be attributed to a full year of revenue generated by Nimiq 3 for ExpressVu DTH services and additional capacity being sold for DTH services on Anik F2. A reservation fee for capacity from EchoStar on Anik F3, slated for launch in the first half of 2007, is being amortized into revenue over the period extending to the launch date.
      Business Networks revenues saw the highest increase in 2005, growing $54.1 million, or 69%, to $132.5 million. In 2005, we completed the installation of the Canadian, Mexican and American portions of an IDL network for a large North American business and we continue to provide the associated maintenance requirements for the network. The integrated control units were deployed to approximately 8,400 sites largely in the United States, and to 700 sites in Canada. Revenues associated with this deployment represented an increase of $38.5 million over the prior year. Total revenues of $105 million will be generated pursuant to this agreement over a five-year period that commenced in the fourth quarter of 2004.
      In addition, 2005 was the first full year we provided Ka-band services with the first commercial payload being provided by our Anik F2 satellite. WildBlue launched its high-speed satellite-based Internet service in the U.S. during 2005. In Canada, we concluded agreements with a number of broadband Internet access service providers: Barrett Xplore Inc.; Infosat (our subsidiary); Télébec, Limited Partnership; NorthernTel, Limited Partnership; and NorthwesTel Cable Inc. Although the supply of consumer ground terminals was limited at the time the Canadian service was launched, all providers now have a supply of terminals and the service has been rolled out across the country. These Ka-band services represent a $12.5 million increase in revenue over 2004. We expect this new service to grow over the next several years as it gains acceptance by consumers without access to high-speed Internet from terrestrial providers.
      A navigational payload was put into service in October 2005 on Anik F1-R and was developed in order to enhance the global positioning system for aviation use in Canada and the United States. The payload is part of the Federal Aviation Administration’s Wide Area Augmentation System geostationary communication and control segment initiative which is operated by Lockheed Martin to provide precision guidance to aircraft. As service began late in 2005, the revenue recognized from this payload did not contribute significantly to the increase in Business Network revenue over 2004. However, a full year of service under this contract should contribute significantly to revenue in 2006.
      Carrier revenues increased by $5.6 million to $35.1 million in 2005 mainly as a result of one-time revenues derived from the Anik E2 satellite during the fall and to increased sales in Brazil. Anik E2 was used by both Venezuela and Argentina prior to being de-orbited in November 2005.
      Consulting and Other revenues increased by $2.8 million over 2004 to $26.2 million. This was due to an increase in the number of individual consulting contracts in 2005.
      Subsidiaries revenues also reflected significant growth, increasing $47.6 million over 2004 to $89.4 million, or 114%. In January 2005, we acquired SpaceConnection, resulting in a contribution of $34.6 million to revenues. Telesat Brasil undertook to maintain an existing VSAT network servicing a number of essential service organizations in Brazil during a transition to a newer network. This new activity helped generate revenue growth of approximately $9.2 million over 2004 and was expected to end in the third quarter of 2005; however, implementation delays in the new network have preserved this revenue source into 2006. Also in 2005, Infosat completed an important equipment sale to an American oil and gas servicing company which resulted in increased airtime from its Connect service, contributing to a $3.8 million increase in revenues.
      Inter-segment eliminations represent services provided by us to the Subsidiaries. These revenues are eliminated upon consolidation along with the associated expense in the Subsidiaries.

Operating Expenses
      Total operating expenses in 2005 were $318.5 million (including amortization), an increase of $97.6 million in 2005 over 2004, principally as a result of the associated increase in revenues.
      Amortization expense in 2005 grew by $27.5 million over 2004 to $111.8 million, or 33%. The first element of this increase was attributable to higher satellite amortization: a full year of expense for Anik F2; the start of amortization on Anik F1-R; and a partial offset for the 2004 amortization on the capital lease for Anik E2-R, which served as an interim satellite for the Anik E2 customers pending the October 2004 in-service date for Anik F2. The second element was the addition of SpaceConnection amortization, principally for capital leases for transponder capacity in the United States.
      Operations and administration expenses increased in 2005 by $43.3 million over 2004 to $161.0 million, or 37%. Approximately half of the increase is due to 2005 SpaceConnection expenses, principally for space capacity in the U.S. which is subsequently re-sold to various customers. The balance comes from labour requirements for the installation of the IDL network roll out, and the costs associated with the provision of the VSAT network in Brazil.
      Cost of equipment sales grew in 2005 to $45.7 million, an increase of $26.8 million, or 142%, over 2004 with the increase entirely due to the cost of equipment required for the IDL network.

Earnings from Operations

	Year Ended
	December 31,

Segmented Earnings from Operations	2004	2005	% Change

	(Dollars in millions)
Broadcast	$106.6	$129.4	21.4%
Business Networks	18.3	(5.8)	(131.7)%
Carrier	4.1	12.9	214.6%
Consulting and Other	7.1	9.4	32.4%
Subsidiaries	5.2	10.3	98.1%

Total earnings from operations	$141.3	$156.2	10.5%

      Earnings from operations in 2005 reflect several notable shifts in the contributions from the individual segments. Earnings from operations in our Broadcast segment increased from 75% of our total earnings from operations in 2004 to 83% in 2005 as a result of higher margin sales of satellite capacity, and this segment still remains by far the main contributor to earnings from operations.
      Earnings from operations in our Business Networks segment decreased from 13% of our total earnings from operations in 2004 to a negative contribution of -4% in 2005, mainly due to the Ka-band amortization on Anik F2, our most expensive satellite. The new Ka-band service is still in the process of ramping up and is not expected to become profitable until an approximate 43,000 basic Canadian subscriber level is achieved. At December 31, 2005 the Canadian customer base for Ka-band service from Anik F2 was equivalent to 8,400 basic subscribers. In addition, the profit margin on the IDL network we installed in 2005 was lower than what we have historically generated on this type of work.
      Earnings from operations in our Carrier segment grew from 3% of our total earnings from operations in 2004 to 8% in 2005, as the additional revenues from the use of Anik E2 generated negligible expenses on the fully amortized satellite, and there was little in the way of incremental expenses for our increased activity in Brazil.
      The contribution from our Consulting and Other segment grew from 5% of our total earnings from operations in 2004 to 6% in 2005, and our Subsidiaries segment grew from 4% to 7%.

Other Expense (Income)
      Other expense (income) includes interest expense on our debt and various liabilities, as well as capitalized interest income on the satellite construction programs, interest income and foreign exchange gains and losses. Our total other expenses (income) in 2005 increased by $6.6 million over 2004, or 81%.
      The interest expense component increased by $3.0 million over 2004 due to additional interest expense in 2005 resulting from SpaceConnection’s capital leases for transponders, partially offset by lower interest expense from our lower debt levels in 2005.
      The other income component decreased by $3.6 million over 2004 due to the following factors:

•	an increase in interest on deferred satellite milestones and satellite performance incentive payments liabilities in 2005 as compared to 2004. We were successful in negotiating a number of deferred payments for the launch and construction of Anik F2 and therefore recorded the present value of these liabilities at the time of the launch in 2004. An interest expense is subsequently recorded up to the settlement date of the liabilities, increasing the present value of the liabilities to the actual payment amount. The increase for the satellite performance incentive payments is attributable to the first full year of expense for Anik F2 and for the addition of Anik F1-R in 2005;

•	other income in 2004 included the one-time recovery of a previously written off receivable; and

•	$2.7 million less capitalized interest in 2005 as compared to 2004 due to lower construction-in-progress balances as a result of the launches of Anik F2 in 2004 and Anik F1-R in 2005.
      These decreases to other income were partially offset by foreign exchange gains in 2005 compared to foreign exchange losses in 2004 and by an increase in interest income on a promissory note. The note was repaid in full to us in January 2006. We hedge significant U.S. dollar assets and liabilities to alleviate the exposure of exchange fluctuations.

Income Taxes
      Income taxes in 2005 increased $2.8 million over 2004, or 6%, due to higher pre-tax earnings in 2005. Our effective tax rate was 35.9% in both years.

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003

	Year Ended
	December 31,

	2003	2004	% Change

	(Dollars in millions)
Operating revenues:
Broadcast	$193.5	$200.0	3.4%
Business Networks	66.7	78.4	17.5%
Carrier	27.5	29.5	7.3%
Consulting and Other	29.7	23.4	(21.2)%
Subsidiaries	32.0	41.8	30.6%
Inter-segment eliminations	(4.9)	(10.9)	122.4%

Total operating revenues	$344.5	$362.2	5.1%
Operating expenses:
Amortization	$81.6	$84.3	3.3%
Operations and administration	125.0	117.7	(5.8)%
Cost of equipment sales	13.8	18.9	37.0%

Total operating expenses	$220.4	$220.9	0.2%
Earnings from operations	124.1	141.3	13.9%
Other expense (income):
Interest expense	30.4	26.5	(12.8)%
Other income	(35.8)	(18.3)	48.9%

Earnings before income taxes	129.5	133.1	2.8%
Income taxes	57.5	47.9	(16.7)%

Net earnings	72.0	85.2	18.3%
Dividends on preferred shares	2.0	1.8	(10.0)%

Net earnings applicable to common shares	$70.0	$83.4	19.1%

Operating Revenues
      Consolidated operating revenues in 2004 increased by $17.7 million over 2003 to $362.2 million, a 5% increase over revenues of $344.5 million for 2003. This increase is mainly due to additional capacity for ExpressVu’s DTH services on Nimiq 3, increased activity in South America, the launch of Anik F2 and the first stage of the implementation of a large IDL network for a customer.
      Broadcast revenues in 2004 grew by $6.5 million over 2003 to $200.0 million. The increase can be attributed to the co-location of the renamed DIRECTV satellite Nimiq 3 with our Nimiq 1 satellite, providing backup and high power operations for DTH services.
      Business Networks revenues in 2004 grew by $11.7 million over 2003 to $78.4 million due mainly to the new Ka-band revenues on Anik F2 and the inception of a large IDL network. The IDL network program required us to build a new transmission facility in Macomb, Michigan, and the procurement, installation and maintenance of integrated control units to sites across North America.
      Carrier revenues in 2004 increased $2.0 million over 2003 to $29.5 million due mainly to higher activity levels in South America.
      Consulting and Other revenues in 2004 decreased by $6.3 million to $23.4 million. The decrease is mainly attributable to a one-time consulting contract for the Canadian Space Agency completed in 2003.

      Subsidiaries revenues in 2004 increased by $9.8 million over 2003 to $41.8 million, or 31%. This increase is mainly due to the 2003 acquisition of QuickLink, an Alberta-based satellite access provider, and to higher revenue from high-speed Internet services, both at Infosat. The QuickLink acquisition resulted in a full year of revenues in 2004 compared to only four months in 2003.

Operating Expenses
      Total operating expenses in 2004 were $220.9 million (including amortization), an increase of $0.5 million over 2003. Amortization expense increased $2.7 million to $84.3 million in 2004 from $81.6 million in 2003. The satellite amortization component increased $3.1 million to $59.2 million in 2004 from $56.1 million in 2003. This increase was due to Anik F2 amortization (the satellite went into service in October 2004), as well as ten months of amortization in 2004 on the replacement satellite E2-R compared to only six months of amortization in 2003. The increase was partially offset by the 2004 reduction in amortization on Anik F1 and Nimiq 2. Insurance proceeds reduced the cost of Anik F1 in March 2004 and of Nimiq 2 during the third quarter of 2003. Amortization on earth stations and the office buildings and other category decreased $0.4 million to $25.1 million in 2004 from $25.5 million in 2003.
      Operations and administration expenses decreased $7.3 million, or 6%, to $117.7 million in 2004 from $125.0 million in 2003. This change is primarily attributable to a $5.3 million decrease in expenses associated with the one-time Canadian Space Agency consulting contract in 2003, a decrease in agent fees of $3.8 million (we switched from a U.S. repair service provider to using our own field service representatives in 2004 and this decrease represents both a cost saving coming from the switch and a decrease in the number of repair dispatches due to process improvement initiatives), and a 2004 reduction of $3.0 million for the allowance for doubtful accounts. These decreases were partially offset by increases in the cost of U.S. VSAT installers of $2.5 million (due to new business), in compensation expense of $2.7 million and in in-orbit insurance of $1.2 million (mainly due to Nimiq 2). Cost of equipment sales increased by $5.1 million or 37%, mainly due to higher equipment sales in Infosat and South America.

Earnings from Operations

	Year Ended
	December 31,

Segmented Earnings from Operations	2003	2004	% Change

	(Dollars in millions)
Broadcast	$87.1	$106.6	22.4%
Business Networks	23.3	18.3	(21.5)%
Carrier	1.0	4.1	310.0%
Consulting and Other	9.5	7.1	(25.3)%
Subsidiaries	3.2	5.2	62.5%

Total earnings from operations	$124.1	$141.3	13.9%

      Contributions to earnings from operations from our Broadcast segment increased from 70% of our earnings from operations in 2003 to 75% in 2004 due to the higher margin sales of satellite capacity. Earnings from operations in our Business Networks segment decreased from 19% of our earnings from operations in 2003 to 13% in 2004 as the lower margin sales resulted in higher expenses in addition to the start-up of amortization on the Anik F2 satellite, launched in 2004. Earnings from operations in our Carrier segment grew from 1% of our earnings from operations in 2003 to 3% in 2004 due to increased activity in South America. Earnings from operations in our Consulting and Other segment decreased from 8% of our earnings from operations in 2003 to 5% in 2004 as a result of the 2003 revenues from the Canadian Space Agency. Earnings from operations in our Subsidiaries segment increased from 2% of our earnings from operations in 2003 to 4% in 2004 due to higher revenues from Infosat.

Other Expense (Income)
      In 2004, we had other expenses of $8.2 million. In 2003, we had other income of $5.4 million.
      The interest expense component decreased $3.9 million or 13% to $26.5 million in 2004 from $30.4 million in 2003. The decrease is due to lower debt levels in 2004 partially offset by higher interest rates. We repaid all of our bank loans and certain financing from Export Development Canada, or EDC, with the receipt of the Anik F1 insurance proceeds.
      Other income decreased by $17.5 million to $18.3 million in 2004 from $35.8 million in 2003. Foreign exchange losses of $2.7 million represented a $14.0 million decrease from the 2003 gains of $11.3 million. We had U.S. dollar denominated assets and liabilities that are exposed to exchange rate fluctuations. A foreign currency gain is recognized when we have U.S. dollar liabilities and the Canadian dollar strengthens compared to the U.S. dollar (the opposite is true with respect to U.S. dollar assets). A loss is incurred when the Canadian dollar weakens against the U.S. dollar, again for U.S. dollar liabilities. During 2004, we hedged a significant portion of our U.S. dollar liabilities through forward contracts which removed the foreign currency risk on that portion of the debt — these liabilities and a strengthening Canadian dollar caused the 2003 gains. We did not, however, hedge certain U.S. dollar receivables and therefore incurred the foreign exchange losses in 2004.
      The other principal component of the other income decrease was a reduction in the amount of capitalized interest, mainly due to Anik F2 going into service in 2004. An increase in performance incentive payments and satellite milestones interest expense was offset by interest income from promissory notes and the one-time recovery of a previously written off receivable.

Income Taxes
      The total provision for income taxes for 2004 of $47.9 million was $9.6 million lower than the comparable figure for 2003. The current income taxes decrease of $6.0 million to $19.1 million in 2004 from $25.1 million in 2003 is mainly due to the capital cost allowance deduction for Anik F2 which went into service in October 2004. Future taxes reflect the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, and are calculated using the rates and provisions in enacted and substantively enacted tax law. In December 2003, the Ontario government increased the corporate tax rate to 14% for 2003 and later years from the 8% in use since 2001, thereby increasing the future tax expense and liability for us in 2003. The 2004 future income taxes decrease of $3.6 million to $28.8 million from $32.4 million in 2003 is mainly due to the significant one-time Ontario tax rate increase booked as an expense in December 2003.
Financial Condition, Liquidity and Capital Resources

Capitalization

	At December 31,

	2003	2004	2005

	(Dollars in millions)
Debt due within one year	$68.8	$2.6	$152.8
Long-term debt	314.3	284.6	132.2
Total debt	383.1	287.2	285.0
Total shareholders’ equity	475.6	558.9	648.4
Total capitalization	858.7	846.1	933.4

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Cash Flows from Operating Activities
      Cash flows from operating activities for the first nine months of 2006 were $171.5 million compared to $175.2 million in 2005, a decrease of $3.7 million or 2%. The decrease is mainly due to the $7.7 million charge for the special one-time compensation arrangements for both the new and outgoing Presidents.

Cash Flows from (used in) Investing Activities

Capital Expenditures
      Capital expenditures in the first nine months of 2006 for the Anik F3 and Nimiq 4 satellite construction programs and for deferred milestones on Anik F2 totalled $151.7 million. This was $22.0 million lower than the comparable figure for 2005, which covered the Anik F1-R and Anik F3 construction and deferred milestones for Anik F2. Property additions of $12.0 million for the nine month period in 2006 compared to $11.4 million for the same period in 2005.

Other Investing Activities
      Cash flows from all other investing activities for the first nine months of 2006 totalled $46.3 million. This included $49.1 million on the maturity of short-term investments partially offset by the payment of a contingent acquisition fee of $2.6 million for SpaceConnection and $0.4 million for the Infosat acquisition of Able Leasing Co. Cash flows from all other investing activities for the first nine months of 2005 totalled $62.5 million and included $66.8 million on the maturity of short-term investments, partially offset by the $4.4 million Telesat payment on the acquisition of SpaceConnection.

Cash Flows from (used in) Financing Activities
      Cash flows used in financing activities for the first nine months of 2006 were $144.9 million, an increase of $137.8 million over the comparable period in 2005. We repaid our $150 million note due June 28, 2006, made cash payments of $14.2 million on bank loans and debt financing, $3.4 million on capital leases (mainly SpaceConnection transponder capacity), $1.9 million on satellite performance incentive payments and $1.3 million on preferred share dividends. In the same period, we received proceeds of $25.9 million from debt financing and bank loans. In the first nine months of 2005, we made payments of $1.9 million on bank loans and debt financing, $3.5 million for capital leases, $1.2 million for satellite performance incentive payments and $0.9 million for preferred share dividends, while receiving proceeds of $0.4 million from bank loans and debt financing.

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

Cash Flows from Operating Activities
      Cash flows from operating activities decreased 28% or $88.0 million, to $230.2 million in 2005 from $318.2 million in 2004. This was mainly a result of our receipt in 2004 of $127.3 million of customer prepayments for future services on Anik F2, Anik F1-R and Anik F3 compared to $6.1 million of prepayments received in 2005. Cash flows from operating activities exclusive of the prepayments increased in 2005 due to higher revenue and lower income taxes paid in 2005, partially offset by higher operating expenses and the recognition of non-cash deferred revenues on Anik F2.

Cash Flows from (used in) Investing Activities

Capital Expenditures
      We continue to make investments to expand our satellite fleet and to update our networks in order to satisfy our customers’ needs. Capital expenditures for satellite construction programs totalled $229.7 million in 2005 with the completion of Anik F1-R and ongoing activities for Anik F3. This was $19.2 million higher than the 2004 expenditures of $210.5 million which included the completion of Anik F2 and the ongoing construction of both Anik F1-R and Anik F3. In 2006, we will continue with the construction of Anik F3 and have commenced the construction of Nimiq 4.
      Property additions totalled $15.8 million in 2005, a decrease of $5.3 million over the 2004 total of $21.1 million. Less was spent on the Ka-band infrastructure in 2005 and certain capital costs had to be incurred in 2004 in preparation for the IDL roll out.

Other Investing Activities
      Cash flows from all other investing activities totalled $110.9 million in 2005. This included $79.4 million on the net maturity of short-term investments and $30.4 million of insurance proceeds received on Anik F1. A number of insurers elected to pay a discounted amount of the second instalment due in 2007 according to the negotiated settlement for Anik F1. We acquired 100% of SpaceConnection for net proceeds of $4.4 million.
      Cash flows from all other investing activities in 2004 totalled $53.8 million. This included $179.4 million of insurance proceeds received under the first instalment of the settlement reached on Anik F1 as a result of the progressive power degredation experienced on the satellite (see “Our Business — Our Satellites” and note 22 of the consolidated financial statements, Commitments and Contingencies), partially offset by the purchase of $130.5 million of short-term, liquid, money market investments.

Cash Flows from (used in) Financing Activities
      Cash flows used in financing activities totalled $13.4 million in 2005, a decrease of $98.1 million over the 2004 total of $111.5 million in 2004.
      In 2005 we made cash payments of $4.5 million for capital leases (mainly SpaceConnection transponder capacity in the United States), $5.4 million for satellite performance incentive payments, and $3.5 million for other debt financing and preferred share dividends.
      In 2004 we repaid $96.1 million of debt borrowed under our credit facilities, and from our financing with EDC and other debt financing, including debt related to our headquarters, and made payments of $12.3 million for capital leases (principally for Anik E2-R) and $3.1 million for preferred share dividends and satellite performance incentive payments.

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003

Cash Flows from Operating Activities
      Cash from operating activities increased 87%, or $147.8 million, to $318.2 million in 2004 from $170.4 million in 2003. This was mainly the result of our receipt in 2004 of $127.3 million of customer prepayments, compared to $11.2 million of prepayments received in 2003. Cash flows from operating activities exclusive of customer prepayments increased in 2004 due to higher revenue and interest income combined with lower interest expense and income taxes paid.

Cash Flows from (used in) Investing Activities

Capital Expenditures
      Capital expenditures for satellite construction programs totalled $210.5 million in 2004 with the completion of Anik F2, ongoing activities for Anik F1-R and the start of Anik F3. This was $101.4 million higher than the 2003 expenditures of $109.1 million which included the ongoing work for Anik F2 and Anik F1-R.
      Property additions totalled $21.1 million in 2004, an increase of $8.3 million over the 2003 total of $12.8 million, reflecting 2004 spending on the Ka-band infrastructure and preparations for the IDL network roll out.

Other Investing Activities
      Cash from all other investing activities totalled $53.8 million in 2004. This included $179.4 million of insurance proceeds received under the first instalment of the settlement reached on Anik F1 as a result of the progressive power degradation experienced on the satellite (see “Our Business — Our Satellites” and note 22 of the consolidated financial statements, Commitments and Contingencies), partially offset by the purchase of $130.5 million of short-term, liquid, money market investments.
      Cash from all other investing activities in 2003 totalled $35.7 million. This included $34.6 million of insurance proceeds received on Nimiq 2 following a partial failure affecting the available power on the satellite in February 2003.

Cash Flows from (used in) Financing Activities
      Cash flows used in financing activities increased by $21.2 million in 2004 to $111.5 million, compared to a use of cash in financing activities of $90.3 million in 2003.
      In 2004 we repaid $96.1 million of debt borrowed under our credit facilities, and from our financing with EDC and other debt financing, including debt related to our headquarters, made payments of $12.3 million for capital leases (principally for Anik E2-R) and $3.1 million for preferred share dividends and satellite performance incentive payments.
      In 2003 debt financing and bank loan proceeds of $46.7 million were used to make a portion of payments of $118.3 million on debt financing and bank loans, $15.9 million for capital leases (principally Anik E2-R) and $2.8 million for preferred share dividends and satellite performance incentive payments.

Preferred Shares
      For the period March 31, 2002 to March 30, 2004, the cumulative preferred share dividend rate was fixed at an annual rate of 4.00%. For the period March 31, 2004 to March 30, 2007, the dividend rate is fixed at an annual rate of 3.56%. The preferred shares are redeemable at our option at $10 per share plus any accrued dividend payable. On October 4, 2006 our Board approved the redemption of the preferred shares with the redemption occurring on November 1, 2006.

Liquidity
      Our future liquidity requirements are expected to be significant, primarily due to the debt service requirements associated with the Recapitalization. See “The Recapitalization.” We expect that our liquidity requirements will arise principally from our need to:

•	fund capital expenditures for the construction and launch of new satellites;

•	fund our debt service requirements;

•	fund working capital requirements;

•	expand our business organically; and

•	finance any acquisitions we may make.
      Our principal sources of liquidity are our existing cash and internally generated cash flow from operations, and cash flow from customer prepayments, supported by our existing credit agreement.
      As at September 30, 2006, our principal short-term liquidity needs are to pay amounts due within 12 months for the launch of Anik F3 and the construction of Nimiq 4 (approximately $159.6 million, in aggregate), to redeem our preferred shares together with unpaid dividends on November 1, 2006 (approximately $50.2 million), to meet deferred procurement obligations with respect to Anik F2 ($28.1 million) and satellite incentives plus other capital lease and debt obligations ($16.0 million). We believe that we have sufficient resources to meet these requirements and expect to fund them with cash on hand ($22.0 million at September 30, 2006), cash flow from operations ($171.5 million for the nine months ended September 30, 2006) and borrowings under the existing revolving credit facilities for Telesat Canada and its subsidiaries (of which $160.3 million was undrawn at September 30, 2006), or, upon completion of the Recapitalization, with borrowings under new facilities which are to be arranged.
      Our principal long-term liquidity needs are to pay the costs of procuring and deploying our satellites and meeting our debt repayment and other obligations as they become due. We expect to fund our long-term capital and liquidity needs with internally generated cash from operations, customer prepayments and the revolving credit facilities under our credit agreements.
      To the extent additional funds are necessary to meet our long-term liquidity needs, we anticipate that they will be obtained through customer prepayment arrangements or through the incurrence of additional indebtedness.
      We believe that we have sufficient resources to meet our liquidity needs subsequent to these events and will continue to pay amounts due with respect to our satellite construction programs, satellite incentives, capital lease and other debt obligations. We expect to have sufficient resources to meet these requirements and expect to fund them with cash on hand, cash flow from operations and new credit facilities.
      Although we believe that these sources will provide sufficient liquidity for us to meet our long-term liquidity requirements, our liquidity and our ability to fund these needs will to a significant extent on our future financial performance, which will be subject in part to general economic, financial, regulatory and other factors that are beyond our control, including trends in our industry and technology discussed elsewhere in this prospectus. In addition to these general economic and industry factors, the principal factors determining whether our cash flows will be sufficient to meet our long-term liquidity requirements will be our ability to maintain the health of our satellites, the overall level of our indebtedness following the Recapitalization, our ability to continue to provide competitive services and products, control our costs, and maintain our margins and profitability. If those factors change significantly or other unexpected factors adversely affect us, we cannot assure you that our operations will generate sufficient cash, or that sufficient customer prepayments or borrowings under our credit facilities will be available, to enable us to meet these needs.
      The following credit facilities were available to us at December 31, 2005:

	Expiry	Available	Usage(1)

Revolving credit facility (Telesat Canada)	June 3, 2010	$165.0 million	$0.7 million
Bank facilities (Infosat Communications)	uncommitted	$8.5 million	$0.1 million

(1)	The usage under these facilities was for committed but undrawn letters of credit.
      In addition to these credit facilities, we had cash and cash equivalents of $113.5 million and short-term investments of $51.0 million.
      Our revolving credit facility is unsecured and contains customary covenants including a requirement that we not permit our unconsolidated Debt to trailing 12-month EBITDA ratio to exceed 3.0:1 (approximately 1.1:1 at December 31, 2005) and not permit our unconsolidated Interest Coverage ratio (EBITDA to Cash Interest Expense which is defined as debt service cost less interest income) to be less than 3.5:1 (approximately 15:1 at December 31, 2005) at the end of any financial quarter. In addition to the use of unconsolidated ratios, there are certain differences in the calculation of the Debt to EBITDA ratio and the Interest Coverage ratios under the credit agreement as compared with our calculations of Debt and EBITDA in this prospectus. Our revolving credit facility also contains a requirement that we maintain satellite risk management arrangements, including minimum levels of satellite insurance or back-up capacity for certain satellites. Continued access to our credit facility is not dependent on maintenance by us of a specific credit rating, unless BCE ceases to own or control at least 50% plus one of the total number of voting rights attached to our voting shares. BCE has no obligation to retain such ownership interest. It would be an event of default under our revolving credit facility if such a change of control were to occur and a decline in the credit rating of our general, unsecured debt to less than investment grade has occurred.

      The bank facilities of our subsidiary, Infosat, are demand, revolving, secured credit facilities, renewed periodically, and are subject to customary terms and conditions included in secured facilities.
      We are exposed to certain liquidity risks related to our contractual obligations and contingencies, off-balance sheet arrangements and derivative instruments. We are not able to quantify all of these risks. See note 22 to the audited consolidated financial statements and notes 8 and 9 to the unaudited consolidated financial statements for more information.

Contractual Obligations
      The following table summarizes the contractual obligations at December 31, 2005 that are due in each of the next five years and after 2010, which do not give effect to the Reorganization and the Recapitalization.

						After
	2006	2007	2008	2009	2010	2010	Total

	(Dollars in millions)
Notes payable, including interest(1)	$166.1	$10.5	$133.9	$—	$—	$—	$310.5
Other debt financing, including interest(2)	3.7	4.0	3.8	0.3	—	—	11.8
Capital leases, including interest	9.9	9.4	9.1	9.1	9.0	35.2	81.7
Operating leases	16.7	9.9	9.5	4.9	3.8	3.7	48.5
Post-retirement and employment benefit payments (3)	4.1	4.1	4.2	4.3	4.3	22.8	43.8
Commitments for capital expenditures(4)	76.8	6.1	5.4	1.0	1.1	14.3	104.7
Other purchase obligations(4)	0.3	0.2	0.2	—	—	—	0.7
Other long-term liabilities (including current portion)(5)	42.7	31.9	3.7	3.4	3.6	24.4	109.7

Total	$320.3	$76.1	$169.8	$23.0	$21.8	$100.4	$711.4

(1)	Includes our $150 million 7.4% Notes due June 28, 2006 (which notes were repaid at maturity) and $125 million 8.2% Notes due November 7, 2008.

(2)	Other debt financing does not include $0.8 million of letters of credit drawn on at December 31, 2005. On a pro forma basis, after giving effect to the Recapitalization, for other debt financing, including interest would be: $82.0 million, $83.7 million, $83.5 million, $80.0 million, and $79.7 million for each of the years 2006 to 2010, and $1,312.8 million thereafter for a total of $1,721.7 million.

(3)	Benefit payments to 2015 only as obligations beyond this date are not quantifiable.

(4)	The commitments for capital expenditures include the construction and launch of the Anik F3 satellite (see note 22 to our audited consolidated financial statements), inventory purchases and the further development of the Ka-band ground infrastructure. Other purchase obligations consist mainly of contractual obligations under service contracts. In January 2006, we signed an agreement for the construction and launch of the Nimiq 4 satellite (see note 25 to our audited consolidated financial statements). The outstanding commitments of US $169.7 million and $14 million are not included in the table. Including such amounts, commitments for capital expenditures would be: $137.4 million, $87.9 million, $34.9 million, $2.0 million, and $2.1 million for each of the years 2006 to 2010 and $31.8 million thereafter for a total of $296.1 million.

(5)	Other long-term liabilities included in the table relate to deferred milestones for the Anik F2 satellite and performance incentive payments on various satellites within our fleet. See note 16 (b) and (c) of our audited consolidated financial statements. Certain payment milestones related to the Anik F2 program have been deferred for a three-year period following the launch in 2004. The present values of these payments have been capitalized to the satellite asset and recorded as liabilities.

(6)	On a pro forma basis, after giving effect to the Recapitalization, the commitments for the construction of the Nimiq 4 satellite, total contractual obligations would be: $459.2 million, $237.6 million, $279.0 million, $103.7 million, and $102.5 million for each of the years 2006 to 2010 and $1,430.7 million thereafter for a total of $2,612.7 million.

      Our future contributions to the pension plans and future income tax liabilities have not been included in the table as the timing and amount of cash required cannot be accurately determined as:

•	future contributions to the pension plans depend largely on the result of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets; and

•	future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry forwards available to reduce income tax liabilities.
      Deferred revenues and gains on assets have not been included in the table above because they do not represent future cash payments. See note 16 to our audited consolidated financial statements.
      Concurrent with this offering, we intend to issue $           million of long-term debt. See “The Recapitalization.”

Off-Balance Sheet Arrangements
      In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.
      The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. As a result, we cannot determine how they could affect future liquidity, capital resources or our credit risk profile. We have not made any significant payments under these indemnifications in the past. See note 8, note 22 and note 24 to our audited consolidated financial statements for more information.

Market Risk
      We use derivative instruments to manage our exposure to foreign currency risk and we do not use derivative instruments for speculative purposes.
      Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents and short-term investments. Investment of these funds is done with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.
      We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We regularly monitor their credit risk and credit exposure. There was no credit risk relating to derivative instruments at December 31, 2005.
      We use forward contracts to hedge foreign currency risk on anticipated transactions. At September 30, 2006, we had $251.8 million (December 31, 2005 — $92.2 million) of outstanding foreign exchange contracts which require us to pay Canadian dollars to receive US$217.2 million (December 31, 2005 — $72.2 million) for future capital expenditures. The fair value of these derivative contract liabilities was $11.8 million (December 31, 2005 — $8.6 million) and the forward contracts are due between October 2006 and July 2008.
      Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods.
      These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

      The carrying amounts for cash and cash equivalents, short-term investments, receivables, other current liabilities, accounts payable and accrued liabilities approximate fair market value due to the short maturity of these instruments. The carrying value of the debt financing is an approximation of the fair market value due to our intention to hold the debt and pay it out at maturity.
      We denominate many of our long-term international purchase contracts in U.S. dollars, resulting in embedded derivatives in those purchase contracts. This exposure to the U.S. dollar is partially offset by consulting revenue that is denominated in U.S. dollars with customers whose functional currency is not the U.S. dollar, also resulting in embedded derivatives in those revenue contracts. At September 30, 2006, the estimated fair value of the assets resulting from embedded derivatives was $53.8 million (December 31, 2005 — $49.2 million).
Accounting Standards

Recent Changes to Canadian Accounting Standards and Policies
      The Canadian Institute of Chartered Accountants, or CICA, issued revisions to section 3860 of the CICA Handbook, Financial Instruments — Disclosure and Presentation. The revisions require financial instruments that meet specific criteria to be classified as liabilities on the balance sheet instead of equity. Adopting this revised section on January 1, 2005 did not affect the consolidated financial statements as we do not have any instruments that meet the specific criteria.

Comprehensive income and equity
      The CICA has issued section 1530 of the CICA Handbook, Comprehensive Income. The section comes into effect for fiscal years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.
      Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings such as changes in the currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale investments.
      The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section also comes into effect for fiscal years beginning on or after October 1, 2006.
      The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income.
      Adopting these sections on January 1, 2007 will require the reporting of the following items in the consolidated financial statements:

•	comprehensive income and its components; and

•	accumulated other comprehensive income and its components.

Financial instruments
      The CICA issued section 3855 of the CICA Handbook, Financial Instruments — Recognition and Measurement. The section comes into effect for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
      This section requires that:

•	all financial assets be measured at fair value, with some exceptions like loans and investments that are classified as held-to-maturity;

•	all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value); and

•	all derivative instruments be measured at fair value, even when they are part of a hedging relationship.
      The CICA has also reissued section 3860 of the CICA Handbook as section 3861, Financial Instruments — Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for fiscal years beginning on or after October 1, 2006.
      We are currently evaluating the impact on the consolidated financial statements of adopting these sections on January 1, 2007.

Hedges
      The CICA has issued section 3865 of the CICA Handbook, Hedges. The section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

•	changes in the fair value of a hedged item and a hedging item;

•	changes in the cash flows attributable to a hedged item and a hedging item; or

•	changes resulting from a risk exposure relating to a hedged item and a hedging item.
      Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period.
      We are currently evaluating the impact on the consolidated financial statements of adopting this section on January 1, 2007.

Non-monetary transactions
      The CICA has reissued section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining “commercial substance” which replace the criteria for defining “culmination of the earnings process” in the former section. These changes came into effect for fiscal years beginning on or after January 1, 2006 and have not had a material effect on the consolidated financial statements.

Accounting changes
      The CICA made changes to section 1506 of the CICA Handbook, Accounting Changes, and reissued it as section 1506. The revised section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007. We are currently evaluating the impact on the consolidated financial statements of adopting this section on January 1, 2007.

Recent Changes to U.S. Accounting Standards

Inventory costs
      In November 2004, the Financial Accounting Standards Board, or FASB, issued FAS 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight handling and wasted material as they relate to inventory costing. FAS 151 requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The application of FAS 151 has not had a material impact on the financial statements.

Exchanges of non-monetary assets
      In December 2004, the FASB issued FAS 153, which deals with the accounting for the exchanges of non-monetary assets. FAS 153 is an amendment of APB 29. APB 29 requires that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. FAS 153 amends APB 29 to eliminate the exception from using fair market value for non-monetary exchanges of similar productive assets and introduces a broader exception for exchanges of non-monetary assets that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The application of FAS 153 has not had a material impact on the financial statements.

Share-based payment
      In December 2004, the FASB issued FAS 123(R), which modifies certain measurement and expense recognition provisions of FAS 123. FAS 123(R) is effective for us as of January 1, 2006 and has not resulted in a significant impact on our financial position or results of operation.

Accounting changes and error corrections
      In May 2005, the FASB issued FAS 154, which deals with all voluntary changes in accounting principles and changes required by an accounting pronouncement if that pronouncement does not include specific transition provisions. FAS 154 replaces APB 20, Accounting Changes and FAS 3, Reporting Accounting Changes in Interim Financial Statements. This statement requires retrospective application of a change in accounting principle to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, in which case the change in principle is applied as if it were adopted prospectively from the earliest date practicable. Corrections of an error require adjusting previously issued financial statements. FAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005 and has not had a material impact on the financial statements.

Accounting for uncertainty in income taxes
      In June 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt the provisions of FIN 48 on January 1, 2007. We are currently in the process of assessing the impact of FIN 48 on our results of operations and financial condition.

Fair value measurements
      In September 2006, the FASB issued FAS 157, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The statement does not require any new fair value measurements however it may change the methods used to measure fair value. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently in the process of assessing the impact of FAS 157 on our results of operations and financial condition.

Employers’ accounting for defined benefit pension and other postretirement plans
      In September 2006, the FASB issued FAS 158, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as either an asset or liability on the balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires the employer to measure the funded status of a plan as of its year end balance sheet date. FAS 158 is effective for fiscal years ending after December 15, 2006. We are currently in the process of assessing the impact of FAS 158 on our results of operations and financial condition.

Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements
      In September 2006, the SEC issued SAB 108, which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The bulletin prescribes a process of quantifying financial statement misstatements by determining the effects of the identified unadjusted error on each financial statement and related financial statement disclosure. The bulletin is effective for annual statements covering the first fiscal year ending after November 15, 2006. We are currently in the process of assessing the impact of SAB 108 on our financial statements.

INDUSTRY OVERVIEW AND TRENDS
      We operate across two satellite service types: FSS (Fixed Satellite Services) and DBS (Direct Broadcast Services).
      The FSS sector is comprised of over twenty-five operators worldwide with more than two hundred satellites in geostationary orbit. Commercial FSS providers principally generate revenues by selling transponder capacity to television broadcasters, telephone companies, companies that provide or require business telecommunication services (private data and voice networks), and companies that require Internet backbone facilities and related services.
      DBS provides an efficient point-to-multipoint delivery of digital video and audio transmissions. DBS television has become commercially viable because available satellite technology now has sufficient power to provide adequate transmission to small receivers and because of the development of digital compression technology. The advent of high-powered satellites now allows customers to use satellite dishes as small as 45 centimeters and digital compression technology permits, on average, 6-10 channels of programming per transponder.
      Because satellite services are distance insensitive, FSS and DBS satellites are often used for the distribution of television and radio signals to television network affiliates, cable television operators, local radio stations and other redistribution systems; DTH broadcast transmissions of video and audio programming; data networking services, including voice, data and video transmissions within private networks; and Internet access and content distribution. Satellite operators typically lease or sell capacity on their satellites to third parties, who use the capacity for their own communications requirements or to provide satellite-based services to customers further down the distribution chain.
      The FSS and DBS sectors are characterized by significant barriers to entry. The ITU is responsible for overseeing the use by different countries of the limited number of orbital locations and radio spectrum available to commercial communications satellites. There is a limit on the number of satellites that can be placed into service over any geographic area; for example, there are only approximately 180 FSS orbital slots that use the same frequency across the globe. Due to the finite number of available orbital slots over the equator for geostationary satellites, existing FSS and DBS providers that control the best orbital positions maintain a significant competitive advantage over potential new entrants. Entry into a particular market or geographic area is further restricted by, among other things, the capital investment required to procure a satellite and the technical expertise and cost associated with operating and managing a satellite. In addition, there are regulatory requirements required to provide services to, from, or within a specific country.

Drivers of Demand
      We believe that a variety of factors will continue to drive demand for satellite services in the markets we serve. These factors include:

•	Expansion in broadcast video applications such as HDTV, Internet Protocol television, or IPTV, interactive television and expanded local station distribution. Informa Telecoms & Media projects that North American HDTV content homes will grow at a 39% compound annual growth rate, or CAGR, from 2005 to 2010 and Strategy Analytics projects that North American IPTV subscribers will grow at a 104% CAGR from 2005 to 2010. The large bandwidth requirements of HDTV programming increase the satellite capacity required to transmit a channel;

•	Continued growth in DTH services. Digital compression technology has reduced transmission costs per channel, allowing satellite-based video services to be delivered directly to the consumer market. The DTH market now represents a significant portion of business for satellite operators. Strategy Analytics projects that the North American DTH subscriber base will increase by more than 10 million subscribers by 2010;

•	The increasing demand for robust media-rich services, including digital signage and electronic billboards, distance learning, digital cinema and video services on PDAs and mobile phones. Major outdoor advertising companies are increasing their deployment and use of electronic billboards throughout their portfolio. Movie studios, theatre operators and technology companies are collaborating to speed up the utilization of digital cinema throughout screens across North America;

•	Increasing demand for end-to-end solutions for business networks (examples include distance learning, point of sale communications and Virtual Private Networks across disparate sites in locations across a broad geographic region);

•	The advent of consumer broadband over a satellite network;

•	The continued development of video, data and voice communication in emerging markets, such as South America, where terrestrial communication competition may be more limited;

•	Increased demand for contingency planning, given vulnerability of terrestrial-based networks to natural and other disasters; and

•	Economic growth, more generally.

Satellite Communication Benefits
      Satellite communication competes with terrestrial network operators (cable, DSL, fiber optic, microwave broadcasting and VHF/ UHF broadcasts) for video, data and voice communication services. We believe that satellite communication enjoys several benefits over these competing communication platforms. These benefits include:

•	An ability to provide ubiquitous coverage over a large geographic region at a low marginal cost to the operator. Each geostationary satellite can cover a large portion of the earth’s surface. Unlike traditional cable and fiber lines, satellites can readily provide communication services to remote locations where the population density may not be substantial enough to warrant an investment in terrestrial-based networking;

•	Best positioned for point-to-multipoint communication. This characteristic provides satellite services with a particular advantage for broadcast applications for which a provider needs to efficiently transmit its video over a wide and diverse base. Additionally, satellites provide the ability to bypass shared and congested terrestrial links, further enhancing network performance;

•	Ease and speed of service provision through a one-stop shop solution. A customer may choose satellite over another communication service given the adaptability, flexibility and speed of deploying satellite services. As an example, a potential customer may want to broadcast or transmit to a variety of sites across all of Canada or the Americas. A fiber-based network may not be able to reach 100% of the sites, while a satellite-based network could blanket the territory, providing a complete solution for the customer; and

•	Sufficient bandwidth for new technologies and robust video and data offerings, such as HDTV.
      Terrestrial alternatives, such as fiber optic, are superior to satellite in some circumstances. For example, in areas well-served by existing networks or for point-to-point communications, terrestrial alternatives may have a cost advantage. See “Our Business — Competition.”

Frequency Bands
      The most common frequency bands available on satellites include:

•	C-band. These frequencies have traditionally been used for video broadcasting and data and voice communications. C-band frequencies have longer wavelengths and therefore are less susceptible to terrestrial and atmospheric interference but require large antennas, typically three to six meters in diameter, to transmit and receive signals. Typical applications include direct-to-cable operations, telephone company services, and a broad range of government services.

•	Ku-band. These frequencies have shorter wavelengths and require more powerful transponders, thereby allowing customers to use smaller antennas, 60 to 180 centimeters in diameter. The Ku-band spectrum is split into two segments with the low and medium power portion of the Ku-band known as the FSS band and the higher power portion known as the DBS band. While the FSS spectrum can be satisfactorily used for delivery of DTH services, it can carry somewhat less capacity when compared to DBS and generally requires a slightly larger user antenna or consumer dish to adequately receive signals from a satellite. Other applications include broadcast distribution, enterprise networks, and VSATs.

•	Ka-band. These frequencies have the shortest wavelength of the three principal commercial fixed satellite bands and are ideally suited for two-way broadband services. While Ka-band allows for very small antennas, it requires high-power beams to be concentrated on smaller geographical areas. Currently Ka-band is not widely utilized, but we expect its use to increase, due to an increase in the demand for services using Ka-band, such as high-speed Internet. Our Anik F2 satellite is the first commercial use of Ka-band for DTH internet services in Canada and the United States.

Satellite Systems
      A generic satellite system consists of a space segment and an earth segment. The space segment is comprised of the satellites and TT&C, systems and facilities. The earth segment is made up of all of the communication earth stations and/or devices that access operational satellites. A satellite has two primary components, the communications payload and the spacecraft bus. In its simplest form, the communications payload consists of the antennas and transponders which receive the signals from earth at one frequency, amplify them and transmit them back to earth at a different frequency. The spacecraft bus is essentially comprised of all of the non-communications equipment, including the electrical and TT&C subsystems, the propulsion and thermal systems and the spacecraft structure itself.

OUR BUSINESS
Overview
      We are the leading satellite services provider in Canada in terms of revenues and market share, with a significant and growing presence in the Americas. We own a state of the art fleet of geostationary satellites that on average have over 60% of their total service life remaining, occupies prime orbital slots to which we have been granted access and from which we provide our fixed satellite services, or FSS, and direct broadcast satellite, or DBS, services in Canada and the rest of the Americas. We earn the substantial majority of our revenue through the provision of broadcast and business network services. We have developed strong relationships with high-quality customers and our technical expertise has been recognized through a focus on innovation in the industry since our inception in 1969. We launched the world’s first commercial domestic communications satellite in geostationary orbit and the world’s first satellite with commercial Ku-band capacity. In addition, we are at the forefront of using commercial Ka-band frequency to provide high-speed Internet access, which we believe will drive additional growth in the industry. We are also focused on enhancing our market leading position throughout Canada, continuing our successful expansion throughout the Americas, and capitalizing on significant growth opportunities in the industry. During the year ended December 31, 2005, we generated revenue of $474.7 million and net earnings of $90.7 million. For the nine months ended September 30, 2006, we generated revenue of $351.0 million and net earnings of $85.7 million. As of September 30, 2006, we had $146.7 million of indebtedness and, on a pro forma basis giving effect to the Recapitalization, we would have had $1,111.3 million in indebtedness.
      Our diverse range of customers includes direct-to-home, or DTH, service providers, cable companies, television broadcasters, Internet service providers, telecommunications carriers, other corporations and governments. Our customer service contracts are typically multi-year in duration and we generally contract all or a significant portion of a satellite’s capacity prior to commencing construction. As a result of our long-term contracts and our pre-sale strategy, we had approximately $4.1 billion in contracted backlog as of September 30, 2006, up from $3.0 billion at December 31, 2005. This represents a multiple of over eight times revenue for the year ended December 31, 2005, which we believe is the highest multiple among the major satellite operators in the industry. Our largest customers include DTH service providers in both Canada (Bell ExpressVu and Star Choice) and the United States (EchoStar), which together accounted for 36.1% of our revenues for the year ended December 31, 2005 and 39% of our revenues for the nine months ended September 30, 2006. Other significant customers in terms of revenue include WildBlue, Canadian Broadcasting Corporation, Lockheed Martin, Bell Canada and NorthwesTel.
      We currently have a fleet of seven in-orbit satellites comprised of five owned-and-operated satellites and two leased-and-operated satellites. All of our owned satellites have been launched in the past eight years and have an average expected remaining service life in excess of 9 years. Two satellites, Anik F3 and Nimiq 4, are scheduled for launch in the first half of 2007 and in mid-2008, respectively. Construction of Anik F3 is complete and Nimiq 4 is under construction. We have contracted all 32 Ku-band transponders covering the 15-year lifetime capacity of Anik F3 to EchoStar and the entire payload of the lifetime capacity of Nimiq 4 to Bell ExpressVu. For the twelve month period ended September 30, 2006, our satellite service availability/continuity rate across all transponders in our satellite fleet was 99.997%, based on transponder-hours available during the year.
      Our satellite fleet and access to our orbital slots support our established and predictable core business and allow us to capitalize on the significant growth drivers in the satellite industry and the markets we serve. We expect expansion in broadcast video applications, including DTH services, high-definition television, or HDTV, signals, interactive television, Internet Protocol television, or IPTV, and expanded local station distribution. We believe that the demand for large and medium-sized private networks is strong and will increase through the introduction of hybrid solutions which combine satellite networks with broadband terrestrial networks as well as the emergence of broadband as the next service platform using small Ku-band and Ka-band satellite terminals. We also believe that capacity requirements will continue to expand for applications such as consumer broadband, digital signage (electronic billboards), digital cinema and video to terrestrial wireless systems for distribution to personal digital assistants and cellphones.

      We own and operate an extensive ground infrastructure across Canada and the United States, including our headquarters with our primary satellite control centre, or SCC, in Ottawa, Ontario, our main earth station in Allan Park, Ontario with primary tracking, telemetry and command, or TT&C, facilities and our back-up SCC, six teleports in Canada, one teleport in the United States, one teleport in Brazil and our TT&C facility in Perth, Australia. This network provides transmission, monitoring and control services for our satellite fleet, as well as uplink and downlink transmission, content aggregation and a variety of other services for our customers. We also provide third-party maintenance service at approximately 18,000 customer-owned earth stations within North America.
Our History
      We were incorporated under the Canada Business Corporations Act in April 2006. We have nominal assets and no operations except those related to the consummation of the Reorganization and the Recapitalization. Immediately after the Reorganization, we will be a holding company whose assets will consist of the capital stock of Telesat. Telesat was formed in 1969 by the Telesat Canada Act, or the Telesat Act. As part of the government divestiture pursuant to the Divestiture Act, Telesat was continued on March 27, 1992 under the Canada Business Corporations Act, the Telesat Act was repealed and the government sold its shares in Telesat to Alouette Telecommunications Inc, or Alouette, which subsequently became a wholly-owned subsidiary of BCE.
Our Shareholder
      BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides a suite of communications services to residential and business customers in Canada. Under the Bell brand, BCE’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and DTH satellite (through Bell ExpressVu) and very high-speed digital subscriber loop, or VDSL, television services.

Corporate Structure
      The charts below summarize our ownership structure before and after giving effect to the Reorganization, Recapitalization and this offering.

Pre-Reorganization, Recapitalization and Offering Structure

Post-Reorganization, Recapitalization and Offering Structure
Our Services and Business Segments
      We earn the majority of our revenues by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications. We provide our services through the following five business segments: Broadcast, Business Networks, Carrier, Consulting & Other and Subsidiaries.
      Broadcast: Our broadcast service business segment provides the greatest percentage of our total revenue, averaging approximately 52% over the 5-year period ended December 31, 2005. This segment’s services include:

•	DTH. Both Canadian DTH service providers (Bell ExpressVu and Star Choice) use our satellites as a distribution platform for their services, delivering a package of television programming, audio and information channels directly to customers’ homes. For the year ended December 31, 2005, Bell ExpressVu and Star Choice together accounted for 35% of our revenues.

•	Video distribution. Major Canadian broadcasters, their network affiliates, cable television operators and other redistribution systems use our satellites for the full-time transmission of television programming. Additionally, we provide bundled, value-added services that include satellite capacity, digital encoding of video channels and uplinking and downlinking services to and from the satellites and teleport facilities.

•	Occasional use services. Occasional use services consist of satellite transmission services for the timely broadcast of video news, sports and live event coverage on a short-term basis enabling broadcasters to conduct on-the-scene transmissions using small, portable antennas.

      Business Networks: Our business network segment provided an average of approximately 22% of our revenue over the 5-year period ended December 31, 2005. This segment provides satellite-based wireless data networks in Canada and the United States and the related ground segment and maintenance services supporting these networks. Innovative applications include point-of-sale, electronic banking, airline and travel reservations, retail inventory management, video conferencing, distance learning, local area network, or LAN-to-LAN connectivity and Internet and intranet requirements. We also offer Ka-band Internet capacity in the United States through WildBlue. We are one of the largest operators of very small aperture terminal, or VSAT, systems in the world. VSAT data and video communications services are provided to our customers, collectively accounting for more than 18,000 customer-owned earth stations in Canada and the United States. Examples of these segments’ services include an interactive distance learning, or IDL, program for a major U.S. corporation and point of sale (credit and debit card) services for certain customers in Canada.
      Carrier: Our telecommunication carrier segment provided an average of approximately 9% of our revenue over the 5-year period ended December 31, 2005. This segment provides capacity and end-to-end services for data and voice transmission to telecommunication carriers located in Canada, the United States and South America. Customers include Bell Canada, NorthwesTel and Star One.
      Consulting & Other: Our consulting and other segment provided an average of approximately 7% of our revenue over the 5-year period ended December 31, 2005. This segment includes revenue generated from our position as one of the world’s leading providers of satellite consulting services. Our consulting operations allow us to leverage our existing employees and the facility base dedicated to our core satellite communication business, and to realize operating efficiencies in this segment. With over 35 years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide, having provided consulting services to businesses and governments in more than 30 countries across six continents. Currently, our international consulting services business provides satellite-related consulting services to over 35 customers in 18 countries. A recent focus in our consulting practice has been a commitment to exploiting consulting opportunities in high-growth, emerging markets, including recent contract wins in Vietnam and Nigeria.
      Subsidiaries: Our subsidiaries segment provided an average of approximately 10% of our revenue over the 5-year period ended December 31, 2005. This segment comprises our operation of Infosat, SpaceConnection and Telesat Brasil. These businesses are primarily resellers of satellite services, including mobile and fixed satellite services for voice, fax, paging, Internet access and broadband data applications as well as full-time channel and occasional use space to the major television networks and other broadcasters in the United States. Our subsidiaries provide us with increased access to a broader customer base; as an example, SpaceConnection allows us to improve our relationship with, and better market our services to, the U.S. broadcasters.
      Geographically, our revenues are becoming increasingly diverse. For the years ended December 31, 2003, 2004 and 2005, we derived operating revenues, based on the billing address of the customer, in the following geographic regions:

	Years Ended
	December 31,

	2003	2004	2005

Canada	83%	79%	63%
United States	13%	15%	29%
Other	4%	6%	8%

Our Competitive Strengths
      Our business is characterized by the following key competitive strengths:

Leading Satellite Service Provider in Canada
      Over 95% of video broadcasting signals originating in Canada are distributed over our satellites. We believe that we will continue to realize strong, sustainable performance in Canada as a result of our position as the country’s leading satellite operator; our strong relationships with the majority of the Canadian cable, DTH, broadcasting and telecommunications customers; and our positions in prime Canadian orbital slots. We believe that we are well positioned to capitalize on the robust growth expected from next-generation video and telecommunications services offered to Canadian homes and businesses.

Strong Relationships with a High Quality Customer Base
      We have strong relationships with a high-quality, long-term customer base that includes Bell Canada, Canadian Broadcasting Corporation and the Government of Canada. More recently, with the growth of DTH, we have developed strong relationships with the leading Canadian and U.S. DTH providers, including Bell ExpressVu, Star Choice and EchoStar.

Attractive Canadian Orbital Slots and Ground Infrastructure in the Americas
      The scarcity of satellite spectrum in the North American orbital arc and the high capital intensity of a satellite operator’s business create barriers to entry in our industry. We occupy a distinct collection of Canadian orbital slots from which we can also serve the Americas. Industry Canada has authorized us to access spectrum at the only three assigned Canadian FSS slots: C and Ku frequency bands at the 107.3°, 111.1° and 118.7° WL Canadian orbital locations. Similar authorizations have been granted to us to operate at the DBS frequency band in the Canadian orbital locations at 72.5°, 82.0° and 91.0° WL; the Ka frequency band at the 111.1° orbital position; and temporary access to the Ka frequency band at the 118.7° orbital position. We also own and operate ground infrastructure throughout the Americas which enables us to provide end-to-end services and diversifies our revenue base.

Strong and Predictable Cash Flow Generation Ability
      Historically, we have been able to generate strong and predictable cash flows from our operating activities, due to the high operating margins in the satellite industry and our disciplined administration of revenues and expenses. As of September 30, 2006, we had contracted backlog for future services of approximately $4.1 billion, which represents a multiple of over eight times revenue for the year ended December 31, 2005, which we believe is the highest multiple among the major operators in the satellite industry. Approximately $300 million of cash revenue is contracted in each of 2007, 2008, 2009 and 2010. We are able to generate this significant backlog by entering into long-term contracts with our customers, usually covering all or a substantial portion of a satellite’s lifetime capacity. We also generate favourable working capital cash-flow by securing material, up-front cash payments from many of our contracts. Finally, over the five year period ended December 31, 2005, we demonstrated consecutive year over year growth in both revenue and Adjusted EBITDA.

Our Fleet of Satellites
      We own a state of the art fleet of geostationary satellites that have on average over 60% of their service life remaining. We do not anticipate that we will need to begin procuring any replacement satellites in the near term.

History of Technical Expertise and Innovation
      We have a history of innovations and firsts in the industry. We launched the world’s first commercial domestic communication satellite placed in geostationary orbit in 1972 and the world’s first satellite with commercial Ku-band capacity in 1978. We continue to be at the forefront of services for the Ka-band, illustrated by Anik F2 having provided the first high speed consumer 2-way broadband Internet service in the world in 2004. Furthermore, our longevity in the business and diversity of activities provide us with technical knowledge and competence that allows us to compete with larger rivals. We believe that our technical expertise, combined with the agility afforded us by our small size relative to major satellite operators, gives us a competitive advantage by being first to market with certain of our services.

Experienced Team
      We believe we have one of the most experienced management teams in our industry. Our President and Chief Executive Officer, Daniel Goldberg, has been working in the communications sector for the past 15 years and in satellite operating companies since 1998, most recently as the Chief Executive Officer of SES New Skies. Our remaining executive team has between 19 and 27 years of service with Telesat. Our executive team has led our organization with 97% employee retention in each of the last five years.
Our Business Strategy
      Our goal is to grow our revenue and operating cash flow by capitalizing on increasing demand for satellite-delivered video, data and Internet services throughout the Americas and by differentiating ourselves from our competitors by leveraging our position in prime North American orbital slots, our ground infrastructure and our industry expertise. Through this strategy, we intend to strengthen our leading market position in Canada and increase our market share throughout the Americas. Our strategy includes the following initiatives:

Drive the disciplined growth of our business
      We are capitalizing on significant growth opportunities in Canada and further expanding our services in the United States by prudently adding satellite capacity to our fleet and exploiting our North American orbital resources. As a satellite operator that can provide full, coast-to-coast and country-to-country coverage throughout North America, we have the competitive advantage necessary to grow our business by retaining and renewing our existing contracts and winning new business in competitive and negotiated processes.
      To meet this growing demand, we have embarked on new satellite procurement programs for two additional satellites. We expect to launch Anik F3 in the first half of 2007 and Nimiq 4 in mid-2008. We have contracted all 32 Ku-band transponders on Anik F3 to EchoStar and the entire payload on Nimiq 4 to Bell ExpressVu. We are developing a business case for Nimiq 5, and it is our intention to construct this satellite if we can contract all or substantially all of its capacity in advance. See “Our Business — Our Satellites.”

Leverage our attractive orbital locations to exploit increasing demand for video and data services
      We have the largest and most valuable portfolio of Canadian orbital slots — three FSS slots and three DBS slots. Through these attractive Canadian orbital slots and our evolving satellite fleet, we expect to take advantage of advances in video and data broadband technology. We believe that we will continue to capitalize on a number of growth drivers in the satellite service industry, including increased demand for broadcast video applications, such as DTH services, HDTV signals, interactive television, IPTV and expanded local station distribution.

Focus on increasing the cash flow generating ability of our business
      The core business associated with our existing in-orbit satellite fleet already generates strong cash flow from operations. We expect to further grow that cash flow from operations through the prudent investments we make in satellites, which leverage our fixed cost base to improve operational efficiencies and margins. In this regard, we anticipate that our planned Anik F3 and Nimiq 4 satellites, which already have a substantial portion of their capacity contracted, will generate incremental revenues which will allow us to expand our margins and increase our cash flow. Our focus is ultimately on growth of our cash flows to provide returns for the benefit of our equity investors and finance our debt service requirements.

Continue to provide differentiated end-to-end services to grow revenues
      We differentiate ourselves from our peers by providing a unique one-stop solution for many of our customers. We currently manage over 40 large networks delivering complete end-to-end telecommunications services to corporations in the Americas and employ the best of satellite and terrestrial technologies to provide the most efficient suite of solutions to our customers.
      We provide (i) bundled space-based and ground-based services, (ii) full period, partial channel and occasional use satellite capacity, (iii) 24/7 network management, and (iv) full-service gateways and teleports. These end-to-end services enable us to increase revenue by providing robust product offerings, which leverage our entire enterprise. Additionally, our international consulting business utilizes our current infrastructure and employee base to generate incremental profitable revenue.

Leverage our unique position to participate in industry consolidation
      We believe that our financial strength and flexibility, our leading position in the Canadian market and our experienced management team position us well to participate in a consolidating industry.
Sales and Marketing
      Our sales and marketing efforts focus on providing a customer with a wide range of service offerings from end-to-end network solutions to space segment only. The marketing and sale of satellite capacity and services is a highly specialized activity. Customers are usually technically sophisticated and extremely knowledgeable in their particular field. As a result, we have organized our sales effort by market segments (broadcast, enterprise, government services, consulting) as the requirements of each segment are distinct and require unique skill sets to market and sell. The sales cycle is long and the business deals are typically large and specialized in nature. Our account teams typically include an experienced sales executive, supported by an application engineering team that provides both pre-sale and post-sale technical advice and consultation to our customers. Our sales staff is partially compensated based on meeting and exceeding individual revenue targets and overall corporate performance.
      We sell our services worldwide primarily through a direct sales force located at our headquarters in Ottawa and at regional offices in Montréal, Toronto and Calgary. In addition to the direct sales approach, we take advantage of potential business alliances and joint ventures to expand our revenue base in the United States. We also have a small dedicated sales force serving Brazil and Argentina to exploit opportunities in South America. We have sales offices in Buenos Aires and our subsidiary, Telesat Brasil, has an office in Belo Horizonte to address the South American markets.
      Our subsidiaries, Infosat, SpaceConnection and Telesat Brasil are important parts of our sales and marketing efforts. The subsidiaries are primarily resellers of our satellite services and provide us with increased access to a broader customer base. As an example, SpaceConnection allows us to improve our relationship with, and better market our services to, the U.S. broadcasters.

Contracts
      We have sold satellite transponder capacity to our customers using three different contractual arrangements:

•	Service agreements: The most common type of agreement that we have entered into for the provision of satellite capacity is the service agreement. In our service agreements, a customer commits to purchase a type of service (Ku-band, C-band or DBS) according to their individual requirements for channel bandwidth and their requirements for protection in the event of a satellite malfunction. These service agreements contain terms that are generally consistent with industry practices. Typically, our service agreements can only be terminated by our customers in the event of a continued period of service interruption.

•	Transponder purchase and operating services agreements. We have also entered into transponder purchase and operating services agreements with a number of our customers to provide them with access to capacity on Anik F1, Anik F2, Nimiq 1 and Nimiq 2. We refer to these transponder purchase and operating services agreements as “condominium style” agreements as the customer purchases the transponder on the satellite and then pays us ongoing operating fees for the life of the satellite. Our customers can only terminate these transponder purchase and operating agreements in the event of a continued period of service interruption. If such an event were to occur, barring a specified degree of negligence or misconduct on our part, our customers may no longer be required to pay us the ongoing operating fees, but would not be entitled to be reimbursed for the cost of purchasing the transponder. We have not entered into any transponder purchase and operating services agreements subsequent to the date at which we sold all of the DBS transponders on the Nimiq 2 satellite to Bell ExpressVu.

•	License agreements. We have also entered into a license arrangement with WildBlue for Ka-band capacity on Anik F2. This license agreement provides WildBlue with the exclusive right to access and use the majority of Ka-band capacity on the Anik F2 satellite for the life of the satellite. Payment for the license has been received and we have no obligation to reimburse such payment for service interruption except that we have an obligation to reimburse such payment or a portion of such payment for a limited period of time following the launch of Anik F2 in the event there is a failure or partial failure of the Ka-band payload.

      Bell ExpressVu and Star Choice, our two largest customers, have procured satellite capacity from us using both service agreements and transponder purchase agreements. Bell ExpressVu has purchased all of the transponders on the Nimiq 1 and Nimiq 2 satellites (except for one Ka-band transponder on Nimiq 2 which Telesat has retained) and Star Choice has purchased the majority of the Ku-band transponders on the Anik F2 satellite. Consistent with the above description of transponder purchase and operating service agreements, Bell ExpressVu and Star Choice have paid for their transponders and are committed to pay operating fees for the anticipated service life of the applicable satellite. These transponder and operating service agreements can only be terminated by the customer on failure of all transponders or decommissioning of the applicable satellite. Bell ExpressVu has purchased all of the capacity on the Nimiq 4, Nimiq 3, and Nimiq 4i satellites by way of service agreements also for a term which is equivalent to the life of the applicable satellite. Star Choice has entered into service agreements for varying terms with Telesat to purchase: (i) the majority of the Ku-band capacity and certain C-band services on Anik F1R; and (ii) Ku-band and C-band services on Anik F2 that are in addition to its purchase of transponders on Anik F2. The Bell ExpressVu and Star Choice service agreements may only be terminated by the customer if there is a continued period of service interruption.
We plan to sell satellite capacity in the future through service agreements, or, in unique circumstances, through exclusive license agreements.
      Our related ground segment services are generally provided under long-term network management contracts that provide for the design, procurement of equipment for, installation and maintenance of the customer’s network. We provide our consulting services under one-time and repeat contracts with a typical duration between three months to two years. We also have multi-year contracts to operate satellites owned by others, a few of which extend to the end of life of the satellites.

Backlog
      Contractual backlog represents our expected future revenue (without discounting for present value) under all contractual service agreements, including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of this contractual backlog is in respect of service or other agreements for transponder satellite capacity. In calculating contractual backlog, we do not assume a given contract will be renewed. Contractual backlog is attributable both to satellites currently in orbit and to those planned for future launch. As of September 30, 2006, we had contracted backlog of $4.1 billion, up from $3.0 billion at December 31, 2005. Our contracted backlog of $4.1 billion, which includes $0.3 billion of cash prepayments received, represents a multiple of over eight times revenue for the year ended December 31, 2005, which we believe is the highest multiple among the major satellite operators in our industry. We provide customers with satellite transponder capacity for contract periods varying from less than one year to 15 years. Of the $4.1 billion, over $100 million in revenue will be recognized in the last three months of 2006 and over $350 million of revenue will be recognized in each of 2007 and 2008, with the remaining $3.3 billion to be recognized in 2009 and thereafter.
Our Satellites
      We currently have a fleet of seven in-orbit satellites comprised of five owned-and-operated satellites, and, as a result of our historically strong relationship with DIRECTV, two satellites leased from DIRECTV. All of our owned satellites have been launched in the past eight years and have an average expected remaining service life in excess of 9.0 years. This provides us with a fleet of owned satellites that on average have over 60% of their total service life remaining. Two additional satellites are scheduled for launch in the first half of 2007 and mid-2008, respectively. Our overall utilization rates across our owned and leased in-orbit satellites as of December 31, 2005 are as follows: DBS capacity — 100%; Ku-band capacity — 92%; Ka-band capacity — 78%; and C-band capacity — 55%.
     In-Orbit Owned Satellites
      The table below summarizes selected data relating to our five owned in-orbit satellites:

	Nimiq 1	Nimiq 2(1)	Anik F1(2)	Anik F2	Anik F1-R

Orbital Slot	91.0° WL	82.0° WL	107.3° WL	111.1° WL	107.3° WL
Regions Covered	Canada, Continental United States	Canada, Continental United States	Canada, Continental United States, South America	Canada, Continental United States	North America
Launch Date	May 20, 1999	December 29, 2002	November 21, 2000	July 17, 2004	September 8, 2005
Contract End-of- Service-Life	2011	2015	2016	2019	2020
Expected Fuel Life	2024	2023	2012	2028	2024
Transponders
C-band	—	—	24@36MHz (N. America) 12@36MHz (S. America)	24@36MHz	24@36MHz
Ku-band	32@24MHz	32@24MHz	32@27MHz (N. America) 16@27MHz (S. America)	32@27MHz	32@27MHz
Ka-band	—	2@500/100MHz	—	38@36/56MHz	—
L-band	—	—	—	—	2@20MHz
Model	A2100 AX (Lockheed Martin)	A2100 AX (Lockheed Martin)	BSS702 (Boeing)	BSS702 (Boeing)	E3000 (Astrium)

(1)	Due to malfunctions affecting available power on Nimiq 2, not all transponders are operational. See “— Nimiq 2” below.

(2)	Due to a gradual decrease in power on Anik F1, this satellite will experience a premature end-of-life. See “— Anik F1” below.

Nimiq 1
      In May 1999, we launched Nimiq 1, Canada’s first DBS satellite, which entered into commercial use at the 91.0° WL location. All 32 of the Nimiq 1 transponders were purchased by Bell ExpressVu.

Nimiq 2
      Nimiq 2 was launched on December 29, 2002, and entered commercial service on February 4, 2003, initially into the 91.0° WL orbital position. Subsequently, it was relocated into the 82.0° WL orbital position.
      All 32 of Nimiq 2’s transponders were purchased by Bell ExpressVu. Nimiq 2 also carries a small Ka-band demonstration payload.
      On February 20, 2003, Nimiq 2 experienced a malfunction affecting the available power on the spacecraft. Lockheed Martin, the satellite’s manufacturer, concluded the most likely root cause of this anomaly was an electrical short-circuit caused by foreign object debris located in a single power-carrying connector. As a result of this random anomaly, the south solar array cannot be recovered.
      At the time of this anomaly, Nimiq 2 was insured. During the third quarter of 2003, we successfully settled with our issuers a claim for the loss valued at US$49.8 million; 50% of the proceeds were paid to Bell ExpressVu.
      On September 28, 2006 Nimiq 2 experienced a failure of a solar array circuit, resulting in a reduction of available power. A number of LM A2100 series of satellites have suffered similar in-orbit failures of circuits on their solar array. Lockheed Martin is currently investigating the root cause of these failures.
      Of the satellite’s 32 Ku-band transponders, we are unable to operate 12 transponders at this time and expect the number of unoperable transponders will increase to approximately 15 by the end of the spacecraft’s 12-year service life due to normal array degradation. In addition, there is insufficient power to operate the satellite’s two Ka-band transponders.
      In April 2005, a third party satellite service provider’s satellite of the same series as Nimiq 2 suffered a solar array anomaly that resulted in the complete loss of one array and a corresponding 50% reduction in available spacecraft power. Lockheed Martin, the manufacturer, has traced the most likely cause of this failure to a component on the solar array drive. Nimiq 2, unlike Nimiq 1, has this component in its remaining functioning solar array. If this same component failed on the functioning array of Nimiq 2, this would be a catastrophic failure which would have a material adverse effect on our business. See “Risk Factors — Risks Relating to our Business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenue, increased costs or termination of contracts.”

Anik F1
      Anik F1 was launched on November 21, 2000 and entered into commercial service on February 19, 2001. Anik F1 initially covered both North America and South America from the 107.3° WL orbital slot.
      In August 2001, Boeing Satellite Systems Inc., or Boeing, the manufacturer of the Anik F1 satellite, advised us of a gradual decrease in available power on-board the satellite. Our view was that, over time, the anomaly would require that some of Anik F1’s transponders be turned off and advised our insurers of this fact. On July 19, 2002, Boeing advised us that the amount of available power on-board the satellite continued to decline. Boeing investigated the cause of the power loss and has reported that the power will continue to degrade resulting in a premature end-of-life of Anik F1.
      We ensured that we would provide our customers with continuous service through the purchase of a replacement satellite, Anik F1-R, which was launched in 2005. The North American traffic on Anik F1 was transferred to Anik F1-R. We now use Anik F1 to provide coverage only of South America. Our current plan is to retain Anik F1 to provide service to customers in South America for an additional four to five years.
      We had insurance in place to cover losses on Anik F1 and filed an insurance claim in December 2002. During 2003, we had a number of settlement discussions with the insurers. In February 2004, we reached a settlement agreement on the claim. The settlement called for an initial payment in 2004 of US$136.2 million, which we received, and originally called for an additional payment of US$49.1 million in 2007 if the power level on Anik F1 degrades as predicted by the manufacturer. In December 2005, we entered into early settlement agreements with certain insurance underwriters, and, as a result, received US$26.2 million. A balance of up to US$20.1 million is expected to be received in 2007 if the power level on Anik F1 degrades as predicted. In the event that the power level on Anik F1 is better than predicted, the amount of the payment(s) will be adjusted by applying a formula which is included in the settlement documentation and could result in either a pro-rated payment to us of the additional US$20.1 million or a pro-rated repayment of up to a maximum of US$14.9 million to be made by us to the insurers. Currently, power levels are continuing to degrade as predicted.

Anik F2
      Anik F2 was launched in July 2004, and entered commercial service in October 2004.
      We sold 18 of the 32 Ku-band channels on Anik F2 to Cancom (Star Choice) for the life of the satellite. In addition, we have licensed the Ka-band capacity covering the United States (30 of 45 spot beams) exclusively to WildBlue in exchange for service prepayments and a minority ownership interest in WildBlue. As discussed in the Reorganization above, this minority ownership interest will be transferred to BCE.
      In 1999, we were awarded a $60 million contract from the Canadian Space Agency to build and integrate signal processing technology on the Ka-band payload in partnership with key Canadian space segment equipment manufacturers. As part of that agreement, we agreed to provide specific engineering services and to provide a portion of the Ka-band capacity to the Government of Canada for multi-media services for a ten-year period that will expire in 2014.
      We have experienced intermittent anomalies with certain amplifiers in the Ka-band and Ku-band payloads. Boeing, the manufacturer, is investigating these anomalies. If these anomalies persist or worsen, they could reduce the Ku-band and Ka-band capacity. See “Risk Factors — Risks Relating to our Business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenue, increased costs or termination of contracts.”

Anik F1-R
      In September 2005, we launched Anik F1-R, a Eurostar 3000 satellite, to provide full coverage of North America at C and Ku-band frequencies (Mexico at Ku-band only). Anik F1-R, with a 15-year contract service life, was constructed to provide service to our North American customers previously being serviced on our Anik F1 satellite. We have entered into a ten-year services agreement with Cancom (Star Choice) for 28 of the 32 Ku-band transponders on Anik F1-R.
      Anik F1-R also includes a North American Wide Area Augmentation System, or WAAS, payload for which we have a ten-year utilization contract with Lockheed Martin Corporation. The WAAS payload enhances North American Air Traffic Control systems, and represents a continued expansion of our North American customer base.

In-Orbit Leased Satellites
      As a result of our historically strong relationship with DIRECTV, we have added to our fleet two leased in-orbit satellites from DIRECTV. The table below summarizes selected data relating to these two satellites:

	Nimiq 3	Nimiq 4i

Orbital Slot	82.0° WL	91.0° WL
Regions Covered	Canada	Canada
Launch Date	June 9, 1995	August 3, 1994
Contract End-of-Service-Life	Q2 2007	Q3 2006
Expected Fuel Life	July 2010	March 2007
Transponders
Ku-band	16@24MHz	16@24MHz
Model	BSS601 (Boeing)	BSS601 (Boeing)

Nimiq 3
      Following the Nimiq 2 anomaly, we entered into a lease agreement with DIRECTV, under which that operator’s in-orbit DBS satellite (DIRECTV 3) was moved to one of the Nimiq orbital positions for use by our customer, Bell ExpressVu. The satellite was subsequently named Nimiq 3. We continue to lease and operate the satellite from the 82.0° WL position. The lease with DIRECTV for the Nimiq 3 satellite extends until the end of life of the satellite, except that DIRECTV has a right to terminate the lease early if there is a significant failure of one or more of its satellites. All 16 of the transponders have been leased to Bell ExpressVu.
      In May 2002, Nimiq 3 suffered a failure of the prime satellite computer processor. The satellite is currently operating on the backup processor. Nimiq 3 is a BSS 601 series satellite. A number of BSS 601 series of satellites have suffered in orbit failures of both their satellite computer processors, resulting in a total loss of the satellite. Boeing has identified the root cause of these failures. Their findings indicate that the probability of this type of failure decreases with time in orbit. If Nimiq 3 suffers a failure of the backup processor, it could have a material adverse effect on our business. See “Risk Factors — Risks Relating to our Business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenue, increased costs or termination of contracts.”

Nimiq 4i
      We entered into a lease agreement with DIRECTV, under which that operator’s in-orbit DBS satellite (DIRECTV 2) would be moved to one of the Nimiq orbital positions for use by our customer, Bell ExpressVu. We continue to lease and operate the satellite from the 91.0° WL position. The lease with DIRECTV for the Nimiq 4i satellite extends until the end of life of the satellite. All 16 of the transponders have been leased to Bell ExpressVu.
      Like Nimiq 3, Nimiq 4i is a BSS 601 series of satellite. However, unlike Nimiq 3, Nimiq 4i has both satellite computer processors operational.

Future Satellites
      The table below summarizes selected data relating to our future satellites:

	Anik F3	Nimiq 4

Orbital Slot	118.7° WL	82.0° WL
Regions Covered	Canada, Continental United States	Canada
Expected Launch Date	First half of 2007	Mid-2008
Contract Service Life	15 Years	15 Years
Transponders
C-band	24@36MHz	—
Ku-band	32@27MHz (see note)	32@24MHz
Ka-band	2@75MHz (500MHz)	8@54 MHz
Model	E-3000 (EADS Astrium)	E-3000 (EADS Astrium)
Note	Each transponder may be switched between linear (Canada/North America) and circular (U.S.) polarization

Anik F3
      Following the award of authorization to use the 118.7° WL position, we entered into discussions with manufacturers and launch service providers for a suitable satellite to be named Anik F3, and entered into contractual arrangements with EADS Astrium for the construction of Anik F3. Construction is complete, but due to delays resulting from the investigation by our launch provider, International Launch Services, or ILS, of the failure of a Proton rocket launch early in 2006, Anik F3 has been placed in storage. ILS has now resolved the issue and resumed launches, and we expect Anik F3 to be launched during the first half of 2007. The Industry Canada authorization calls for a satellite to be in-orbit at the 118.7 WL position in 2006, and as a result, on August 18, 2006 we filed a request with Industry Canada for an extension of the in-orbit milestone to September 30, 2007. We expect that Industry Canada will agree to the requested extension. If Industry Canada fails to grant the requested extension, it could have a material adverse effect on our business. We have contracted all 32 Ku-band transponders to Echostar, covering the life of Anik F3.

Nimiq 4
      We entered into contractual arrangements with EADS Astrium for the construction of Nimiq 4, to be available for service in mid-2008. Nimiq 4 will be located at the 82.0° WL orbital location. We have contracted the entire payload of the lifetime capacity of Nimiq 4 to Bell ExpressVu.

Potential Future Satellites
      We have certain satellite spectrum resources and access to prime orbital slots as described below, see “— Our Orbital Slots.” These spectrum resources and orbital slots provide us with the opportunity to add to our satellite fleet in order to expand our broadband services and core broadcast activities. At this time, we have no committed capital expenditures for new satellites beyond Anik F3 and Nimiq 4. Any decision to construct a new satellite in the future will be subject to the completion of a business case demonstrating that doing so will result in attractive returns to our shareholders. An important consideration in any decision to construct a new satellite will be whether we can contract a significant portion of, or substantially all of, the satellite’s capacity in advance of committing to procure it.

Our Orbital Slots
      To date, we have been authorized by Industry Canada to operate spacecraft in the following prime Canadian DBS and FSS orbital positions, each of which is located between the east and west coasts of North America:

(i) DBS

72.5° WL	Following a competitive process initiated by Industry Canada soliciting expressions of interest to develop the 72.5° WL DBS orbital location, we were awarded approval in principle to access this spectrum on December 17, 2003. Under this authorization, we had until July 14, 2005 to locate an interim satellite at this position and have until December 31, 2008 to occupy this position with a new satellite. A satellite owned and used by DIRECTV (DTV1) is currently operating in this orbital position under our direction and control. We are reviewing our alternatives to meet the required timeframe.

82.0° WL	In June 2000, we filed an application with Industry Canada seeking approval to utilize the 82.0° WL DBS slot to provide essential restoral and expansion capability to the existing Nimiq DBS facility located at 91.0° WL. In November 2000, Industry Canada granted us a spectrum license to access the 82.0° WL DBS slot until the earlier of March 2016 or the end of the life of the satellite occupying such slot. Nimiq 2 occupies this position and is co-located with Nimiq 3. Nimiq 4, expected to launch in 2008, will also be located at this position.

91.0° WL	Following a competitive process in 1997, Industry Canada awarded us rights to access the 91.0° WL DBS orbital position until March 2011. Today, Nimiq 1 occupies this position and is temporarily co-located with Nimiq 4i.

(ii) FSS

107.3° WL	In November 1997, Industry Canada awarded us approval in principle to access this spectrum. In October 2000, Industry Canada awarded us rights to access C and Ku-bands at the 107.3° WL FSS orbital position. Anik F1 and Anik F1-R are presently located in this orbital position.

111.1° WL	In March 1999, we filed our business plan for Anik F2 with Industry Canada formally seeking use of the 111.1° WL FSS orbital position. Industry Canada issued its approval in April 1999 for the use of the 111.1° WL orbital position and for us to include a Ka-band payload aboard Anik F2. Anik F2 entered service in October 2004.

118.7° WL	Following a competitive process, we were granted approval in principle in June 2001 to develop and operate a C and Ku-band communications satellite at the 118.7° WL orbital position. In the interim, Industry Canada, in October 2003, permitted us to relocate and operate our Anik E2 satellite at that position until the end of its service life. Anik E2 was de-orbited in November 2005. Anik F3, which we expect will be launched in the first half of 2007, will be located at 118.7° WL. We have also been granted temporary authority by Industry Canada to access the Ka frequency band at the 118.7° WL orbital location.

      On July 7, 2006, Industry Canada invited applications for up to 29 licences to be awarded for Canadian satellite spectrum. These 29 licences consist of one 12 GHz DBS, fifteen 17 GHz DBS, four Ka band FSS, and nine Extended Ku band FSS assignments, located in 16 orbital positions ranging from 72.5° to 138° WL. Applications are due to be submitted on November 15, 2006 and Industry Canada expects to award licences in the Spring of 2007. We are actively evaluating the business potential of each of the available assignments and expect to apply for licences we can develop.
      This latest process does not impact our authority and our ability to operate our satellites at orbital positions previously awarded to us by Industry Canada. In the case of the Ka-band spectrum at 118.7°WL, we have temporary authority to use this spectrum until a permanent award, possibly to us, is granted and a new satellite is in place.
      Successful applicants from the current process will be required to co-ordinate frequency of their new satellite networks with existing and planned Canadian and non-Canadian satellite networks, including our networks.
      For a discussion of regulation and licensing by Industry Canada, see “— Government Regulation — Canadian Regulatory Environment — Radiocommunication Act.”
Satellite Operations and Related Facilities

Satellite Control Centre and Earth Station Facilities
      Our primary satellite control centre, the SCC, is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours a day and currently operates 13 satellites: Anik F1, Anik F1-R, Anik F2, Nimiq 1, Nimiq 2, Nimiq 3, Nimiq 4i, two MSS satellites for an entity managed by MSV LP, DTV1 for DIRECTV and three satellites for XM Satellite Radio.
      Our Allan Park earth station (northwest of Toronto, Ontario) houses our Customer Support Centre and Technical Control Centre, which are used to monitor and manage the quality of service delivered to our North American customers. Our international repair centre is also located at this facility where communications equipment used in our satellite networks is repaired. This facility is also the back-up SCC and main TT&C earth station complex for our satellites, interconnected by diverse voice and data networks to the SCC. Back-up TT&C facilities are also located in Calgary, Alberta; Edmonton, Alberta; and Harrietsfield, Nova Scotia (near Halifax).
      We currently own and operate a number of earth stations of various sizes and capabilities and also provide third-party maintenance service at approximately 18,000 customer-owned earth stations within North America. We own and operate six teleports in Canada, which are located in Vancouver, Calgary, Edmonton, Winnipeg, Toronto and Montréal, as well as a teleport in the United States, located in Macomb (Detroit), Michigan, and a teleport in Brazil, located in Belo Horizonte. We own a TT&C facility in Perth, Australia which we use for services to third parties. The Edmonton, Toronto and Detroit teleports and the Perth, Australia facility are located on land owned by third parties which we lease. A teleport is a concentration of multiple antennae capable of accessing several satellites (in our case, our satellites as well as most U.S. domestic and international satellites) from a single location. Advantages of teleports include the sharing of environmental and support facilities (i.e., heating, ventilation, air conditioning and power systems), sharing of antennae, local technical support and the sharing of spare facilities.
      For fiscal 2005, we achieved an end-to-end network availability service level of 99.9909%. For the twelve month period ended September 30, 2006, our network availability service level was 99.9904%.

Research and Development
      We invest capital to research and develop new satellite applications for both our broadband and broadcast business segments. Advanced satellite system designs involving Ka-band resulted in the world’s first commercial Ka-band system on our Anik F2 satellite. Over the last several years we have also undertaken:

•	several trials in tele-commuting, tele-health, tele-education and community service applications for remote and under-served areas;

•	evaluations and development of a number of broadband ground technologies; and

•	studies of advanced satellite systems designs.
      We also continue to research HDTV technology and HDTV standards and have undertaken technology evaluations on behalf of the World Broadcast Union and its members in this area, and recently we have been chosen as the permanent host site for their HDTV forums. Our research and development activities have established for us an international reputation as a leader in both advanced broadband and broadcast technologies and applications.
      As a condition of our licenses for the Nimiq 1, Anik F1/ Anik F1-R and Anik F2 satellites, we are committed to investing 2% of those satellites’ adjusted gross revenues in research and development related to satellite communications activities, averaged over the first five years after the commencement of commercial operation of each satellite. We expect to meet or exceed this obligation.
      Our total research and development expenditures were $3.1 million during 2005, $2.2 million in 2004 and $2.3 million in 2003.
Satellite Operations Risk Management
      Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include anomalies that have occurred in our satellites and the satellites of other operators. Once our satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission of providing uninterrupted service to customers. See “Risk Factors — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenue, increased costs or termination of contracts.”
      We have a number of measures in place to ensure continuity of service. These measures include engineering satellites with on-board redundancies by including spare equipment on the satellite, standard testing programs that provide high confidence of performance levels, retaining and obtaining redundant capacity on either the same or another in-orbit satellite, and the purchase of insurance.
      There are several options available to us for managing business risks inherent in the operation of satellites. Our primary consideration in managing our satellite telecommunications systems is to provide reliable and cost-effective services to our customers. We endeavour to limit assumption of risk to activities under our control. Our space risk management program has been designed to achieve these objectives.

Non-Insurance Risk Management Initiatives
      The risk management program begins at the technical analysis and design stage of the satellites. We engineer extensive redundancy on-board every satellite. Furthermore, we are extensively involved in overseeing the manufacture of all of our satellites. We require the manufacturer and its subcontractors to carry out rigorous assembly and quality assurance programs. We secure and maintain access to work performed by the satellite manufacturer and its subcontractors for the purpose of observing the quality and progress of such work. Comprehensive testing is conducted at the manufacturer’s or a subcontractor’s plant which must meet our standards and/or be supervised by our engineers/technicians to provide assurances that the satellite will perform in accordance with its technical specifications. Our engineers/technicians review program management and construction schedules, engineering, design, manufacturing and integration and testing activities at both the manufacturer’s and subcontractor’s sites. After construction is complete, we conduct extensive final acceptance inspections of all deliverable items.

      We believe it is crucial to have knowledge and insight into the launch vehicles being used to launch our satellites. Our engineers/technicians are on site before and during all launches to ensure that all checks and integration steps are completed.
      Management believes that these stringent quality assurance and extensive manufacturing process monitoring programs help us maintain our successful launch record and result in lower launch and in-orbit insurance costs.

Emergency Committee
      Protecting and maintaining service to customers is of vital importance to us. Our emergency committee is responsible for managing satellite operations and restoring services in the event of an actual or threatened critical condition such as satellite failure or loss of telemetry and tracking ability. Restoration of services is effected by first redirecting traffic to any spare transponder capacity within our fleet and, secondly, to available capacity on other service providers’ satellites. We maintain documented emergency procedures, including key contacts, escalation procedures, satellite orbital plans, transponder assignments, key uplinks, checklists and worksheets. Our emergency team’s skills are periodically tested during simulated failures, with emergency committee members having no advance warning of the timing or nature of the simulated failure. We have also built special communications links and computerized databases that are devoted to the handling of emergency situations.

Satellite Insurance
      Where economically feasible, and where insurance coverage is available on commercially reasonable terms and conditions, we protect ourselves against some of the consequences of launch and in-orbit failures relating to our owned satellites by purchasing satellite insurance. We do not insure our leased satellites against such consequences.

Pre-Launch Insurance
      Pre-launch risks (risks during the manufacturing and transport phase) are primarily managed through contractual arrangements between us and the manufacturer.

Launch Insurance
      The procurement of satellite launch insurance is, and has been, an integral part of our risk management program. While we have never experienced a launch failure, it has been, and to the extent possible, will be our ongoing policy to insure all of our launches. Typically, launch insurance will cover the following events in a satellite’s life: (i) delivery from the launch pad to orbit; (ii) separation from the launch vehicle; (iii) drift orbit manoeuvres; (iv) solar array and antenna deployment; (v) testing and commissioning; and (vi) eclipse periods.

In-Orbit Insurance
      In-orbit (life) insurance provides coverage for total and/or partial losses during the operating phase of a satellite. In-orbit insurance may be purchased at the same time launch insurance is procured (for new satellites) or once the satellite is in orbit, in the case of existing satellites, subject to functionality and insurance market conditions. Premium rates are dependent on the operating condition of the satellite as well as prevailing insurance market conditions. Typically, these insurance policies exclude coverage for damage arising from acts of war, lasers, and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites that are known at the time the policy is written.

Current Satellite Insurance
      We have recently been impacted by changes in the satellite insurance industry, which affect the availability of satellite insurance coverage, the term of such coverage and the premium rate. For Anik F2, we were not able to secure insurance coverage in sufficient quantities, with satisfactory policy terms and conditions at favourable premium rates. Satellite launch insurance policies are now typically available for a term of launch plus one year; satellite in-orbit insurance policies are now typically available only for a one-year term.
      With respect to in-orbit satellites, Nimiq 1 is insured to May 2007 for approximately its book value. Anik F1-R is insured for approximately its book value to September 2007. Anik F2 is insured for approximately two-thirds of its book value until the third quarter of 2007. In the event of a total failure of the Anik F2 satellite, the after-tax accounting loss is estimated at $105 million to $110 million. It is our current intention to maintain in-orbit insurance on these satellites, subject to market conditions.
      In December 2004, we ceased to insure our interest in the residual value of Nimiq 2 following the arrival in orbit of the leased satellite Nimiq 3, a satellite that complements the capacity of Nimiq 1 and Nimiq 2 and which, following operational changes, could be used to provide capacity and continuity of service in the event of a failure of either Nimiq 1 or Nimiq 2. We have also leased Nimiq 4i (formerly DTV2) to provide further capacity and continuity of service.
      In August 2001, the manufacturer of the Anik F1 satellite advised us of a gradual decline in power on the satellite. This power decline required us to construct and launch another satellite to maintain continuity of service to our customers. We had insurance in place to cover the power loss on Anik F1 and settled a claim with its insurers in February 2004. See “Our Business — Our Satellites — In-Orbit Owned Satellites — Anik F1” for a discussion of this settlement.
      In December 2005, we placed launch and in-orbit insurance coverage, covering the launch and first year of in-orbit life, for the approximate book value of Anik F3. Anik F3 is expected to be available for service by the first half of 2007.
      As of December 31, 2005, the net book value of our three in-orbit insured satellites was $861.8 million. As of December 31, 2005, we had insurance totalling US$535.8 million in place on these three satellites. As of December 31, 2005, the book value of our two in-orbit uninsured satellites was $109.4 million.
      The following table shows the current status of insurance:
Satellite Insurance Summary

	Nimiq 1	Nimiq 2	Anik F1	Anik F2	Anik F1-R	Anik F3

Insured	Yes	No	No	Yes	Yes	Yes
Type of Insurance	In-orbit	N/A	N/A	Launch &	In-orbit	Launch and
				In-orbit		In-Orbit
Policy Expiry	May 2007	N/A	N/A	July 2007	September 2007	One year from
launch; launch must
occur before June 2007
      We have signed contracts with EADS Astrium for construction of the Nimiq 4 satellite. The satellite is not to be launched until 2008 and we have not initiated discussions for the placement of insurance. There is no assurance that we will be able to obtain launch and in-orbit insurance coverage for the full value of Nimiq 4, nor is there any assurance that coverage will be obtained at a favourable premium rate.
Competition
      We compete against global, regional and national satellite operators and with suppliers of ground-based communications capacity.

Canadian Satellite Segment
      With the liberalization of satellite markets around the world, the Canadian Government has authorized over 60 foreign FSS satellites with varying levels of coverage to provide services in Canada. We believe that only a very small number of these satellites provide cross-Canada coverage. We believe we are strongly positioned in the Canadian market with our long-standing relationships with high-quality customers, the long-term nature of our contracts, our premium orbital slots and our network of terrestrial satellite dishes.
      We have been authorized to use three of the four FSS orbital slots allocated to Canada. In addition, we have been granted spectrum licenses to operate our two Nimiq DBS satellites in the 82° WL and 91° WL DBS orbital positions, as well as approval in principle to operate a DBS satellite in the 72.5° WL position.
      In September 2004, Ciel received provisional authority from Industry Canada to operate a broadcast satellite at 129° WL. Ciel, which includes SES Americom (a wholly-owned subsidiary of SES Global) as a partner, has begun operations in the DBS band.

U.S. Satellite Segment
      The U.S. segment continues to be led by U.S. satellite operators Intelsat and SES Americom, which we believe have a combined share of over 80% of the satellite revenues in North America. In addition, we anticipate increased competition as foreign satellite operators position themselves globally to land their traffic in North America. However, we believe our experience, current orbital spectrum resources and ground services expertise competitively position us to offer our satellite services.

South American Segment
      We face strong competition in South America from several satellite operators, both U.S. and international, who entered the market as a result of increased demand and liberalization of government policies in the late 1990’s.

Ground-Based Competition
      We actively compete with terrestrial competitors such as telephone carriers and service resellers in virtually all of our market segments. Terrestrial alternatives, such as fiber optic, are superior to satellite for a number of applications. We believe there are many companies that are seeking ways to improve the ability of existing land-based infrastructure, such as fiber optic cable, to transmit signals. As a result, terrestrial competitors are making some in-roads into segments that have traditionally been the domain of satellite service providers. We continue to focus on segments and niches best suited to satellite technology, such as point-to-multipoint applications and services to areas where terrestrially-based alternatives are not economical.

International Consulting Services
      The market for satellite consulting services is generally comprised of a few service providers qualified to provide services in specific areas of expertise. Our competitors are primarily U.S. and European-based companies.
Government Regulation

Canadian Regulatory Environment

The Divestiture Act
      Telesat was incorporated in 1969 by the Telesat Act and was given the mandate to provide fixed satellite telecommunications services to all parts of Canada. Telesat was also authorized under the Telesat Act to provide fixed satellite services on a transborder basis to points between Canada and the United States and overseas. As part of the government divestiture pursuant to the Divestiture Act, Telesat was continued on March 27, 1992 under the Canada Business Corporations Act, the Telesat Act was repealed and the

Government sold its shares in Telesat to Alouette which subsequently became a wholly-owned subsidiary of BCE.
      Under the Divestiture Act, Telesat remains subject to certain special conditions and restrictions. The Divestiture Act provides that no act relating to the solvency or winding-up of a corporation applies to Telesat and that its affairs cannot be wound up unless authorized by an Act of Parliament. In addition, Telesat and its shareholders and directors cannot apply for Telesat’s continuation in another jurisdiction or dissolution unless authorized by an Act of Parliament.

The Telecommunications Act
      Telesat is a Canadian carrier under the Telecommunications Act (Canada), or the Telecom Act, and is therefore subject to the jurisdiction of the CRTC. The CRTC is responsible for regulation of telecommunications services with a view to implementing the policy objectives set out in the Telecom Act.
      Among the key provisions of the Telecom Act which may relate to us are the following: (i) we must be Canadian owned and controlled (i.e., 80% of the voting shares of the operating company and 66 2/3% of the voting shares of the holding company); (ii) our telecommunications services normally may be offered only pursuant to a tariff approved by the CRTC, and the rates set out in the tariff may not give any undue preferences, and must be just and reasonable; (iii) the CRTC may, however, forbear from regulating a service or class of services; (iv) the CRTC must approve all agreements between us and another Canadian carrier respecting interconnection, apportionment of revenues or management of our facilities, unless the CRTC has forborne from regulating such agreements; (v) the CRTC may require us to submit any information it considers necessary for the administration of the Telecom Act; and (vi) a broadcaster may ask the CRTC to order us to provide it with added satellite capacity, if such an order will further Canadian broadcasting policy.
      As of March 1, 2000, and coincident with the end of our FSS monopoly in Canada, the CRTC abandoned rate-of-return regulation of our FSS services and no longer requires us to file tariffs in respect of these services. Rather, under the current regulatory regime, we have pricing flexibility subject to a price ceiling of $170,000 per transponder per month on certain of our full period FSS services offered in Canada under minimum five-year arrangements.
      Section 28(2) of the Telecom Act provides that the CRTC may allocate satellite capacity to particular broadcasting undertakings if it is satisfied that the allocation will further the implementation of the broadcasting policy for Canada. The exercise by the CRTC of its rights under section 28(2) of the Telecom Act could lead to a loss of available capacity for us, which could have a material adverse effect on our results, business prospects and financial condition.

DBS Transponder Contracts
      Our DBS services offered within Canada are also subject to CRTC regulation, but have been treated as separate and distinct from our fixed satellite services and facilities. Accordingly, to date we have sought and received CRTC approval of the specific customer agreements relating to the sale of capacity on all of our Nimiq DBS satellites, including the rates, terms and conditions of service set out therein.

Contribution Collection Mechanism
      In November 2000, the CRTC changed the mechanism by which local telephone service in high-cost areas is subsidized in Canada, known as Decision 2000-745. Under the new regime, virtually all telecommunications service providers are required to pay contribution charges based on their Canadian telecommunications service revenues, minus certain deductions (e.g., Internet and paging revenues, terminal equipment sales and inter-carrier payments). The contribution rate was initially set at 4.5% of eligible revenues but has been reduced in each subsequent year. The CRTC recently set the interim rate for 2006 at 1.03% and will set a final rate later in the year, retroactive to January 1, 2006.

Radiocommunication Act
      Telesat’s operations are also subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act (Canada), or the Radio Act. The Radio Act empowers Industry Canada to regulate the orderly development and efficient operation of radiocommunication in Canada. Industry Canada has the authority to issue licenses, establish standards, assign Canadian orbital slots, and plan the allocation and use of the radio spectrum, including the radio frequencies upon which our satellites and earth stations depend.
      Specifically, in order to operate our satellites and certain earth stations, we require spectrum licenses issued by the Minister of Industry pursuant to the provisions of the Radio Act. The Minister has broad discretion to issue these licenses, to fix terms and conditions on such licenses, to amend those terms and conditions, and to suspend or even revoke radio authorization. Licences are granted for a specified duration. Terms of the spectrum licenses with which we must comply in order to operate both the Anik F and Nimiq satellites include research and development and other industrial and public institution benefit commitments, as well as the payment of annual radio authorization fees, all-Canada satellite coverage and compliance with foreign ownership restrictions applicable to holders of certain radio spectrum licenses. The foreign ownership and control restrictions under the Radio Act parallel the restrictions in the Telecom Act.
      Industry Canada issues guidelines on the spectrum licensing process which provide a framework within which the decisions under the Radio Act are made. These guidelines are subject to revision. Traditionally, licensing of spectrum and associated orbital slots was managed through a first-come, first-served approach. Today, however, a competitive licensing process is employed for certain spectrum resources where it is anticipated that demand will likely exceed supply, such as fixed-satellite orbital slots and associated spectrum resources. Licensing conditions typically include implementation milestones at the design, construction and service phases; public benefit conditions such as R&D spending and providing coverage to all of Canada; compliance with international norms for satellite usage and minimum Canadian ownership. Some licenses (e.g., FSS) are renewed annually, whereas others are for the life of the satellite. As a result of regulatory concerns about the continuity of service and other factors, there is generally a strong presumption of renewal provided license conditions are met.
      The Canadian Government opened Canadian satellite markets, with the exception of direct-to-home television services provided through FSS or DBS facilities, to foreign satellite operators as part of its WTO commitments to liberalize trade in basic telecommunications services. Satellite digital audio radio service markets were also closed to foreign entry until recently. However, in September 2005, the Canadian Government revised its satellite-use policy to permit the use of foreign specialized satellite facilities for the transmission of Canadian broadcasting satellite radio services in Canada. The further liberalization of this segment is likely to mean increased competition both in the short-term as foreign operators may increasingly serve Canadian customers and in the future for scarce spectrum resources and orbital slots.
      On July 7, 2006, Industry Canada invited applications for up to 29 licences to be awarded for Canadian satellite spectrum.

U.S. Regulatory Environment
      The Federal Communications Commission, or FCC, regulates U.S. satellite services. To facilitate the provision of FSS satellite services in C- and Ku-band frequencies in the U.S. market, foreign operators can apply to have their satellites placed on the FCC’s Permitted Space Station List. Our Anik F1, Anik F1-R and Anik F2 satellites are currently on this list. The FCC Order placing Anik F2 on the list also approved our application to use Ka-band capacity on this satellite to provide two-way broadband communications services in the United States.
      The United States made no WTO commitment to open its DTH, DBS or digital audio radio services to foreign competition, and instead indicated that provision of these services by foreign operators would be considered on a case-by-case basis, based on an evaluation of the effective competitive opportunities open to U.S. operators in the country in which the foreign satellite was licensed (i.e., an ECO-sat test) as well as other public interest criteria. While Canada currently does not satisfy the ECO-sat test in the case of DTH and DBS service, the FCC has found, in a number of cases, that provision of these services into the United States using Canadian-licensed satellites would provide significant public interest benefits and would therefore be allowed. In cases involving us, U.S. service providers Digital Broadband Applications Corp., DIRECTV and EchoStar have all received FCC approval to access satellites under our direction and control in Canadian-licensed orbital slots to provide DTH-FSS or DBS service into the United States.
      We were also required to register as a contributor to the FCC’s Universal Service Fund, or USF, and remit this contribution as required on eligible U.S. telecom revenues on a quarterly basis. The USF contribution rate is adjusted quarterly and is currently set at 10.5%.

South American and Mexican Regulatory Environment
      Anik F1 has been legally authorized to provide service in Brazil since November 2000. Following completion of a bilateral agreement between the Governments of Canada and Argentina in 2000, we received the necessary satellite landing rights authorization for Argentina in February 2001. In addition to Brazil and Argentina, we have all the required authorizations to provide service to authorized service providers in Bolivia, Chile, French Guyana, Paraguay, Peru, Suriname, Ecuador, Uruguay, Venezuela, and Panama, as well as provisional landing rights in Colombia. Our satellites are not yet currently authorized to provide service in Mexico, however, any party meeting Mexico’s foreign ownership regulations could apply for a concession to access our satellites.

International Regulatory Environment — International Telecommunications Union
      The ITU is responsible for overseeing the use by different countries of the finite number of orbital slots and radio spectrum available for use by commercial communications satellites. The ITU’s Radio Regulations set forth the processes that governments must follow to secure rights to use orbital slots and the obligations and restrictions that govern such use. These rules include, for example, a “first in time, first in right” system for allocating most orbital slots and time limits for putting orbital slots into use.
      In accordance with the ITU Radio Regulations, the Canadian government has rights to use certain orbital slots and frequencies. The Canadian government has authorized us to use several orbital slots and frequencies in addition to those used by our current satellites. Under the ITU Radio Regulations, we must begin using these orbital slots and frequencies within a fixed period of time, or Canada will lose its priority rights and the location and frequencies likely would become available for use by another satellite operator.
      The ITU Radio Regulations also govern the process used by satellite operators to coordinate their operations with other nearby satellites, so as to avoid harmful interference. Under current international practice, satellite systems are entitled to protection from harmful radio frequency interference from other satellite systems and other transmitters in the same frequency band only if the operator’s authorizing state government registers the orbital slot, frequency and use of the satellite system in the ITU’s Master International Frequency Register, or MIFR. Each member state is required to give notice of, coordinate, and register its proposed use of radiofrequency assignments and associated orbital slots with the ITU Radiocommunications Bureau. This ensures that there is an orderly process to accommodate each country’s orbital slot needs.
      Once a member state has advised the Radiocommunications Bureau that it desires to use a given frequency at a given orbital slot, other member states notify that state of any use or intended use that would conflict with the original proposal. These nations are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. If all outstanding issues are resolved, the member state governments are formally notified and the frequency use is registered in the MIFR. Following this notification, the registered satellite networks are entitled under international law to interference protection from subsequent or nonconforming uses. A state is not entitled to invoke the protections in the ITU Radio Regulations against harmful interference if that state decided to operate a satellite at the relevant orbital slot without completing the coordination process.

      Under the ITU Radio Regulations, a country that places a satellite or any ground station into operation without completing coordination and notification:

•	would have to respond to complaints related to interference;

•	would not be entitled to seek the assistance of the Radiocommunications Bureau in resolving complaints relating to interference;

•	would be vulnerable to interference from other systems; and

•	might have to alter the operating parameters of its satellite if the ITU found that the satellite caused harmful interference to other users already entered in the MIFR.
      In the event disputes arise during the coordination process or thereafter, the ITU Radio Regulations do not contain a mandatory dispute resolution mechanism or an enforcement mechanism. Rather, the rules invite a consensual dispute resolution process for parties to reach a mutually acceptable agreement. Neither the rules nor international law provide a clear remedy for a party where this voluntary process fails. Both the Anik and Nimiq satellites have been fully coordinated and registered in the MIFR and therefore enjoy priority over all later-filed requests for coordination and any non-conforming uses. However, while the ITU Radio Regulations set forth procedures for resolving disputes, as a practical matter, there is no mandatory dispute resolution and no mechanism by which to enforce an agreement or entitlement under the rules.
      Although non-governmental entities participate at the ITU, only states have full standing as ITU members. Consequently, we must rely on the government of Canada to represent our interests there, including filing and coordinating our orbital slots with the ITU and with the national administrations of other countries, obtaining new orbital slots, and resolving disputes through the consensual process provided for in the ITU’s rules.
Employees
      As of September 30, 2006, on a consolidated basis, we employed approximately 676 employees, nearly half of whom are located at our headquarters in Ottawa, Ontario. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. All of our employees are non-unionized.
Property
      We own or lease, as described, the satellites identified under “— Our Satellites — In Orbit Owned Satellites” and “— Our Satellites — In Orbit Leased Satellites.”
      We own 50% of our headquarters building in Ottawa, Ontario. A developer owns the other 50% of the headquarters building, which is leased to us until January 2009. The headquarters facilities house our Satellite Control Centre, operating and engineering staff and our sales, marketing and other administrative personnel. We also own our Allan Park earth station (northwest of Toronto), which is the focal point of our network management facilities and back-up TT&C facilities located in Calgary, Alberta, Edmonton, Alberta and Harrietsfield, Nova Scotia (near Halifax). Our subsidiary, SpaceConnection, owns land and a building in North Hollywood, California.
      We currently own and/or operate 38 earth stations of various sizes and capabilities and also provide third-party maintenance service at approximately 18,000 customer-owned earth stations within North America. We own and operate six teleports in Canada, which are located in Vancouver, Calgary, Edmonton, Winnipeg, Toronto and Montréal, as well as one teleport in the United States, located in Macomb (Detroit), Michigan, and one teleport located in Belo Horizonte, Brazil. We own a TT&C facility in Perth, Australia which we use for services to third parties. The Edmonton, Toronto and Detroit teleports and the Perth, Australia facility are located on land owned by third parties, which we rent under long-term lease arrangements. The Detroit teleport building is owned by a third party.

      We also lease office space, either directly or through a subsidiary, in Toronto, Montréal, Calgary, Edmonton, Coquitlam (British Columbia), Clearwater (Florida), Pearland (Texas), Belo Horizonte, Brazil and Buenos Aires, Argentina.
      See also “— Satellite Operations and Related Facilities.”
Legal Proceedings
      We are often engaged in proceedings before national telecommunications regulatory authorities. See “— Government Regulation.” In addition, we also may become involved from time to time in other legal proceedings arising in the normal course of our business. We are not aware, however, of any litigation outstanding or threatened as of the date hereof by or against us or relating to our business which would be material to our financial condition or results of operations.
Environmental Matters
      We are subject to various laws and regulations relating to the protection of the environment and human health and safety (including those governing the management, storage and disposal of hazardous materials). Some of our operations require continuous power supply, and, as a result, current and past operations at our teleport and other technical facilities include fuel storage and batteries for back-up generators. As an owner or operator of property and in connection with current and historical operations at some of our sites, we could incur costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or liabilities under environmental laws and regulations. We are not aware, however, of any environmental matters outstanding or threatened as of the date hereof by or against us or relating to our business which would be material to our financial condition or results of operations.

MANAGEMENT
Our Directors
      Immediately following the completion of this offering and in connection with the Reorganization, we expect some or all of these individuals to resign from our board of directors and we intend to add replacement directors. We are currently a “controlled company” under the rules of the NYSE and therefore may elect not to comply with the requirement that a majority of the board of directors consist of independent directors. Following the offering, we intend to rely on this exemption. For a description of our board of directors immediately following the completion of this offering, see “— Our Proposed Directors.”
      The following table sets forth information as to our current directors. On April 6, 2006, all of the directors of Telesat Canada became directors of Telesat Holding Inc. The committees of the board of directors of each of Telesat Canada and Telesat Holding Inc. are also identical in composition. Biographical details for each of our directors are also set forth below.

Name	Age	Position	Committee Appointment

André Bérard	66	Director	Audit(1), CGC(2)
Ronald A. Brenneman	60	Director	MRCC(3), PFC(4)
Richard J. Currie	69	Director (Chair)	MRCC (chair)
Anthony S. Fell	67	Director	MRCC(3), Audit(1)
Donna Soble Kaufman	62	Director	CGC (chair)
Brian M. Levitt	59	Director	PFC(4)
The Honourable Edward C. Lumley	67	Director	CGC(2)
Judith Maxwell	63	Director	Audit(1)
John H. McArthur	72	Director	CGC(2), MRCC(3)
Thomas C. O’Neill	61	Director	Audit (chair)
James A. Pattison	78	Director	CGC(2)
Robert C. Pozen	60	Director	MRCC(3), PFC(4)
Michael J. Sabia	53	Director	-
Paul M. Tellier	67	Director	PFC(4)
Victor L. Young	61	Director	Audit(1), PFC(4)

(1)	Audit Committee, or Audit.

(2)	Corporate Governance Committee, or CGC.

(3)	Management Resources and Compensation Committee, or MRCC.

(4)	Pension Fund Committee, or PFC.
      André Bérard, O.C., Montréal, Québec. Corporate director (since March 2004). Mr. Bérard was Chairman of the board of National Bank of Canada (chartered bank) from 2002 to March 2004, and Chairman of the board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002. He holds a Fellow’s Diploma of the Institute of Canadian Bankers and was Chairman of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988. He was appointed an Officer of the Order of Canada in 1995.
      Ronald Alvin Brenneman, Calgary, Alberta. President and Chief Executive Officer, Petro-Canada (petroleum company) (since January 2000). Before January 2000, Mr. Brenneman spent more than 30 years with Imperial Oil Limited and its parent company, Exxon Corporation (both petroleum companies) where he completed his career as General Manager — Corporate Planning. He is also a member of the Council for Canadian Unity’s Board of Governors and a member of the board of the Canadian Council of Chief Executives.

      Richard James Currie, O.C., Toronto, Ontario. Chair of the Board, BCE and Bell Canada (since April 2002). Mr. Currie was President and a director of George Weston Limited (food distribution, retail and production company) from 1996 to May 2002 and President and a director of Loblaw Companies Limited (grocery chain) from 1976 to January 2001. In 1997, Mr. Currie was appointed a Member of the Order of Canada and was promoted to Officer in 2004. In 2001 he was elected “Canada’s outstanding CEO of the year” and in 2003 entered the Canadian Business Hall of Fame. In 2004 he received the McGill University Management Achievement Award and was inducted as Fellow of the Institute of Corporate Directors.
      Anthony Smithson Fell, O.C., Toronto, Ontario. Chairman of the Board, RBC Dominion Securities Limited (investment bank) (since December 1999). Mr. Fell was the Chairman of the Board and Chief Executive Officer of RBC Dominion Securities Limited from 1992 to December 1999. He was also, until June 2005, Chairman of the University Health Network Trustees. He was appointed an Officer of the Order of Canada in 2001.
      Donna Soble Kaufman, Toronto, Ontario. Corporate director (since July 1997) and lawyer. Mrs. Kaufman was formerly Chair and Chief Executive Officer of Selkirk Communications Ltd. (communications company) from 1988 to 1989 and a partner of Stikeman Elliott LLP (law firm) from 1985 until 1997. In 2001, she was named Fellow of the Institute of Corporate Directors. She is also a director of Historica, a private sector-led education initiative to promote knowledge of Canadian history and heritage, and Baycrest, a centre for elderly and specialized care.
      Brian Michael Levitt, Montréal, Québec. Partner and Co-Chair, Osler, Hoskin & Harcourt LLP (law firm) (since January 2001). Mr. Levitt was the President and Chief Executive Officer of Imasco Limited (consumer products and services company) from 1995 to 2000 and he is currently a director of the Montréal Museum of Fine Arts.
      The Honourable Edward C. Lumley, P.C., South Lancaster, Ontario. Vice-Chairman, BMO Nesbitt Burns Inc. (investment bank) (since December 1991). Mr. Lumley was Chairman of Noranda Manufacturing Group Inc. from 1986 to 1991. From 1974 to 1984, Mr. Lumley was a member of parliament during which time he held various cabinet portfolios in the Government of Canada including Minister of Industry, International Trade, Communications and Science and Technology.
      Judith Maxwell, C.M., Ottawa, Ontario. Research Fellow, Canadian Policy Research Networks Inc. (non-profit organization conducting research on work, family, health, social policy and public involvement) (since February 2006). Ms. Maxwell was founder and President of Canadian Policy Research Networks Inc. from 1995 to January 2006, is a former associate director of the School of Political Studies at Queen’s University and a former Chair, Economic Council of Canada. She was appointed Member of the Order of Canada in 1996.
      John Hector McArthur, Massachusetts, United States of America. Dean Emeritus, Harvard University Graduate School of Business Administration (since June 1995). Mr. McArthur was a senior advisor to the President, The World Bank Group, from 1996 to May 2005. Mr. McArthur was Dean of the Faculty, Harvard University Graduate School of Business Administration from 1980 through 1995. Mr. McArthur has been awarded honorary doctorates from Middlebury College, Queens University, Simon Fraser University, the University of British Columbia, the University of Navarra (Spain) and the University of Western Ontario. Other awards have included a Management Achievement Award, McGill University, a Harvard Statesman Award from the HBS Club in New York and a Canadian Business Leadership Award from the combined HBS Clubs of Canada.
      Thomas Charles O’Neill, F.C.A., Don Mills, Ontario. Corporate director (since October 2002) and Chartered Accountant. Mr. O’Neill is also Vice-Chairman of the Board of Governors at Queen’s University. He was Chief Executive Officer of PricewaterhouseCoopers Consulting (provider of management consulting and technology services) from January 2002 to May 2002 and then Chairman of the Board from May 2002 to October 2002. He was also Chief Operating Officer of PricewaterhouseCoopers LLP global organization (professional services firm in accounting, auditing, taxation and financial advisory) from 2000 to January

2002 and Chief Executive Officer of PricewaterhouseCoopers LLP in Canada from 1998 to July 2000. He is currently a director of the Ontario Teachers’ Pension Plan.
      James Allen Pattison, O.C., O.B.C., Vancouver, British Columbia. Chairman and Chief Executive Officer, The Jim Pattison Group (diversified consumer-oriented company) (since May 1961). Mr. Pattison is also a trustee of the Ronald Reagan Presidential Foundation. He was appointed an Officer of the Order of Canada in 1987 and received the Order of British Columbia in 1990.
      Robert Charles Pozen, Massachusetts, United States of America. Chairman of the Board, MFS Investment Management (global investment manager) (since February 2004). Mr. Pozen was Vice-Chairman of the board of Fidelity Investments (investment manager) from 2000 to December 2001 and President and a director of Fidelity Management and Research Company (provider of financial services and investment resources) from 1997 to June 2001. He also served as a visiting professor, Harvard Law School, from 2002 to August 2004.
      Michael Jonathan Sabia, Montréal, Québec. President and Chief Executive Officer, BCE since April 2002 and Chief Executive Officer, Bell Canada since May 2002. Mr. Sabia was President and Chief Operating Officer of BCE from March 2002 to April 2002 and Chief Operating Officer of Bell Canada from March 2002 to May 2002. He was President of BCE from 2000 to March 2002. He was previously Vice-Chair and Chief Executive Officer of BCI from 1999 to June 2000 and then Vice-Chair of BCI from 2000 to November 2001. Before joining BCE, Mr. Sabia was an executive of Canadian National Railway Company (railway company) where he joined as Vice-President, Corporate Development in 1993 and was appointed Executive Vice-President and Chief Financial Officer in 1995. Prior to 1993, Mr. Sabia held a number of senior positions in the Canadian Federal Public Service, including Director-General of Tax Policy in the Department of Finance and Deputy Secretary to the Cabinet (Plans) in the Privy Council Office.
      Paul Mathias Tellier, P.C., C.C., Q.C., Montréal, Québec. Corporate director (since December 2004). Mr. Tellier was President and Chief Executive Officer of Bombardier Inc. (manufacturer of business jets, regional aircraft and rail transportation equipment) from 2003 to December 2004, and President and Chief Executive Officer of Canadian National Railway Company (railway company) from 1992 to December 2002. He is a director of Alcan Inc. (global materials company), also a director of the advisory board of General Motors of Canada (car manufacturer) and a director of McCain Foods Limited (food distribution, retail and production company). In 2005, Mr. Tellier was Advisor to the Canadian Government on the Softwood Lumber Negotiations with the U.S. In 1998, he was elected “Canada’s outstanding CEO of the year” and was elected in 2003 as the most respected Canadian CEO by KPMG/ Ipsos-Reid Survey. He was appointed Companion of the Order of Canada in 1992 and was awarded Honorary Doctorates from the following universities: St-Mary’s University (Halifax), University of New Brunswick (Fredericton), McGill University (Montréal), University of Alberta (Edmonton) and University of Ottawa (Ottawa).
      Victor Leyland Young, O.C., St. John’s, Newfoundland and Labrador. Corporate director (since May 2001). Mr. Young was Chairman of the board and Chief Executive Officer of Fishery Products International Limited (frozen seafood products company) from 1984 to May 2001. He is also a director of RBC Dexia Investor Services Trust (institutional investor services company) and McCain Foods Limited (food distribution, retail and production company). He was appointed an Officer of the Order of Canada in 1996 and was awarded an Honorary Doctorate from Memorial University in Newfoundland and Labrador.
Corporate Cease Trade Orders or Bankruptcies
      Messrs. Currie, Fell and Sabia were directors of Teleglobe Inc. until April 2002. Teleglobe filed for court protection under insolvency statutes on May 28, 2002. Mr. Lumley was a director of Air Canada until October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003. Mr. Pattison was a director of Livent Inc. until September 1999. Livent filed for court protection under insolvency statutes on November 18, 1998.

Our Proposed Directors
      The following table sets forth information as to persons who we currently expect will serve as our directors immediately following the completion of this offering. Our directors’ terms will expire at each annual shareholders meeting. Biographical details of each of our directors are also set forth below.

Name	Age	Position	Committee Appointment

•	•	•	•
Our Executive Officers
      The following table sets forth information as to executive officers of our company who are not directors. With the exception of Daniel S. Goldberg, all of the executive officers of Telesat Canada became executive officers of Telesat Holding Inc. on April 6, 2006, holding identical positions in each. Mr. Goldberg became President and Chief Executive Officer of both Telesat Canada and Telesat Holding Inc. on September 18, 2006. Biographical details for each of our executive officers who are not directors are also set forth below.

Name	Age	Position

Daniel S. Goldberg	41	President and Chief Executive Officer
Ted H. Ignacy	52	Chief Financial Officer
Patricia A. Olah	48	Corporate Secretary
Paul D. Bush	48	Vice-President, Broadcasting and Corporate Development
Patrick M. Enright	48	Vice-President, Network Services
David C. Lahey	45	Vice-President, Business Development
Jennifer E. Perkins	45	Vice-President, Law and Assistant Corporate Secretary
Roger J. Tinley	62	Vice-President, Space Systems
Marilynn A. Wright	63	Vice-President, Human Resources and Administration
      Daniel S. Goldberg, Ottawa, Ontario, is President and Chief Executive Officer of Telesat. Mr. Goldberg joined us in September 2006. Prior to joining us, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held since March 2006 following the purchase of New Skies by SES Global. During that time, Mr. Goldberg also served as a member of the SES Global Executive Committee. Prior to that, Mr. Goldberg served as the Chief Executive Officer of New Skies Satellites since January 2002 and was President and a member of the New Skies Satellites Holdings board of directors since its formation in January 2005. Mr. Goldberg was also a managing director and a member of the executive management committee formed by New Skies Satellites. Prior to becoming its Chief Executive Officer, he had served as Chief Operating Officer of New Skies since February 2000, and prior to that time, he had served as New Skies General Counsel since October 1998. Prior to joining New Skies, he worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, Mr. Goldberg was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington D.C.
      Ted H. Ignacy, Ottawa, Ontario, joined us in 1986, and held a number of management positions until his appointment as Vice-President, Finance and Treasurer in 1995, with a title change to Chief Financial Officer in 2005. Mr. Ignacy is a Board member of Infosat Communications Inc., Mobile Satellite Ventures LP, The SpaceConnection, Inc., and BIMCOR Inc. He holds a Masters degree in Business Administration from McMaster University in Hamilton, Ontario, and an Honours Bachelor of Commerce degree from Laurentian University in Sudbury, Ontario.
      Patricia A. Olah, Montréal, Québec, was appointed Corporate Secretary of BCE, Bell Canada and us in December 2004. Prior to this appointment, she held the position of Vice-President, Corporate Affairs of BCE

Ventures (a wholly-owned subsidiary of BCE). Ms. Olah first joined the BCE group in April 1995 as Chief International Counsel and Assistant Corporate Secretary of Bell Canada International Inc., and has since held numerous positions in the BCE group. From 1985 until joining the BCE group, Ms. Olah was a senior associate in the Corporate Department of Weil, Gotshal & Manges, LLC, and was based in the New York office of this international law firm. Ms. Olah holds a Juris Doctor degree, granted “With Distinction”, from Hofstra University School of Law (Hempstead, New York, U.S.A.) and a Bachelor of Business Administration degree from Adelphi University (Garden City, New York, U.S.A.). She was admitted as a member of the New York State Bar in 1985, and is also a member of the International Bar Association and the American Bar Association.
      Paul D. Bush, Ottawa, Ontario, joined us in 1980, and since that time he has held a variety of positions in Administration, Engineering and Sales until being appointed Vice-President, Corporate Development in 1997, with a title change to Vice-President, Broadcasting and Corporate Development in 2004. Mr. Bush is a Board member of the Canadian Advanced Technology Association (CATA), The SpaceConnection, Inc., Auroras Entertainment LLC, and 2010 BCE Olympic Technology Board. He holds both a Bachelor of Health Science degree from the University of Ottawa, and a Bachelor of Education degree from Queen’s University in Kingston, Ontario.
      Patrick M. Enright, West Grey, Ontario, joined us in 1981, and held progressively responsible management positions until being appointed Vice-President, Network Services in 2003. Mr. Enright holds a diploma in Electronic Engineering Technology from Conestoga College of Applied Arts and Technology. He is a graduate of the Western Executive Program, University of Western Ontario, as well as a graduate of the Executive Management Development Program from the Banff Centre for Management.
      David C. Lahey, Brockton, Ontario, joined us in 1982, and held various positions until his appointment to Vice-President, Network Services in 2002. During 2002, Mr. Lahey was also appointed as President and Chief Operating Officer of Infosat Communications Inc., a wholly-owned subsidiary of ours, until the transition to new management for the company was established that same year. In 2003, he was appointed to Vice-President, Business Development.
      Jennifer E. Perkins, Ottawa, Ontario, joined us in 1987, and held the position of Legal Counsel until her appointment as General Counsel in 1993 with a title change to Vice-President, Law in 2000. Ms. Perkins was appointed Assistant Corporate Secretary in 2001. She is a Board member of Infosat Communications Inc. and The SpaceConnection, Inc. Ms. Perkins holds a Bachelor of Arts degree and a Bachelor of Laws degree from Queen’s University in Kingston, Ontario.
      Roger J. Tinley, Ottawa, Ontario, joined us in 1979 and held positions of increasing responsibility until his appointment to Vice-President, Space Systems in 2001. Before joining Telesat, Mr. Tinley was employed by Marconi Space and Defense Systems Ltd., and British Aerospace in England. Mr. Tinley holds an Honours Bachelor of Science Degree and a Master of Science Degree from London University. He is registered as a Professional Engineer with the Association of Professional Engineers of Ontario, and is a member of the Institute of Electrical Engineers.
      Marilynn A. Wright, Ottawa, Ontario, joined us in 1981, and since that time she has held increasingly senior positions in finance, administration, and human resources. Ms. Wright was appointed Vice-President, Human Resources and Administration in 1995. She holds a Bachelor of Science degree from McGill University in Montréal, Québec.
Committees of the Board of Directors
      The board of directors has established an Audit Committee, a Management Resources and Compensation Committee, a Corporate Governance Committee, and a Pension Fund Committee.
      The purpose of the Audit Committee is to assist the board of directors in its oversight of (i) the integrity of our financial statements and related information; (ii) our compliance with applicable legal and regulatory requirements; (iii) the independence, qualifications and appointment of the shareholders’ auditor; (iv) the performance of the shareholders’ auditor; and (v) management responsibility for reporting on internal controls and risk management.
      The purpose of the Management Resources and Compensation Committee, or MRCC, is to assist the board of directors in its oversight responsibilities relating to (i) the compensation, nomination, evaluation, and succession of Officers and other management personnel; and (ii) our health and safety policies and practices. Since we are a “controlled company” under the rules of the NYSE, we may elect not to comply with the requirement that the members of the MRCC be all independent directors. Following the offering, we intend to rely on this exemption.
      The purpose of the Corporate Governance Committee, or CGC, is to assist the board of directors in (i) developing and implementing our corporate governance guidelines; (ii) identifying individuals qualified to become board members; (iii) determining the composition of the board of directors and its committees; (iv) determining the directors’ remuneration for board and committee service; (v) developing and overseeing a process to assess the board chair, the board, board committees, chairs of committees, and individual directors; and (vi) overseeing our policies concerning business conduct, ethics, public disclosure of material information and other matters. Since we are a “controlled company” under the rules of the NYSE, we may elect not to comply with the requirement that the members of the CGC be all independent directors. Following the offering, we intend to rely on this exemption.
      The purpose of the Pension Fund Committee is to assist the board of directors in its oversight responsibilities related to the administration, funding and investment of our pension plans and fund.
Executive Officers’ Compensation
      Historically, and as described below, as a subsidiary of BCE, certain of Telesat’s compensation plans have been linked to BCE’s common shares. Upon completion of this offering, our board of directors may revise these compensation plans to link any such compensation plans to our equity securities.

Report of the Management Resources and Compensation Committee
      In 2005, our MRCC, was responsible for the administration of our executive compensation policy. The committee reported and made recommendations on compensation matters to the board of directors. The MRCC met twice in 2005, including time without management, as appropriate.

Report of Directors’ Compensation
      Effective January 3, 2003, following a comprehensive review of the compensation of BCE’s non-management directors, BCE revised the terms of such compensation. One of the key changes consisted of the introduction of a new all-inclusive flat fee to compensate its non-management directors, replacing retainers and attendance fees. In addition, the flat fee arrangement paid by BCE to its non-management directors also covers the services that they may provide as directors to other BCE group companies that are not publicly traded, such as us in 2005.
      As a result, since all of our non-management directors were also directors of BCE in 2005, we did not pay our non-management directors additional fees for their services as our directors. Directors who are also employees of BCE or any of BCE’s affiliated or associated companies receive no additional compensation for their services as our directors.

Report on Executive Compensation
      The executive compensation policy is designed to attract, motivate and retain the executive officers needed to achieve and surpass our corporate objectives and to build a company that leads the industry in terms of operational performance and creation of value for the shareholders.

      Our compensation philosophy is to offer total compensation that is competitive in the marketplace. To complement this market positioning, it is also ensured (for internal equity) that the compensation of each position fairly reflects the responsibilities of that position compared to other positions with us.
      A substantial portion of every executive officer’s cash compensation each year is based on meeting annual corporate performance objectives. In addition, we have in place mid-term and long-term incentive programs. These are mainly in the form of BCE restricted share units and BCE stock options that are designed to:

•	compensate and retain executive officers;

•	link the executive officers’ interests to those of the shareholder;

•	encourage executive officers to pursue value-creating opportunities for us by allowing them to participate in the appreciation of BCE’s share value; and

•	encourage the type of leadership and behaviour required for the achievement of strategic objectives by creating an even stronger link between executive compensation and our mid-term and long-term operational and financial success.
      The MRCC periodically reviews the executive compensation policy to ensure it continues to meet our objectives. In this document, executive officers whose compensation is disclosed in the Summary Executive Compensation Table are referred to as our “named executive officers.”

Total Compensation

In 2005, total compensation consisted of:

•	base salary

•	annual short-term incentive award

•	mid-term incentive award

•	long-term incentives, and

•	benefits and perquisites, including pension benefits, described under “Other Compensation Information — Pension Arrangements.”
      Base salary and the annual short-term incentive are positioned at the 50th percentile (median) and total compensation is positioned at the 60th percentile of compensation paid by the group of companies that we compare ourselves against (comparator group). Paying at the 60th percentile of the comparator group means that 40% of the companies in the comparator group pay more than us and 60% pay less for similar positions. This allows us to attract and retain high-performing executives.
      Commencing in 2005, less emphasis has been placed on the use of long-term incentive plans under which stock options are granted in light of grants of BCE Restricted Share Units, or RSUs, made under a mid-term incentive plan. Moreover, stock options granted since 2004 have performance vesting criteria. For more information on the key features of these plans, see “Mid-Term Incentive Plan” and “Long-Term Incentives.”
      Specific weightings were not assigned to any element of total compensation other than the positioning of base salary, short-term incentive and total compensation value in relation to the market.
      The comparator group for 2005 consisted of 45 publicly traded Canadian and U.S. companies. The companies in the comparator group were selected based on one or more of the following criteria: telecommunications/high technology, strategic use of technology, most respected companies and revenues. See “— Other Compensation Information — Summary Executive Compensation Table” for more information on compensation paid to the named executive officers over the past three years.

Base Salary
      In 2005, the base salary of each of our executive officers, including the President and Chief Executive Officer, was determined within a salary range to reflect individual performance and responsibilities related to the position. The mid-point of the salary range corresponds to the median of the comparator group for similar positions. The minimum for the salary range is 20% below the mid-point and the maximum is 20% above.

Annual Short-Term Incentive Award
      The short-term incentive program is designed to support the achievement of corporate objectives and reward executive officers based on our success. In 2005, the following corporate performance components were used for setting the short-term incentive award:

•	Financial Performance. There were three financial targets of Telesat; namely, revenue, net earnings applicable to common shares, and Adjusted EBITDA. These financial objectives had a combined weighting of 60%;

•	Execution of Strategic Business Objectives. These objectives included, but were not limited to, expanding the satellite fleet, launching a new satellite service offering and implementing a large IDL network. The strategic business objectives had a combined weighting of 30%; and

•	Network Service Availability. A fully functional ground network and flawless performance of the satellite fleet are fundamental to our success. In this regard, network service availability was one of the corporate performance objectives in 2005; it carried a weighting of 10%.
      In 2005, achievement significantly in excess of target for the three financial objectives, two of the five strategic business objectives and the network service availability objective resulted in a corporate performance factor of 177%.
      The annual short-term incentive award is determined by taking both the corporate performance and the executive officer’s individual contribution into consideration. In 2005, the individual contribution was evaluated based on the achievement of objectives (results) and demonstration of leadership behaviour required to drive our success (leadership attributes). The individual performance factor may vary between 0 and 200%.
      Each year, target values are set for the awards. In 2005, the target award for the President and Chief Executive Officer was 60% of base salary, while it was 35% of base salary for the other named executive officers.
      On the basis of the above factors, the size of the annual short-term incentive award is determined. Awards are calculated based on the product of the target award, the corporate performance factor and the individual performance factor. The maximum payout is two times the target award, unless otherwise recommended by the MRCC and approved by the board. In most cases, awards granted for a year are paid at the beginning of the following year.
      Executive officers who were eligible in 2005 to participate in the BCE share unit plan for senior executives and other key employees (1997) (deferred share unit plan) were able to have up to 100% of their annual short-term incentive award paid in BCE deferred share units, or DSUs. They must decide how they wish to receive their award by the end of the year in which the award is earned. Please refer to the “Deferred Share Unit Plan” for more information. Awards in the form of DSUs can be used as a means to achieve mandatory share ownership levels described under “Share Ownership Requirements.”
     Mid-Term Incentive Plan
      BCE maintains a Restricted Share Unit, or RSU, Plan for key employees of BCE and certain of its subsidiaries. Our executive officers were eligible to participate in this plan, which was implemented in 2004 by BCE. The following describes BCE’s RSU plan as it applied to the named executive officers in 2005.
      The BCE MRCC granted our executive officers RSUs in 2005. The RSU plan is designed to more closely link the compensation of the executives with the achievement of operating objectives that are key in supporting the overall business strategy. RSUs are granted for a given performance period based on position and level of contribution. The performance period associated with the 2005 RSU grant was from January 1, 2005 to December 31, 2005.
      At any time, the value of one RSU is equal to the value of one BCE common share. RSUs vest according to the vesting schedule related to the performance period for the award. Under the vesting schedule, RSUs vest over time, provided that the pre-set operating objectives which are directly aligned to strategic goals are met. RSUs that are granted during a given performance period will all be subject to the same vesting rules and operating objectives attached to the performance period.
      Dividend equivalents in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equal in value to the dividend paid on BCE common shares. These additional RSUs are subject to the same vesting schedule that applied to the original grant of RSUs.
      At the end of the performance period, the BCE MRCC assesses the actual performance against the pre-set objectives to determine the percentage of RSUs that will become vested (vesting percentage). RSUs become vested on the date the BCE board confirms the vesting percentage. All unvested RSUs as of that date are forfeited. If an employee participating in the plan is terminated prior to the end of the performance period, he or she must have participated in at least half of the performance period to be entitled to receive his or her vested RSUs.
      Participants may choose to receive their payment of RSUs in cash, in BCE common shares, or a combination of both. It may, however, be determined that all or a portion of a participant’s RSUs are to be paid out in BCE common shares if the individual has not met the minimum share ownership requirements described under “Share Ownership Requirements.”
      Payment in cash is calculated based on the number of vested RSUs in the participant’s account times the percentage chosen for payment in cash times the market value of a BCE common share on the day before the BCE board confirms the vesting percentage (after withholding taxes and any other deductions). For payment in BCE shares, a number of BCE shares equal to the number of vested RSUs chosen to be taken in BCE common shares less withholding taxes and any other deductions will be purchased on the open market. Payment in cash or in shares will occur within 45 days from the day the BCE board confirms the vesting percentage.
      The vesting of the RSUs granted in 2005 was based on reaching operating objectives directly aligned with our strategic goals. For more information related to the payment of vested 2005 RSUs, see “Summary Executive Compensation Table.”

Long-Term Incentives

Stock Options
      BCE maintains stock option plans for key employees of BCE and certain of its subsidiaries. Our executive officers were eligible to participate in these plans. The following describes BCE’s stock option plans as they applied to our executive officers in 2005.
      The BCE MRCC may grant our executive officers options to buy BCE common shares under the stock option plans and may recommend special grants of stock options to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. The BCE MRCC may also determine, within the parameters of the stock option plans and subject to the approval by the BCE board, the terms and conditions of each grant. The number of outstanding options held by an employee is not taken into account when determining if and how many new options are awarded to the individual.
      The exercise price is the price at which a common share may be purchased when an option is exercised. The exercise price is at least equal to the market value of a BCE common share on the day before the grant becomes effective, except under certain circumstances.

      Since 2004, the use of stock options that vest solely over time (time vesting options) was reduced with the introduction of a performance component to the vesting schedule of options granted.
      Under the terms of BCE’s stock option plans, the right to exercise an option accrues or “vests” by 25% a year for four years from the day of grant, unless the BCE MRCC determines otherwise. In 2004, the BCE MRCC determined that the vesting of options granted in 2004 and 2005 would be based on a combination of time and performance. The performance based options granted in 2004 are called the Return on Equity, or ROE, options and those granted in 2005 are called the Front-loaded options.
      The ROE options granted in 2004 have a performance period of January 1, 2004 to December 31, 2006 and vest on a combination of time and performance. The grant will be achieved if we meet or exceed our two-year and/or three-year cumulative ROE performance objectives. The ROE performance objective is set at the beginning of each year and approved by the board. We exceeded our two-year cumulative ROE performance objective, consequently 50% of the stock options vested early in 2006. Subject to meeting the three-year cumulative ROE performance objective, 100% of the stock options will vest early in 2007.
      The options granted in 2005 are called 2004-2006 Front-loaded options meaning that they are granted at the beginning of a performance period (or later in the period when someone is hired or promoted), for the entire performance period. These options have a performance period of January 1, 2004 to December 31, 2006. The performance condition will be achieved if the BCE total shareholder return, or BCE TSR, meets or exceeds the median total shareholder return, or median TSR, of a group of 12 Canadian and U.S. publicly-traded telecommunications companies. Subject to meeting the performance goal, 100% of the stock options will vest shortly after the end of 2006. For more information on the vesting schedule of 2004-2006 Front-loaded options, including the results of the first vesting threshold as of the end of 2005, see the table under “— Other Compensation Information — Stock Options.” Vesting can be accelerated in certain circumstances if there is a change of control of BCE or of an applicable subsidiary.
      The stock option plans provide that the term of any option may not exceed 10 years from the day it is granted. However, the term of the time and performance vesting options granted in 2004 and 2005 is six years. If the option holder retires, leaves the BCE group of companies, dies, or the company he or she works for is no longer part of the BCE group of companies, the term may be reduced pursuant to the stock option plan under which it was granted. Options held by Mr. Laurier (Larry) J. Boisvert, our former President and Chief Executive Officer, will vest pursuant to the terms of his employment and retirement arrangement as described under “— Other Compensation Arrangements — Employment and Retirement Arrangement with Laurier J. Boisvert.” Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death. The BCE MRCC may use its discretionary authority under the relevant plan in order to otherwise alter the terms of the options within the parameters of the relevant plan.
      Option holders will lose all of their unexercised options granted after 2001 if they engage in prohibited behaviour after they leave the BCE group of companies. This includes using BCE’s and/or our confidential information for the benefit of another employer. In addition, the option holder must reimburse BCE or us, as the case may be, the after-tax profit realized on exercising any options during the twelve-month period preceding the date on which the unfair employment practice began.
      Prior to November 1999, some options were granted with related rights to special compensation payments, or SCPs. SCPs are cash payments equal to the excess of the market value of the shares on the day of exercise of the related option over the exercise price of the option. SCPs, if any, are attached to options and are triggered when the options are exercised.
      Effective January 1, 2003, we adopted the fair value method of accounting for stock option compensation on a prospective basis.
Change of Control of BCE
      In 1999, stock option plans were modified to provide special vesting provisions in the event of a change of control of BCE.

      A change of control of BCE occurs when:

•	another party acquires 50% or more of the outstanding securities of a class of voting or equity securities of BCE;

•	the composition of the majority of the BCE board changes for areas such as a dissident proxy solicitation;

•	BCE’s shareholders approve plans or agreements for disposing of all or substantially all of BCE’s assets, liquidating or dissolving BCE, or in certain cases, merging, consolidating or amalgamating BCE; or

•	the MRCC determines that an event is a change of control.
      If there is a change of control of BCE and the option holder’s employment is terminated within 18 months of the change of control for a reason other than for cause or if the option holder terminates his or her employment for good reason, his or her unvested options can be exercised for a period of 90 days from the date of termination, or for a longer period that the BCE MRCC may determine.
Termination Clauses
      The following provisions for early termination apply to stock options, unless the MRCC has, for specific circumstances, determined otherwise either at the time an option is granted or later, based on its discretionary authority under the relevant stock option plan.
      All non-vested options are forfeited when an employee ceases to be employed by BCE or an applicable subsidiary. Participants have 30 days following their termination date (without exceeding the original option period) to exercise their vested options. At the end of the 30-day period or, as of the expiry date, all outstanding options are forfeited. The same provisions apply when someone dies, except that the estate has 12 months instead of 30 days to exercise all vested options (without exceeding the original expiry date).
      When an employee retires, options granted after September 2000 continue to vest for three years after retirement. Participants have three years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of the three-year period or, on the original expiry date if it is earlier, all outstanding options are forfeited.
      For options granted before September 2000 that have vested, participants have five years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of the five-year period or on the original expiry date if it is earlier, all outstanding options are forfeited.
      The termination provisions applicable to the ROE performance vesting options granted in 2004 are as follows:

•	If an employee ceases to be employed before January 1, 2006, all options are forfeited on the date employment is terminated. If an employee ceases to be employed in 2006, vested options on the termination date can be exercised within 30 days. Unvested options are forfeited. The same provisions apply if someone dies, except that the estate has 12 months to exercise vested options. At the end of this period, all outstanding options are forfeited.
      The termination provisions applicable to the Front-loaded options granted in 2005 are as follows:

•	If an employee ceases to be employed before January 1, 2006, all options are forfeited on the date employment is terminated. If an employee ceases to be employed in 2006, vested options on the termination date can be exercised within 30 days. Unvested options are forfeited.

Given that the vesting percentage established at the end of 2005 was 0%, if an employee ceases to be employed in 2006, 25% of the participant’s options will vest at the end of 2006 if the performance goal is met at that time. Participants will have 30 days after the date the BCE board confirms the vesting percentage to exercise vested options. Unvested options are forfeited. The same provisions apply if someone dies, except that the estate has 12 months to exercise vested options. At the end of this period, all outstanding options are forfeited.

•	If retirement occurred in 2005, one-third of the options are forfeited. No options will forfeit if retirement occurs in 2006. Options that are not forfeited upon retirement continue to vest for three years after the retirement date under the vesting schedule. Participants have three years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of this period or, on the original expiry date if it is earlier, all outstanding options are forfeited.
Deferred Cash Plan — 2002
      As there were outstanding payments in 2005 related to the Deferred Cash Plan — 2002, the following is provided for information. The plan was retired at the end of 2002.
      For the 2002 financial year only, the BCE MRCC established a long-term incentive program for our officers. The plan was introduced in lieu of participation in the BCE Long Term Incentive Plan which granted stock options in BCE shares in previous years. The 2002 plan was intended to reward individuals on the basis of the achievement of operational financial objectives — Revenues and Adjusted EBITDA — for that specific financial year, and for contributions towards maximizing BCE’s investment in us in respect of BCE’s intent to sell a minority interest in us.
      The target award for the President and Chief Executive Officer was established at 155% of base salary and at 60% of base salary for the named executive officers. The Achievement Levels for the objectives ranged from a Threshold to Maximum Factor of 95% to 120% and a Payout Factor of 90% to 200%.
      Payment associated with the financial objectives, each of which was assigned a weighting factor of 30%, for a total of 60%, was based on audited financial results approved by the board, while the remaining 40% was based on the named executive officers’ contributions toward maximizing BCE’s investment in us in respect of BCE’s intent to sell a portion of its ownership of us.
      Overall, the actual award earned represented 50% of the total target award. The portion attributable to Revenues and Adjusted EBITDA was payable in three equal annual installments in 2003, 2004 and 2005. The portion of the award attributable to the proposed sale of a portion of BCE’s stake in us was payable to the President and Chief Executive Officer in three equal installments in 2003, 2004 and 2005, whereas it was paid in full in 2003 for named executive officers reporting to the President and Chief Executive Officer.
Deferred Share Unit Plan
      To increase the alignment of executive and shareholder interests, BCE established the Deferred Share Unit Plan pursuant to which deferred share units, or DSUs, may be awarded to certain executive officers and other key employees of BCE and certain of its subsidiaries. Our executive officers, including the named executive officers, were eligible to participate in the BCE plan in 2005.
      DSUs have the same value as BCE common shares. The number and terms of outstanding DSUs are not taken into account when determining if and how many DSUs will be awarded under the plan. DSUs vest immediately. Dividend equivalents in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equal in value to dividends paid on BCE common shares.
      Executive officers can choose to have up to 100% of their annual short-term incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award becomes effective. These DSUs count towards the minimum share ownership requirements, which are described under “Share Ownership Requirements.”
      The BCE MRCC may also grant special awards of DSUs to recognize outstanding achievements or for reaching certain corporate objectives.
      Holders of DSUs may not redeem their DSUs while they are employed by a company of the BCE group. Once they leave the BCE group, BCE will buy a number of BCE common shares on the open market equal to the number of DSUs a participant holds in the plan, after withholding taxes and any other deductions. These shares are then delivered to the former employee.
Share Ownership Requirements
      We believe in the importance of substantial share ownership in the parent company and, in this regard, have compensation programs designed to encourage executive officer ownership of BCE common shares. A minimum share ownership level has been set as a percentage of annual base salary for the following positions:

•	President and Chief Executive Officer: 200%

•	Named executive officers reporting to the President and Chief Executive Officer: 100%
      The named executive officers must meet their target requirement within five years (5-year target) with the objective that 50% of their target will be reached within 3 years (3-year target). The 5-year target must be reached by April 2008, or within five years of when the officers were hired or promoted if it was after April 2003.
      BCE shares or share units received through the following plans can be used to reach the minimum share ownership level:

•	deferred share unit plan, which is described under “— Deferred Share Unit Plan”;

•	employees’ savings plan described in “Other Compensation Information — Summary Executive Compensation Table”, footnote (6);

•	BCE shares acquired and held by exercising stock options granted under BCE’s stock option plans, described under “Long-Term Incentives”; and

•	BCE shares received upon payment of restricted share units, described under “Mid-Term Incentive Plan.”
      Concrete measures are taken if the 3-year target or the 5-year target is missed. These measures include, but are not limited to, the payment of a portion of the short-term incentive award in DSUs, the payment of RSUs in shares and, when BCE stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the net financial gain resulting from the exercise. These measures remain in effect until the target is reached.
Composition of MRCC
      During 2005 and up to the date of this report, the MRCC consisted of five independent directors: Mr. R.J. Currie (Chair), Mr. R.A. Brenneman, Mr. A.S. Fell, Mr. J.H. McArthur and Mr. R.C. Pozen.

Other Compensation Information
      This section describes the named executive officers’ compensation and pension arrangements.

Executive Compensation Table
      Compensation information for 2005, 2004 and 2003 for the former President and Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers of Telesat Canada in 2005, or the named executive officers, is presented in the following table.

		Annual Compensation			Long-Term Compensation

					Securities
					Under	Shares or	Long-Term
					Options or	Units Subject	Incentive
				Other Annual	(SAR’s)	to Resale	Plan (LTIP)	All Other
		Salary	Bonus	Compensation	Granted	Restriction	Payouts	Compensation
Name and Principal Position	Year	($)	($)(2)	($)(3)	(#)(4)	(#)(5)	($)(6)	($)(7)

L.J. Boisvert (1)	2005	388,500	466,200	159,971	4,165	—	667,461	14,549
Former President and	2004	370,000	611,100	139,771	55,835	—	90,435	14,108
Chief Executive Officer	2003	360,000	237,600	28,543	57,878	—	90,434	13,075
Telesat Canada
T.H. Ignacy	2005	210,000	130,100	—	6,922	—	202,487	6,999
Chief Financial Officer	2004	195,000	156,600	—	13,078	—	10,528	6,591
Telesat Canada	2003	193,800	74,610	—	10,397	—	35,928	6,079
P.D. Bush	2005	199,500	139,700	122,994	7,592	—	201,379	6,650
Vice-President,	2004	185,000	118,900	—	12,408	—	9,420	6,245
Broadcasting & Corporate	2003	170,000	84,150	—	9,110	—	32,120	5,383
Development
Telesat Canada
R.J. Tinley	2005	199,500	133,500	—	7,592	—	201,102	6,650
Vice-President,	2004	185,000	129,600	—	12,408	—	9,143	6,251
Space Systems	2003	180,000	69,300	—	9,646	—	31,143	5,640
Telesat Canada
D.C. Lahey	2005	194,500	136,200	—	7,928	—	199,984	6,483
Vice-President,	2004	180,000	126,100	—	12,072	—	8,025	11,079
Business Development	2003	170,000	74,800	—	9,110	—	27,425	5,367
Telesat Canada

(1)	Mr. Boisvert resigned as President and Chief Executive Officer on September 8, 2006. Until the earlier of December 31, 2006 and the completion of this offering, Mr. Boisvert will remain on salary continuation with benefits as a senior advisor to be loaned to BCE. The terms of his employment and retirement arrangement, in addition to his pension benefits described under “— Other Compensation Information — Pension benefits for named executive officers,” were determined by our Board and are described under “— Other Compensation Arrangement — Employment and Retirement Arrangement with Laurier J. Boisvert.”

(2)	The Bonus earned in a given year is generally paid at the beginning of the following year; for example, the bonus earned in 2005 is payable early in 2006. In 2004, the MRCC recommended and the board approved a bonus payout in excess of two times target for Mr. Boisvert and Mr. Ignacy in recognition of their leadership and the company’s outstanding business results that year.

(3)	Amounts in this column are related to special compensation payments, or SCPs, triggered by the exercise of options. Please see “— Management — Other Compensation Information — Long-term Incentives” for details.

Perquisite and other personal benefits are not included as they total less than $50,000 or 10% of the total of the annual salary and bonus, which is the disclosure threshold, set by the applicable laws.

(4)	Options granted in 2005 are Front-loaded options granted under BCE’s stock option plans. These options have a three-year performance period ending on December 31, 2006. The grant reflects an adjustment to the 2004 grant of options so as to place our executives on the same long-term incentive cycle as the BCE executives. Please see “— Management — Other Compensation Information — Long-term Incentives” and the table under “— Management — Stock Options” for details.

Freestanding stock appreciation rights, or SARs, are not granted under BCE’s stock option plans.

(5)	None of the named executive officers participated in the Deferred Share Unit Plan, described under “— Management — Deferred Share Unit Plan.”

(6)	This column includes payments associated with the 2002 Long-term Incentive Plan Program, a deferred cash plan, or Deferred Cash Plan, that was retired in 2002. The first and second of the three payouts for the 2002 Plan were payable in the first quarter of 2003 and 2004 respectively and the third and final payout was made in the first quarter of 2005. For more information, see “— Management — Long-Term Incentives — Deferred Cash Plan — 2002.”

This column also includes amounts payable under the RSU plan in respect of the 2005 grant of RSUs specifically based on our attainment of strategic operational objectives pertaining to pre-approved financial targets. The grant of RSUs, which had a performance period of January 1, 2005 to December 31, 2005, became fully vested on January 31, 2006 when the BCE board confirmed the achievement of the objectives. The value of the RSUs was determined on the day they vested, i.e., January 31, 2006, based on a BCE share price of $27.38 (the day preceding the vesting date). For each of the named executive officers, with the exception of Mr. Boisvert, this translated to an RSU cash payment in the amount of $191,959 based on 7,010 restricted share units. In Mr. Boisvert’s case, he allocated 50% of his RSU payment to the purchase of 5,635 BCE common shares valued at $154,903 on an after tax basis based on 10,516 RSUs and elected to receive the remaining 50% in the form of a cash payment in the amount of $287,938 before tax based on 10,516 RSUs. See “— Management — Mid-Term Incentive Plan” for details.

(7)	Amounts in this column include company contributions under the BCE Employees’ Savings Plan. Under this plan, our employees, including executive officers, are eligible to make a basic contribution toward the purchase of BCE common shares of up to 6% of their base salary and target short-term incentive award matched by our contribution of $1 for every $3 contributed by the employee.

In the case of Mr. Lahey, this column includes a $5,000 relocation allowance in 2004.

This column also includes payments for life insurance premiums for the named executive officers.

Long-term Incentives

Stock Options
      This table below shows individual grants of Front-loaded stock options made to each of the named executive officers under BCE’s stock option program for the financial year ended December 31, 2005.
BCE Options/ SAR Grants During the Most Recently Completed Financial Year

				Market Value of
		% of Total		Securities
		Options/SARs		Underlying
	Securities Under	Granted to	Exercise or	Options/SARs on
	Options/SARs	Employees in	Base Price	the Date of Grant	Expiration
Name	Granted (#)(1)(2)	Financial Year(2)	($/Security)(3)	($/Security)(3)	Date

L. J. Boisvert	4,165	0.3%	$28.97	$28.97	Feb. 6, 2011
T. H. Ignacy	6,922	0.5%	$28.97	$28.97	Feb. 6, 2011
P. D. Bush	7,592	0.5%	$28.97	$28.97	Feb. 6, 2011
R. J. Tinley	7,592	0.5%	$28.97	$28.97	Feb. 6, 2011
D. C. Lahey	7,928	0.5%	$28.97	$28.97	Feb. 6, 2011

(1)	Each of the named executive officers received a grant of 2004-2006 Front-loaded options in 2005 for the three-year period ending on December 31, 2006. The number of options granted reflects an adjustment to the 2004 grant of options so as to place our executives on the same long-term incentive cycle as the BCE executives. The vesting of the 2004-2006 Front-loaded options is based on the BCE total shareholder return, or BCE TSR, meeting or exceeding the median total shareholder return, or median TSR, of a group of 12 Canadian and U.S. publicly traded telecommunications companies. The performance was evaluated at the end of 2005 and will again be evaluated at the end of 2006:

•	At the end of 2005 (end of second year of the performance period). On January 31, 2006, the BCE board confirmed that the BCE TSR did not meet the median TSR for the two-year period ending December 31, 2005. As a result, none of the 2004-2006 Front-loaded options vested on January 31, 2006. Fifty percent of the 2004-2006 Front-loaded options were to vest if the two-year BCE TSR had met or exceeded the two-year median TSR, which is calculated over the same two-year period, i.e., from January 1, 2004 to December 31, 2005.

•	At the end of 2006 (end of third year of the performance period). One hundred percent of the 2004-2006 Front-loaded options will vest if the three-year BCE TSR meets or exceeds the three-year median TSR, which will be calculated over the same three-year period, i.e., from January 1, 2004 to December 31, 2006.

Each option granted under the BCE Stock Option Program covers one common share of BCE No rights to SCPs were attached to options granted in 2005. Please see “— Long-term Incentives” for details.

(2)	These numbers represent stock options. No freestanding SARs are granted.

(3)	The exercise price of the stock options in this table is equal to the closing price of the common shares of BCE on the TSX on the day before the grant was effective.
      The table below is a summary of all the stock options that each of the named executive officers exercised under BCE’s stock option plans in the financial year ended December 31, 2005. It also shows the total value of their unexercised options at December 31, 2005.
Aggregated BCE Option/ SAR Exercises during the most recently completed financial year and financial year-end BCE option/ SAR Values

						Value of Unexercised
						“In the Money”
						Options/SARs at
				Unexercised Options/SARs		December 31, 2005
		Securities	Aggregate	at December 31, 2005 (#)(2)		($)(2)(3)
		Acquired on	Value Realized
Name		Exercise (#)	($)(1)	Exercisable/	Unexercisable	Exercisable/	Unexercisable

L. J. Boisvert	BCE Stock Options	10,000	$159,971	121,204	88,939	$219,188	—
T. H. Ignacy	BCE Stock Options	—	—	31,111	25,199	$114,363	—
P. D. Bush	BCE Stock Options	10,000	$122,994	18,972	24,555	$4,769	—
R. J. Tinley	BCE Stock Options	—	—	6,173	24,823	—	—
D. C. Lahey	BCE Stock Options	—	—	6,555	24,555	—	—

(1)	The total value realized is calculated using the closing price for a board lot of common shares of BCE on the TSX on the date the options were exercised, less the exercise price. It does not include SCPs. These appear under the column entitled “Management — LTIP Payouts” under “— Other Compensation Information — Summary Compensation Table.” Please see “— Long-Term Incentives” for more information.

(2)	These numbers relate only to stock options. No freestanding SARs are granted.

(3)	An option is “in the money” when it can be exercised for a profit. This occurs when the market value of the BCE common shares is higher than the price at which they may be exercised. The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE on the TSX on December 31, 2005, less the exercise price of those options.

Pension Arrangements
      The named executive officers participate in two non-contributory defined benefit pension plans; namely, the basic plan and the supplemental plan.
      Benefits payable under the plans are calculated based on 1.4% of the average pensionable earnings up to the average year’s maximum pensionable earnings, or YMPE, ($41,100 for 2005) plus 2.0% of average pensionable earnings above the average YMPE, for every year of pensionable service. Benefits are based on pensionable service and the average of the best consecutive 36 months of pensionable earnings.
      Pensionable earnings include salary and 75% of the lesser of:

(i) the annual incentive performance amount earned, or

(ii) the target performance incentive times the annual base salary
      Benefits payable are split between the basic and the supplemental pension plans. The basic plan covers up to the 2005 Canada Revenue Agency maximum of $2,000 per year of service and the supplemental plan covers pension income above the Canada Revenue Agency maximum.
      Benefits are partially indexed annually to increases in the Consumer Price Index, but in no case can indexation exceed 2%. Pensions are payable for life. The surviving spouse of a named executive officer who dies after retirement receives 60% of the pension that was payable to the named executive officer immediately prior to his death.

Estimated Annual Pension Benefits
      The table below shows estimated annual pension benefits for various categories of pensionable earnings and years of pensionable service that would be payable under the pension plan upon retirement of the eligible named executive officers on December 31, 2005. A named executive officer may receive up to 70% of the highest consecutive 36 months of pensionable earnings.

	Years of Pensionable Service

Pensionable Earnings	15	20	25	30	35

$150,000	$41,400	$55,100	$68,900	$82,700	$96,500
200,000	56,400	75,100	93,900	112,700	131,500
250,000	71,400	95,100	118,900	142,700	166,500
300,000	86,400	115,100	143,900	172,700	201,500
350,000	101,400	135,100	168,900	202,700	236,500
400,000	116,400	155,100	193,900	232,700	271,500
450,000	131,400	175,100	218,900	262,700	306,500
500,000	146,400	195,100	243,900	292,700	341,500
550,000	161,400	215,100	268,900	322,700	376,500
600,000	176,400	235,100	293,900	352,700	411,500

Pension Benefits for Named Executive Officers
      The number of years of service for calculating total retirement benefits at December 31, 2005 was 32.8 years for Mr. Boisvert; 19.3 years for Mr. Ignacy; 17.6 years for Mr. Bush; 26.2 years for Mr. Tinley; and 15.0 years for Mr. Lahey. The three-year average pensionable earnings for calculating total retirement benefits at December 31, 2005 was $540,608 for Mr. Boisvert; $251,995 for Mr. Ignacy; $233,352 for Mr. Bush; $237,560 for Mr. Tinley; and $229,144 for Mr. Lahey.

      On the basis of current compensation and service accrual to the earliest eligibility date for a supplemental pension or the next anniversary if eligibility has already been reached, the estimated annual retirement benefits payable are as follows:

	Age at Earliest	Estimated
Executive	Eligibility Date	Annual Benefit

L. J. Boisvert(1)	63	$365,800
T. H. Ignacy	55	$106,100
P. D. Bush	55	$110,000
R. J. Tinley	62	$121,000
D. C. Lahey	55	$104,900

(1)	Upon Mr. Boisvert’s retirement (see footnote (1) to the Executive Compensation Table above under “ — Other Compensation Information” for more information on his retirement), his pension benefits will be calculated as if he retired with 35 years of pensionable service. Mr. Boisvert will receive an estimated annual benefit of $415,200 per year.
Other Compensation Arrangements

Employment and Retirement Arrangement with Laurier J. Boisvert
      The terms of Mr. Boisvert’s employment as a senior advisor and his retirement were agreed to on September 8, 2006. In addition to the pension arrangements described under “ — Other Compensation Information — Pension benefits for named executive officers,” the following sets out the principal terms of this arrangement:

•	continuation of salary (annual 2006 salary of $415,000) and benefits until the earlier of December 31, 2006 and the completion of this offering;

•	a lump sum termination allowance of $2,077,300;

•	annual incentive award for 2006 of $538,650;

•	a payment for outstanding vacation days of $221,856;

•	a payment of US$2,000,000 if certain transactions regarding Mobile Satellites Ventures, Limited Partnership, and TerreStar Networks Inc. occur;

•	a recognition award of $3,000,000 upon the completion of this offering or certain other specified transactions which affect the ownership of the Company, which may, at Mr. Boisvert’s option, be invested in Class B non-voting shares sold pursuant to this offering;

•	retention of options granted on the following basis:

•	options granted before September 2000: all options vested and exercisable for 5 years after retirement subject to original exercise term of 10 years;

•	options granted after September 2000 but before 2004: options vest during 3 years after retirement and exercisable following vesting subject to original exercise term of 10 years;

•	options granted in 2004 and 2005: options vest and exercisable during 3 years after retirement date subject to the terms of the plan, except that upon completion of this offering the options granted in 2004 would become immediately vested and would be exercisable for 3 years following Mr. Boisvert’s retirement date.
      These payments are subject to Mr. Boisvert’s compliance with non-competition, non-solicitation and confidentiality provisions.
      In addition, Mr. Boisvert, Telesat Canada and BCE have entered into mutual releases and discharges with respect to any right, action or claim in respect of Mr. Boisvert’s employment with Telesat Canada.

Employment Arrangement with Daniel S. Goldberg
      We have entered into an Employment Agreement, effective September 18, 2006, with Daniel S. Goldberg, the new President and Chief Executive Officer of Telesat. Mr. Goldberg has also been appointed President and Chief Executive Officer of Telesat Holding Inc. Mr. Goldberg, a graduate of the Harvard Law School, has been working in the communications sector for the past 15 years and in satellite operating companies since 1998, most recently as the Chief Executive Officer of SES New Skies, an owner/ operator of a global satellite communications network that provides satellite capacity and other services for the transmission of video, data, internet and voice services to corporate and government entities around the world.
      Under the Employment Agreement, Mr. Goldberg’s annual base salary is $670,000 per year, reviewable annually for increase (but not decrease), with a target cash bonus of 100% per year and a maximum cash bonus of 200% per year of base salary, subject to attainment of certain performance targets to be established by our Board. For 2006, Mr. Goldberg will receive a minimum guaranteed annual bonus of no less than $670,000. Mr. Goldberg has also been granted $1,500,000 of BCE Restricted Share Units, which will vest in full on December 31, 2007 (or earlier in limited circumstances) subject to attainment of certain operating objectives to be established by our Board, and which will carry dividend equivalents from the date of grant. Upon vesting of the BCE Restricted Share Units, BCE will deliver to Mr. Goldberg one BCE common share for each vested RSU, less any applicable withholding tax. Mr. Goldberg also received a fair market value option to acquire $3,000,000 worth of BCE common shares. This option has a six year term, half of which vests on September 18, 2008 and the other half of which vests on September 18, 2009, subject to satisfaction of certain operating objectives. Mr. Goldberg also received a one-time cash signing bonus equal to approximately US$4.2 million, with the condition that Mr. Goldberg invest not less than approximately US$2.5 million (representing the approximate after-tax proceeds to Mr. Goldberg from this award) of such amount in Class B non-voting shares sold pursuant to this offering. So long as Mr. Goldberg remains employed by us, such Class B non-voting shares will be subject to a hold period of two years (subject to limited exceptions) from the closing of this offering. Mr. Goldberg is also entitled to an annual allowance of no less than $40,000 to cover certain benefits such as a vehicle, fitness clubs, tax returns and financial planning fees.
      Mr. Goldberg is also entitled to receive a success payment in connection with the completion of this offering or certain other specified transactions which effect the ownership of Telesat in an amount equal to approximately $           million. This success payment is equal to one-half of one percent of our “enterprise value” which is defined in the Employment Agreement as the sum of (i) the fair market value of our equity securities outstanding at the closing of this offering and (ii) the amount our debt (on a consolidated basis) outstanding immediately prior to the closing of this offering exceeds the value of any cash, cash equivalents, marketable securities or short term investments, held by us and our subsidiaries on a consolidated basis immediately prior to the closing of this offering. This amount is due and payable as follows (i) one-third upon closing of this offering, (ii) one-half of the balance on the first anniversary of the closing of this offering, and (iii) the remainder on the second anniversary of the closing of this offering. Such payment obligations accelerate in certain limited circumstances, including if Mr. Goldberg’s employment is terminated by us without “Cause” (as defined below), or by Mr. Goldberg for “Good Reason” (as defined below).
      Mr. Goldberg’s employment shall continue indefinitely until terminated in accordance with the Employment Agreement. In the event that Mr. Goldberg is terminated by us without “Cause” (as defined below) or he resigns for “Good Reason” (as defined below), subject to execution of a mutual release of claims, he will be entitled to:

•	a lump sum severance payment (calculated as described below);

•	any base salary, outstanding business expenses or other amounts due but not paid;

•	any earned but unpaid bonus in respect of a prior year;

•	a pro rata annual bonus for the year of termination, based on his prior year’s bonus;

•	full vesting for all outstanding equity awards, with stock options remaining exercisable for the remainder of their original terms;

•	reimbursement for outplacement services in an amount up to US$25,000; and

•	continued medical and dental benefits under our benefit plans for two and one-half years following termination of employment (subject to reduction if Mr. Goldberg receives equivalent benefits from a subsequent employer).
      The lump sum severance payable to Mr. Goldberg upon such a termination shall be equal to two and one-half times the sum of (1) his base salary in effect on the date of termination and (2) the greater of (x) his target annual bonus for the year in which the termination occurs and (y) the bonus paid or payable to him for the last completed year.
      “Good Reason” generally includes (i) a reduction by Telesat in Mr. Goldberg’s base salary or target and maximum bonus opportunities; (ii) any failure by Telesat to pay, grant or provide any amounts, entitlements or benefits to Mr. Goldberg within 90 days after they are due to be paid, granted or provided; (iii) any material diminution of the level of responsibility or authority of Mr. Goldberg, including his reporting duties; (iv) any adverse change in Mr. Goldberg’s title or position; (v) Mr. Goldberg’s removal from our board of directors (or the failure to re-elect him thereto); and (vi) Telesat requiring Mr. Goldberg to be based at any office or location that is more than 50 kilometers from our corporate headquarters in Ottawa, Ontario.
      “Cause” generally includes (i) a willful and material violation by Mr. Goldberg of certain key sections of his employment agreement that is not cured within 30 days of his receipt of written notice of such violation; (ii) the willful failure by Mr. Goldberg to substantially perform the duties reasonably assigned to him by the Board (other than as a result of physical or mental illness or injury) that is not cured within 30 days of his receipt of written notice of such failure; (iii) Mr. Goldberg’s willful misconduct, willful waste of corporate assets or gross negligence that substantially and materially injures us or our subsidiaries; or (iv) the laying of criminal charges against Mr. Goldberg for an indictable offence involving moral turpitude.
      If any amount or benefit received by Mr. Goldberg is subject to the excise tax imposed under Section 4999 of the United States Internal Revenue Code, an additional payment will be made to restore him to the after-tax position that he would have been in if the excise tax had not been imposed. Additionally, all payments made to Mr. Goldberg are subject to appropriate gross-up such that the net proceeds paid to him will be the same as if he were only subject to U.S. federal, and Maryland State, income taxes at the maximum stated individual marginal tax rates then in effect.
      The Employment Agreement also includes customary restrictive covenants concerning confidential information and inventions, as well as a non-solicitation covenant that applies to our employees, clients and suppliers during Mr. Goldberg’s employment under the Employment Agreement and for one year thereafter. Finally, the Employment Agreement also includes a non-competition covenant that applies during Mr. Goldberg’s employment under the Employment Agreement (and, unless his employment is terminated by us without Cause or by Mr. Goldberg with Good Reason, for one year thereafter) and that restricts him from providing personal services to any entity that is a material competitor of ours in the satellite business or in any other business in which we or our subsidiaries is engaged when Mr. Goldberg’s employment under the Employment Agreement terminates.
      Following a change of control as defined in the Employment Agreement, to the extent Mr. Goldberg ceases to be eligible to participate in certain BCE compensation plans and to the extent he has existing benefits or entitlements under such plans, or under the Employment Agreement, these benefits or entitlements shall continue in accordance with their terms. To the extent Mr. Goldberg ceases to be eligible to participate in such plans, or to the extent that BCE has requested that we migrate all future awards or benefits under new plans, we are required to provide Mr. Goldberg with benefits and entitlements under new plans (not linked to BCE) which will provide him with comparable benefits and entitlements.

Compensation Arrangements for Other Officers in Connection with Reorganization and Offering
      We have committed to enter into revised employment and other compensation arrangements with other of our executives. These arrangements are currently under discussion and will be finalized before the completion of this offering. These arrangements are expected to offer “success payments” to these executives in such an amount that, when aggregated and combined with the “success payment” to be made to Mr. Goldberg, will represent less than 1% of our enterprise value. Our professional compensation advisors have assured us that “success payments” at this level are in line with equity allocation practices at other companies that engage in transactions of this nature.
      Following the completion of this offering, we intend to create equity-based option and/or purchase plans for certain of our employees. At that time, required approvals, if any, would be sought.
PRINCIPAL SHAREHOLDER
      After completion of the Reorganization and this offering, BCE will own of record and beneficially 100% of our outstanding Class A common shares, representing approximately           % of our equity (           % if the underwriters exercise their over-allotment option in full) and 100% of the voting power associated with all classes of our outstanding shares. See “Description of the Share Capital.” BCE’s principal and registered offices are at 1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7. On October 11, 2006, BCE announced its intention to eliminate its holding company operations and convert its subsidiary Bell Canada into an income trust in the first quarter of 2007. Such an event would result in an acquisition of control of us pursuant to the Income Tax Act (Canada) which may limit our ability to utilize approximately $100 million of accrued capital losses.
RELATED PARTY TRANSACTIONS
      We have entered into various commercial arrangements with certain entities affiliated with BCE, including Bell ExpressVu, Bell Canada, NorthwesTel, Bell Aliant Regional Communications, Limited Partnership and CTV Specialty Television Enterprises Inc. These arrangements primarily relate to the sale or use of satellite transponder capacity and are entered into in the form of either service agreements or transponder purchaser and operating services agreements, the terms of which are generally described in “Our Business — Contracts.” Additionally, we provide Bell Canada with earth station, maintenance and installation services pursuant to various agreements.
      Pursuant to Section 27 of the Telecom Act, the rates, terms and conditions that we provide to our customers must be just and reasonable and not be unduly discriminatory, nor convey an undue preference. All the satellite capacity services that we provide to related parties fall under this legislation.

      Recorded transactions with related parties for goods and services are in the normal course of operations and are recorded at the exchange amount, which is the amount of consideration given for the service or the asset. See note 23 to the consolidated financial statements for more information.

	2003		2004		2005

		% of Total		% of Total		% of Total
	($ millions)	Revenue	($ millions)	Revenue	($ millions)	Revenue

Broadcast Services
Sales to customers outside consolidated entity(1)	96.8	28.1%	98.4	27.2%	102.6	21.6%
Sales to related parties(2)	96.7	28.1%	101.6	28.0%	104.5	22.0%
Carrier
Sales to customers outside consolidated entity	9.7	2.8%	10.9	3.0%	13.3	2.8%
Sales to related parties	17.8	5.2%	17.3	4.8%	17.2	3.6%
Business Networks Services
Sales to customers outside consolidated entity	55.1	16.0%	62.3	17.2%	115.0	24.2%
Sales to related parties	6.7	2.0%	6.5	1.8%	6.5	1.4%
Consulting and other
Sales to customers outside consolidated entity	26.5	7.7%	20.2	5.5%	23.8	5.0%
Sales to related parties	3.2	0.9%	3.2	0.9%	2.4	0.5%
Telesat Canada Subsidiaries
Sales to customers outside consolidated entity	31.5	9.1%	41.2	11.4%	88.1	18.6%
Sales to related parties	0.5	0.1%	0.6	0.2%	1.3	0.3%
Total
Sales to customers outside consolidated entity	219.6	63.7%	233.0	64.3%	342.8	72.2%
Sales to related parties	124.9	36.3%	129.2	35.7%	131.9	27.8%

(1)	Outside the consolidated entity represents all entities that would not be considered related to the company.

(2)	Related parties includes our shareholder, BCE, along with its subsidiaries and affiliates, including Bell Canada, NorthwesTel, Bell ExpressVu and Bell Globemedia.
      In addition to providing services to related parties, in 2003, 2004 and 2005, we purchased telecommunication and administrative services of $4.0 million (1.8% of total operating expenses), $6.8 million (3.1% of total operating expenses) and $9.3 million (2.9% of total operating expenses) from related parties, respectively.
      After the consummation of this offering, BCE will be entitled to certain rights with respect to the registration of any Class B non-voting shares and Class C common shares, including the Class B non-voting shares and Class C common shares that result from the conversion of its Class A common shares, under the U.S. Securities Act of 1933, or the Securities Act, pursuant to the terms of a registration rights agreement between us and BCE. We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights will terminate as to BCE’s Class B non-voting shares or Class C common shares when BCE may sell those Class B non-voting shares or Class C common shares under Rule 144(k) of the Securities Act.
      We believe that the terms of each of the agreements we have entered into with related parties are at arm’s length and, in each case, have been entered into in the ordinary course of our business.

DESCRIPTION OF THE SHARE CAPITAL
General
      We are an exempted company organized under the Canada Business Corporations Act, or the CBCA. The rights of our shareholders, including those persons who will become shareholders in connection with this offering, are governed by Canadian law and our articles of incorporation and by-laws. The CBCA differs in some material respects from laws generally applicable to U.S. corporations and their shareholders. The following is a summary of material provisions of our organizational documents.
Authorized Capitalization
      Following the Reorganization, our authorized share capital will consist of an unlimited number of Class A Voting Participation Shares, or Class A common shares, an unlimited number of Class B Non-Voting Participation Shares, or Class B non-voting shares, an unlimited number of Class C Voting Participation Shares, or Class C common shares, and an unlimited number of preferred shares, or Preferred Shares, issuable in series. Immediately prior to closing of this offering, after giving effect to the Reorganization, there will be                     Class A common shares, no Class B non-voting shares, no Class C common shares and no Preferred Shares outstanding.

Class A Common Shares

Voting Rights
      The holders of Class A common shares are entitled to one vote per share at all meetings of shareholders except meetings where only the holders of another specified class are entitled to vote separately as a class as provided by law.

Dividends
      Subject to the rights of the Preferred Shares outstanding from time to time, holders of Class A common shares are entitled to receive such dividends as our board of directors determines to declare on a share-for-share basis, as and when they are declared or paid, provided that our board of directors shall declare and pay identical dividends in respect of the Class B non-voting shares and the Class C voting shares.

Rights on Liquidation
      In the event of our liquidation, dissolution or winding-up or other distribution of our assets for the purpose of winding up our affairs, all our property and assets available for distribution to the holders of all classes of shares, subject to rights of any outstanding Preferred Shares, will be paid or distributed equally, share for share, to the holders of all shares without preference or distinction.

Conversion Privilege
      Any holder of Class A common shares may, at any time or from time to time, convert any or all Class A common shares held by such holder into Class B non-voting shares on the basis of one Class B non-voting share for each Class A common share so converted or into Class C common shares on the basis of one Class C common share for each Class A common share so converted.

Conversion Upon Offer
      In the event that an offer is made to purchase Class B non-voting shares or Class C common shares or both, as the case may, be and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Class B non-voting shares or the Class C common shares or both as the case may be are then listed, to be made to all or substantially all the holders of Class B non-

voting shares or Class C common shares or both in a province of Canada to which the requirement applies, then:

(i) in the case of an offer for Class B non-voting shares, each Class A common share shall become convertible at the option of the holder into one Class B non-voting share;

(ii) in the case of an offer for Class C common shares, each Class A common share shall become convertible at the option of the holder into one Class C common share; and

(iii) in the case of an offer for both, each Class A common share shall become convertible at the option of the holder into one Class C common share.
      These conversion rights are put in place to ensure compliance with the rules of the Toronto Stock Exchange. As a result, any offeror that makes an offer for one class of our shares will be compelled to make an offer for our other classes of shares.
      Each option, as the case may be, can be exercised at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Class A common shares for the purpose of depositing the resulting Class B non-voting shares or Class C common shares pursuant to the offer, and for no other reason. Our transfer agent will deposit the resulting Class B non-voting shares or Class C common shares on behalf of the holder.
      If Class B non-voting shares or Class C common shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the offeror or the offer is abandoned or withdrawn by the offeror or the offer otherwise expires without the Class B non-voting shares or the Class C common shares, as the case may be, being taken up and paid for, the Class B non-voting shares or the Class C common shares, as the case may be, resulting from the conversion will be re-converted into Class A common shares.
      In the event that the offeror takes up and pays for the Class B non-voting shares or the Class C common shares, as the case may be, resulting from the conversion, our transfer agent will deliver to the holders the consideration paid by the offeror.
      There will be no right to convert the Class A common shares into Class B non-voting shares or Class C common shares under this provision in the following cases:

(i) the offer to purchase Class B non-voting shares or Class C common shares or both, as the case may be, is not required under applicable securities legislation or the rules of a stock exchange on which the Class B non-voting shares or the Class C common shares or both are then listed to be made to all or substantially all of the holders of Class B non-voting shares or Class C common shares or both in a province of Canada to which the requirement applies, that is, the offer is an “exempt take-over bid” within the meaning of the foregoing securities legislation; or

(ii) an offer to purchase Class A common shares is made concurrently with the offer to purchase Class B non-voting shares or Class C common shares or both and the offers are identical in respect of price per share, percentage of outstanding shares for which the offers are made, and in all other material respects, including in respect of the conditions attaching thereto. Subject to the foregoing, the offer to purchase the Class A common shares must be unconditional, subject to the exception that the offer for the Class A common shares may contain a condition to the effect that the offeror is not required to take up and pay for Class A common shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer(s) for the Class B non-voting shares, the Class C common shares or both; or

(iii) (a) in the case of an offer for Class B non-voting shares, holders of Class B non-voting shares representing, in the aggregate, more than sixty-six and two-thirds percent (66 2/3%) of the then outstanding Class B non-voting shares (excluding shares owned immediately prior to the offer by the offeror and any joint actor) certify to our transfer agent and to us that they will not deposit any shares in response to the offer for the Class B non-voting shares;

(b) in the case of an offer for Class C common shares, holders of Class C common shares representing, in the aggregate, more than sixty-six and two-thirds percent (66 2/3%) of the then outstanding Class C common shares (excluding shares owned immediately prior to the offer by the offeror and any joint actor) certify to our transfer agent and to us that they will not deposit any shares in response to the offer for the Class C common shares; and

(c) in the case of an offer for both Class B non-voting shares and Class C common shares, holders of Class B non-voting shares and holders of Class C common shares representing, in the aggregate, more than sixty-six and two-thirds percent (66 2/3%) of the then outstanding Class B non-voting shares and Class C common shares together (excluding shares owned immediately prior to the offer by the offeror and any joint actor) certify to our transfer agent and to us that they will not deposit any shares in response to the offer for the Class B non-voting shares and the Class C common shares.

Modification
      The Class A common shares may not be subdivided, consolidated, reclassified or otherwise changed unless Class B non-voting shares and the Class C common shares are subdivided, consolidated, reclassified or otherwise changed as applicable in the same proportion and in the same manner, contemporaneously.

Offer to Purchase
      Subject to the constraints described below, we may not make an offer to purchase any outstanding Class A common shares unless at the same time we make an offer to purchase, on the same terms, an equivalent proportion of the outstanding Class B non-voting shares and Class C common shares.

Class B Non-Voting Shares

Voting Rights
      The holders of Class B non-voting shares are entitled to receive notice of, to attend, and to speak at all meetings of shareholders but are not entitled to vote except as required by law.

Dividends
      Subject to the rights of the Preferred Shares outstanding from time to time, holders of Class B non-voting shares are entitled to receive such dividends as our board of directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid, provided that our board of directors shall declare and pay identical dividends in respect of the Class A common shares and the Class C common shares.

Rights on Liquidation
      In the event of our liquidation, dissolution or winding-up or other distribution of our assets for the purpose of winding up our affairs, all our property and assets available for distribution to the holders of all classes of shares, subject to the rights of the Preferred Shares set forth below, will be paid or distributed equally, share for share, to the holders of all shares without preference or distinction.

Conversion Upon Offer
      In the event that an offer is made to purchase Class A common shares or Class C common shares or both, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Class C common shares are then listed, to be made to all or substantially all the holders of Class A common shares or Class C common shares or both in a province of Canada to which the requirement applies, then:

(i) in the case of an offer for Class A common shares, each Class B non-voting share shall become convertible at the option of the holder into one Class A common share;

(ii) in the case of an offer for Class C common shares, each Class B non-voting share shall become convertible at the option of the holder into one Class C common share; and

(iii) in the case of an offer for both, each Class B non-voting share shall become convertible at the option of the holder into one Class C common share.
      These conversion rights are put in place to ensure compliance with the rules of the Toronto Stock Exchange. As a result, any offeror that makes an offer for one class of our shares will be compelled to make an offer for our other classes of shares.
      Each option, as the case may be, can be exercised at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Class B non-voting shares for the purpose of depositing the resulting Class A common shares or Class C common shares pursuant to the offer, and for no other reason, including notably with respect to voting rights, which are deemed to be as set out above notwithstanding the conversion. Our transfer agent will deposit the resulting Class A common shares or Class C common shares on behalf of the holder.
      If Class A common shares or Class C common shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the offeror or the offer is abandoned or withdrawn by the offeror or the offer otherwise expires without the Class A common shares or the Class C common shares, as the case may be, being taken up and paid for, the Class A common shares or the Class C common shares, as the case may be, resulting from the conversion will be re-converted into Class B non-voting shares.
      In the event that the offeror takes up and pays for the Class A common shares or the Class C common shares, as the case may be, resulting from the conversion, our transfer agent will deliver to the holders the consideration paid by the offeror.
      There will be no right to convert the Class B non-voting shares into Class A common shares or Class C common shares under this provision in the following cases:

(i) the offer to purchase Class A common shares or Class C common shares or both, as the case may be, is not required under applicable securities legislation or the rules of a stock exchange on which the Class C common shares are then listed to be made to all or substantially all of the holders of Class A common shares or Class C common shares or both in a province of Canada to which the requirement applies, that is, the offer is an “exempt take-over bid” within the meaning of the foregoing securities legislation; or

(ii) an offer to purchase Class B non-voting shares is made concurrently with the offer to purchase Class A common shares or Class C common shares or both and the offers are identical in respect of price per share, percentage of outstanding shares for which the offers are made, and in all other material respects, including in respect of the conditions attaching thereto. Subject to the foregoing, the offer to purchase the Class B non-voting shares must be unconditional, subject to the exception that the offer for the Class B non-voting shares may contain a condition to the effect that the offeror is not required to take up and pay for Class B non-voting shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer(s) for the Class A common shares, the Class C common shares or both; or

(iii) (a) in the case of an offer for Class A common shares, holders of Class A common shares representing, in the aggregate, more than sixty-six and two-thirds percent (66 2/3%) of the then outstanding Class A common shares (excluding shares owned immediately prior to the offer by the offeror and any joint actor) certify to our transfer agent and to us that they will not deposit any shares in response to the offer for the Class A common shares;

(b) in the case of an offer for Class C common shares, holders of Class C common shares representing, in the aggregate, more than sixty-six and two-thirds percent (66 2/3%) of the then outstanding Class C common shares on a fully diluted basis, including conversion of all Class A common shares (excluding shares owned immediately prior to the offer by the offeror and any joint actor) certify to our transfer agent and to us that they will not deposit any shares in response to the offer for the Class C common shares; and

(c) in the case of an offer for both Class A common shares and Class C common shares, holders of Class C common shares representing, in the aggregate, more than sixty-six and two-thirds percent (66 2/3%) of the then outstanding Class C common shares on a fully diluted basis, including conversion of all Class A common shares (excluding shares owned immediately prior to the offer by the offeror and any joint actor) certify to our transfer agent and to us that they will not deposit any shares in response to the offer for the Class C common shares.

Automatic Conversion
      The Class B non-voting shares will be automatically converted into Class C common shares without any further act on the part of us or the holder if the provisions contained in both the Telecom Act and the Radio Act (or any statute having similar restrictions applicable to us) and related regulations relating to foreign ownership restrictions are repealed and not replaced, or if we determine, in our sole discretion, that such provisions are no longer applicable to us.

Modification
      Class B non-voting shares may not be subdivided, consolidated, reclassified or otherwise changed unless the Class A common shares and the Class C common shares are subdivided, consolidated, reclassified or otherwise changed as applicable in the same proportion and in the same manner, contemporaneously.

Offer to Purchase
      Subject to applicable laws, we may make an offer to purchase any outstanding Class B non-voting shares without at the same time making an offer to purchase, on the same terms, an equivalent proportion of the outstanding Class A common shares and the outstanding Class C common shares.

Class C Common Shares

Voting Rights
      The holders of Class C common shares are entitled to one vote per share at all meetings of shareholders except where the holders of a specified class are entitled to vote separately as a class as provided by law.

Dividends
      Subject to the rights of the Preferred Shares outstanding from time to time, holders of Class C common shares are entitled to receive such dividends as our board of directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid provided that our board of directors shall declare and pay identical dividends in respect of the Class A common shares and the Class B non-voting shares.

Rights on Liquidation
      In the event of our liquidation, dissolution or winding-up or other distribution of our assets for the purpose of winding up our affairs, all our property and assets available for distribution to the holders of all classes of shares, subject to rights of the Preferred Shares set forth below, will be paid or distributed equally, share for share, to the holders of all shares without preference or distinction.

Modification
      The Class C common shares may not be subdivided, consolidated, reclassified or otherwise changed unless the Class A common shares and the Class B non-voting shares are subdivided, consolidated,

reclassified or otherwise changed as applicable in the same proportion and in the same manner contemporaneously.

Conversion Upon Offer
      In the event that an offer is made to purchase Class A common shares or Class B non-voting shares or both, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Class B non-voting shares are then listed, to be made to all or substantially all the holders of Class A common shares or Class B non-voting shares or both, in a province of Canada to which the requirement applies, then:

(i) in the case of an offer for Class A common shares, each Class C common share shall become convertible at the option of the holder into one Class A common share;

(ii) in the case of an offer for Class B non-voting shares, each Class C common share shall become convertible at the option of the holder into one Class B non-voting shares share; and

(iii) in the case of an offer for both, each Class C common share shall become convertible at the option of the holder into one Class B non-voting share.
      These conversion rights are put in place to ensure compliance with the rules of the Toronto Stock Exchange. As a result, any offeror that makes an offer for one class of our shares will be compelled to make an offer for our other classes of shares.
      Each option, as the case may be, can be exercised at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Class C common shares for the purpose of depositing the resulting Class A common shares or Class B non-voting shares pursuant to the offer, and for no other reason. Our transfer agent will deposit the resulting Class A common shares or Class B non-voting shares on behalf of the holder.
      If Class A common shares or Class B non-voting shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the offeror or the offer is abandoned or withdrawn by the offeror or the offer otherwise expires without the Class A common shares or the Class B non-voting shares, as the case may be, being taken up and paid for, the Class A common shares or the Class B non-voting shares, as the case may be, resulting from the conversion will be re-converted into Class C common shares.
      In the event that the offeror takes up and pays for the Class A common shares or the Class B non-voting shares, as the case may be, resulting from the conversion, our transfer agent will deliver to the holders the consideration paid by the offeror.
      There will be no right to convert the Class C common shares into Class A common shares or Class B non-voting shares in the following cases:

(i) the offer to purchase Class A common shares or Class B non-voting shares, as the case may be, is not required under applicable securities legislation or the rules of a stock exchange on which the Class A common shares or Class B non-voting shares or both are then listed, to be made to all or substantially all of the holders of Class A common shares or Class B non-voting shares or both in a province of Canada to which the requirement applies, that is, the offer is an “exempt take-over bid” within the meaning of the foregoing securities legislation; or

(ii) an offer to purchase Class C common shares is made concurrently with the offer to purchase Class A common shares or Class B non-voting shares or both and the offers are identical in respect of price per share, percentage of outstanding shares for which the offers are made, and in all other material respects, including in respect of the conditions attaching thereto. Subject to the foregoing, the offer to purchase the Class C common shares must be unconditional, subject to the exception that the offer for the Class C common shares may contain a condition to the effect that the offeror is not required to take up and pay for Class C common shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offers for the Class A common shares or Class B non-voting shares or both; or

(iii) (a) in the case of an offer for Class A common shares, holders of Class A common shares representing, in the aggregate, more than sixty-six and two-thirds percent (66 2/3%) of the then outstanding Class A common shares (excluding shares owned immediately prior to the offer by the offeror and any joint actor) certify to our transfer agent and to us that they will not deposit any shares in response to the offer for the Class A common shares;

(b) in the case of an offer for Class B non-voting shares, holders of Class B non-voting shares representing, in the aggregate, more than sixty-six and two-thirds percent (66 2/3%) of the then outstanding Class B non-voting shares (excluding shares owned immediately prior to the offer by the offeror and any joint actor) certify to our transfer agent and to us that they will not deposit any shares in response to the offer for the Class B non-voting shares; and

(c) in the case of an offer for both Class A common shares and Class B non-voting shares, holders of Class A common shares and Class B non-voting shares representing, in the aggregate, more than sixty-six and two-thirds percent (66 2/3%) of the then outstanding Class A common shares and Class B non-voting shares, together (excluding shares owned immediately prior to the offer by the offeror and any joint actor) certify to our transfer agent and to us that they will not deposit any shares in response to the offer for the Class A common shares and the Class B non-voting shares.

Offer to Purchase
      Subject to the constraints described below, we may not make an offer to purchase any outstanding Class C common shares unless at the same time we make an offer to purchase, on the same terms, an equivalent proportion of the outstanding Class A common shares and Class B non-voting shares.

Preferred Shares
      Our board of directors may fix by resolution the designations, preferences and relative, participating, optional or other rights and the qualifications, limitations or restrictions of our Preferred Shares, including the number of shares in any series, liquidation preferences, dividend rates, voting rights, conversion rights and redemption provisions. The issuance of Preferred Shares and the terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to holders of our Class A common shares, Class B non-voting shares and Class C common shares or adversely affect the rights and powers, including voting rights, of the holders of our Class A common shares, Class B non-voting shares and Class C common shares without any further vote or action by the holders of our Class A common shares, Class B non-voting shares and Class C common shares. Any series of the Preferred Shares issued by our board of directors could have priority over the Class A common shares, Class B non-voting shares and the Class C common shares in terms of dividend or liquidation rights or both. The issuance of Preferred Shares, or the issuance of rights to purchase Preferred Shares, could make it more difficult for a third party to acquire a majority of our outstanding voting shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of Preferred Shares may have the effect of decreasing the market price of our Class A common shares, Class B non-voting shares and Class C common shares. There are currently no outstanding Preferred Shares, and we have no present intention to issue any Preferred Shares.
Constraints

Class A Common Shares and Class C Common Shares
      Our voting shares are subject to constraints on issuance and transfer to ensure our ongoing compliance with the foreign ownership provisions of the Telecom Act and the Radio Act and related regulations which require that at least 66 2/3% of our voting shares be owned and controlled either directly or indirectly by a Canadian. In order to enforce this requirement, we may, in accordance with our articles:

(i) refuse to issue voting shares;

(ii) refuse to allow any transfer of voting shares to be recorded in our share register;

(iii) suspend the rights of a holder of voting shares to vote at a meeting of our shareholders; and

(iv) sell, repurchase or redeem any voting shares.
      These constraints are substantially similar to those included in Telesat’s articles of incorporation.

Minimum Threshold of Voting Shares
      We will not issue, including upon the conversion of Class A common shares, any Class B non-voting shares if to do so would result in our total equity outstanding represented by voting shares to fall below 40% of all outstanding participating shares, excluding any Preferred Shares.
TSX Trust Agreement
      BCE, as the holder of at least 80% of our outstanding voting securities, will be required to enter into an agreement with a trustee for the benefit of the holders of the Class B non-voting shares from time to time, which agreement will have the effect of preventing transactions that would deprive the holders of Class B non-voting shares of rights under applicable take-over bid legislation to which they would have been entitled in the event of a take-over bid if the voting securities were instead Class B non-voting shares.
Articles of Incorporation and By-laws

Articles of Incorporation
      We are governed by our articles of incorporation under the CBCA, and by our by-laws. Our Canada corporation number is 654986-1. Our articles provide that there are no restrictions on the business we may carry on or on the powers we may exercise. Companies incorporated under the CBCA are not required to include specific objects or purposes in their articles or by-laws.

Directors
      Subject to certain exceptions, including in respect of their own compensation, directors may not vote on matters in which they have a material interest. Directors are entitled to remuneration as determined by the board of directors. The directors may also award special remuneration to any director undertaking special services on our behalf. Directors are also entitled to reimbursement of out-of-pocket costs incurred in connection with their capacity as a director. The directors cannot conduct any business without a quorum of directors. The directors have the ability under the CBCA to exercise our borrowing power, without authorization of the shareholders. The shareholders have the ability to restrict their authority through our articles or by-laws (or through a unanimous shareholder agreement), but no such restrictions are in place. Our by-laws do not provide for any age limit restrictions regarding our directors and there is no requirement that directors hold a specified number of our shares.

Action Necessary to Change the Rights of Shareholders
      The rights, privileges, restrictions and conditions attaching to our different classes of shares may only be changed by Articles of Amendment, which must be authorized by a special resolution of shareholders (being a resolution passed by more than two-thirds of the votes cast on the matter at a meeting of shareholders). In certain cases specified in the CBCA, including an amendment to our articles of incorporation to create a class of shares having rights superior to those of the Class B non-voting shares, holders of Class B non-voting shares would have a right to dissent in respect of the proposed amendment. Dissenting shareholders who follow the procedure set out in the CBCA would be entitled to require us to pay them the fair value of their shares.

Annual and Special Meetings of Shareholders
      We are required to mail a notice of meeting and Management Information Circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities in Canada and the U.S. A quorum of one shareholder in person or represented by proxy holding or representing by proxy not less than 10 percent of the total number of issued and outstanding shares is required to properly constitute a meeting of shareholders. Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to our annual and/or special meetings.

Limitations on Rights to Own Shares
      See “Our Business — Government Regulation — Canadian Regulatory Environment.”

Disclosure of Share Ownership
      Under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer. This report must be filed within 10 days after the acquisition or transfer takes place.
      The rules in the U.S. governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Securities Exchange Act of 1934, or the Exchange Act, imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Other Provisions of Articles and By-laws
      There are no provisions in our articles or by-laws:

•	Delaying or prohibiting a change-in-control of the company that operate only with respect to a merger, acquisition or corporate restructuring;

•	Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;

•	Requiring disclosure of share ownership; or

•	Governing changes in capital, where such provisions are more stringent than those required by law.
Transfer Agent and Registrar
      The transfer agent and registrar for our Class B non-voting shares is                     . The transfer agent’s telephone number is                     .

SHARES AVAILABLE FOR FUTURE SALE
      Prior to this offering, there has not been any public market for our Class B non-voting shares. We cannot predict what effect, if any, market sales of our Class B non-voting shares or our other common shares, or the availability of our common shares for sale, will have on the market price of our Class B non-voting shares. Nevertheless, sales of substantial amounts of common shares or Class B non-voting shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our Class B non-voting shares and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.
      Upon the closing of this offering, we will have an aggregate of                     Class B non-voting shares outstanding, assuming no exercise of the underwriters’ option to purchase additional Class B non-voting shares, all of which will have been sold by us in this offering. In addition, we will have an aggregate of Class A common shares outstanding that are convertible at any time or from time to time into Class B non-voting shares on the basis of one Class B non-voting share for each Class A common share so converted. All the Class B non-voting shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any Class B non-voting shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. Any Class B non-voting shares issued as a result of a conversion of Class A common shares will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.
Rule 144
      In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares that are “restricted securities” for at least one year, including persons who may be deemed to be our “affiliate”, would be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the shares of the class outstanding, which, for our Class B non-voting shares, would be approximately Class B non-voting shares, based on the number outstanding upon closing of this offering and assuming no exercise by the underwriters of their option to purchase additional Class B non-voting shares; and

•	the average weekly reported volume of trading in the shares on the New York Stock Exchange, or NYSE, during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, including Class B non-voting shares resulting from the conversion of their Class A common shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.
Registration Rights
      After the consummation of this offering, BCE will be entitled to certain rights with respect to the registration of any Class B non-voting shares and Class C common shares, including the Class B non-voting shares and Class C common shares that result from the conversion of its Class A common shares, under the Securities Act pursuant to the terms of a registration rights agreement between us and BCE.
      We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights will terminate as to BCE’s Class B non-voting shares or Class C common shares when BCE may sell those Class B non-voting shares or Class C common shares under Rule 144(k) of the Securities Act.

MATERIAL CANADIAN FEDERAL AND UNITED STATES
FEDERAL INCOME TAX CONSIDERATIONS
Certain Canadian Federal Income Tax Considerations
      In the opinion of our Canadian legal counsel, Stikeman Elliott LLP, and the Canadian legal counsel of the Underwriters, Ogilvy Renault LLP, the following is, as of the date hereof, a discussion of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Class B non-voting shares by a purchaser who acquires Class B non-voting shares in our offering of Class B non-voting shares subject to the exceptions, assumptions and qualifications set forth below.
      This discussion is applicable to a purchaser of our Class B non-voting shares who, at all relevant times, for the purposes of the Income Tax Act (Canada), or the Tax Act, deals at arm’s length with us and the Underwriters, is not affiliated with us or the Underwriters, and holds our Class B non-voting shares as capital property, or a Shareholder. Our Class B non-voting shares will be considered to be capital property to a purchaser provided that such purchaser does not hold our Class B non-voting shares in the course of carrying on a business of buying and selling securities and has not acquired our Class B non-voting shares in one or more transactions considered to be an adventure in the nature of trade. Class B non-voting shares acquired by certain “financial institutions” (as defined in section 142.2 of the Tax Act) will not be held as capital property by such holders and will be subject to special “mark-to-market” rules contained in the Tax Act. This discussion does not take into account these special rules and holders to which these special rules may be relevant should consult their own tax advisors. This discussion also does not apply to a purchaser that is a “specified financial institution” as defined in the Tax Act.
      This discussion is based on the current provisions of the Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention, or the Convention, and our counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency, or the CRA, made publicly available prior to the date of this prospectus. It also takes into account all specific proposals to amend the Tax Act and regulations, thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof. This discussion does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account other federal or any provincial or foreign income tax legislation or considerations. There is no assurance that the proposed amendments will be enacted in the form proposed or at all.
      This discussion is not intended to be legal or tax advice to any particular investor. Investors are urged to consult their own tax advisors for advice with respect to the tax consequences of an investment in our Class B non-voting shares, based on their particular circumstances.

Shareholders Resident in Canada
      The following discussion applies to a Shareholder who, at all relevant times, for the purposes of the Tax Act, is resident or is deemed to be resident in Canada, or a Resident Shareholder. Certain Resident Shareholders whose Class B non-voting shares might not otherwise qualify as capital property may, in certain circumstances, treat such Class B non-voting shares and all other “Canadian securities” held by such Resident Shareholder as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.

Taxation of Dividends on Class B Non-Voting Shares
      Dividends (including deemed dividends) received on our Class B non-voting shares by a Resident Shareholder who is an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from corporations resident in Canada. Draft legislation released on September 29, 2006 would provide for an enhanced dividend tax credit in respect of “eligible dividends” paid after 2005. No assurance can be given that such draft legislation will be enacted.

      Taxable dividends received by an individual (other than certain specified trusts) will be relevant in computing possible liability for alternative minimum tax.
      Dividends (including deemed dividends) received on our Class B non-voting shares by a Resident Shareholder that is a corporation will be included in computing the corporation’s income and may be deductible in computing the corporation’s taxable income.
      A Resident Shareholder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Class B non-voting shares to the extent such dividends are deductible in computing its taxable income.

Disposition of Class B Non-Voting Shares
      A Resident Shareholder who disposes of or is deemed to dispose of our Class B non-voting shares may realize a capital gain (or sustain a capital loss) to the extent that the Resident Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Class B non-voting shares to the Resident Shareholder. If the Resident Shareholder is a corporation, any capital loss arising on a disposition of a share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the share. Analogous rules may apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.
      One-half of any capital gain realized by a Resident Shareholder in a taxation year will be included in computing the Resident Shareholder’s income for such year, or a taxable capital gain, and one-half of any capital loss realized by a Resident Shareholder in a taxation year, an allowable capital loss, may be deducted from the Resident Shareholder’s taxable capital gains realized in that year in accordance with the rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back three years or carried forward and deducted in a subsequent year against taxable capital gains realized in such years in accordance with the rules in the Tax Act.
      Capital gains realized by an individual (other than certain specified trusts) will be relevant in computing possible liability for alternative minimum tax.
      Corporations that are “Canadian-controlled private corporations” as defined in the Tax Act may be subject to an additional refundable 6 2/3% tax on their “aggregate investment income” (which is defined in the Tax Act to include an amount in respect of taxable capital gains but not dividends or deemed dividends deductible in computing taxable income).

Automatic Exchange of Class B Non-Voting Shares for Class C Common Shares
      Under certain circumstances (see “Description of the Share Capital — Class B Non-Voting Shares — Automatic Conversion”), the Class B non-voting shares will be automatically converted into Class C common shares. Such an exchange of Class B non-voting shares for Class C common shares will not constitute a disposition for Canadian federal income tax purposes, and therefore, a Shareholder will not recognize any gain or loss upon the exchange of a Class B non-voting share for a Class C common share. The cost of the Class C common shares will equal the adjusted cost base of the Resident Shareholder’s Class B non-voting shares at the time of the exchange. The Canadian federal income tax consequences of holding and disposing of Class C common shares will be the same as the Canadian federal income tax consequences of holding and disposing of Class B non-voting shares.

Shareholders Not Resident in Canada
      The following discussion applies to a Shareholder who, at all relevant times, for purposes of the Tax Act is neither resident nor deemed to be resident in Canada, does not and is not deemed to use or hold the Class B non-voting shares in, or in the course of, carrying on a business in Canada, and does not hold Class B non-voting shares as part of the business property of a permanent establishment in Canada or in connection with a fixed base in Canada, or a Non-Resident Shareholder. In addition, this discussion does not apply to an insurer who carries on business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act).

Dividends
      Dividends paid or credited or deemed to be paid or credited on our Class B non-voting shares to a Non-Resident Shareholder will be subject to a Canadian non-resident withholding tax at a rate of 25%. Such non-resident withholding tax may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and the country of which the Non-Resident Shareholder is a resident. Under the Convention, the rate of withholding tax in respect of dividends or deemed dividends beneficially owned by a Non-Resident Shareholder who is a resident of the United States for the purposes of the Convention is generally reduced to 15% unless the Non-Resident Shareholder is a company that owns at least ten per cent of our voting stock, in which case, the rate is reduced to 5%.

Disposition of Class B Non-Voting Shares
      A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized by such shareholder on a disposition of our Class B non-voting shares unless the Class B non-voting shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Shareholder at the time of disposition and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention. As long as the Class B non-voting shares are listed on a prescribed stock exchange for the purposes of the Tax Act (which currently includes the TSX) at the time of disposition, the Class B non-voting shares may not constitute taxable Canadian property of a Non-Resident Shareholder, unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued Class B non-voting shares or any class of shares of our capital stock. A Non-Resident Shareholder will not be required to obtain a certificate from the Canadian tax authorities pursuant to the provisions of section 116 of the Tax Act in connection with a disposition of Class B non-voting shares if the Class B non-voting shares are listed on a prescribed stock exchange for the purposes of the Tax Act at the time of their disposition.

Automatic Exchange of Class B Non-Voting Shares for Class C Common Shares
      Under certain circumstances (see “Description of the Share Capital — Class B Non-Voting Shares — Automatic Conversion”), the Class B non-voting shares will be automatically converted into Class C common shares. Such an exchange of Class B non-voting shares for Class C common shares will not constitute a disposition for Canadian federal income tax purposes, and therefore, a Non-resident shareholder will not recognize any gain or loss upon the exchange of a Class B non-voting share for a Class C common share. The cost of the Class C common shares will equal the adjusted cost base of the Non-resident’s Class B non-voting shares at the time of the exchange. The Canadian federal income tax consequences of holding and disposing of Class C common shares will be the same as the Canadian federal income tax consequences of holding and disposing of Class B non-voting shares.
Certain United States Federal Income Tax Considerations
      In the opinion of our U.S. tax counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, the following is a discussion of material U.S. federal income tax consequences to a U.S. Shareholder, as defined below, of the ownership and disposition of Class B non-voting shares that are acquired in this offering, subject to the exceptions, assumptions and qualifications set forth below. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated under the Code, administrative pronouncements or practices, judicial decisions as well as certain representations made by us, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, or the failure of any factual representation to be true, correct, and complete in all material respects, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service, or the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.
      This discussion does not address any U.S. federal alternative minimum tax; U.S. federal estate, gift, or other non-income tax; or any state, local, or non-U.S. tax consequences of the ownership and disposition of shares. In addition, this discussion does not address the U.S. federal income tax consequences to certain categories of U.S. Shareholders, including, for example, U.S. Shareholders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) hold shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (vi) acquire shares as compensation for services or through the exercise or cancellation of employee stock options or warrants, (vii) have a functional currency other than the U.S. dollar, or (viii) own or have owned directly, indirectly, or constructively 10% or more of all classes of our shares entitled to vote.
      As used herein, “U.S. Shareholder” means a holder of shares that is for U.S. federal income tax purposes (i) a citizen or resident of the U.S., (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) organized under the laws of the U.S. or any political subdivision thereof, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal tax purposes, holds shares, the U.S. federal income tax treatment of an owner or partner will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding shares is urged to consult its own tax advisor.
      This discussion assumes that shares are held as capital assets, within the meaning of the Code, in the hands of a U.S. Shareholder at all relevant times.
      U.S. SHAREHOLDERS AND ALL OTHER HOLDERS OF SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF SHARES AND THE NON-U.S., U.S. FEDERAL, STATE, LOCAL, OR OTHER TAXING JURISDICTION CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF SHARES THAT ARE RELEVANT TO THEM UNDER THEIR PARTICULAR CIRCUMSTANCES.

Ownership of Shares

Payment of Dividends
      If the Company makes a distribution to a U.S. Shareholder, such U.S. Shareholder will be required to include in gross income as a dividend the gross amount of such distribution to the extent that such distribution does not exceed our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations on dividends received from a domestic corporation. A distribution in excess of the Company’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Shareholder’s adjusted tax basis in its shares and will be applied against and reduce that basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of the shares). To the extent that the distribution exceeds the U.S. Shareholder’s adjusted tax basis, the excess will be gain from a sale or exchange of the shares.
      If shares are readily tradeable on an established U.S. securities market, within the meaning of the Code, or if we are eligible for benefits under the Convention, then a distribution on shares received by a non-corporate U.S. Shareholder before January 1, 2011 may be “qualified dividend income” to such

U.S. Shareholder. If certain holding period and other requirements are met, qualified dividend income is subject to a maximum rate of U.S. federal income tax of fifteen percent (15%) to a U.S. Shareholder that is not a corporation, including an individual.

(I) Foreign Tax Credits
      Any Canadian income tax withheld with respect to a dividend on shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Shareholder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, a dividend paid with respect to Class B non-voting shares will be foreign source income and “passive income” or, in the case of certain U.S. Shareholders, “financial services income” for taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, a dividend will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a U.S. Shareholder. A U.S. Shareholder is urged to consult its own tax advisor regarding the availability of the foreign tax credit.

(II) Foreign Currency Gain or Loss
      A taxable dividend with respect to shares paid in Canadian dollars will be included in the gross income of a U.S. Shareholder as translated into U.S. dollars by reference to the exchange rate in effect on the day such dividend is includable in income by such U.S. Shareholder regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S. Shareholder paid in Canadian dollars that converts Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the day the dividend is included in income may have a foreign currency exchange gain or loss that would be treated as U.S. source ordinary income or loss. A U.S. Shareholders is urged to consult its own tax advisor concerning the U.S. federal tax consequences of acquiring, holding, or disposing of Canadian dollars.

Sale, Exchange, or Other Taxable Disposition of Class B non-voting shares
      For U.S. federal tax purposes, a U.S. Shareholder will generally recognize gain or loss on the sale, exchange, or other taxable disposition of any of its shares in an amount equal to the difference between (a) the U.S. dollar value of the amount realized for the Share and (b) the U.S. Shareholder’s adjusted tax basis (determined in U.S. dollars) in the shares. Such gain or loss will be a capital gain or loss. Capital gains of non-corporate taxpayers, including individuals, derived with respect to a sale, exchange or other disposition prior to January 1, 2011 of shares held for more than one year are subject to a maximum federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Shareholder will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

Automatic Exchange of Class B Non-Voting Shares for Class C Common Shares
      Under certain circumstances (see “Description of the Share Capital — Class B Non-Voting Shares — Automatic Conversion”), the Class B non-voting shares will be automatically converted into Class C common shares. Such an exchange of Class B non-voting shares for Class C common shares will not constitute a taxable exchange for U.S. federal income tax purposes, and therefore, a U.S. shareholder will not recognize any gain or loss upon the exchange of a Class B non-voting share for a Class C common share. A U.S. shareholder’s holding period for its Class C common shares will include the holding period for the Class B non-voting shares so exchanged, and the U.S. shareholder’s initial tax basis in Class C common shares will equal the adjusted tax basis of such shareholder in the Class B non-voting shares at the time of the exchange. The U.S. federal income tax consequences of holding and disposing of Class C common shares will be the same as the U.S. federal income tax consequences of holding and disposing of Class B non-voting shares.

Foreign Currency Gains
      In the case of a cash basis U.S. Shareholder that receives Canadian dollars or any other foreign currency in connection with a sale, exchange, or other disposition shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to the shares as determined on the settlement date of the sale or exchange. An accrual basis U.S. Shareholder may elect the same treatment required of a cash basis taxpayer with respect to a sale or exchange of shares, provided that such election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis U.S. Shareholder does not elect to be treated as a cash basis taxpayer, such U.S. Shareholder may have a foreign currency gain or loss for U.S. federal income tax purposes because of any difference between the U.S. dollar value of the currency received prevailing on the date of the sale or exchange of the shares and the date of payment. This currency gain or loss would be treated as U.S.-source ordinary income or loss and would be in addition to any gain or loss recognized by that U.S. Shareholder on the sale, exchange or other disposition of the shares.

PFIC Rules
      The passive foreign investment company, or PFIC, rules apply under certain circumstances to stock of a foreign corporation with U.S. federal tax consequences that are significantly different from those described herein. We believe, however, that the PFIC rules do not currently apply, and will not apply in 2006 or subsequent years, to our shares. Nevertheless, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, we can provide no assurance that we will not be a PFIC in 2006 or any subsequent taxable year.

United States Information Reporting and Backup Withholding
      Under some circumstances, a U.S. Shareholder may be subject to U.S. information reporting and backup withholding tax on distributions paid on, or proceeds from the disposition of shares. Information reporting and backup withholding will not apply, however, to a U.S. Shareholder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Shareholder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28% rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Shareholder’s U.S. federal income tax liability if the required information is timely furnished to the IRS.

UNDERWRITING
      The Company and the underwriters named below have entered into an underwriting agreement with respect to the Class B non-voting shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of Class B non-voting shares indicated in the following table. Goldman, Sachs & Co., Citigroup Global Markets Inc. and RBC Capital Markets Corporation are the representatives of the underwriters.

Number of Class B
Underwriters	Non-Voting Shares

Goldman, Sachs & Co.
Citigroup Global Markets Inc.
RBC Capital Markets Corporation
Total

      The underwriters are committed to take and pay for all of the Class B non-voting shares being offered, if any are taken, other than the Class B non-voting shares covered by the option described below unless and until this option is exercised.
      If the underwriters sell more Class B non-voting shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                     Class B non-voting shares from us to cover such sales. They may exercise that option for 30 days. If any Class B non-voting shares are purchased pursuant to this option, the underwriters will severally purchase Class B non-voting shares in approximately the same proportion as set forth in the table above.
      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Class B non-voting shares.

Paid by Us	No Exercise	Full Exercise

Per share	$	$
Total	$	$
      Class B non-voting shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Class B non-voting shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any Class B non-voting shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the Class B non-voting shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
      Prior to the offering, there has been no public market for the Class B non-voting shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Class B non-voting shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
      In connection with the offering, the underwriters may purchase and sell Class B non-voting shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Class B non-voting shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional Class B non-voting shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional Class B non-voting shares or purchasing Class B non-voting shares in the open market. In determining the source of Class B non-voting shares to close out the covered short position, the underwriters will consider, among other things, the price of Class B non-voting shares available for purchase in the open market as compared to the price at which they may purchase additional Class B non-voting shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing Class B non-voting shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class B non-voting shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class B non-voting shares made by the underwriters in the open market prior to the completion of the offering.
      In accordance with policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the underwriters may not throughout the period of distribution, bid for or purchase Class B non-voting shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the Class B non-voting shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the share at levels other than those which might otherwise prevail on the open market. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Class B non-voting shares. They may also cause the price of the Class B non-voting shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, the TSX or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Class B non-voting shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
      Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s Class B non-voting shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class B non-voting shares. As a result, the price of the Class B non-voting shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the TSX, the NYSE, in the over-the-counter market, or otherwise.
      Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of Class B non-voting shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Class B non-voting shares in, from or otherwise involving the United Kingdom.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Class B non-voting shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Class B non-voting shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Class B non-voting shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of Class B non-voting shares to the public” in relation to any Class B non-voting shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class B non-voting shares to be offered so as to enable an investor to decide to purchase or subscribe the Class B non-voting shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      The Class B non-voting shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Class B non-voting shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class B non-voting shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class B non-voting shares may not be circulated or distributed, nor may the Class B non-voting shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
      Where the Class B non-voting shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Class B non-voting shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
      Our Class B non-voting shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of Class B non-voting shares offered.
      We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          .
      The following table sets forth the estimated expenses payable by us in connection with this offering and the distribution of the Class B non-voting shares sold in this offering (excluding underwriting discounts and commissions):

Nature of Expense	Amount

Securities and Exchange Commission Registration Fee	$
Canadian Securities Regulatory Authorities Filing Fees
National Association of Securities Dealers Filing Fee
Accounting Fees and Expenses
Legal Feels and Expenses
Printing Expenses
Blue Sky Qualification Fees and Expenses
Transfer Agent and Registrar Fee
Additional D&O Insurance Premiums
Miscellaneous

Total	$

      The several underwriters will be indemnified against certain liabilities, including liabilities under the Securities Act.
      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.
      Certain of the underwriters are subsidiaries or affiliates of lenders that have made credit facilities available to Telesat. Telesat is not and has not been in default of its obligations to the lenders under such credit facilities. We may be considered a connected issuer to certain of the underwriters for purposes of securities laws in certain Canadian provinces. The proceeds to be received by us from this offering will not be used to reduce indebtedness under such credit facilities. The determination of the terms and conditions of this offering were made through negotiations between us, BCE and the underwriters without the involvement of the lenders. All of the underwriters participated in the due diligence review of us and in the process relating to the determination of the purchase price of the Class B non-voting shares. The underwriters will derive no benefit from this offering other than the remuneration described under this Underwriting section.
      Anthony S. Fell, a member of our board of directors and the board of directors of BCE, is also chairman of RBC Dominion Securities Inc., an affiliate of RBC Capital Markets Corporation. In addition, Victor L. Young, O.C., a member of our board of directors and the board of directors of BCE, is also a member of the board of directors of the bank which is the parent of RBC Dominion Securities Inc. At meetings of our board of directors and the board of directors of BCE, these two directors excused themselves and did not participate in the portion of the board meetings dealing with the engagement of the underwriters or the terms of the underwriting arrangement.
LEGAL MATTERS
      Certain legal matters in connection with the offering will be passed upon on our behalf by Stikeman Elliott LLP, Toronto, Ontario, with respect to Canadian legal matters, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, with respect to U.S. legal matters, and on behalf of the underwriters by Ogilvy Renault LLP, Ottawa, Ontario, with respect to Canadian legal matters, and by Shearman & Sterling LLP, Toronto, Ontario, with respect to U.S. legal matters.
EXPERTS
      The balance sheet of Telesat Holding Inc. as at August 31, 2006 included in this prospectus has been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report appearing herein (which audit report includes an explanatory paragraph referring to consideration of internal control over financial reporting ), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Telesat Canada as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their reports appearing herein (which audit report includes an explanatory paragraph referring to the consideration of internal control over financial reporting and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles that have a material effect on the comparability of the financial statements), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the issuance of Class B non-voting shares being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the Class B non-voting shares, reference is made to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Exchange Act.
      As a result of the offering of the Class B non-voting shares, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. As a foreign private issuer, we will not be subject to the proxy requirements under Section 14 of the Exchange Act, and our executive officers, directors and principal shareholders will not be subject to this insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. The registration statement, reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, NE, Washington, DC 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).
      In addition, we and Telesat Canada are required to periodically file documents required by Canadian securities legislation electronically with Canadian securities regulatory authorities. These filings are available on the Internet at http://www.sedar.com, but are not incorporated by reference in this prospectus.

GLOSSARY
      In this prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated or the context otherwise requires:

Antenna	Usually, a parabolic dish designed to receive or transmit signals.

Bandwidth	The range of frequencies, expressed in hertz (Hz), that can pass over a given transmission channel. The bandwidth determines the rate at which information can be transmitted. The greater the bandwidth, the more information that can be sent in a given amount of time.

C-band	Certain high frequency radio frequency bands between 3,400 and 6,725 MHz used by communications satellites.

Channel	A frequency band in which a signal is transmitted.

DBS	Direct Broadcast Satellite, a satellite capable of transmitting high power signals for direct-to-home television programming.

Digital audio radio services	Refers to a satellite industry sector planning to transmit audio to cars and homes.

DTH	Direct-to-home broadcasting service, an industry term referring to the transmission of low or medium power signals using FSS satellites for direct reception by the general public.

Earth station	The antennas, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communication signals.

FSS	Fixed Satellite Services, a radio communications service between earth stations at specified fixed points when one or more satellites are used.

Geostationary orbit	The orbit directly over the equator, about 35,786 km above the Earth, also known as synchronous and geosynchronous orbit. A satellite in this orbit effectively hovers over the same spot on the Earth because it is moving at a rate matching the speed of the Earth’s rotation.

HDTV	High-definition television.

Hertz	The unit for measuring the frequency with which an electromagnetic signal cycles. One hertz (Hz) equals one electromagnetic cycle per second. Radio frequencies used in satellite services are measured in units of thousands of hertz (kilohertz, (KHz)), millions of Hertz (megahertz, (MHz)), and billions of Hertz (gigahertz, (GHz)).

ITU	International Telecommunications Union.

Ka-band	Radio frequency in the 20 to 30 Gigahertz range.

Ku-band	Radio frequency in the 10-to-14 Gigahertz range.

LAN	Local area network.

LEO	Lower-earth orbit, between 400 and 2,500 km in altitude.

MEO	Medium-earth orbit, between 3,000 and 30,000 km in altitude.

MSS	Mobile Satellite Services, a radio communications service between mobile receivers or devices when one or more satellites are used.

Transponder	The part of a satellite which is used for reception from, and the frequency conversion, amplification and transmission to earth of communication signals.

TT&C	The satellite control system which includes the satellite control center and satellite tracking, telemetry and command station.

VSAT	Very small aperture terminal earth stations that can be installed on rooftops or elsewhere at customer locations, with antennas as small as 24 cm but ranging in size up to 2.4 meters in diameter.

WL	West Longitude.

WTO	World Trade Organization.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors of Telesat Holding Inc.
      We have audited the balance sheet of Telesat Holding Inc. (the “Company”) as at August 31, 2006. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.
      We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements present fairly, in all material respects, the financial position of Telesat Holding Inc. as at August 31, 2006 in accordance with Canadian generally accepted accounting principles.
      The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Ottawa, Ontario, Canada
October 31, 2006

TELESAT HOLDING INC.
BALANCE SHEET
As at August 31, 2006

August 31, 2006

Assets
Cash	$1

1

Shareholder’s Equity
Common shares, unlimited number authorized, one issued and outstanding	$1

1

On behalf of the Board;

/s/ Richard J. Currie	/s/ Thomas C. O’Neill

Director	Director

TELESAT HOLDING INC.
NOTE TO THE FINANCIAL STATEMENT
August 31, 2006

1.	Basis of presentation
      Telesat Holding Inc., a holding company, was incorporated under the Canada Business Corporations Act on April 6, 2006.
      The financial statement of Telesat Holding Inc. has been prepared in accordance with Canadian generally accepted accounting principles. There are no differences with United States generally accepted accounting principles.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors of Telesat Canada
      We have audited the consolidated balance sheets of Telesat Canada and subsidiaries (the “Company”) as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Telesat Canada and subsidiaries as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
      The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
      On January 31, 2006 (except for the then Note 24 which was as of February 1, 2006), we reported to the shareholders on the financial statements of Telesat Canada in accordance with Canadian generally accepted accounting principles excluding the current Note 24 which constitutes a reconciliation to accounting principles generally accepted in the United States.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Ottawa, Ontario, Canada
January 31, 2006, except for notes 24 and 25 which are as of May 2, 2006 and note 3 which is as of October 31, 2006

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference
      The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 1 to the financial statements. Our report to the Board of Directors, dated January 31, 2006, except for notes 24 and 25 which are as of May 2, 2006 and note 3 which is as of October 31, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Ottawa, Ontario, Canada
January 31, 2006, except for notes 24 and 25 which are as of May 2, 2006 and note 3 which is as of October 31, 2006

TELESAT CANADA
CONSOLIDATED STATEMENTS OF EARNINGS
Years Ended December 31, 2003, 2004, 2005

		December 31,

	Notes	2003	2004	2005

		(In thousands of dollars, except number of
		shares and per share data)
Operating revenues
Service revenues	(2)	326,276	339,687	420,297
Equipment sales revenues	(2)	18,265	22,479	54,444

		344,541	362,166	474,741

Operating expenses
Amortization	(2)	81,600	84,301	111,809
Operations and administration		124,995	117,660	160,964
Cost of equipment sales		13,814	18,918	45,705

		220,409	220,879	318,478

Earnings from operations	(2)	124,132	141,287	156,263

Other expense (income)
Interest expense		30,401	26,486	29,526
Other income	(4)	(35,765)	(18,296)	(14,739)

		(5,364)	8,190	14,787

Earnings before income taxes		129,496	133,097	141,476
Income taxes	(5)	57,464	47,840	50,782

Net earnings		72,032	85,257	90,694
Dividends on preferred shares		2,000	1,840	1,780

Net earnings applicable to common shares		70,032	83,417	88,914

Basic and diluted net earnings per common share		10.23	12.19	12.99
Weighted average number of shares outstanding		6,842,547	6,842,547	6,842,547
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Years Ended December 31, 2003, 2004, 2005

		December 31,

	Notes	2003	2004	2005

		(In thousands of dollars)
Balance at beginning of year, as previously reported		246,316	316,348	399,505
Adjustment for change in accounting policies	(1)	-	(304)	-

Balance at beginning of year, as restated		246,316	316,044	399,505
Net earnings		72,032	85,257	90,694
Dividends on preferred shares		(2,000)	(1,840)	(1,780)
Other		-	44	(110)

Balance at end of year		316,348	399,505	488,309

TELESAT CANADA
CONSOLIDATED BALANCE SHEETS
As at December 31, 2004 and 2005

		December 31,

	Notes	2004	2005

		(In thousands of dollars)
Assets
Current assets
Cash and cash equivalents	(18)	30,897	113,477
Short term investments		130,500	51,058
Accounts receivable	(6)	83,180	59,380
Current future tax asset	(5)	3,594	3,737
Other current assets	(7)	15,005	36,177

Total current assets		263,176	263,829
Capital assets, net	(8)	1,171,837	1,335,442
Investments	(10)	15,628	15,537
Other assets	(11)	34,756	17,063
Finite-life intangible assets, net	(9)	527	8,843
Goodwill	(1)	16,537	23,595

		1,502,461	1,664,309

Liabilities
Current liabilities
Accounts payable and accrued liabilities		33,844	38,905
Other current liabilities	(12)	111,838	111,244
Debt due within one year	(14)	2,613	152,838

Total current liabilities		148,295	302,987
Debt financing	(15)	284,636	132,202
Future tax liability	(5)	145,083	193,742
Other long-term liabilities	(16)	365,591	387,019

		943,605	1,015,950

Commitments and contingent liabilities	(22)

Shareholders’ Equity
Capital stock - common shares	(17)	111,898	111,898
Contributed surplus		640	1,002
Retained earnings		399,505	488,309
Cumulative translation adjustment		(3,187)	(2,850)

		508,856	598,359
Capital stock - preferred shares	(17)	50,000	50,000

Total shareholders’ equity		558,856	648,359

Total liabilities and shareholders’ equity		1,502,461	1,664,309

On behalf of the Board:

/s/ Richard J. Currie	/s/ Thomas C. O’Neill

Director	Director

TELESAT CANADA
CONSOLIDATED STATEMENTS OF CASH FLOW
Years Ended December 31, 2003, 2004, 2005

		December 31,

	Notes	2003	2004	2005

		(In thousands of dollars)
Cash flows from operating activities
Net earnings		72,032	85,257	90,694
Adjustments to reconcile net earnings to cash flows from operating activities:
Amortization		81,600	84,301	111,809
Capitalized interest		(22,826)	(17,642)	(14,974)
Future income taxes		32,417	28,789	36,756
Unrealized foreign exchange		(11,444)	(1,878)	(1,649)
Deferred milestone interest		-	1,104	5,170
Other items		1,281	1,754	1,167
Customer prepayments on future satellite services		11,205	127,333	6,130
Net change in operating assets and liabilities	(18)	6,158	9,150	(4,880)

		170,423	318,168	230,223

Cash flows from investing activities
Satellite programs		(109,109)	(210,534)	(229,675)
Property additions		(12,769)	(21,121)	(15,789)
Maturity (purchase) of short term investments		-	(130,500)	79,442
Business acquisition		-	-	(4,363)
Proceeds on disposal of assets		140	113	5,353
Insurance proceeds		34,625	179,427	30,407
Payments and deposits on transponders		876	4,800	-

		(86,237)	(177,815)	(134,625)

Cash flows from financing activities
Debt financing and bank loan proceeds		46,683	-	-
Repayment of debt financing and bank loans		(118,273)	(96,130)	(2,209)
Capital lease payments		(15,874)	(12,279)	(4,461)
Satellite performance incentive payments		(832)	(1,218)	(5,351)
Preferred dividends paid		(2,000)	(1,840)	(1,331)

		(90,296)	(111,467)	(13,352)

Effect of changes in exchange rates on cash and cash equivalents		(11)	(111)	334
Increase (decrease) in cash and cash equivalents		(6,121)	28,775	82,580
Cash and cash equivalents, beginning of year		8,243	2,122	30,897

Cash and cash equivalents, end of year		2,122	30,897	113,477

Supplemental disclosure of cash flow information
Interest paid		32,104	26,486	31,207
Income taxes paid		21,376	15,041	13,056

		53,480	41,527	44,263

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004, 2005
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1.	Summary of significant accounting policies

Financial statement presentation
      The consolidated financial statements of Telesat Canada (Telesat or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Telesat consolidates the financial statements of its wholly owned subsidiaries Infosat Communications Inc. (Infosat), Telesat Brasil Limitada (Telesat Brazil), The SpaceConnection, Inc. (SpaceConnection) and 3484203 Canada Inc. All transactions and balances between these companies have been eliminated on consolidation. Some of the figures for the comparative period have been reclassified in the consolidated financial statements to make them consistent with the current period’s presentation. Certain 2004 short term liquid investments with original maturities of more than 90 days have been reclassified from cash and cash equivalents into short term investments. Customer prepayments for satellite services and promissory note repayments from customers have been reclassified from cash flows from financing activities to cash flows from operating activities.

Regulation
      The Company operates Canada’s domestic fixed satellite telecommunication system and is subject to regulation by the Canadian Radio-television and Telecommunications Commission (CRTC). Under the current regulatory regime, Telesat has pricing flexibility subject to a price ceiling on certain Full Period Fixed Satellite Services (FSS) offered in Canada under minimum five-year lease arrangements. Telesat’s Direct Broadcast Services offered within Canada are also subject to CRTC regulation, but have been treated as separate and distinct from Telesat’s FSS and facilities. The Commission has approved the specific customer agreements relating to the sale of the capacity on the Nimiq satellites, including the rates, terms and conditions of service set out therein. Telesat’s ground network services have been forborne from regulation since 1994. The Commission has the right of examination of the Company’s accounting policies.

Use of estimates
      When preparing financial statements according to GAAP, management makes estimates and assumptions relating to the reported amounts of revenues and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could be different from these estimates.

Revenue recognition
      Telesat recognizes operating revenues when earned, as services are rendered or as products are delivered to customers. There must be clear proof that an arrangement exists, the amount of revenue must be fixed or determinable and collectibility must be reasonably assured. In particular, broadcast, carrier and business networks revenues are generally pre-billed to the customers and recognized in the month for which the service is received. Consulting revenues for cost plus contracts are recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for fixed price contracts. Deferred revenues consist of remuneration received in advance of the provision of service and are brought into income over the period to which the prepayment applies. When a transaction involves more than one product or service, revenue is allocated to each based on its relative fair value. Telesat defers upfront fees and recognizes revenue on a straight-line basis over the term of the related service contract. When it is questionable whether or not Telesat is the principal in a transaction, the transaction is evaluated to determine whether it should be recorded on a gross or net basis. Equipment sales revenues are recognized when the equipment is delivered to the customer and accepted. Only equipment sales are subject to warranty or return and there is no general right of return. Historically Telesat has not incurred significant expense for warranties and consequently no provision for warranty is recorded.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cash and cash equivalents
      All highly liquid investments with an original maturity at the time of purchase of 90 days or less are classified as cash and cash equivalents. For the purposes of the cash flow statement, bank overdrafts are also classified as cash and cash equivalents.

Capital assets
      Property, which is carried at cost less accumulated amortization, includes the contractual cost of equipment, capitalized engineering and, with respect to satellites, the cost of launch services, launch insurance and capitalized interest during construction. Capitalized interest provides a return on capital invested in new assets and is not currently realized in cash, but is expected to be realized over the life of the asset. In the event of a satellite failure, any insurance proceeds received are netted against the cost of the satellite.
      Amortization is calculated using the straight line method over the respective estimated service lives of the assets based on equal life group procedures. The annualized composite rate of amortization was 7.5% in 2005 (8.11% in 2004). The unrecovered cost of a satellite from a partial operational failure is amortized in accordance with the straight line method. The expected useful lives of satellites are 12 to 15 years, earth stations are 8 to 15 years, transponders under capital lease are 12 to 15 years, office buildings are 19 to 30 years and all others are 5 to 16 years. The estimate of useful lives are reviewed every year and adjusted if necessary.
      The Company shares equally with a developer, the ownership, cost and debt of the Company’s headquarters land and building. The Company has leased the developer’s share of the building which is accounted for as a capital lease.
      Capital assets are assessed for impairment when events or changes in circumstances indicate that the carrying value exceeds the total undiscounted cash flows expected from the use and disposition of the assets. An impairment loss is determined by deducting the asset’s fair value (based on discounted cash flows expected from its use and disposition) from its carrying value.
      The investment in each satellite will be removed from the property accounts when the satellite has been fully amortized and is no longer in service. When other property is retired from operations at the end of its useful life, the amount of the investment and accumulated amortization are removed from the accounts. Earnings are credited with the amount of any net salvage and charged with any net cost of removal. When an item is sold prior to the end of its useful life, the gain or loss is recognized in earnings immediately.

Translation of foreign currencies
      Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect as of the balance sheet dates. Operating revenues and expenses, and interest on debt transacted in foreign currencies are reflected in the financial statements using the average exchange rates during the year. The translation gains and losses are included in Other income in the statement of earnings.
      Telesat Brazil and Space Connection (see note 10) are considered to be self-sustaining foreign operations as they are largely independent of Telesat. Assets and liabilities are translated at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at average exchange rates during the year. The resulting unrealized gains or losses are reflected as a currency translation adjustment in shareholders’ equity.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Accounting for investments
      Telesat uses the equity method to account for investments that are not consolidated where it has significant influence on the operating, investing and financing activities. The cost method is used for all other non-consolidated investments.

Goodwill
      The goodwill was recorded on the acquisition of Infosat and SpaceConnection. An assessment for impairment is undertaken in the fourth quarter of every year and when events or changes in circumstances indicate that the carrying amount of goodwill exceeds the fair value of goodwill. To date, Telesat has not recognized any permanent impairment in value.

Derivative financial instruments
      The Company uses derivative financial instruments to hedge against foreign exchange rate risk. The use of derivatives is expected to generate enough cash flows and gains or incur losses to offset this risk. Telesat does not use derivative financial instruments for speculative or trading purposes. The Company documents all relationships between derivatives and the items they hedge, and the risk management objective and strategy for using various hedges. This process includes linking every derivative to a specific asset or liability on the balance sheet, or to a specific firm commitment or to an anticipated transaction.
      The effectiveness of the derivative in managing risk is assessed when the hedge is put in place and on an ongoing basis. Hedge accounting is stopped when a hedge is no longer effective.
      When accounting for derivatives, Telesat follows these policies:

•	deferred gains or losses relating to derivatives that qualify for hedge accounting are recognized in earnings when the hedged item is sold or the anticipated transaction is ended

•	gains and losses related to hedges of anticipated transactions are recognized in earnings or are recorded as adjustments of carrying values when the transaction takes place

•	any premiums paid for financial instrument contracts are deferred and expensed to earnings over the term of the contract
      Telesat recognizes gains and losses on forward contracts the same way as the gains and losses on the hedged item. Unrealized gains or losses are included with the related assets or liabilities.

Employee benefit plans
      As of January 1, 2000, the costs of post-employment and post-retirement benefits other than pensions are accrued over the working lives of the employees, whereas previously the costs were generally charged to earnings as incurred. Telesat has made this change on a prospective basis which provides for a gradual recognition of the fair value of the pension surplus while at the same time recognizing the liability for costs of non-pension employee future benefits. Telesat is amortizing the net transitional obligation on a straight-line basis over 14 years (regular plans) and 9 years (designated plans), which was the average remaining service period of employees expected to receive benefits under the benefit plan as of January 1, 2000.
      Telesat maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. Telesat is responsible for adequately funding these defined benefit pension plans. Contributions are made based on various actuarial cost methods that are permitted by pension regulatory bodies and reflect actuarial assumptions about future investment returns, salary projections and future service benefits. Telesat also provides other post-employment and retirement benefits, including health care and life insurance benefits on retirement and various disability plans, workers

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement, under certain circumstances. The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. Actuaries determine pension costs and other retirement benefits using the projected benefit method prorated on service and management’s best estimate of expected investment performance, salary escalation, retirement ages of employees and expected health care costs.
      Pension plan assets are valued at fair value which is also the basis used for calculating the expected rate of return on plan assets. The discount rate is based on the market interest rate of high quality long-term bonds. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment. The Company deducts 10% of the benefit obligation or the fair value of plan assets, whichever is greater, from the net actuarial gain or loss and amortizes the excess over the average remaining service period of active employees. The actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The 2005 pension expense calculation is extrapolated from an actuarial valuation performed as of January 1, 2004. The accrued benefit obligation is extrapolated from an actuarial valuation as of January 1, 2004. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2004, and the next required valuation will be as of January 1, 2007.

Stock-based compensation plans
      The Company’s stock-based compensation plans consist primarily of an employees’ savings plan (ESP), long-term incentive programs which include stock options, special compensation payments (SCP), deferred share units (DSU) and starting in 2005, a restricted share unit plan (RSU). Stock options that are settled in BCE Inc. (BCE) stock are recorded as contributed surplus. Stock options that are settled in cash are recorded as liabilities. Telesat recognizes a compensation expense or recovery relating to SCPs and a compensation expense for any contributions under the ESP.
      For each RSU granted the Company records a compensation expense that equals the market value of a BCE common share at the date of grant prorated over the vesting period. The compensation expense is adjusted for subsequent changes in the market value of BCE common shares until the vesting date and an assessment of the number of RSUs that will vest in the future. The cumulative effect of the change in value is recognized in the period of the change. Vested RSUs will be paid in BCE common shares purchased on the open market or in cash, as the holder chooses, as long as the minimum share ownership requirements are met.
      For each DSU granted Telesat records a compensation expense that equals the market value of a BCE common share at the grant date. The compensation expense is adjusted for subsequent changes in the market value of BCE common shares with the effect of this change in value recognized in the period of the change. DSUs are paid in BCE common shares purchased on the open market following the cessation of the participant’s employment.
      The Company has adopted the fair-value based method for measuring the compensation cost of employee stock options using the Black-Scholes option pricing model. This method is used for options granted on or after January 1, 2002.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Income taxes
      Current income tax expense is the estimated income taxes payable for the current year before any refunds or the use of losses incurred in previous years. The Company uses the asset and liability method to account for future income taxes. Future income taxes reflect:

•	the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, on an after-tax basis

•	the benefit of losses and non-refundable tax credits that will more likely than not be realized and carried forward to future years to reduce income taxes.
      The Company calculates future income taxes using the rates enacted by tax law and those substantively enacted. A tax law is substantively enacted when it has been tabled in the legislature but may not have been passed into law. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.

Recent changes to accounting standards

Asset retirement obligations
      Effective January 1, 2004 Telesat implemented CICA Handbook section 3110, Asset retirement obligations (ARO). Liabilities related to the legal obligation of retiring property, plant and equipment are initially measured at fair value and are adjusted for any changes resulting from the passage of time or to the amount of the original estimate of the undiscounted cash flows. The cumulative amortization expense for the asset and accretion expense for the liability of $0.3 million for years prior to 2004 were recorded as an adjustment to the opening retained earnings for 2004, with offsets to the ARO liability, ARO asset and to the future tax liability. The impact of the current expense and liability on the consolidated financial statements for the years ended December 31, 2005 and 2004 was negligible.

Comprehensive income and equity
      Section 1530 of the CICA Handbook, Comprehensive Income comes into effect for fiscal years beginning on or after October 1, 2006. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders and includes items that would not normally be included in net earnings.
      The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section also comes into effect for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income.
      Adopting these sections on January 1, 2007 will require the reporting of comprehensive income and its components and accumulated other comprehensive income in the consolidated financial statements:

Financial instruments
      Section 3855 of the CICA Handbook, Financial Instruments - Recognition and Measurement comes into effect for fiscal years beginning on or after October 1, 2006. The section requires that all financial assets, with some exceptions, be measured at fair value; that all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes while other financial liabilities be measured at their carrying value; and that all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      Section 3860 of the CICA Handbook has been reissued as section 3861, Financial Instruments - Disclosure and Presentation, and establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for fiscal years beginning on or after October 1, 2006.
      The impact on the consolidated financial statements of adopting these sections on January 1, 2007 is currently being evaluated.

Hedges
      Section 3865 of the CICA Handbook, Hedges comes into effect for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used. Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The impact on the consolidated financial statements of adopting this section on January 1, 2007 is currently being evaluated.

Non-monetary transactions
      Section 3830 of the CICA Handbook has been reissued as section 3831, Non-Monetary Transactions and comes into effect for fiscal years beginning on or after January 1, 2006. The section establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining “commercial substance” which replace the criteria for defining “culmination of the earnings process” in the former section. Adopting this section on January 1, 2006 is not expected to have a material effect on the future consolidated financial statements.

2.	Segmented information
      The Company operates in the five reportable business segments described below. This reporting structure reflects how the business is managed and how operations are classified for planning and measuring performance.

•	Broadcast - distribution or collection of video and audio signals in the domestic and North American markets which include television transmit and receive services, occasional use, bundled Digital Video Compression and radio services.

•	Business Networks - provision of satellite capacity and ground network services for voice, data, and image transmission and internet access in Canada, the United States and South America.

•	Carrier - satellite voice and data transmission services sold to other carriers located in Canada, the United States or South America.

•	Consulting and Other - all consulting services related to space and earth segments, government studies, satellite control services, R&D projects as well as management services for TMI Communications and Company, Limited Partnership.

•	Telesat Canada Subsidiaries - includes the financial results of Infosat, SpaceConnection and Telesat Brazil.
      All transactions between reportable segments are recorded in the normal course of operations and are recorded at the exchange amount, which is the amount of consideration given for the service or the asset.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Business segments

	December 31,

	2003	2004	2005

Operating revenues
Broadcast - external	193,585	199,983	207,131
Broadcast - inter-segment	-	-	22
Business Networks - external	61,794	68,749	121,555
Business Networks - inter-segment	4,898	9,645	10,965
Carrier - external	27,488	28,168	30,504
Carrier - inter-segment	-	1,280	4,580
Consulting and Other - external	29,681	23,439	26,171
Consulting and Other - inter-segment	-	-	30

	317,446	331,264	400,958
Telesat Canada Subsidiaries	31,993	41,827	89,380
Inter-segment eliminations	(4,898)	(10,925)	(15,597)

	344,541	362,166	474,741

Amortization expense
Broadcast	58,463	51,666	45,598
Business Networks	5,566	14,826	40,580
Carrier	14,489	14,030	11,454
Consulting and Other	1,574	1,902	2,417
Telesat Canada Subsidiaries	1,508	1,877	11,760

	81,600	84,301	111,809

Earnings from operations
Broadcast	87,087	106,551	129,431
Business Networks	23,362	18,250	(5,835)
Carrier	996	4,142	12,910
Consulting and Other	9,510	7,103	9,439

	120,955	136,046	145,945
Telesat Canada Subsidiaries	3,177	5,241	10,318

Total earnings from operations	124,132	141,287	156,263
Interest expense	(30,401)	(26,486)	(29,526)
Other income	35,765	18,296	14,739
Income taxes	(57,464)	(47,840)	(50,782)

Net earnings	72,032	85,257	90,694

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Capital assets
      The Company’s capital assets are attributable to reportable segments as follows:

	December 31,

	2004	2005

Broadcast	45%	50%
Business Networks	40%	36%
Carrier	13%	8%
Consulting and Other	1%	1%
Telesat Canada Subsidiaries	1%	5%

	100%	100%

	December 31,

	2003	2004	2005

Geographic information
Revenues - Canada	285,663	287,245	299,228
Revenues - United States	44,759	52,925	138,824
Revenues - Brazil	6,863	9,160	17,683
Revenues - all others	7,256	12,836	19,006

	344,541	362,166	474,741

Capital assets - Canada		1,169,011	1,268,570
Capital assets - United States		-	57,592
Capital assets - Brazil		2,826	3,596
Capital assets - Other		-	5,684

		1,171,837	1,335,442

Goodwill - Canada		16,537	16,537
Goodwill - United States		-	7,058

		16,537	23,595

      The point of origin of revenues (destination of billing invoice) and the location of capital assets determine the geographic areas. The Anik and Nimiq satellites have been classified as located in Canada for disclosure purposes.

Major customers
      For the year ended December 31, 2005, two customers from the Broadcast segment represented $101.2 and $62.2 million of consolidated revenues. In 2004 the same two customers represented $98.0 and $60.2 million of consolidated revenues (2003: $91.4 and $59.1 million).

3.	Business acquisition
      On January 4, 2005, Telesat acquired 100% of the outstanding common shares of The SpaceConnection, Inc. (SpaceConnection). SpaceConnection is a provider of programming-related satellite transmission services to all the major US television networks and cable programmers. The purchase price of US $5 million was determined based on the fair value of assets acquired and the liabilities assumed at the date of acquisition.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The purchase price was settled in cash net of cash acquired for a total of CAD $4.4 million. There are two additional contingent payments. The first a contingent payment of US $2.25 million was due based on achieving certain performance criteria by December 2005. This condition was satisfied and an additional CAD $2.6 million was accrued in December 2005.
      The second contingent payment was not accrued. This contingent payment is based on achieving certain performance criteria by the third quarter of 2007 and if satisfied will result in an expensed payment of US $2.25 million.
      The acquisition has been accounted for using the purchase method of accounting and results from operations have been included in the consolidated financial statements from the date of acquisition.
      The allocation of the purchase price consists of the following:

	Acquisition	Contingent
	Date	Consideration	Total

Current assets	3,213	-	3,213
Capital assets	59,918	-	59,918
Intangible assets (Note 9)	11,777	-	11,777
Goodwill	4,427	2,631	7,058
Other assets	700	-	700

Total assets acquired	80,035	2,631	82,666

Current liabilities	(2,838)	-	(2,838)
Long-term debt	(59,538)	-	(59,538)
Future income tax liability	(11,763)	-	(11,763)

Total liabilities assumed	(74,139)	-	(74,139)

Net assets acquired	5,896	2,631	8,527

4.	Other income

	December 31,

	2003	2004	2005

Capitalized interest	22,826	17,642	14,974
Foreign exchange gains (losses)	11,347	(2,669)	1,317
Interest income	667	3,379	6,849
Gain (loss) on disposal of assets	322	(196)	123
Performance incentive payments and milestone interest expense	238	(3,468)	(8,529)
Other	365	3,608	5

	35,765	18,296	14,739

      Other in 2004 includes a $2.6 million recovery of a previously written off receivable.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Income taxes
      A reconciliation of the statutory income tax rate, which is a composite of federal and provincial rates, to the effective income tax rate is as follows:

	December 31,

	2003	2004	2005

Statutory income tax rate	36.2%	35.3%	35.3%
Large corporations tax	1.3%	1.3%	1.3%
Permanent differences	(0.5)%	(0.9)%	(1.2)%
Adjustment for tax rate changes	11.3%	0.0%	1.0%
Other	(3.9)%	0.2%	(0.5)%

Effective income tax rate	44.4%	35.9%	35.9%

The components of the income tax expense are as follows:
Future	32,417	28,789	36,756
Current	25,047	19,051	14,026

Total income tax expense	57,464	47,840	50,782

      The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

	December 31,

	2004	2005

Future tax assets
Investments	12,752	12,857
Loss carry forwards (expiring from 2012 to 2025)	61	6,202
Reserves	5,991	3,114
Lease obligations	2,765	2,001
Performance incentive payments	15,802	18,861
Other	607	3,811
Less: valuation allowance	(2,647)	(2,669)

Total future tax assets	35,331	44,177

Future tax liabilities
Capital assets	147,136	195,720
Capitalized interest	3,449	2,362
Insurance proceeds	15,532	14,774
Other	10,703	21,326

Total future tax liabilities	176,820	234,182

Total future income taxes	141,489	190,005

Total future income taxes are comprised of:
Net future income tax asset - current portion	3,594	3,737
Net future income tax liability - long-term portion	145,083	193,742

Total future income taxes	141,489	190,005

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Receivables

	December 31,

	2004	2005

Trade receivables - net of allowance for doubtful accounts	50,010	46,894
Less: long-term portion of trade receivables	(1,500)	(568)
Promissory note receivable	19,331	13,054
Liquidated damages receivable	15,339	-

	83,180	59,380

      The allowance for doubtful accounts was $5.4 million in 2005 and $6.8 million in 2004.
      The long-term portion of trade receivables includes items that will not be collected during the subsequent year and is included in other assets in note 11. The long-term portion of the promissory note receivable is included in other promissory notes receivable in note 11.

7.	Other current assets

	December 31,

	2004	2005

Inventories	7,291	19,180
Income taxes recoverable	-	7,373
Investment tax credit benefits	440	231
Prepaid expenses and other	7,274	9,393

	15,005	36,177

      Inventories are valued at lower of cost or market and consist of $17.0 million (2004 - $6.7 million) of finished goods and $2.2 million (2004 - $0.6 million) of work in process. Cost for substantially all network equipment inventories is determined on an average cost basis. Cost for work in process and some one-of-a kind finished goods is determined using specific identification.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Capital assets

		Accumulated	Net Book
	Cost	Amortization	Value

2004
Satellites	1,491,584	671,823	819,761
Earth stations	266,676	139,125	127,551
Office buildings and other	90,592	60,890	29,702
Construction in progress	194,823	-	194,823

	2,043,675	871,838	1,171,837

2005
Satellites	1,221,985	250,799	971,186
Earth stations	285,600	146,294	139,306
Transponders under capital lease	57,201	5,523	51,678
Office buildings and other	89,130	60,145	28,985
Construction in progress	144,287	-	144,287

	1,798,203	462,761	1,335,442

      The cost of assets under capital lease, including satellite transponders, was $75.4 million at December 31, 2005 and $19.6 million at December 31, 2004. At December 31, 2005 the net book value of these assets was $55.0 million (2004 - $4.8 million).
      See note 22 for a description of the insurance proceeds received in 2005 and 2004 for Anik F1.

9.	Finite-life intangible assets

		Accumulated	Net Book
	Cost	Amortization	Value

2004
Customer lists	827	300	527

	827	300	527

2005
Non-competition agreement (Note 3)	6,991	1,165	5,826
Long-term contracts and customer lists (Note 3)	5,710	2,693	3,017

	12,701	3,858	8,843

      The non-competition agreement is being amortized on a straight-line basis over six years beginning January 1st, 2005. The long-term contracts are being amortized at variable rates based on the associated revenue until 2009. The customer lists are being amortized on a straight-line basis over 3 to 4 years.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Investments

	December 31,

	2004	2005

WildBlue Communications, Inc. - at cost	14,526	14,526
Hellas-Sat Consortium Limited - at cost	315	315
TMI Communications and Company, Limited Partnership - at cost	787	696

	15,628	15,537

      The fair value of all investments recorded at cost has not been estimated as there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investments. It is not practicable to estimate the fair value.
      Telesat has a portfolio interest in WildBlue Communications, Inc. (WildBlue), a US-based company offering high-speed satellite-based Internet services to the United States using the Anik F2 satellite. The initial investment in preferred shares was acquired in 2000 as partial consideration for the grant of an exclusive license to WildBlue for the use and access of the Ka-band payload on Anik F2.
      In 2001, Telesat acquired a portfolio interest in Hellas-Sat Consortium Limited. The consortium has one satellite which provides regional coverage to Greece, Cyprus and the Balkans.
      Telesat holds 100% of the shares of 3484203 Canada Inc. which in turn holds 100% of the limited partner units of TMI Communications and Company, Limited Partnership (TMI). The TMI general partner units are held indirectly by BCE. TMI holds an interest in the Mobile Satellite Ventures (MSV) group of companies, which operate satellite systems for the purpose of remote and mobile communication services in both Canada and the United States.
      Telesat holds 100% of the shares of Infosat Communications, Inc. and consolidates its results. Infosat is a full service provider of satellite-based voice, fax, paging, and data communications.
      Telesat holds 100% of the shares of Telesat Brasil Limitada and consolidates their results. The holding company holds 100% of Telesat Serviços de Telecomunicação Limitada, which is being used to provide services in the Brazilian market using Anik F1.
      Telesat holds 100% of the shares of The SpaceConnection Inc. and consolidates their results. SpaceConnection is a provider of C-Band and Ku-Band space segment for video, audio, data and internet services. See note 3 for details of the acquisition.

11.	Other assets

	December 31,

	2004	2005

Promissory notes receivable from TMI Communications and Company, Limited Partnership(a)	3,840	3,840
Other promissory notes receivable(b)	14,227	-
Long term portion of trade receivables	1,500	568
Income taxes recoverable	7,373	-
Accrued pension benefit (see note 21)	7,003	8,104
Deferred charges	678	3,834
Other	135	717

	34,756	17,063

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(a)	During 1998 Telesat renegotiated the repayment terms of the TMI promissory notes (discounted at the time of the original transactions, gross value of $37.8 million) whereby $22.8 million was ranked prior to any indebtedness of the Partnership. TMI has made partial repayments of $10.0 million in 2001, $5.0 million in 2003 and $4.0 million in 2004.

(b)	In October 2004, a new promissory note (Other promissory notes receivable) was issued bearing interest at 0.9968% per month and is payable in monthly installments with the final payment due August 1, 2006.

12.	Other current liabilities

	December 31,

	2004	2005

Deferred revenues and deposits (see note 16)	24,193	30,314
Deferred milestone payments (see note 16)	52,029	32,276
Capital lease liabilities (see note 16)	846	4,748
Income taxes payable	16,408	16,895
Satellite performance incentive payments (see note 16)	9,130	10,569
Dividends payable	-	449
Other liabilities	9,232	15,993

	111,838	111,244

13.	Bank loans
      The unused bank lines of credit available to Telesat at December 31, 2005 amounted to $164.3 million (2004 - $124.2 million). The unused bank line of credit available to Infosat at December 31, 2005 amounted to $8.5 million (2004 - $8.7 million).

14.	Debt due within one year

	December 31,

	2004	2005

7.4% Notes due June 28, 2006	-	150,000
Other debt financing	2,613	2,838

	2,613	152,838

15.	Debt financing

	December 31,

	2004	2005

7.4% Notes due June 28, 2006	150,000	-
8.2% Notes due November 7, 2008	125,000	125,000
Other debt financing	9,636	7,202

	284,636	132,202

      Other debt financing includes the financing for the Company’s headquarters building. With respect to the headquarters building, the Company shares equally with the developer, the ownership, cost and debt of the building. The Company has leased the developer’s share for twenty years beginning January 25, 1989 for an annual rent, excluding operating costs, of $1.8 million. Total headquarters financing of $9.5 million (2004 -

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
$12.0 million) includes the amount owing under this capital lease of $4.6 million at December 31, 2005 (2004 - $5.9 million). The imputed interest rate for the capital lease is 10.69% per annum.
      Mortgage financing for the Company’s share of the facility has been arranged by the developer for a twenty-year term coincident with the lease with interest at 11% per annum and with annual payments of principal and interest of $1.8 million.
      The outstanding short and long term debt financing at December 31, 2005 of $285 million is repayable as follows:

2006	2007	2008	2009

152,838	3,378	128,528	296

16.	Other long-term liabilities

	December 31,

	2004	2005

Deferred revenues and deposits(a)	274,341	261,771
Deferred satellite performance incentive payments(b)	35,635	42,427
Deferred milestone payments(c)	50,755	21,678
Capital lease liabilities(d)	883	49,749
Other liabilities	3,977	11,394

	365,591	387,019

(a)	Deferred revenues represent the Company’s liability for the provision of future services. The prepaid amount is brought into income over the period of service to which the prepayment applies. The net amount outstanding at December 31, 2005 will be reflected in the Statements of Earnings as follows: $30.3 million in 2006, $30.7 million in 2007, $22.5 million in 2008, $21.6 in 2009, $21.3 in 2010 and $165.7 million thereafter.

(b)	Deferred satellite performance incentive payments are payable over the lives of the Nimiq 1, Anik F1, Anik F2 and Anik F1R satellites. The present value of the payments is capitalized as part of the cost of the satellite, recorded as a liability, and charged against operations as part of the normal amortization of the satellite. The amounts payable on the successful operation of the transponders are US $6.6 million in 2006, US $6.2 million in 2007, US $3.1 million in 2008, US $2.9 million in 2009, US $3.1 million in 2010, and US $20.9 million thereafter.

(c)	Deferred milestone payments represent the present value of liabilities associated with the Anik F2 satellite. Payments of principal and interest over the next two years are US $27.6 million in 2006 and US $21.1 million in 2007.

(d)	Future minimum lease payments payable under capital leases are $4.8 million in 2006, $4.7 million in 2007, $4.8 million in 2008, $5.3 million in 2009, $5.8 million in 2010 and $29.1 million thereafter.

17.	Capital stock
      The authorized capital of the Company is comprised of 10,000,000 common shares and 5,000,000 preferred shares. Ownership by non-residents in the common shares of the Company is limited to twenty percent.
      At December 31, 2005, 2004 and 2003 there were 6,842,547 common shares outstanding with a stated value of $111.9 million. At December 31, 2005, 2004 and 2003 there were 5,000,000 non-voting preferred shares outstanding with a stated value of $50.0 million.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      For the period March 31, 2002 to March 30, 2004 the cumulative preferred share dividend rate was fixed at an annual rate of 4.00%. For the period March 31, 2004 to March 30, 2007 the dividend rate has been fixed at an annual rate of 3.56%. The shares are redeemable at the option of the Company at $10 per share plus any accrued dividends payable. Telesat has agreed not to exercise its rights of redemption during the period terminating March 30, 2007.

18.	Cash flow information

	December 31,

	2003	2004	2005

Cash and cash equivalents is comprised of:
Cash	-	10,352	-
Bank overdrafts	(1,871)	-	(4,191)
Short term investments, original maturity 90 days or less	3,993	20,545	117,668

	2,122	30,897	113,477

Net change in operating assets and liabilities accounts is comprised of:
Receivables	9,592	(53,908)	6,406
Other assets	3,394	9,177	(18,294)
Accounts payable	(3,525)	1,789	(747)
Income taxes payable	3,171	11,312	622
Other liabilities	(11,474)	35,371	(13,370)
Promissory notes repayments	5,000	5,409	20,503

	6,158	9,150	(4,880)

19.	Financial instruments
      Telesat uses derivative instruments to manage the exposure to foreign currency risk and does not use derivative instruments for speculative purposes. Since there is no active trading in derivative instruments, there is no exposure to any significant liquidity risks relating to them.

Credit risk
      Financial instruments that potentially subject the Company to a concentration of credit risk consists of cash and cash equivalents and short term investments. Investment of these funds is done with high quality financial institutions and is governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade US dollar and Canadian dollar denominated investments.
      Telesat is exposed to credit risk if counterparties to its derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. Telesat regularly monitors the credit risk and credit exposure. There was no credit risk relating to derivative instruments at December 31, 2005.
      Telesat has a number of diverse customers, which limits the concentration of credit risk. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Anticipated bad debt losses have been provided for in the allowance for doubtful accounts.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Currency exposures
      Telesat uses forward contracts to hedge foreign currency risk on anticipated transactions. At December 31, 2005, the Company had $92.2 million (2004 - $164.2 million) of outstanding foreign exchange contracts which require the Company to pay Canadian dollars to receive US $72.2 million (2004 - US $124.6) for future capital expenditures. The fair value of these derivative contract liabilities was $8.6 million (2004 - $14.4 million). The forward contracts are due between March 2006 and May 2007.

Fair value
      Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods.
      These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.
      The carrying amounts for cash and cash equivalents, short term investments, receivables, other current liabilities, accounts payable and accrued liabilities approximate fair market value due to the short maturity of these instruments. The carrying value of the debt financing is an approximation of the fair market value due to the Company’s intention to hold the debt and pay it out at maturity.

20.	Stock-based compensation plans

Employee savings plans (ESPs)
      The ESP enables Telesat employees to acquire BCE common shares through payroll deductions of up to 10% of their annual base earnings and target bonus plus employer contributions of up to 2%. The trustee of the ESPs buys BCE common shares for the participants on the open market, by private purchase or from BCE (where shares are issued from Treasury). BCE chooses the method that the trustee uses to buy the shares. Compensation expense for ESPs was $0.6 million in 2005 (2004 - $0.6 million, 2003 - $0.6 million).

Stock options
      Under the long-term incentive programs, options may be granted to key employees of Telesat to purchase BCE common shares. The subscription price is usually equal to the market value of the shares on the last trading day before the grant comes into effect. For options granted before January 1, 2004, the right to exercise the options generally vests or accrues at 25% a year for four years of continuous employment from the date of grant, except where a special vesting period applies. Options become exercisable when they vest and can be exercised for a period of up to 10 years from the date of grant.
      For most options granted after January 1, 2004, the right to exercise options vests after two to three years of continuous employment from the date of grant, if a specific performance target is met. Options become exercisable when they vest and can be exercised for a period of up to six years from the date of grant. Subject to achieving this specific performance target, 50% of the options will vest after two years and 100% after three years.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The following tables are a summary of the status of Telesat’s portion of the BCE stock option programs at December 31, 2005.

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Number of	Exercise	Number	Exercise	Number of	Exercise
	Shares	Price ($)	of Shares	Price ($)	Shares	Price ($)
	2003	2003	2004	2004	2005	2005

Outstanding, beginning of year	301,385	32	418,457	31	516,598	31
Granted	134,512	28	152,776	30	67,224	29
Exercised	(2,175)	15	(20,375)	16	(33,050)	16
Expired/forfeited	(15,265)	25	(34,260)	37	(6,888)	41

Outstanding, end of year	418,457	31	516,598	31	543,884	32

Exercisable, end of year	144,533	37	251,066	32	261,826	34

At December 31, 2005

	Options Outstanding			Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
		Remaining	Exercise		Exercise
Range of Exercise Price	Number	Life	Price ($)	Number	Price ($)

Below $20	38,375	3.39	17	38,375	17
$20 to $29	344,115	5.39	29	62,057	28
$30 to $39	10,000	4.52	35	10,000	35
$40 and over	151,394	4.66	41	151,394	41

	543,884	5.03	32	261,826	34

      The assumptions used to determine the stock-based compensation expense under the Black-Scholes option pricing model were as follows:

	December 31,

	2003	2004	2005

Compensation cost	245	353	408
Number of stock options granted	134,512	152,776	67,224
Weighted-average fair value per option granted($)	6.0	3.7	3.0
Assumptions:
Dividend yield	3.6%	4.0%	4.6%
Expected volatility	30%	27%	24%
Risk-free interest rate	4.0%	3.1%	3.0%
Expected life (years)	4.5	3.5	3.5
      During 2005, stock options were granted under the stock-based compensation plan and an expense of $0.4 million (2004 - $0.4 million, 2003 - $0.2 million) was charged to contributed surplus.

Restricted share units (RSUs)
      In 2005, RSUs were granted to Telesat executives. The value of an RSU is always equal to the value of one BCE common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Each executive is granted a specific number of RSUs for a given performance period, based on his or her position and level of contribution. At the end of each given performance period, RSUs will vest if performance objectives are met or will be forfeited.
      Vested RSUs will be paid in BCE common shares purchased on the open market, in cash or through a combination of both, as the holder chooses, as long as individual share ownership requirements are met.
      The table below is a summary of the status of RSUs:

	Number of RSUs

	2003	2004	2005

Outstanding, January 1	-	-	-
Granted	-	-	73,777
Dividends credited	-	-	2,460
Expired/forfeited	-	-	-

Outstanding, December 31	-	-	76,237

      For the year ended December 31, 2005 a compensation expense for RSUs of $1.7 million was accrued as a liability.

Special compensation payments (SCPs)
      Before 2000, when options were granted to employees, related rights to SCPs were also often granted. SCPs are cash payments representing the amount that the market value of the shares on the date of exercise exceeds the exercise price of these options.
      The number of SCPs for BCE common shares outstanding at December 31, 2005 was 38,375. All of the outstanding SCPs cover the same number of shares as the options to which they relate. It is Telesat’s responsibility to make the payments under the SCPs. The annual compensation expense for the SCP was an expense of $0.2 million in 2005 (2004 - recovery $0.1 million, 2003 - expense $0.1 million).

Deferred share units (DSUs)
      DSUs are granted to executives when they elect to receive their bonuses in the form of DSU units instead of cash. The value of a DSU is always equal to the value of one BCE common share. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares. DSUs are paid in cash when the holder chooses to exercise their units.
      The table below is a summary of the status of the DSUs:

	Number of DSUs

	2003	2004	2005

Outstanding, January 1	-	-	965
Granted	-	934	3,283
Dividends credited	-	31	151
Exercised	-	-	-

Outstanding, December 31	-	965	4,399

      For the year ended December 31, 2005, the company recorded a compensation expense for DSUs of $0.1 million (2004 - negligible, 2003 - nil).

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	Employee benefit plans
      The Company’s funding policy is to make contributions to its pension funds based on various actuarial cost methods as permitted by pension regulatory bodies. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equity securities, fixed income instruments and short-term investments.
      The changes in the benefit obligations and in the fair value of assets and the funded status of the defined benefit plans were as follows:

	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits
	2004	2004	2005	2005

Change in benefit obligations
Benefit obligation, beginning of year	118,214	11,577	125,646	11,189
Current service cost	3,156	368	3,160	394
Interest cost	7,906	767	7,730	684
Actuarial (gains) losses	(1,605)	(1,243)	18,961	2,488
Benefit payments	(3,886)	(280)	(3,594)	(269)
Employee contributions	1,861	-	1,707	-

Benefit obligation, end of year	125,646	11,189	153,610	14,486

Change in fair value of plan assets
Fair value of plan assets, beginning of year	127,666	-	136,165	-
Return on plan assets	10,028	-	16,193	-
Benefit payments	(3,886)	(280)	(3,594)	(269)
Employee contributions	1,861	-	1,707	-
Employer contributions	496	280	468	269

Fair value of plan assets, end of year	136,165	-	150,939	-

Funded status
Plan surplus (deficit)	10,519	(11,189)	(2,671)	(14,486)
Unamortized net actuarial (gain) loss	10,147	(1,401)	22,985	1,109
Unamortized transitional (asset) obligation	(13,663)	5,561	(12,209)	4,943

Accrued benefit asset (liability)	7,003	(7,029)	8,105	(8,434)

      The fair value of the plan assets consists of the following asset categories:

	December 31,

	2004	2005

Equity securities	63%	64%
Fixed income instruments	35%	34%
Short-term investments	2%	2%

Total	100%	100%

      Plan assets are valued as at the measurement date of December 31 each year. Equity securities include common shares of a related party in the amounts of $1.1 million (1% of total plan assets) and $1.2 million (1% of total plan assets) at December 31, 2005 and 2004 respectively.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The significant weighted-average assumptions adopted in measuring Telesat’s pension and other benefit obligations were as follows:

	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits
	2004	2004	2005	2005

Accrued benefit obligation as of December 31:
Discount rate	6.0%	6.0%	5.2%	5.2%
Rate of compensation increase	3.5%	3.5%	3.5%	3.5%
Benefit costs for years ended December 31:
Discount rate	6.5%	6.5%	6.0%	6.0%
Expected long-term rate of return on plan assets	7.5%	7.5%	7.5%	7.5%
Rate of compensation increase	4.0%	4.0%	3.5%	3.5%
      For measurement purposes, a 10.5% (drugs)/ 4.5% (other) annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend) was assumed for 2005. The drug rate is assumed to gradually decrease to 4.5% over 6 years and remain at that level thereafter.
      The net benefit expense included the following components:

	Pension	Other	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits	Benefits	Benefits
	2003	2003	2004	2004	2005	2005

Current service cost	3,036	354	3,156	368	3,160	394
Interest cost	7,392	712	7,906	767	7,730	684
Expected return on plan assets	(8,632)	-	(9,548)	-	(10,165)	-
Amortization of net actuarial (gain)/loss	628	-	-	-	96	(22)
Amortization of transitional obligation	(1,454)	618	(1,454)	618	(1,454)	618

Net benefit expense	970	1,684	60	1,753	(633)	1,674

22.	Commitments and contingent liabilities
      Off balance sheet commitments include operating leases, commitments for future capital expenditures and other future purchases.

	2006	2007	2008	2009	2010	Thereafter	Total

Off balance sheet commitments	93,660	16,304	15,112	5,979	4,919	17,918	153,892
      Certain of the Company’s satellite transponders, offices, warehouses, earth stations, vehicles, and office equipment are leased under various terms. Minimum annual commitments under operating leases determined as at December 31, 2005 are $16.7 million in 2006, $9.9 million in 2007, $9.5 million in 2008, $4.9 million in 2009, $3.8 million in 2010 and $3.7 million thereafter. The annual aggregate lease expense in each of fiscal 2005, 2004, and 2003, was $17.2, $5.1 and $4.9 million respectively. The expiry terms range from January 2006 to January 2043.
      Telesat has non-satellite purchase commitments of US $20.9 million (CAD $24.4 million) and CAD $0.5 million with various suppliers at December 31, 2005 (2004 - US $20.3 million or CAD $24.9).
      During the first quarter of 2004, Telesat entered into contracts for the construction and launch of Anik F3, targeted for launch in 2006. The outstanding commitments at December 31, 2005 on these contracts are US $69.1 million (CAD $80.5 million).

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      Telesat has also entered into agreements with various customers for the sale and/or lease of a number of transponders and for prepaid revenues on the Anik F2, Anik F1R and Anik F3 satellites which take effect on final acceptance of the spacecraft. Telesat shall be responsible for operating and controlling these satellites. Deposits and accrued interest of $272.8 million (2004 - $287.4 million), refundable under certain circumstances, are reflected in other liabilities, both current and long-term.
      In the normal course of business, Telesat has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require Telesat to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties.
      Certain indemnification undertakings can extend for an unlimited period and may not provide for any limit on the maximum potential amount, although certain agreements do contain specified maximum potential exposure representing a cumulative amount of approximately $16.7 million. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount Telesat could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. To the best of management’s knowledge, Telesat has not made any payments under such indemnifications.
      Telesat reached an agreement with one of its major customers concerning the dispute of the application of the Canadian Radio-television and Telecommunications Commission contribution levy. Levy payments owing to Telesat have been recovered.
      In August 2001, Boeing, the manufacturer of the Anik F1 satellite, advised Telesat of a gradual decrease in available power on-board the satellite. Telesat filed an insurance claim with its insurers on December 19, 2002, and in March 2004 reached a final settlement agreement. The settlement calls for an initial payment in 2004 of US $136.2 million and an additional payment of US $49.1 million in 2007 if the power level on Anik F1 degrades as predicted by the manufacturer. In the event that the power level on Anik F1 is better than predicted, the amount of the payment(s) will be adjusted by applying a formula which is included in the settlement documentation and could result in either a pro-rated payment to Telesat of the additional US $49.1 million or a pro-rated repayment of up to a maximum of US $36.1 million to be made by Telesat to the insurers. The initial payment has been received. During December 2005, a number of insurers elected to pay a discounted amount of the proceeds due in 2007. A total of US $26.2 million was received in December (pre-discount value of US $29.1 million) leaving US $20.0 million to be paid in 2007. The degradation continues as predicted.

23.	Related party transactions
      Related parties include BCE, the sole common shareholder, together with its subsidiaries and affiliates.
      The following transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

	December 31,

	2003	2004	2005

Operating revenues for services provided	124,929	129,169	131,880
Operating expenses for services received	3,984	6,778	9,273
Receivables at year end	8,260	4,832	3,566
Deferred revenues and deposits	1,280	1,249	1,040

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Reconciliation of Canadian GAAP to United States GAAP
      Telesat has prepared these consolidated financial statements according to Canadian GAAP. The following tables are a reconciliation of differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.

Reconciliation of net earnings

	December 31,

	2003	2004	2005

Canadian GAAP - Net earnings	72,032	85,257	90,694
Gains (losses) on derivatives(a)	19,596	19,550	1,457
Tax effect of above adjustments(b)	(6,974)	(6,901)	(513)

United States - Net earnings	84,654	97,906	91,638
Dividends on preferred shares	(2,000)	(1,840)	(1,780)

United States GAAP - Net earnings applicable to common shares	82,654	96,066	89,858

Other comprehensive earnings (loss) items
Change in currency translation adjustment	12	(325)	337

United States GAAP - Comprehensive earnings	82,666	95,741	90,195

United States GAAP - Net earnings per common share	12.08	14.04	13.13

Accumulated other comprehensive income (loss)

	December 31,

	2003	2004	2005

Cumulative translation adjustment	(2,862)	(3,187)	(2,850)

Accumulated other comprehensive income (loss)	(2,862)	(3,187)	(2,850)

Reconciliation of total shareholders’ equity

	December 31,

	2003	2004	2005

Canadian GAAP	475,629	558,856	648,359
Adjustments
Gains (losses) on derivatives(a)	19,596	39,146	40,603
Tax effect of above adjustments(b)	(6,974)	(13,875)	(14,388)

United States GAAP	488,251	584,127	674,574

Description of United States GAAP adjustments

(a) Derivatives and embedded derivatives
      In accordance with U.S. GAAP, all derivative instruments, including those embedded in contracts, are recorded on the balance sheet at fair value with gains or losses recognized in earnings. The Company denominates many of its long-term international purchase contracts in U.S. dollars resulting in embedded derivatives. This exposure to the U.S. dollar is partially offset by revenue that is also denominated in

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
U.S. dollars. At December 31, 2005, the estimated fair value of assets resulting from embedded derivatives is $49.2 million (2004 - $53.6 million, 2003 - $21.8 million).
      The Company hedges a portion of it’s exposure to foreign exchange. For U.S. GAAP purposes the Company has elected not to designate the forward contracts as hedges and has recorded the derivatives at fair value on the balance sheet. At December 31, 2005, the estimated fair value of derivative contract liabilities is $8.6 million (2004 - $14.4 million, 2003 - $2.2 million).
      The impact on the statement of operations of changes in the fair value of these derivatives is reflected in the U.S. GAAP reconciliation note in the amount of $1.4 million (2004 - $19.6 million, 2003 - $19.6 million).

(b) Income taxes
      The income tax adjustment reflects the impact the United States GAAP adjustments described above have on income taxes. The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that; income tax rates of enacted or substantively enacted tax law are used to calculate future income tax assets and liabilities under Canadian GAAP and only enacted tax rates are used under United States GAAP. There were no differences between substantively enacted and enacted rates to be adjusted.

(c) Impact of adopting recent changes to accounting standards
      Effective January 1, 2004 Telesat adopted CICA Handbook section 3110, Asset retirement obligations (ARO). Liabilities related to the legal obligation of retiring property, plant and equipment are initially measured at fair value and are adjusted for any changes resulting from the passage of time or to the amount of the original estimate of the undiscounted cash flows. The cumulative amortization expense for the asset and accretion expense for the liability for years prior to 2004 were recorded as an adjustment to the opening retained earnings for 2004, with offsets to the ARO liability, ARO asset and to the future tax liability. Under United States GAAP the cumulative effect of the change in accounting principle would have been recognized in net income in the period of the change. The impact on the reconciliation and the per share amount of the change in accounting policy is insignificant.

(d) Investment tax credits and research and development costs
      Under United States GAAP presentation, investment tax credits are recorded as a reduction of income tax expense. Under Canadian GAAP presentation, investment tax credits are reflected as a reduction of the cost of sales, research and development expenses or capital equipment as appropriate.
      Accordingly, under United States GAAP, research and development expense would increase in the years 2003, 2004 and 2005 by $0.3 million, $0.4 million and $0.5 million respectively. Income tax expense would decrease by these same amounts in the respective years, resulting in no change to net earnings.
      Research and development costs charged to expense in 2003, 2004 and 2005 were $2.3 million, $2.2 million and $3.1 million respectively.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(e) Accounting for stock-based compensation
      Telesat adopted the fair value-based method of accounting on a prospective basis for Canadian and United States GAAP, effective January 1, 2002. For United States GAAP, Telesat follows Statement of Financial Accounting Standards (SFAS) No. 123 to account for stock based compensation and provides pro forma disclosures of net earnings and earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123 was adopted. The table below shows the pro forma compensation expense for stock options and pro forma net earnings using the Black-Scholes option pricing model.

	December 31,

	2003	2004	2005

United States GAAP - Net earnings as reported	84,654	97,906	91,638
Canadian GAAP - Compensation cost included in net earnings	245	353	408
United States GAAP - Total compensation cost	(663)	(510)	(416)

United States GAAP - Pro forma net earnings	84,236	97,749	91,630
Dividends on preferred shares	(2,000)	(1,840)	(1,780)

Pro forma net earnings applicable to common shares	82,236	95,909	89,850

Pro forma net earnings per common share (basic and diluted)	12.02	14.02	13.13

(f) Cash equivalents and short term investments
      As required by United States GAAP the following additional disclosure is provided:
      Cash includes cash equivalents, which are investments that are held to maturity and have terms to maturity of 90 days or less at the time of acquisition. Cash equivalents typically consist of commercial paper, term deposits, banker’s acceptances and bearer deposit notes issued by major banks and corporate debt. Cash equivalents are carried at cost which approximates their fair value. There is no difference in classification between Canadian and United States GAAP.
      Short term investments are investments that are highly liquid, held to maturity and have terms to maturity of greater than 90 days but less than 1 year, at the time of acquisition. Short term investments typically consist of commercial paper and corporate bonds. Short term investments are carried at cost, which approximates their fair value. There is no difference in classification between Canadian and United States GAAP.

(g) Accounts payable and accrued liabilities
      Included in the accounts payable and accrued liabilities balance for the year ending December 31, 2004 are property accruals in the amount of $13.7 million which are greater than 5% of the total current liabilities for the year. There was no one accrual in the subsequent year which exceeded this Securities and Exchange Commission (SEC) threshold.

(h) Presentation and disclosure of guarantees
      Under Canadian GAAP, guarantees do not include indemnifications against intellectual property right infringement, whereas under United States GAAP they are included. At December 31, 2005, such indemnifications amounted to $932.7 million. Telesat also has guarantees where no maximum potential amount is specified.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(i) Presentation and disclosures of cash flow statement
      Under Canadian GAAP bank account overdrafts that are temporary are included in cash and cash equivalents. Under United States GAAP all changes in bank account overdrafts are disclosed under financing activities.
      Other statement of cash flow disclosure required under United States GAAP is as follows:

	December 31,

	2003	2004	2005

Non-cash payments for capital assets included in accounts payable	(15,165)	6,543	4,612
Change in bank overdraft.	1,990	(1,990)	-
Interest paid (net of amounts capitalized)	9,278	8,844	16,233

(j) Capitalized interest
      Capitalized interest is disclosed as other income in note 4. Interest expense under United States GAAP would have been disclosed net of interest capitalized in other income as follows:

	December 31,

	2003	2004	2005

Total interest expense	30,401	26,486	29,526
Capitalized interest	(22,826)	(17,642)	(14,974)

Interest expense net of capitalized interest	7,575	8,844	14,552

(k) Business combination
      United States GAAP requires pro forma disclosure of a business combination as if it had been completed at the beginning of the most recent period as well as prior period. Pro forma disclosure for the current period is not considered materially different. The following unaudited pro forma combined results under United States GAAP for 2004 are:

2004

(Unaudited)
Pro forma revenue	396,117
Pro forma net earnings	83,489
Pro forma net earnings applicable to common shares	81,649
Pro forma net earnings per common share (basic and diluted)	11.93
      The acquisition of SpaceConnection is part of Telesat’s growth strategy throughout the Americas. SpaceConnection is a major provider of C-Band and Ku-Band space segment for programming-related satellite transmission services. Its clients include the major U.S. television networks, cable programmers and services to the educational, religious, government, business and entertainment sectors. This coupled with Telesat’s belief that there is much potential in high-definition television and in providing occasional use satellite services to these broadcasters, cable programmers and other businesses are factors that contributed to the purchase price and the goodwill recorded on acquisition.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(l) Finite-life intangible assets
      Under United States GAAP actual amortization of intangibles for the current year as well as the expected amortization over the next 5 years would be disclosed as follows:

	2005	2006	2007	2008	2009	2010

Non-competition agreement	1,165	1,165	1,165	1,165	1,165	1,165
Long-term contracts and customer lists	2,393	2,187	756	71	4	-

Total	3,558	3,352	1,921	1,236	1,169	1,165

(m) Pensions
      The investment strategy for the unfunded benefit plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within our guidelines. The expected rate of return assumption is based on our target asset allocation policy and the expected future rates of return on these assets. The table below shows the allocation of our pension plan assets at December 31, 2005 and 2004, target allocation for 2005 and the expected long-term rate of return by asset class.

		Percentage of
	Weighted	Plan Assets at		Weighted Average
	Average Target	December 31		Expected Long-Term
	Allocation			Rate of Return
	2005	2005	2004	2005

Asset category
Equity securities	35% - 75%	64%	63%	8.5%
Debt securities	25% - 65%	36%	37%	6.0%

Total/ average		100%	100%	7.5%

      Pension benefits expected to be paid in each of the next 5 years, and the succeeding 5 years in aggregate are as follows:

	2006	2007	2008	2009	2010	2011 - 2015

Pension	3,639	3,684	3,730	3,777	3,824	19,849
Other benefits	413	434	457	481	506	2,953
      Expected pension contributions in 2006 are $0.5 million and expected other benefit contributions for 2006 are $0.4 million.

	Effect of 1% Increase in	Effect of 1% Decrease in
	Assumed Trend Rates	Assumed Trend Rates

On aggregate of service cost and interest cost	48	(412)
On obligation	798	(722)

(n) Long-term commitments and contingencies
      The majority of the Company’s capital leases relate to long-term leases for satellite transponders. The leases run until the estimated end of the useful life of the satellites. The expiry terms range from September 2014 to July 2015.
      Telesat had standby letters of credit in the amount of $0.7 million and $0.8 million in 2005 and 2004 respectively that reduce the unused bank lines of credit available. Infosat had a standby letter of credit in the

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
amount $0.1 million in 2005 and nil in 2004 that is a separate facility from its bank line of credit and therefore does not reduce the amount available.

(o) Recent changes to accounting standards

Inventory costs
      In November 2004, the Financial Accounting Standards Board (FASB) issued FAS 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight handling and wasted material as they relate to inventory costing. FAS 151 requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the application of FAS 151 will have an impact on the financial statements.

Exchanges of non-monetary assets
      In December 2004, the FASB issued FAS 153, which deals with the accounting for the exchanges of non-monetary assets. FAS 153 is an amendment of APB 29. APB 29 requires that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. FAS 153 amends APB 29 to eliminate the exception from using fair market value for non-monetary exchanges of similar productive assets and introduces a broader exception for exchanges of non-monetary assets that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of FAS 153 will have an impact on the financial statements.

Accounting changes and error corrections
      In May 2005, the FASB issued FAS 154, which deals with all voluntary changes in accounting principles and changes required by an accounting pronouncement if that pronouncement does not include specific transition provisions. FAS 154 replaces APB 20, Accounting Changes and FAS 3, Reporting Accounting Changes in Interim Financial Statements. This statement requires retrospective application of a change in accounting principle to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, in which case the change in principle is applied as if it were adopted prospectively from the earliest date practicable. Corrections of an error require adjusting previously issued financial statements. FAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

25.	Subsequent events
      In January 2006, Telesat signed an agreement to build and launch Nimiq 4, a new direct broadcast satellite targeted for launch in 2008. The outstanding commitments on this contract at the time of signing were US $169.7 million (CAD $197.9 million) and CAD $14 million with various suppliers.
      On February 1, 2006, Telesat’s parent company BCE announced its intention to implement a recapitalization of Telesat and launch an Initial Public Offering (IPO) of a minority stake for Telesat in the second half of 2006.

TELESAT CANADA
CONSOLIDATED STATEMENTS OF EARNINGS
Nine Months Ended September 30, 2005 and 2006, unaudited

		September 30,

	Notes	2005	2006

		(in thousands of
		Canadian dollars,
		except share data)
Operating revenues
Service revenues		311,591	322,678
Equipment sales revenues		45,586	28,288

		357,177	350,966
Operating expenses
Amortization expense		81,003	90,757
Operations and administration		114,098	128,536
Cost of equipment sales		39,223	22,077

Total operating expenses		234,324	241,370

Earnings from operations		122,853	109,596
Other expense (income)
Interest expense		22,276	19,688
Other income	(4)	(12,782)	(9,839)

Earnings before income taxes		113,359	99,747
Income taxes		40,938	14,043

Net earnings		72,421	85,704
Dividends on preferred shares		1,331	1,331

Net earnings applicable to common shares		71,090	84,373

Basic and diluted - net earnings per common share		10.39	12.33
Weighted average number of shares outstanding		6,842,547	6,842,547
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Nine Months Ended September 30, 2005 and 2006, unaudited

	September 30,

	2005	2006

	(in thousands of
	Canadian dollars)
Balance at beginning of period	399,505	488,309
Net earnings	72,421	85,704
Dividends on preferred shares	(1,331)	(1,331)
Other	(120)	32

Balance at end of period	470,475	572,714

TELESAT CANADA
CONSOLIDATED BALANCE SHEETS
As at December 31, 2005 and September 30, 2006, unaudited

				Pro Forma
				(Note 10)
		December 31,	September 30,	September 30,
	Notes	2005	2006	2006

		(in thousands of Canadian
		dollars)
Assets
Current assets
Cash and cash equivalents		113,477	22,036	—
Short-term investments		51,058	2,008
Accounts receivable		59,380	47,353
Current future tax asset		3,737	6,246
Other current assets		36,177	29,203

Total current assets		263,829	106,846	84,810
Capital assets, net	(2)	1,335,442	1,380,731
Investments		15,537	15,537
Other assets		17,063	19,437
Finite-life intangible assets, net		8,843	6,332
Goodwill	(2)	23,595	23,934

		1,664,309	1,552,817	1,530,781

Liabilities
Current liabilities
Accounts payable and accrued liabilities		38,905	36,298
Other current liabilities		111,244	94,878
Debt due within one year		152,838	3,047

Total current liabilities		302,987	134,223	134,223
Debt financing		132,202	143,644	171,608
Future tax liability		193,742	192,498
Other long-term liabilities		387,019	349,224

		1,015,950	819,589	847,553

Commitments and contingent liabilities	(8,9)
Shareholders’ Equity
Capital stock - common shares		111,898	111,898
Contributed surplus		1,002	1,199
Retained earnings		488,309	572,714
Cumulative translation adjustment		(2,850)	(2,583)

		598,359	683,228	683,228
Capital stock - preferred shares		50,000	50,000	—

Total shareholders’ equity		648,359	733,228	683,228

Total liabilities and shareholders’ equity		1,664,309	1,552,817	1,530,781

TELESAT CANADA
CONSOLIDATED STATEMENTS OF CASH FLOW
Nine Months Ended September 30, 2005 and 2006, unaudited

		September 30,

	Notes	2005	2006

		(in thousands of
		Canadian dollars)
Cash flows from operating activities
Net earnings		72,421	85,704
Adjustments to reconcile net earnings to cash flows from operating activities:
Amortization		81,003	90,757
Capitalized interest		(12,811)	(9,612)
Future income taxes		23,167	(2,987)
Other		3,108	352
Customer prepayments on future satellite services		6,130	12,323
Operating assets and liabilities	(5)	2,185	(5,001)

		175,203	171,536

Cash flows from investing activities
Satellite programs		(173,704)	(151,694)
Property additions		(11,440)	(11,988)
Maturity of short-term investments		66,781	49,050
Business acquisitions		(4,353)	(2,971)
Proceeds on disposal of assets		103	176

		(122,613)	(117,427)

Cash flows from financing activities
Debt financing and bank loans		385	25,862
Repayment of bank loans and debt financing		(1,926)	(14,212)
Note repayment		—	(150,000)
Capital lease payments		(3,449)	(3,343)
Satellite performance incentive payments		(1,163)	(1,870)
Preferred dividends paid		(883)	(1,331)

		(7,036)	(144,894)

Effect of changes in exchange rates on cash and cash equivalents		194	(656)
Increase (decrease) in cash and cash equivalents		45,748	(91,441)
Cash and cash equivalents, beginning of period		30,897	113,477

Cash and cash equivalents, end of period		76,645	22,036

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1.	Accounting policies
      These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles except that these interim consolidated financial statements do not provide full note disclosure. Customer prepayments for satellite services and promissory note repayments from customers have been reclassified from cash flows from financing activities to cash flows from operating activities. The effect of changes in exchange rates on cash and cash equivalents has been disclosed in the consolidated statement of cash flow.
      These interim consolidated financial statements have been prepared using the same accounting policies used in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2005 and should be read in conjunction with the audited annual consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the accompanying consolidated financial statements have been made.
      In March 2006, there was a significant change to an accounting estimate. The allowance for doubtful accounts was written down by $2.5 million to $3.0 million (December 31, 2005 - $5.4 million).

2.	Segmented information

	September 30,

	2005	2006

Operating revenues
Broadcast - external	154,476	164,300
Broadcast - inter-segment	—	888
Business Networks - external	97,044	74,201
Business Networks - inter-segment	8,853	10,906
Carrier - external	19,922	17,293
Carrier - inter-segment	5,180	1,419
Consulting and Other - external	18,001	21,406
Consulting and Other - inter-segment	—	9

	303,476	290,422
Telesat Canada Subsidiaries	67,734	74,209
Inter-segment eliminations	(14,033)	(13,665)

	357,177	350,966

Amortization expense
Broadcast	32,575	38,898
Business Networks	29,675	31,927
Carrier	8,144	10,230
Consulting and Other	1,812	1,124
Telesat Canada Subsidiaries	8,797	8,578

	81,003	90,757

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	September 30,

	2005	2006

Earnings from operations
Broadcast	100,612	100,971
Business Networks	(376)	(4,828)
Carrier	9,415	(299)
Consulting and Other	4,652	7,503

	114,303	103,347
Telesat Canada Subsidiaries	8,550	6,249

Total earnings from operations	122,853	109,596
Interest expense	(22,276)	(19,688)
Other income	12,782	9,839
Income taxes	(40,938)	(14,043)

Net earnings	72,421	85,704

Geographic information
Revenues - Canada	223,209	241,307
Revenues - United States	108,493	86,254
Revenues - Brazil	13,190	13,159
Revenues - all others	12,285	10,246

	357,177	350,966

	December 31,	September 30,
	2005	2006

Capital assets - Canada	1,268,570	1,320,548
Capital assets - United States	57,592	51,408
Capital assets - Brazil	3,596	3,235
Capital assets - Other	5,684	5,540

	1,335,442	1,380,731

Goodwill - Canada	16,537	16,537
Goodwill - United States	7,058	7,397

	23,595	23,934

3.	Business acquisition
      On February 16, 2006, Infosat Communications Inc. (USA) acquired 100% of the outstanding common shares of Able Leasing Co. At the same time, Able Leasing Co. changed its name to Able Infosat Communications, Inc. (Able). Able provides sales and service of land mobile radio, microwave radio, marine radio, closed circuit television and satellite communications. The purchase price of US $1.3 million was determined based on the fair value of assets acquired and liabilities assumed at the date of acquisition. There are two additional future contingent payments of US $0.6 million which have not been accrued. The contingent payments are based on achieving certain performance criteria by December 2006 and 2007. If satisfied, only the first contingent payment will be accounted for as an incremental cost of the acquisition resulting in an increase to goodwill, the second contingent payment will be expensed. Neither of these

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
payments have been accrued due to uncertainty. The acquisition of Able has been accounted for using the purchase method of accounting and the results of operations have been included in the consolidated financial statements from the date of acquisition. Net cash of $0.4 million was paid for net assets acquired including goodwill.
      During the first quarter of 2006, a cash payment of $2.6 million was made for The SpaceConnection, Inc. This additional payment of contingent consideration was accrued in December 2005.

4.	Other income

	September 30,

	2005	2006

Capitalized interest	12,811	9,612
Interest income	5,193	4,010
Gain on disposal of assets	113	171
Performance incentive payments and milestone interest expense	(6,460)	(4,760)
Foreign exchange gain	967	813
Other	158	(7)

	12,782	9,839

5.	Cash flow information

	September 30,

	2005	2006

Net change in operating assets and liabilities is comprised of:
Receivables	(16,702)	3,417
Other assets	(4,109)	(4,318)
Accounts payable	14,981	(2,177)
Income taxes payable	5,715	(775)
Other liabilities	(13,352)	(14,202)
Promissory notes repayments	15,652	13,054

	2,185	(5,001)

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Stock-based compensation plans

Stock options
      The following tables are a summary of the status of Telesat’s portion of the BCE stock option programs at September 30, 2006.

		Weighted-
		Average
	Number	Exercise
	of Shares	Price ($)

Outstanding, January 1, 2006	543,884	31.57
Granted	101,972	29.42
Exercised	(7,500)	16.91
Expired/forfeited	—	—

Outstanding, September 30, 2006	638,356	31.40

Exercisable, September 30, 2006	361,737	33.04

  At September 30, 2006

	Options Outstanding			Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
		Remaining	Exercise		Exercise
	Number	Life	Price ($)	Number	Price ($)

Range of exercise price
Below $20	30,875	2.65	16.86	30,875	16.86
$20 to $29	446,087	4.95	29.09	169,468	28.81
$30 to $39	10,000	3.77	34.55	10,000	34.55
$40 and over	151,394	3.92	40.97	151,394	40.97

	638,356	4.57	31.40	361,737	33.04

      The assumptions used to determine the stock-based compensation expense under the Black-Scholes option pricing model were as follows:

	September 30,

	2005	2006

Compensation cost	304	131
Number of stock options granted	67,224	101,972
Weighted-average fair value per option granted ($)	3.0	2.0
Assumptions:
Dividend yield	4.6%	4.4%
Expected volatility	24%	17%
Risk-free interest rate	3%	4%
Expected life (years)	3.5	3.5

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Restricted share units (RSUs)
      The table below is a summary of the status of RSUs:

Number of RSUs

Outstanding, January 1, 2006	76,237
Granted	50,986
Dividends credited	883
Payments	(77,120)

Outstanding, September 30, 2006	50,986

Deferred share units (DSUs)
      The table below is a summary of the status of the DSUs:

Number of DSUs

Outstanding, January 1, 2006	4,399
Granted	1,772
Dividends credited	276
Payments	—

Outstanding, September 30, 2006	6,447

7.	Employee benefit plans

	September 30,

	Pension Benefits		Other Benefits

	2005	2006	2005	2006

Current service cost	2,370	3,236	296	349
Interest cost on accrued benefit obligation	5,798	6,159	513	575
Expected return on plan assets	(7,624)	(8,453)	—	—
Amortization of net actuarial loss	72	530	(17)	—
Amortization of transitional (asset) obligation	(1,091)	(1,091)	464	464

Net benefit plans cost	(475)	381	1,256	1,388

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Reconciliation of Canadian GAAP to United States GAAP
      Telesat has prepared these consolidated financial statements according to Canadian GAAP. The following tables are a reconciliation of differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.

Reconciliation of net earnings

	September 30,

	2005	2006

Canadian GAAP - Net earnings	72,421	85,704
Gains (losses) on derivatives(a)	2,145	1,409
Tax effect of above adjustments(b)	(757)	(456)

United States GAAP - Net earnings	73,809	86,657
Dividends on preferred shares	(1,331)	(1,331)

United States GAAP - Net earnings applicable to common shares	72,478	85,326

Other comprehensive earnings (loss) items
Change in currency translation adjustment	31	268

United States GAAP - Comprehensive earnings	72,509	85,594

United States GAAP - Net earnings per common share	10.59	12.47

Accumulated other comprehensive income (loss)

	December 31,	September 30,
	2005	2006

Cumulative translation adjustment	(2,850)	(2,582)

Accumulated other comprehensive income (loss)	(2,850)	(2,582)

Reconciliation of total shareholders’ equity

	December 31,	September 30,
	2005	2006

Canadian GAAP	648,359	733,228
Adjustments
Gains (losses) on derivatives(a)	40,603	42,012
Tax effect of above adjustments(b)	(14,388)	(14,844)

United States GAAP	674,574	760,396

Description of United States GAAP adjustments

(a) Derivatives and embedded derivatives
      In accordance with U.S. GAAP, all derivative instruments, including those embedded in contracts, are recorded on the balance sheet at fair value with gains or losses recognized in earnings. The Company denominates many of its long-term international purchase contracts in U.S. dollars resulting in embedded derivatives. This exposure to the U.S. dollar is partially offset by revenue that is also denominated in

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
U.S. dollars. At September 30, 2006, the estimated fair value of assets resulting from embedded derivatives is $53.8 million (2005 - $51.6 million).
      The Company hedges a portion of it’s exposure to foreign exchange. For U.S. GAAP purposes the Company has elected not to designate the forward contracts as hedges and has recorded the derivatives at fair value on the balance sheet. At September 30, 2006, the estimated fair value of derivative contract liabilities is $11.8 million (2005 - $10.3 million).
      The impact on the statement of operations of changes in the fair value of these derivatives is reflected in the U.S. GAAP reconciliation note in the amount of $1.4 million (2005 - $2.1 million).

(b) Income taxes
      The income tax adjustment reflects the impact the United States GAAP adjustments described above have on income taxes.

(c) Accounting for stock-based compensation
      Telesat adopted the fair value-based method of accounting on a prospective basis for Canadian and United States GAAP, effective January 1, 2002. For United States GAAP, Telesat follows Statement of Financial Accounting Standards (SFAS) No. 123 to account for stock based compensation and provides pro forma disclosures of net earnings and earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123 was adopted. Effective January 1, 2006, Telesat adopted SFAS No. 123(R) to be applied to future grants. Adoption of SFAS No. 123(R) has not had a significant impact on our financial position or results of operation. The table below shows the pro forma compensation expense for stock options and pro forma net earnings using the Black-Scholes option pricing model.

September 30,
2005

United States GAAP - Net earnings as reported	73,809
Canadian GAAP - Compensation cost included in net earnings	304
United States GAAP - Total pro forma compensation cost	(310)

United States GAAP - Pro forma net earnings	73,803
Dividends on preferred shares	(1,331)

Pro forma net earnings applicable to common shares	72,472

Pro forma net earnings per common share (basic and diluted)	10.59

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(d) Presentation and disclosure of guarantees
      Under Canadian GAAP, guarantees do not include indemnifications against intellectual property right infringement, whereas under United States GAAP they are included. At September 30, 2006, such indemnifications amounted to $902.1 million. Telesat also has guarantees where no maximum potential amount is specified.

(e) Capitalized interest
      Capitalized interest is disclosed as other income in note 4. Interest expense under United States GAAP would have been disclosed net of interest capitalized in other income as follows:

	September 30,

	2005	2006

Total interest expense	22,276	19,688
Capitalized interest	(12,811)	(9,612)

Interest expense net of capitalized interest	9,465	10,076

(f) Inventories
      Inventories are valued at lower of cost or market and consist of $12.5 million (December 31, 2005 - $17.0 million) of finished goods and $2.0 million (December 31, 2005 - $2.2 million) of work in process.

(g) Presentation and disclosures of cash flow statement
      Non-cash payments for capital assets included in accounts payable at September 30, 2006 were a source of cash of $4.6 million (September 30, 2005  — source of cash of $9.8 million).

(h) Recent changes to accounting standards
      Accounting for uncertainty in income taxes
      In June 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Telesat will adopt the provisions of FIN 48 on January 1, 2007. Telesat is currently in the process of assessing the impact of FIN 48 on Telesat’s results of operations and financial condition.
      Fair value measurements
      In September 2006, the FASB issued FAS 157, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The statement does not require any new fair value measurements however it may change the methods used to measure fair value. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Telesat is currently in the process of assessing the impact of FAS 157 on Telesat’s results of operations and financial condition.

TELESAT CANADA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Employers’ accounting for defined benefit pension and other postretirement plans
      In September 2006, the FASB issued FAS 158, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as either an asset or liability on the balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires the employer to measure the funded status of a plan as of its year end balance sheet date. FAS 158 is effective for fiscal years ending after December 15, 2006. Telesat is currently in the process of assessing the impact of FAS 158 on Telesat’s results of operations and financial condition.

Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements
      In September 2006, the SEC issued SAB 108, which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The bulletin prescribes a process of quantifying financial statement misstatements by determining the effects of the identified unadjusted error on each financial statement and related financial statement disclosure. The bulletin is effective for annual statements covering the first fiscal year ending after November 15, 2006. Telesat is currently in the process of assessing the impact of SAB 108 on Telesat’s financial statements.

9.	Commitments and contingent liabilities
      On September 18, 2006, Telesat Holding Inc. filed a preliminary prospectus for an initial public offering of non-voting shares in Canada and the United States. Prior to completion of the offering, Telesat Holding Inc. will incur certain indebtedness the net proceeds of which, together with the proceeds of the offering, will be distributed to BCE. Upon closing the offering, Telesat Holding Inc. will be the parent company of Telesat Canada.
      Under the Employment and Retirement Arrangement with the former President and Chief Executive Officer of Telesat Canada, Larry Boisvert will receive a payment of $3 million on completion of the initial public offering (IPO) or certain other specified transactions which affect the ownership of the Company. Under the September 18, 2006 Employment Agreement with Daniel S. Goldberg, the new President and Chief Executive Officer of Telesat Canada, Telesat has committed to make a “success payment” in connection with the IPO or certain other specified transactions which affect the ownership of the Company equal to one-half of one percent of the enterprise value. Telesat has also committed to revised compensation arrangements with other executives that are expected to include “success payments” in such an amount that, when aggregated and combined with Mr. Goldberg’s success payment, will represent less than 1% of enterprise value.

10.	Subsequent events
      On October 4, 2006, the Telesat Canada Board of Directors approved the transfer of the investment in 3484203 Canada Inc. to BCE in return for promissory notes. The transaction is expected to occur in the 4th quarter of 2006. The Board also approved Telesat dividending all remaining promissory notes up to BCE.
      At the same time, the Board approved the redemption of the $50 million of preferred shares on November 1, 2006 at a redemption price of $10 per share, together with accrued but unpaid dividends.
      This redemption is reflected in the pro forma column of the September 30, 2006 balance sheet.

      No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sales made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

      Until                   , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               Shares
Telesat Holding Inc.
Class B Non-Voting Shares

Joint Book Running Managers
Goldman, Sachs & Co.
Citigroup
RBC Capital Markets

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers
      Under the Canada Business Corporations Act and the by-laws of the Registrant, a copy of which is filed as an Exhibit to this Registration Statement, the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or another entity, if the individual (a) acted honestly and in good faith with a view to the best interests of the Registrant, or as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and persons controlling the Registrant, pursuant to the foregoing provisions, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities
      There have been no sales of unregistered securities in the past 3 years.

Item 8.	Exhibits and Financial Statement Schedules
      The exhibits to this Registration Statement are listed in the Exhibit Index to this Registration Statement, which Exhibit Index is incorporated herein by reference.

Item 9.	Undertakings
      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or

(4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that if meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ottawa, Province of Ontario, Canada, on November 2, 2006.

TELESAT HOLDING INC.

/s/ Daniel S. Goldberg

Name: Daniel S. Goldberg

Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Daniel S. Goldberg Daniel S. Goldberg	President and Chief Executive Officer (Principal Executive Officer)	November 2, 2006

/s/ Ted H. Ignacy Ted H. Ignacy	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 2, 2006

* André Bérard	Director	November 2, 2006

* Ronald A. Brenneman	Director	November 2, 2006

* Richard J. Currie	Chairman of the Board of Directors	November 2, 2006

* Anthony S. Fell	Director	November 2, 2006

* Donna Soble Kaufman	Director	November 2, 2006

* Brian M. Levitt	Director	November 2, 2006

* The Honourable Edward C. Lumley	Director	November 2, 2006

* Judith Maxwell	Director	November 2, 2006

Signature		Capacity	Date

* John H. McArthur		Director	November 2, 2006

* Thomas C. O’Neill		Director	November 2, 2006

* James A. Pattison		Director	November 2, 2006

* Robert C. Pozen		Director	November 2, 2006

* Michael J. Sabia		Director	November 2, 2006

* Paul M. Tellier		Director	November 2, 2006

* Victor L. Young		Director	November 2, 2006

*By:	/s/ Daniel S. Goldberg Daniel S. Goldberg as Attorney-in-Fact
      Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, The SpaceConnection, Inc., as the Authorized Representative, has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Telesat Holding Corp. in the United States, on November 2, 2006.

THE SPACECONNECTION, INC.

/s/ Jennifer E. Perkins

Name: Jennifer E. Perkins
Title: Secretary

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement by and among Telesat Holding Inc. and the underwriters named therein.
3	.1*	Articles of Amendment of Telesat Holding Inc.
3	.2**	By-laws of Telesat Holding Inc.
4	.1*	Form of Registration Rights Agreement by and among Telesat Holding Inc. and BCE Inc.
4	.2*	Form of Telesat Holding Inc. Class B non-voting share certificate.
5	.1*	Opinion of Stikeman Elliott LLP as to the legality of the Class B non-voting shares.
8	.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP Re: Tax Matters.
8	.2*	Opinion of Stikeman Elliott LLP Re: Tax Matters.
10	.1*	Employment Agreement dated September , 2006 between Telesat Canada and Daniel S. Goldberg.
10	.2*	Letter Agreement dated September 8, 2006 between Telesat Canada and Laurier (Larry) J. Boisvert.
10	.3**	BCE Inc. Long-term Incentive (Stock Option) Program 1999.
10	.4**	The BCE Restricted Share Unit Plan for Executives and Other Key Employees (2004).
10	.5**	BCE Inc. Share Unit Plan for Senior Executives and Other Key Employees (1997).
10	.6**	Telesat Long-term Incentive Plan — Deferred Cash Plan (2002).
10	.7**	BCE Employee Savings Plan (1970).
10	.8**	Telesat Short-term Incentive Plan (Corporate Incentive Award).
21	.1***	List of subsidiaries of Telesat Holding Inc.
23	.1**	Consent of Deloitte & Touche LLP in respect of the financial statements of Telesat Holding Inc.
23	.2**	Consent of Deloitte & Touche LLP in respect of the financial statements of Telesat Canada.
23	.3*	Consent of Stikeman Elliott LLP (included in Exhibit 5.1 above).
23	.4*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in 8.1 above)
24	.1***	Powers of Attorney.

*	To be provided by amendment.

**	Filed herewith.

***	Previously filed.